As filed with the Securities and Exchange Commission on October 31, 2012

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

Under

the Securities Act of 1933

SERVICENOW, INC.

(Exact name of registrant as specified in its charter)

Delaware	7372	20-2056195
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

ServiceNow, Inc.

4810 Eastgate Mall

San Diego, California 92121

(858) 720-0477

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Frank Slootman

President and Chief Executive Officer

ServiceNow, Inc.

4810 Eastgate Mall

San Diego, California 92121

(858) 720-0477

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Please send copies of all communications to:

Gordon K. Davidson, Esq. Robert A. Freedman, Esq. Dawn H. Belt, Esq. Fenwick & West LLP 801 California Street Mountain View, CA 94041 (650) 988-8500	Robert Specker, Esq. General Counsel ServiceNow, Inc. 4810 Eastgate Mall San Diego, California 92121 (858) 720-0477	Eric C. Jensen, Esq. John T. McKenna, Esq. Cooley LLP 3175 Hanover Street Palo Alto, CA 94304 (650) 843-5000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐		Accelerated filer ☐
Non-accelerated filer ☒	(Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, $0.001 par value per share	$300,000,000	$40,920

(1)	Includes offering price of any additional shares that the underwriters have the option to purchase.
(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and neither we nor the selling stockholders are soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Dated October 31, 2012

             Shares

COMMON STOCK

ServiceNow, Inc. is offering              shares of common stock and the selling stockholders are offering              shares of common stock. We will not receive any proceeds from the sale of shares by the selling stockholders.

Our common stock is listed on the New York Stock Exchange under the symbol “NOW.” On October 31, 2012, the last reported sale price of our common stock as reported on the New York Stock Exchange was $30.65 per share.

We are an “emerging growth company” as defined under the federal securities laws. Investing in our common stock involves risks. See “Risk Factors” beginning on page 10.

PRICE $         A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to ServiceNow	Proceeds to Selling Stockholders
Per Share	$	$	$	$
Total	$	$	$	$

We and the selling stockholders have granted the underwriters the right to purchase up to an additional              shares of common stock at the public offering price less the underwriting discount.

The Securities and Exchange Commission and state regulators have not approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on                     , 2012.

MORGAN STANLEY	CITIGROUP	DEUTSCHE BANK SECURITIES

BARCLAYS	CREDIT SUISSE	UBS INVESTMENT BANK

PACIFIC CREST SECURITIES	WELLS FARGO SECURITIES

                    , 2012.

Transform IT

servicenow™

Cloud-Based Services to Automate Enterprise IT Operations

You should rely only on the information contained in this prospectus or contained in any free writing prospectus filed with the Securities and Exchange Commission. Neither we, the selling stockholders nor the underwriters have authorized anyone to provide you with additional information or information different from that contained in this prospectus or in any free writing prospectus filed with the Securities and Exchange Commission. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the selling stockholders are offering to sell, and seeking offers to buy, our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: Neither we, the selling stockholders, nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside the United States.

i

PROSPECTUS SUMMARY

The following summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes included in this prospectus and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

SERVICENOW, INC.

Overview

ServiceNow is a leading provider of cloud-based services to automate enterprise information technology, or IT, operations. Our service includes a suite of applications built on our proprietary platform that automates workflow and integrates related business processes. We focus on transforming enterprise IT by automating and standardizing business processes and consolidating IT across the global enterprise. Organizations deploy our service to create a single system of record for enterprise IT, to lower operational costs and to enhance efficiency. Additionally, our customers use our extensible platform to build custom applications for automating activities unique to their business requirements.

We help transform IT organizations from reactive, manual and task-oriented, to pro-active, automated and service-oriented organizations. Our on-demand service enables organizations to define their IT strategy, design the systems and infrastructure that will support that strategy, and implement, manage and automate that infrastructure throughout its lifecycle. We provide a broad set of integrated applications that are highly configurable and can be efficiently implemented and upgraded. Further, our multi-instance architecture has proven scalability for global enterprises, as well as advantages in security, reliability and deployment location.

We offer our service under a Software-as-a-Service, or SaaS, business model. Customers can rapidly deploy our service in a modular fashion, allowing them to solve immediate business needs and access, configure and build new applications as their requirements evolve. Our service, which is accessed through an intuitive web-based interface, can be easily configured to adapt to customer workflow and processes. Upgrades to our service are designed to be efficient and compatible with configuration changes and applied with minimal disruption to ongoing operations.

We have achieved significant growth in recent periods. A majority of our revenues comes from large, global enterprise customers. Our total customers grew 58% from 852 as of September 30, 2011 to 1,346 as of September 30, 2012. Our customers operate in a wide variety of industries, including financial services, consumer products, IT services, health care and technology. For the fiscal years ended June 30, 2010 and 2011, our revenues grew 114% from $43.3 million to $92.6 million. We incurred a net loss of $29.7 million and generated net income of $9.8 million for the fiscal years ended June 30, 2010 and 2011, respectively. For the six months ended December 31, 2010 and 2011, our revenues grew 93% from $37.9 million to $73.4 million. We generated net income of $4.8 million and incurred a net loss of $6.7 million for the six months ended December 31, 2010 and 2011, respectively. For the nine months ended September 30, 2011 and 2012, our revenues grew 90% from $88.9 million to $168.6 million. We generated net income of $5.1 million and incurred a net loss of $27.4 million for the nine months ended September 30, 2011 and 2012, respectively.

Our Industry

Enterprises Face Increasing Challenges in Managing and Automating IT Operations

For decades, enterprises have invested in IT to empower their workforces and enable business-critical functionality. This investment reflects enterprise dependence on a myriad of software applications, databases, operating systems, servers, networking equipment, personal computers, mobile devices, and a variety of other hardware and software assets. When managing the IT environment, enterprises face significant challenges:

•	Complexity of IT environments. The accelerating adoption of cloud-based services, virtual servers and desktops, and mobile technologies has added to the complexity of enterprise IT environments.

•

Budget pressures. IT executives are consistently asked to deliver more value for less cost and to provide transparency regarding the true costs and business value of IT investments. The most recent downturn in the global economy has heightened these demands.

•

Alignment to business goals. IT organizations are increasingly asked to be proactive and design and develop new processes that span the entire enterprise, rather than support a set of discrete technologies and react to business changes. IT organizations must develop strategies to enable necessary business changes. This has resulted in a much greater need for alignment of IT strategy and performance with overall business performance.

•

Consumerization of IT. Individuals are spending more time interacting with intuitive, social and mobile consumer-oriented Internet services. These experiences have increased business users’ expectations that they can access and interact with corporate IT technologies in a similar, familiar way. IT organizations are struggling to respond to these increased demands in a cost-effective manner.

•

Integration and standardization. Enterprises need integrated and standardized solutions that work with their existing systems and follow the most recent Information Technology Infrastructure Library, or ITIL, standard, a set of recommended business processes designed and adopted by IT operations industry participants globally to maximize the availability and usability of IT assets and the efficiency of IT staff.

Legacy IT Management Products Fall Short

Organizations have invested heavily in legacy software products to manage the inventory, cost and performance of IT resources. These traditional software products were originally architected in the 1980s and 1990s before the introduction of many of today’s modern computing technologies. Shortcomings of these legacy products include:

•

Disparate and redundant solutions. Many legacy IT management products were developed and widely deployed decades ago. Vendors of these products have in many cases relied upon acquisitions and partnerships to extend their offerings and have not re-architected their solutions to provide the seamless, integrated platform that customers desire. In addition, enterprises may have overlapping solutions in various business units, especially those that have grown by acquisition or that operate globally. As a result, many enterprises operate multiple systems and infrastructures.

•

Inflexible integration, customization and maintenance. Enterprises face numerous challenges when trying to customize legacy IT management products to meet their specific needs, as well as integrate them with third-party solutions. Due to their architectures and proprietary languages, these inflexible products often cannot be easily customized to meet customers’ business requirements and are difficult to integrate and maintain. As a result, enterprises may be required to adapt their business processes to the capabilities of the software.

•	Highly manual. Many legacy IT management products installed today are labor intensive, time-consuming, prone to error and prevent IT from rapidly responding to business needs.

•

Upgrade challenges and disruption of service. Once legacy IT management products have been installed, integrated and customized, upgrades can be challenging. As new versions of the software are released on a periodic basis, customers are often required to re-implement the updated software with limited ability to carry forward customizations.

•	Difficult to use and access. Many legacy IT management products lack a modern, easy to navigate user interface and were not originally designed to be accessed over the Internet or on mobile devices.

•

High total cost of ownership. Because legacy IT management products are often disparate, inflexible, highly manual, challenging to upgrade and difficult to use and access, we believe these products have a high total cost of ownership.

Our Solution

Our cloud-based service includes the following key elements:

•

Broad set of integrated functionality. Our suite of applications was developed to address core ITIL processes as well as additional business processes, and runs on a single extensible platform. Our platform includes workflow automation, notification, assignment and escalation, third-party integration capabilities, reporting and business intelligence, social and collaboration and administration capabilities. Our cloud-based service is designed to be deployed in a modular fashion, allowing customers to solve immediate business needs and access new application functionality as needs evolve.

•

Automation of IT operations. Our service automates the documentation, categorization, prioritization, assignment, notification and escalation of IT and other business processes. Additionally, our service automates routine and repeatable data center operations such as rebooting a server, cloning a database or deploying a virtualized environment.

•

Highly configurable and extensible to meet business needs. Our configuration features are designed to give customers the ability to easily alter the appearance and operation of the user interface, change and develop business rules to meet specific requirements, and extend the database schema to support the tracking and capturing of necessary data. As a result, our service enables management of IT operations without requiring changes to existing business processes. In addition, our customers and partners can use our platform to build applications to automate processes that are unique to their businesses.

•

Efficient implementations and integration. Our cloud-based model allows customers to quickly access and deploy our service without the need to install and maintain costly infrastructure hardware and software necessary for on-premises deployments. Our service is developed on an architecture that enables efficient integration with third-party architectures and other data sources.

•

Efficient upgrades. We design our upgrades to be compatible with customer configuration changes and applied rapidly with minimal disruption to ongoing operations, enabling customers to be on the most up-to-date version.

•

Scalable, secure and reliable multi-instance architecture. Our multi-instance architecture is designed to provide scalability, security and reliability for customers’ large, global businesses. By providing customers with dedicated applications and databases we ensure that customer data is not comingled. In addition, this architecture reduces risk associated with infrastructure outages, improves system scalability and security, and allows for flexibility in deployment location.

Our cloud-based service provides the following business benefits:

•

Single system of record for IT. We provide a single system of record for IT executives to track assets, activities and resources across the multiple systems and infrastructures currently in use in large enterprises. This provides executives with the ability to execute their IT strategy by quickly assessing how well their IT infrastructure is supporting business processes, analyzing business needs real-time and developing business solutions as needs evolve.

•

Lower total cost of ownership. We assume complete responsibility for our service, including application set, hosting infrastructure, maintenance, monitoring, storage, security, customer support and upgrades, all of which free customer resources. Additionally, we manage, monitor and handle upgrades and patch deployments remotely, which can result in lower total cost of ownership to our customers compared to legacy IT management products.

•

Easy to use and widely accessible. Our suite of intuitive and easy-to-use applications provides users with a familiar experience based on business-to-consumer concepts. Users can access our service through a web-based interface anywhere an Internet connection is available, including through mobile devices. We believe this ease of use and accessibility result in increased user adoption of specified processes, enhancing efficiency.

Our Growth Strategy

Our goal is to be the industry-recognized leading provider of cloud-based services to automate enterprise IT operations. Key elements of our growth strategy include:

•

Expand our customer base. We believe the global market for next-generation enterprise IT operations management is large and underserved, and we intend to continue to make investments in our business to capture increasingly larger market share. To expand our customer base we intend to invest in our direct sales force and strategic resellers as well as our data center footprint. In particular, we grew our sales and marketing team from 206 as of September 30, 2011 to 330 as of September 30, 2012.

•

Further penetrate our existing customer base. We intend to increase the number of subscriptions purchased by our current customers as they deploy additional core ITIL and extended IT applications, and use our platform to develop custom applications to meet business needs outside of IT. Additionally, we believe there are significant cross-sell opportunities for our separately priced Discovery and Runbook Automation technologies.

•

Expand internationally. We have a large and growing international presence, and intend to grow our customer base in various regions. We are investing in new geographies, including investment in direct and indirect sales channels, data centers, professional services, customer support and implementation partners.

•

Continue to innovate and enhance our service offerings. We have made, and will continue to make, significant investments in research and development to strengthen our existing applications, expand the number of applications on our platform and develop additional automation technologies. We typically offer multiple upgrades each year that allow our customers to benefit from ongoing innovation.

•

Strengthen our customer community. We have an enthusiastic and engaged customer community that contributes to our success through their willingness to share their ServiceNow experiences with other potential customers. Customer needs drive our development efforts. We will continue to leverage our large and growing customer community to expose our existing customers to new use cases and increase awareness of our service.

•

Develop our partner ecosystem. We intend to further develop our existing partner ecosystem by establishing agreements with strategic resellers and system integrators to provide broader customer coverage, access to senior executives and solution delivery capabilities. As we expand our base of partners, we intend to grow our indirect sales team and marketing efforts to support our distribution network.

•

Further promote our extensible platform. We plan to grow investments in our platform to better enable the creation of custom applications to address specific business issues. We believe our platform provides substantial application development capabilities and we intend to further realize the potential of our platform as a strategy to penetrate large and growing markets.

Selected Risks Associated with Our Business

Our business is subject to a number of risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. Some of these risks are:

•	We have a limited history of operating profits and, as our growth rates decline and our costs increase, may not achieve or maintain profitability in the future;

•	We have experienced rapid growth in recent periods and may not be able to manage this growth and expansion, or our business may not grow as we expect;

•	The market for enterprise IT operations management solutions is rapidly evolving and highly competitive;

•	Declines in customer renewal rates would harm our future operating results;

•	Defects or disruptions in our service or security breaches could diminish demand for our service and subject us to substantial liability;

•

We need to continue to invest in enhancements to our cloud infrastructure and if our required investments are greater than anticipated or fail to yield anticipated cost savings and performance benefits, our financial results will be negatively impacted;

•	Interruptions or delays in service from our third-party data center facilities could impair the delivery of our service and harm our business;

•	We may not timely and effectively scale and adapt our existing technology to meet our customers’ performance and other requirements.

•	Our quarterly results may fluctuate and, if we fail to meet the expectations of analysts or investors, our stock price and the value of your investment could decline substantially; and

•

Our directors, officers and principal stockholders beneficially owned approximately 77% of our outstanding stock prior to this offering, will beneficially own approximately     % after this offering and therefore will continue to have the ability to determine all matters requiring stockholder approval.

Corporate Information

We were incorporated as Glidesoft, Inc. in California in June 2004 and changed our name to Service-now.com in February 2006. In May 2012, we reincorporated into Delaware as ServiceNow, Inc. Our principal executive offices are located at 4810 Eastgate Mall, San Diego, California 92121, and our telephone number is (858) 720-0477. Our website address is www.servicenow.com. The information contained on, or that can be accessed through, our website is not a part of this prospectus. Investors should not rely on any such information in deciding whether to purchase our common stock. We have included our website address in this prospectus solely as an inactive textual reference.

Unless the context indicates otherwise, as used in this prospectus, the terms “ServiceNow,” “we,” “us” and “our” refer to ServiceNow, Inc., a Delaware corporation, and its subsidiaries taken as a whole, unless otherwise noted.

In February 2012, we changed our fiscal year-end from June 30 to December 31. Throughout this prospectus, references to “fiscal 2009,” “fiscal 2010” and “fiscal 2011” are to the fiscal years ended June 30, 2009, 2010 and 2011, respectively.

We have registered the trademark “SERVICENOW” with the United States Patent and Trademark Office. Our ServiceNow logo, “Discovery” and “Runbook Automation” are unregistered trademarks or service marks of ServiceNow and are the property of ServiceNow. This prospectus also includes references to trademarks and service marks of other entities, and those trademarks and service marks are the property of their respective owners.

THE OFFERING

Common stock offered By us	shares

By the selling stockholders	shares

Total	shares

Common stock to be outstanding after this offering	shares

Option offered by us	shares

Option offered by the selling stockholders	shares

Use of proceeds

The principal purposes of this offering are to facilitate an orderly distribution of our shares by the selling stockholders, increase our public float, and increase our financial flexibility. We plan to use the net proceeds from this offering for working capital and other general corporate purposes. We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders. See “Use of Proceeds.”

New York Stock Exchange symbol	“NOW”

The number of shares of our common stock to be outstanding after this offering is based on 123,371,566 shares of common stock outstanding as of September 30, 2012, and excludes:

•

37,279,442 shares of common stock issuable upon the exercise of outstanding options with a weighted-average exercise price of $4.48 per share and 1,134,851 shares of common stock issuable pursuant to outstanding restricted stock units;

•	11,635,301 additional shares of common stock reserved for future issuance under our 2012 Equity Incentive Plan; and

•	5,000,000 shares of common stock reserved for future issuance under our 2012 Employee Stock Purchase Plan.

Unless otherwise indicated, all information in this prospectus assumes no exercise by the underwriters of their option to purchase an additional              shares of common stock.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following consolidated financial data should be read together with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. We have derived the following consolidated statements of operations data for fiscal 2009, 2010 and 2011 and for the six months ended December 31, 2011 and the selected consolidated balance sheet data as of June 30, 2010 and 2011 and December 31, 2011 from our audited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated statement of operations data for the six months ended December 31, 2010 and the nine months ended September 30, 2011 and 2012, and the unaudited selected consolidated balance sheet data as of September 30, 2012 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited financial information on the same basis as the audited consolidated financial statements and have included, in our opinion, all adjustments, consisting only of normal recurring adjustments, we consider necessary for a fair statement of the financial information set forth in those statements. Our historical results are not necessarily indicative of our results to be expected for any future period.

	Fiscal Year Ended June 30,			Six Months Ended December 31,		Nine Months Ended September 30,
	2009	2010	2011	2010	2011	2011	2012
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenues(1):
Subscription	$17,841	$40,078	$79,191	$33,191	$64,886	$76,331	$141,640
Professional services and other	1,474	3,251	13,450	4,753	8,489	12,563	26,910

Total revenues	19,315	43,329	92,641	37,944	73,375	88,894	168,550

Cost of revenues(2)(3):
Subscription	3,140	6,378	15,311	6,096	15,073	15,538	43,182
Professional services and other	4,711	9,812	16,264	6,778	12,850	15,095	28,519

Total cost of revenues	7,851	16,190	31,575	12,874	27,923	30,633	71,701

Gross profit	11,464	27,139	61,066	25,070	45,452	58,261	96,849

Operating expenses(2)(3):
Sales and marketing	8,499	19,334	34,123	13,728	32,501	34,375	74,356
Research and development	2,433	7,194	7,004	2,758	7,030	7,003	26,098
General and administrative	6,363	28,810	9,379	3,417	10,084	10,471	24,441

Total operating expenses	17,295	55,338	50,506	19,903	49,615	51,849	124,895

Income (loss) from operations	(5,831)	(28,199)	10,560	5,167	(4,163)	6,412	(28,046)
Interest and other income (expense), net	(27)	(1,226)	606	289	(1,446)	(412)	1,148

Income (loss) before provision for income taxes	(5,858)	(29,425)	11,166	5,456	(5,609)	6,000	(26,898)
Provision for income taxes	48	280	1,336	653	1,075	852	519

Net income (loss)	$(5,906)	$(29,705)	$9,830	$4,803	$(6,684)	$5,148	$(27,417)

	Fiscal Year Ended June 30,			Six Months Ended December 31,		Nine Months Ended September 30,
	2009	2010	2011	2010	2011	2011	2012
	(in thousands, except share and per share data)
Net income (loss) per share attributable to common stockholders(4):
Basic	$(0.17)	$(1.31)	$0.09	$0.04	$(0.33)	$0.05	$(0.49)

Diluted	$(0.17)	$(1.31)	$0.08	$0.04	$(0.33)	$0.04	$(0.49)

Weighted-average shares used to compute net income (loss) per share attributable to common stockholders(4):
Basic	39,039,066	23,157,576	18,163,977	17,156,445	21,104,219	19,695,440	57,089,411

Diluted	39,039,066	23,157,576	28,095,486	27,622,357	21,104,219	30,612,539	57,089,411

(1)

Revenues for fiscal 2011, the six months ended December 31, 2010 and 2011 and the nine months ended September 30, 2011 and 2012 reflect the prospective adoption of new revenue accounting guidance commencing on July 1, 2010. As a result of this guidance, we separately allocate value for multiple element contracts between our subscription revenues and professional services revenues based on the best estimate of selling price. Additionally, we recognize professional services revenues as the services are delivered. Please refer to Note 2 to our consolidated financial statements for further discussion of our revenue recognition policies.

(2)	Stock-based compensation included in the statements of operations data above was as follows:

	Fiscal Year Ended June 30,			Six Months Ended December 31,		Nine Months Ended September 30,
	2009	2010	2011	2010	2011	2011	2012
	(in thousands)
Cost of revenues:
Subscription	$6	$48	$548	$225	$674	$524	$2,514
Professional services and other	11	28	117	37	193	151	964
Sales and marketing	45	277	1,004	431	2,010	1,373	6,852
Research and development	50	90	468	207	704	524	4,121
General and administrative	15	102	817	221	2,056	1,652	4,137

(3)

Operating expenses for fiscal 2009 reflect compensation expense of $3.8 million related to the stock settlement of an outstanding promissory note in connection with our sale and issuance of Series C preferred stock. Cost of revenues and operating expenses for fiscal 2010 reflect compensation expense of $0.7 million and $30.1 million, respectively, related to the repurchase of shares from eligible stockholders in connection with our sale and issuance of Series D preferred stock.

(4)

Please refer to Note 13 to our consolidated financial statements for an explanation of the method used to calculate the historical net income (loss) per share attributable to common stockholders and the number of shares used in the computation of the per share amounts.

	As of June 30,		As of December 31,	As of September 30,
	2010	2011	2011	2012
Consolidated Balance Sheet Data:
Cash and cash equivalents	$29,402	$59,853	$68,088	$116,976
Working capital, excluding deferred revenue	33,080	75,801	95,033	294,159
Total assets	51,369	108,746	156,323	382,204
Deferred revenue, current and non-current portion	40,731	74,646	104,636	147,946
Convertible preferred stock	67,227	67,860	68,172	—
Total stockholders’ equity (deficit)	(71,262)	(58,381)	(57,426)	191,268

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including the consolidated financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in shares of our common stock. If any of the following risks actually occurs, our business, financial condition, results of operations and future prospects could be harmed. In that event, the market price of our common stock could decline and you could lose part or even all of your investment.

Risks Related to Our Business and Industry

We have a limited history of operating profits, did not generate a profit in the six months ended December 31, 2011 or the nine months ended September 30, 2012, and may not achieve or maintain profitability in the future.

We have not been consistently profitable on a quarterly or annual basis. Although we had net income for fiscal 2011, we experienced net losses of $5.9 million, $29.7 million, $6.7 million and $27.4 million for fiscal 2009, fiscal 2010, the six months ended December 31, 2011 and the nine months ended September 30, 2012, respectively. As of September 30, 2012, our accumulated deficit was $95.6 million. While we have experienced significant revenue growth over recent periods, we may not be able to sustain or increase our growth or return to profitability in the future. Over the past year, we have significantly increased our expenditures to support the development and expansion of our business, which has resulted in increased losses. We plan to continue to invest for future growth, and as a result, we do not expect to be profitable for the foreseeable future. In addition, as a public company, we will continue to incur significant accounting, legal and other expenses that we did not incur as a private company. As a result of these increased expenditures, we will have to generate and sustain increased revenues to achieve future profitability. We may incur significant losses in the future for a number of reasons, including without limitation the other risks and uncertainties described in this prospectus. Additionally, we may encounter unforeseen operating expenses, difficulties, complications, delays and other unknown factors that may result in losses in future periods. If these losses exceed our expectations or our revenue growth expectations are not met in future periods, our financial performance will be harmed.

We have experienced rapid growth in recent periods. If we are not able to manage this growth and expansion, or if our business does not grow as we expect, our operating results may suffer.

We continue to experience rapid growth in our customer base and have significantly expanded our operations during the last several years. In particular, we are aggressively investing in: significant expansion of our cloud infrastructure and associated service capacity; our global sales, marketing and operations activities and personnel; and additional office facility lease commitments and administrative employees. Our employee headcount has increased from 491 as of September 30, 2011 to 963 as of September 30, 2012, and we plan on adding over 181 employees during the remainder of 2012. We signed new leases for a larger corporate office in San Diego in February 2012, additional office space in San Jose in April 2012 and Amsterdam in September 2012 and are currently seeking to further expand our San Jose and London offices. In addition, we hired new senior management in 2011 and 2012. Our rapid growth has placed, and will continue to place, a significant strain on our administrative and operational infrastructure facilities and other resources. Our ability to manage our operations and growth will require us to continue to expand our sales force, facilities, infrastructure and operations, and refine our operational, financial and management controls, human resource policies, and reporting systems and procedures. For instance, in 2012 we have been implementing a new financial enterprise resource planning system to help manage our future growth and are in the process of integrating that system with our customer relationship management system. If we fail to efficiently expand our sales force, operations, cloud infrastructure or IT and financial systems, or if we fail to implement or maintain effective internal controls and procedures, our costs and expenses may increase more than we plan and we may lose the ability to close customer opportunities, enhance our existing service, develop new applications, satisfy customer requirements, respond to competitive pressures or otherwise execute our business plan. Additionally, as our operating expenses increase in anticipation of the growth of our business, if such growth does not meet our expectations, our financial results likely would be harmed.

Defects or disruptions in our service could diminish demand for our service, harm our financial results and subject us to substantial liability.

Our customers use our service for important aspects of their businesses, and any errors, defects, disruptions to our service or other performance problems with our service could hurt our reputation and may damage our customers’ businesses. From time to time, we have found defects in our service, and new errors in our existing service may be detected in the future. For example, recently a few of our largest customers have been experiencing reduced levels of availability, performance and functionality due to the scale at which they have implemented our service. We provide regular product updates, which frequently contain undetected errors when first introduced or released. Defects may also be introduced by our use of third-party software, including open-source software. Defects can be hard to detect and may result in disruptions to our service. In addition, our customers may use our service in ways that cause disruptions in service for other customers. Customers have delayed, and may in the future delay, payment to us, may elect not to renew, and may make service credit claims, warranty claims or other claims against us. As a result, we could lose future sales. Further, if we are unable to meet the stated service level commitments we have guaranteed to our customers or suffer extended periods of unavailability for our service, we may be contractually obligated to provide these customers with credits for future service. The occurrence of payment delays, service credit, warranty or other claims against us could result in an increase in our bad debt expense, an increase in collection cycles for accounts receivable, an increase to our warranty provisions, or increased expenses or risks of litigation. We do not carry insurance sufficient to compensate us for the potentially significant losses that may result from claims arising from defects or disruptions in our service or the potential harm to the future growth of our business due to defects or disruptions.

If our security measures are breached or unauthorized access to customer data is otherwise obtained, our service may be perceived as not being secure, customers may curtail or stop using our service, and we may incur significant liabilities.

Our operations involve the storage and transmission of our customers’ confidential information, and security breaches, computer malware and computer hacking attacks could expose us to a risk of loss of this information, litigation, indemnity obligations and other liability. For example, our third-party data center facility in London was subjected to a distributed denial of service attack in January 2012 that prevented some of our customers hosted in that data center from using our service intermittently for a period of about three hours. While we have administrative, technical, and physical security measures in place, and try to contractually require third parties to whom we transfer data to implement and maintain appropriate security measures, if our security measures are breached as a result of third-party action, employee error, malfeasance or otherwise, and, as a result, someone obtains unauthorized access to our customers’ data, including personally identifiable information regarding users, our reputation will be damaged, our business may suffer and we could incur significant liability. Additionally, third parties may attempt to fraudulently induce employees or customers into disclosing sensitive information such as user names, passwords or other information in order to gain access to our customers’ data or our data, including our intellectual property and other confidential business information, or our information technology systems. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until successfully launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. If an actual or perceived breach of our security occurs, the market perception of the effectiveness of our security measures could be harmed and we could lose potential sales and existing customers.

We need to continue to invest in enhancements to our cloud infrastructure and if our required investments are greater than anticipated or fail to yield anticipated cost savings and performance benefits, our financial results will be negatively impacted.

We have made and will continue to make substantial investments in new equipment to support growth at our data centers, provide enhanced levels of service to our customers and reduce future costs of subscription revenues. In the nine months ended September 30, 2012, we purchased $18.8 million in equipment for use in our data centers. Ongoing improvements to our cloud infrastructure may be more expensive than we anticipate, and may not yield the expected savings in operating costs or the expected performance benefits. In addition, we may be required to re-invest any cost savings achieved from prior cloud infrastructure improvements in future infrastructure projects to maintain the levels of service required by our customers. We may not be able to maintain or achieve cost savings from our investments, which could harm our financial results.

We may not timely and effectively scale and adapt our existing technology to meet our customers’ performance and other requirements.

Our future growth is dependent upon our ability to continue to meet the needs of new customers and the expanding needs of our existing customers as their use of our service grows. As our customers gain more experience with our service, the number of users and transactions managed by our service, the amount of data transferred, processed and stored by us, the number of locations where our service is being accessed, and the number of processes and systems managed by our service on behalf of these customers have in some cases, and may in the future, expand rapidly. Recently, a few of our largest customers have been experiencing reduced levels of availability, performance and functionality due to the scale at which they have implemented our service. In order to meet the performance and other requirements of our customers, we intend to continue to make significant investments to develop and implement new technologies in our service and cloud infrastructure operations. These technologies, which include databases, applications and server optimizations, network and hosting strategies, and automation, are often advanced, complex, new and untested. We may not be successful in developing or implementing these technologies. In addition, it takes a significant amount of time to plan, develop and test improvements to our technologies and infrastructure, and we may not be able to accurately forecast demand or predict the results we will realize from such improvements. We are also dependent upon open source and other third-party technologies and may be unable to quickly effect changes to such technologies, which may prevent us from rapidly responding to evolving customer requirements. To the extent that we do not effectively scale our service and operations to meet the needs of our growing customer base and to maintain performance as our customers expand their use of our service, we may not be able to grow as quickly as we anticipate, our customers may reduce or cancel use of our services and we may be unable to compete as effectively and our business and operating results may be harmed.

Interruptions or delays in service from our third-party data center facilities could impair the delivery of our service and harm our business.

We currently serve our customers from third-party data center facilities, operated by several different providers, located around the world, with the largest located in Virginia, California, London and Amsterdam. Any damage to, or failure of, our systems, or those of our third-party data centers, could result in interruptions in our service. Impairment of or interruptions in our service may reduce our revenues, cause us to issue credits or pay penalties, subject us to claims and litigation, cause our customers to terminate their subscriptions and adversely affect our renewal rates and our ability to attract new customers. Our business will also be harmed if our customers and potential customers believe our service is unreliable.

We do not control, or in some cases have limited control over, the operation of the data center facilities we use, and they are vulnerable to damage or interruption from earthquakes, floods, fires, power loss and similar events. They may also be subject to break-ins, sabotage, intentional acts of vandalism and similar misconduct, and to adverse events caused by operator error. We cannot rapidly switch to new data centers or move customers from one data center to another in the event of any adverse event. Despite precautions taken at these facilities, the occurrence of a natural disaster, an act of terrorism or other act of malfeasance, a decision to close the facilities without adequate notice or other unanticipated problems at these facilities could result in lengthy interruptions in our service and the loss of customer data.

If the market for our technology delivery model and SaaS develops more slowly than we expect, our growth may slow or stall, and our operating results would be harmed.

Use of SaaS applications to manage and automate enterprise IT is at an early stage. We do not know whether the trend of adoption of enterprise SaaS solutions we have experienced in the past will continue in the future. In particular, many organizations have invested substantial personnel and financial resources to integrate legacy software into their businesses over time, and some have been reluctant or unwilling to migrate to SaaS. Furthermore, some organizations, particularly large enterprises upon which we are dependent, have been reluctant or unwilling to use SaaS because they have concerns regarding the risks associated with the security of their data and the reliability of the technology delivery model associated with these solutions. In addition, if other SaaS providers experience security incidents, loss of customer data, disruptions in delivery or other problems, the market for SaaS solutions as a whole, including our service, will be negatively impacted. If the adoption of SaaS solutions does not continue, the market for these solutions may stop developing or may develop more slowly than we expect, either of which would harm our operating results.

The market in which we participate is intensely competitive, and if we do not compete effectively, our operating results could be harmed.

The market for enterprise IT operations management solutions is fragmented, rapidly evolving and highly competitive, with relatively low barriers to entry in some segments. Many of our competitors and potential competitors are larger and have greater name recognition, much longer operating histories, more established customer relationships, larger marketing budgets and significantly greater resources than we do. As a result, our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or customer requirements. With the introduction of new technologies, the evolution of our service and new market entrants, we expect competition to intensify in the future. If we fail to compete effectively, our business will be harmed. Some of our principal competitors offer their products or services at a lower price, which has resulted in pricing pressures. If we are unable to achieve our target pricing levels, our operating results would be negatively impacted. In addition, pricing pressures and increased competition generally could result in reduced sales, reduced margins, losses or the failure of our service to achieve or maintain more widespread market acceptance, any of which could harm our business.

We face competition from in-house solutions, large integrated systems vendors and smaller companies with point solutions including SaaS offerings. Our competitors vary in size and in the breadth and scope of the products and services offered. Our primary competitors include BMC Software, Inc., CA, Inc., Hewlett-Packard Company and International Business Machines Corporation, all of which are much larger and have substantially more financial resources than we do, and have the operating flexibility to bundle competing products and services with other software offerings, including offering them at a lower price as part of a larger sale. In addition, many of our competitors offer SaaS solutions and may make acquisitions of businesses or assets that improve their service offerings. Further, other established SaaS providers not currently operating in enterprise IT operations management may expand their services to compete with our service. Many of our current and potential competitors have established marketing relationships, access to larger customer bases, pre-existing customer relationships and major distribution agreements with consultants, system integrators and resellers. In addition, some competitors may offer software that addresses one or a limited number of enterprise IT operation functions at lower prices or with greater depth than our service. Moreover, as we expand the scope of our service, we may face additional competition from platform and application development vendors. Additionally, some potential customers, particularly large enterprises, may elect to develop their own internal solutions. For all of these reasons, we may not be able to compete successfully against our current and future competitors.

Because our sales efforts are targeted at large enterprise customers, we face longer sales cycles, substantial upfront sales costs and less predictability in completing some of our sales. If our sales cycle lengthens, or if our substantial upfront sales investments do not result in sufficient sales, our operating results could be harmed.

We target our sales efforts at large enterprises, which we define as companies with over $750 million in revenues and a minimum of 200 IT employees. For instance, we derived approximately 10%, 12% and 11% of our revenues from large enterprise customers in the financial services industry for fiscal 2011, the six months ended December 31, 2011 and the nine months ended September 30, 2012, respectively. Because our large enterprise customers are often making an enterprise-wide decision to deploy our service, sometimes on a global basis, we face long sales cycles, complex customer requirements, substantial upfront sales costs and less predictability in completing some of our sales. Our sales cycle is generally six to nine months, but is variable and difficult to predict and can be much longer. Large enterprises often undertake a prolonged evaluation of our service, including whether the customer needs professional services performed by us or a third party for its unique IT and business process needs, and a comparison of our service to products offered by our competitors. Moreover, our large enterprise customers often begin to deploy our service on a limited basis, but nevertheless demand extensive configuration, integration services and pricing concessions, which increase our upfront investment in the sales effort with no guarantee that these customers will deploy our service widely enough across their organization to justify our substantial upfront investment. It is possible in the future we may experience even longer sales cycles, more complex customer needs, higher upfront sales costs and less predictability in completing some of our sales as we continue to expand our direct sales force and thereby increase the percentage of our sales personnel with less experience in selling our service, expand into new territories and expand into functional areas outside of the traditional ITIL processes. If our sales cycle lengthens or our substantial upfront sales and implementation investments do not result in sufficient sales to justify our investments, our operating results may be harmed.

Our business depends substantially on our customers renewing their subscriptions and purchasing additional subscriptions from us. Any decline in our customer renewals would harm our future operating results.

In order for us to maintain or improve our operating results, it is important that our customers renew their subscriptions when the initial contract term expires and add additional authorized users to their subscriptions. Our customers have no obligation to renew their subscriptions, and we cannot assure you that our customers will renew subscriptions with a similar contract period or with the same or a greater number of authorized users. Although our renewal rates have been historically high, some of our customers have elected not to renew their agreements with us and we cannot accurately predict renewal rates. Moreover, in some cases, some of our customers have the right to cancel their agreements prior to the expiration of the term.

Our renewal rates may decline or fluctuate as a result of a number of factors, including their satisfaction with our subscription service, our professional services, our customer support, our prices, the prices of competing solutions, mergers and acquisitions affecting our customer base, the effects of global economic conditions, or reductions in our customers’ spending levels. Our future success also depends in part on our ability to sell more subscriptions and additional professional services to our current customers. If our customers do not renew their subscriptions, renew on less favorable terms or fail to add more authorized users or fail to purchase additional professional services, our revenues may decline, and we may not realize improved operating results from our customer base.

If we are not able to develop enhancements and new applications that achieve market acceptance or that keep pace with technological developments, our business could be harmed.

Our ability to attract new customers and increase revenues from existing customers depends in large part on our ability to enhance and improve our existing service and to introduce new services. In order to grow our business, we must develop a service that reflects future updates to the ITIL framework and extends beyond the ITIL framework into other areas of enterprise IT operations management. The success of any enhancement or new service depends on several factors, including timely completion, adequate quality testing, introduction and market acceptance. Any new service that we develop may not be introduced in a timely or cost-effective manner, contain defects or may not achieve the broad market acceptance necessary to generate significant revenues. If we are unable to successfully develop new applications or enhance our existing service to meet customer requirements, our business and operating results will be harmed.

Because we designed our service to be provided over the Internet, we need to continuously modify and enhance our service to keep pace with changes in Internet-related hardware, software, communication and database technologies and standards. If we are unable to respond in a timely and cost-effective manner to these rapid technological developments and standards changes, our service may become less marketable and less competitive or obsolete and our operating results may be harmed.

If we fail to integrate our service with a variety of operating systems, software applications and hardware that are developed by others, our service may become less marketable and less competitive or obsolete, and our operating results would be harmed.

Our service must integrate with a variety of network, hardware and software platforms, and we need to continuously modify and enhance our platform to adapt to changes in cloud-enabled hardware, software, networking, browser and database technologies. Any failure of our service to operate effectively with future infrastructure platforms and technologies could reduce the demand for our service, resulting in customer dissatisfaction and harm to our business. If we are unable to respond to these changes in a cost-effective manner, our service may become less marketable and less competitive or obsolete and our operating results may be negatively impacted. In addition, an increasing number of individuals within the enterprise are utilizing mobile devices to access the Internet and corporate resources and to conduct business. If we cannot effectively make our service available on these mobile devices and offer the information, services and functionality required by enterprises that widely use mobile devices, we may experience difficulty attracting and retaining customers.

A portion of our revenues are generated by sales to government entities and heavily regulated organizations, which are subject to a number of challenges and risks.

A portion of our sales are to governmental agencies. Additionally, many of our current and prospective customers, such as those in the financial services and health care industries, are highly regulated and may be required to comply with more stringent regulations in connection with subscribing to and implementing our service. Selling to these entities can be highly competitive, expensive and time consuming, often requiring significant upfront time and expense without any assurance that we will successfully complete a sale. Government and highly regulated entities often require contract terms that differ from our standard arrangements and impose compliance requirements that are complicated, require preferential pricing or “most favored nation” terms and conditions, or are otherwise time consuming and expensive to satisfy. Due to the additional requirements of the U.S. federal government, we are in the process of establishing compliance with the Federal Information Security Management Act and other federal standards relating to our operations, security controls, processes and architecture. Individual agencies also have unique requirements, such as requirements that we use US-only personnel or a requirement to use our service in a non-hosted environment. We may not be able to meet these standards or requirements. Even if we do meet them, the additional costs associated with providing our service to government and highly regulated customers could harm our margins. Moreover, changes in the underlying regulatory conditions that affect these types of customers could harm our ability to efficiently provide our service to them and to grow or maintain our customer base.

Failure to effectively expand our sales and marketing capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our service.

Increasing our customer base and achieving broader market acceptance of our service will depend, to a significant extent, on our ability to effectively expand our sales and marketing operations and activities. We are substantially dependent on our direct sales force to obtain new customers. From September 30, 2011 to September 30, 2012, our sales and marketing organization increased from 206 to 330 employees. We plan to continue to expand our direct sales force both domestically and internationally. We believe that there is significant competition for direct sales personnel with the sales skills and technical knowledge that we require. Our ability to achieve significant revenue growth in the future will depend, in large part, on our success in recruiting, training and retaining a sufficient number of direct sales personnel. New hires require significant training and time before they achieve full productivity, particularly in new sales territories. Our recent hires and planned hires may not become as productive as quickly as we would like, and we may be unable to hire or retain sufficient numbers of qualified individuals in the future in the markets where we do business. Because we do not have a long history of expansion in our sales force, we cannot predict whether or to what extent our sales will increase as we expand our sales force or how long it will take for sales personnel to become productive. Moreover, we do not have significant experience as an organization developing and implementing overseas marketing campaigns, and such campaigns may be expensive and difficult to implement. Our business will be harmed if our expansion efforts do not generate a significant increase in revenues.

Our current management team is new and if we lose key members of our management team or are unable to attract and retain executives and employees we need to support our operations and growth, our business may be harmed.

Each of our executive officers either joined us recently or has taken on a new role in the organization. These changes in our executive management team may be disruptive to our business. Our success depends substantially upon the continued services of this new group of executive officers, particularly Frank Slootman, our Chief Executive Officer, who joined us in May 2011, and Frederic B. Luddy, our founder and Chief Product Officer, who are critical to our vision, strategic direction, culture, services and technology. From time to time, there may be changes in our executive management team resulting from the hiring or departure of executives. Our executive officers are generally employed on an at-will basis, which means that our executive officers could terminate their employment with us at any time. The loss of one or more of our executive officers or the failure by our executive team to effectively work with our employees and lead our company could harm our business.

In the technology industry, there is substantial and continuous competition for engineers with high levels of experience in designing, developing and managing software and Internet-related solutions, as well as competition for sales executives and operations personnel. We may not be successful in attracting and retaining qualified personnel. We have from time to time experienced, and we expect to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. In particular, competition for experienced software and cloud infrastructure engineers in San Diego, San Jose, Seattle, London and Amsterdam, our primary operating locations, is intense. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects could be harmed.

Our quarterly results may fluctuate, and if we fail to meet the expectations of analysts or investors, our stock price and the value of your investment could decline substantially.

Our quarterly financial results may fluctuate as a result of a variety of factors, many of which are outside of our control. If our quarterly financial results fall below the expectations of investors or any securities analysts who follow our stock, the price of our common stock could decline substantially. Some of the important factors that may cause our revenues, operating results and cash flows to fluctuate from quarter to quarter include:

•	our ability to retain and increase sales to existing customers, attract new customers and satisfy our customers’ requirements;

•	the number of new employees added;

•	the rate of expansion and productivity of our sales force;

•	changes in the relative and absolute levels of professional services we provide;

•	the cost, timing and management effort for the development of new services;

•	the length of the sales cycle for our service;

•	changes in our pricing policies whether initiated by us or as a result of competition;

•	the amount and timing of operating costs and capital expenditures related to the operations and expansion of our business;

•	significant security breaches, technical difficulties or interruptions with our service;

•	new solutions, products or changes in pricing policies introduced by our competitors;

•	changes in foreign currency exchange rates;

•	changes in effective tax rates;

•

general economic conditions that may adversely affect either our customers’ ability or willingness to purchase additional subscriptions, delay a prospective customer’s purchasing decision, reduce the value of new subscription contracts, or affect renewal rates;

•

changes in deferred revenue balances due to the seasonal nature of our customer invoicing, changes in the average duration of our customer agreements, the rate of renewals and the rate of new business growth;

•	the timing of customer payments and payment defaults by customers;

•	extraordinary expenses such as litigation or other dispute-related settlement payments;

•	the impact of new accounting pronouncements; and

•	the timing of stock awards to employees and the related adverse financial statement impact of having to expense those stock awards ratably over their vesting schedules.

Many of these factors are outside of our control, and the occurrence of one or more of them might cause our operating results to vary widely. As such, we believe that quarter-to-quarter comparisons of our revenues, operating results and cash flows may not be meaningful and should not be relied upon as an indication of future performance.

We expect our revenue growth rate to decline, and as our costs increase, we may not be able to generate sufficient revenue to sustain our profitability over the long term.

From fiscal 2009 to fiscal 2011, our revenues grew from $19.3 million to $92.6 million, which represents a compounded annual growth rate of 119%. We expect that, in the future, as our revenues increase to higher levels, our revenue growth rate will decline. However, we may not be able to generate sufficient revenues to achieve and sustain profitability as we also expect our costs to increase in future periods. We expect to continue to expend substantial financial and other resources on:

•	our technology infrastructure, including enhancements to our cloud architecture and hiring of additional employees for our research and development team;

•	software development, including investments in our software development team, the development of new features and the improvement of the scalability, availability and security of our service;

•	sales and marketing, including a significant expansion of our direct sales organization;

•	international expansion in an effort to increase our customer base and sales; and

•	general administration, including legal and accounting expenses related to being a public company.

These investments may not result in increased revenues or growth in our business. If we fail to continue to grow our revenues and overall business, our operating results and business would be harmed.

Because we recognize revenues from our subscription service over the subscription term, downturns or upturns in new sales and renewals will not be immediately reflected in our operating results.

We generally recognize revenues from customers ratably over the terms of their subscriptions, which on average are approximately 30 months in duration for initial contract terms, although terms can range from 12 to 120 months. As a result, most of the revenues we report in each quarter are derived from the recognition of deferred revenues relating to subscriptions entered into during previous quarters. Consequently, a decline in new or renewed subscriptions in any single quarter will likely have only a small impact on our revenue results for that quarter. Such a decline, however, will negatively affect our revenues in future quarters. Accordingly, the effect of significant downturns in sales and market acceptance of our service, and potential changes in our rate of renewals may not be fully reflected in our results of operations until future periods. Our subscription model also makes it difficult for us to rapidly increase our revenues through additional sales in any period, as revenues from new customers must be recognized over the applicable subscription term. In addition, we may be unable to adjust our cost structure to reflect the changes in revenues.

If we are unable to successfully manage the growth of our professional services business and improve our profit margin from these services, our operating results will be harmed.

Our professional services business, which performs implementation and configuration of our subscription service for our customers, has grown as our revenues from subscriptions have grown. We believe our investment in professional services facilitates the adoption of our subscription service. As a result, our sales efforts have been focused primarily on our subscription service, rather than the profitability of our professional services business. Historically, our pricing for professional services was predominantly on a fixed-fee basis and the cost of the time and materials incurred to complete these services were greater than the amount charged to the customer. These factors contributed to our negative gross profit percentages from professional services and other of (220)%, (202)% and (21)% for fiscal 2009, 2010 and 2011, respectively, (43)% and (51)% for the six months ended December 31, 2010 and 2011, respectively, and (20)% and (6)% for the nine months ended September 30, 2011 and 2012, respectively. The improvement in gross profit percentages was due in part to the adoption of new revenue recognition accounting guidance commencing on July 1, 2010. In addition, in December 2011, we began shifting our pricing model to a time-and-materials basis and pricing our services predominantly based on the anticipated cost of those services. If we are unable to successfully transition to a time-and-materials based pricing model and manage the growth of our professional services business, our operating results, including our profit margins, will be harmed. In addition, the shift to this new pricing model may cause our sales cycle to lengthen.

We may be sued by third parties for alleged infringement of their proprietary rights.

There is considerable patent and other intellectual property development activity in our industry. Our success depends in part on not infringing upon the intellectual property rights of others. From time to time, our competitors or other third parties may claim that we are infringing upon their intellectual property rights, and we may be found to be infringing upon such rights. In the future, we may receive claims that our applications and underlying technology infringe or violate the claimant’s intellectual property rights. However, we may be unaware of the intellectual property rights of others that may cover some or all of our technology or services. Any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty payments, prevent us from offering our service, or require that we comply with other unfavorable terms. We may also be obligated to indemnify our customers or business partners in connection with any such litigation and to obtain licenses, modify our service or refund fees, which could further exhaust our resources. In addition, we may pay substantial settlement costs to resolve claims or litigation, whether or not legitimately or successfully asserted against us, which could include royalty payments in connection with any such litigation and to obtain licenses, modify our service or refund fees, which could further exhaust our resources. Even if we were to prevail in the event of claims or litigation against us, any claim or litigation regarding our intellectual property could be costly and time-consuming and divert the attention of our management and key personnel from our business operations. Such disputes could also disrupt our service, causing an adverse impact to our customer satisfaction and related renewal rates.

Our use of “open source” software could harm our ability to sell our service and subject us to possible litigation.

A significant portion of the technologies licensed or developed by us incorporate so-called “open source” software, and we may incorporate open source software into other services in the future. We attempt to monitor our use of open source software in an effort to avoid subjecting our service to conditions we do not intend; however, there can be no assurance that our efforts have been or will be successful. There is little or no legal precedent governing the interpretation of the terms of open source licenses, and therefore the potential impact of these terms on our business is uncertain and enforcement of these terms may result in unanticipated obligations regarding our service and technologies. For example, depending on which open source license governs open source software included within our service or technologies, we may be subjected to conditions requiring us to offer our service to users at no cost; make available the source code for modifications and derivative works based upon, incorporating or using the open source software; and license such modifications or derivative works under the terms of the particular open source license.

If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal costs defending ourselves against such allegations, we could be subject to significant damages or be enjoined from the distribution of our service. In addition, if we combine our proprietary software with open source software in a certain manner, under some open source licenses we could be required to release the source code of our proprietary software, which could substantially help our competitors develop solutions that are similar to or better than our service.

Any failure to protect our intellectual property rights could impair our ability to protect our proprietary technology and our brand.

Our success depends to a significant degree on our ability to protect our proprietary technology and our brand. We rely on a combination of copyright, trade secret and other intellectual property laws and confidentiality procedures to protect our proprietary rights. If we fail to protect our intellectual property rights adequately, our competitors may gain access to our technology and our business may be harmed. In addition, defending our intellectual property rights might entail significant expense. Any of our trademarks or other intellectual property rights may be challenged by others or invalidated through administrative process or litigation. We have only recently begun to develop a strategy to seek, and may be unable to obtain, patent protection for our technology. In addition, any patents issued in the future may not provide us with competitive advantages, or may be successfully challenged by third parties. Furthermore, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain. Effective patent, trademark, copyright and trade secret protection may not be available to us in every country in which our service is available. The laws of some foreign countries may not be as protective of intellectual property rights as those in the United States, and mechanisms for enforcement of intellectual property rights may be inadequate. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property.

We may be required to spend significant resources to monitor and protect our intellectual property rights. We may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. Any litigation, whether or not it is resolved in our favor, could result in significant expense to us and divert the efforts of our technical and management personnel.

Our growth depends in part on the success of our strategic relationships with third parties and their continued performance.

We anticipate that we will continue to depend on various third-party relationships in order to grow our business. In particular, we depend on a limited number of third parties to provide a majority of our implementation services. Our strategy is to work with third parties to increase the breadth of capability and the depth of capacity for delivery of these services to our customers.

We intend to expand our relationships with third parties, such as implementation partners, systems integrators and managed services providers. Identifying these and other partners, and negotiating and documenting relationships with them, require significant time and resources. Our agreements with partners are typically non-exclusive and do not prohibit them from working with our competitors or from offering competing solutions. Our competitors may be effective in providing incentives to third parties, including our partners, to favor their solutions or to prevent or reduce subscriptions to our service either by disrupting our relationship with existing customers or by limiting our ability to win new customers. In addition, global economic conditions could harm the businesses of our partners, and it is possible that they may not be able to devote the additional resources we expect to the relationship. If we are unsuccessful in establishing or maintaining our relationships with these third parties, our ability to compete in the marketplace or to grow our revenues could be impaired and our operating results would suffer. Even if we are successful, we cannot assure you that these relationships will result in greater customer usage of our service or increased revenues.

If a customer is not satisfied with the quality of work performed by us or a third party, we could incur additional costs to address the situation, the profitability of that work might be impaired, and the customer’s dissatisfaction with our professional services could damage our ability to obtain additional revenues from that customer or prospective customers.

Sales to customers outside North America expose us to risks inherent in international sales.

Because we sell our service throughout the world, we are subject to risks and challenges that we would otherwise not face if we conducted our business only in North America. Sales outside of North America represented 25%, 29% and 29% of our total revenues for fiscal 2011, the six months ended December 31, 2011 and the nine months ended September 30, 2012, respectively, and we intend to continue to expand our international sales efforts. Our business and future prospects depend on increasing our international sales as a percentage of our total revenues, and the failure to grow internationally will harm our business. The risks and challenges associated with sales to customers outside North America are different in some ways from those associated with sales in North America and we have a limited history addressing those risks and meeting those challenges. The risks and challenges inherent with international sales include:

•	localization of our service, including translation into foreign languages and associated expenses;

•	differing laws and business practices, which may favor local competitors;

•	longer sales cycles;

•	compliance with multiple, conflicting and changing governmental laws and regulations, including employment, tax, privacy and data protection laws and regulations;

•

treatment of revenues from international sources and changes to tax codes, including being subject to foreign tax laws and being liable for paying withholding, income or other taxes in foreign jurisdictions;

•	regional data privacy laws that apply to the transmission of our customers’ data across international borders;

•	foreign currency fluctuations and controls;

•	different pricing environments;

•	difficulties in staffing and managing foreign operations;

•	different or lesser protection of our intellectual property;

•	longer accounts receivable payment cycles and other collection difficulties;

•	regional economic conditions; and

•	regional political conditions.

Any of these factors could negatively impact our business and results of operations.

We face exposure to foreign currency exchange rate fluctuations.

We conduct significant transactions, including intercompany transactions, in currencies other than the United States dollar or the functional operating currency of the transactional entities. In addition, our international subsidiaries maintain significant net assets that are denominated in currencies other than the functional operating currencies of these entities. Accordingly, changes in the value of foreign currencies relative to the United States dollar can affect our revenues and operating results due to transactional and translational remeasurement that is reflected in our earnings. We do not currently maintain a program to hedge transactional exposures in foreign currencies. However, in the future, we may use derivative instruments, such as foreign currency forward and option contracts, to hedge certain exposures to fluctuations in foreign currency exchange rates. The use of such hedging activities may not offset any or more than a portion of the adverse financial effects of unfavorable movements in foreign exchange rates over the limited time the hedges are in place. Moreover, the use of hedging instruments may introduce additional risks if we are unable to structure effective hedges with such instruments.

Weakened global economic conditions may harm our industry, business and results of operations.

Our overall performance depends in part on worldwide economic conditions, which may remain challenging for the foreseeable future. Global financial developments seemingly unrelated to us or the IT industry may harm us. The United States and other key international economies have been impacted by falling demand for a variety of goods and services, restricted credit, poor liquidity, reduced corporate profitability, volatility in credit, equity and foreign exchange markets, bankruptcies and overall uncertainty with respect to the economy. These conditions affect the rate of information technology spending and could adversely affect our customers’ ability or willingness to purchase our service, delay prospective customers’ purchasing decisions, reduce the value or duration of their subscriptions, or affect renewal rates, all of which could harm our operating results.

Changes in laws, regulations and standards related to the Internet may cause our business to suffer.

Federal, state or foreign government bodies or agencies have in the past adopted, and may in the future adopt, laws and regulations affecting data privacy and the use of the Internet as a commercial medium. Industry organizations also regularly adopt and advocate for new standards in this area. For instance, we believe increased regulation is likely in the area of data privacy, and changing laws, regulations and standards applying to the solicitation, collection, processing or use of personal or consumer information could affect our customers’ ability to use and share data, potentially restricting our ability to store, process and share data with our customers. In addition, government agencies or private organizations may begin to impose taxes, fees or other charges for accessing the Internet, commerce conducted via the Internet or validation that particular processes follow the latest standards. These changes could limit the viability of Internet-based services such as ours. If we are not able to adjust to changing laws, regulations and standards related to the Internet, our business may be harmed.

Unanticipated changes in our effective tax rate could harm our future results.

We are subject to income taxes in the United States and various foreign jurisdictions, and our domestic and international tax liabilities are subject to the allocation of expenses in differing jurisdictions. Our effective tax rate could be adversely affected by changes in the mix of earnings and losses in countries with differing statutory tax rates, certain non-deductible expenses as a result of acquisitions, the valuation of deferred tax assets and liabilities and changes in federal, state or international tax laws and accounting principles. Increases in our effective tax rate would reduce our profitability or in some cases increase our losses.

In addition, we may be subject to income tax audits by many tax jurisdictions throughout the world, many of which have not established clear guidance on the tax treatment of SaaS-based companies. Although we believe our income tax liabilities are reasonably estimated and accounted for in accordance with applicable laws and principles, an adverse resolution of one or more uncertain tax positions in any period could have a material impact on the results of operations for that period.

Natural disasters and other events beyond our control could harm our business.

Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a strong negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control. Although we maintain crisis management and disaster response plans, such events could make it difficult or impossible for us to deliver our service to our customers, and could decrease demand for our service. The majority of our research and development activities, corporate offices, information technology systems, and other critical business operations are located near major seismic faults in California. Customer data could be lost, significant recovery time could be required to resume operations and our financial condition and operating results could be harmed in the event of a major earthquake or catastrophic event.

We are an “emerging growth company,” and any decision on our part to comply with certain reduced disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act enacted in April 2012, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years, although, if the market value of our common stock that is held by non-affiliates exceeds $700 million as of June 30 of any year starting with June 30, 2013, we could cease to be an “emerging growth company” as of the following December 31. We cannot predict if investors will find our common stock less attractive if we choose to rely on these exemptions. If some investors find our common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our common stock and our stock price may be more volatile.

Under Section 107(b) of the Jumpstart Our Business Startups Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

We incur significant costs as a result of operating as a public company and our management has to devote substantial time to public company communications and compliance obligations.

As a public company and particularly after we cease to be an emerging growth company, we incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act and other legislation and rules implemented by the Securities and Exchange Commission, or SEC, and the New York Stock Exchange impose various requirements on public companies, including requiring changes in corporate governance practices. Our management and other personnel need to devote a substantial amount of time to these compliance requirements. These burdens may increase as new legislation is passed and implemented, including any new requirements that the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 may impose on public companies. Moreover, these rules and regulations, along with compliance with accounting principles and regulatory interpretations of such principles, have increased and will continue to increase our legal, accounting and financial compliance costs and have made and will continue to make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantial costs to maintain the same or similar coverage.

These rules and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or our board committees, or as executive officers.

If we do not remediate material weaknesses in our internal control over financial reporting or are unable to implement and maintain effective internal control over financial reporting in the future, the accuracy and timeliness of our financial reporting may be adversely affected.

Prior to our initial public offering in June 2012, we were a private company and historically had limited accounting personnel to adequately execute our accounting processes and other supervisory resources with which to address our internal control over financial reporting. This lack of adequate accounting resources contributed to audit adjustments to our financial statements in the past.

In connection with our preparation of the financial statements for the year ended June 30, 2011 and the six months ended December 31, 2011, our independent registered public accounting firm identified control deficiencies in our internal control that constituted material weaknesses. A material weakness is defined under the standards issued by the Public Company Accounting Oversight Board as a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected and corrected on a timely basis. The material weaknesses our independent registered public accounting firm identified related to the design and operation of policies and procedures for accounting and reporting control processes, performance of account review and analysis, the development and review of complex judgments and estimates, the preparation of the provision for income taxes and the identification, communication and accounting of significant contracts and agreements. These material weaknesses, which contributed to multiple audit adjustments, primarily resulted from our failure to maintain a sufficient number of personnel with an appropriate level of knowledge, experience and training in the application of U.S. generally accepted accounting principles, or GAAP.

We are in the process of implementing measures designed to improve our internal control over financial reporting to remediate these material weaknesses. During the six months ended December 31, 2011, we hired a new Chief Financial Officer, a new Vice President of Finance and several new finance and accounting managers which significantly increases our finance and accounting team’s experience in GAAP and financial reporting for publicly traded companies. In September 2011, we engaged a third-party tax firm and in February 2012, we hired a Senior Manager of Internal Audit. In March 2012, we hired a Vice President of Tax to assist with the accounting for income taxes and review of complex tax accounting matters. In addition, we expect to retain consultants to advise us on making further improvements to our internal controls related to these accounting areas. We believe that these additional resources enable us to broaden the scope and quality of our internal review of underlying information related to financial reporting and to further enhance our financial review procedures, including both the accounting processes for income taxes and significant contracts and agreements.

We cannot assure you that the measures we have taken to date, or any measures we may take in the future, will be sufficient to remediate the material weaknesses in our internal control over financial reporting or to avoid potential future material weaknesses.

The Sarbanes-Oxley Act requires, among other things, that we assess the effectiveness of our internal control over financial reporting annually and disclosure controls and procedures quarterly. In particular, beginning with the year ending on December 31, 2013, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting, as required by Section 404(a) of the Sarbanes-Oxley Act. Our independent registered public accounting firm is not required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act until the later of the year following our first annual report required to be filed with the SEC, or the date we are no longer an emerging growth company. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating. Moreover, our testing, or the subsequent testing by our independent registered public accounting firm, that must be performed may reveal other material weaknesses or that the material weaknesses described above have not been fully remediated. If we do not remediate the material weaknesses described above, or if other material weaknesses are identified or we are not able to comply with the requirements of Section 404 in a timely manner, our reported financial results could be materially misstated or could subsequently require restatement, we could receive an adverse opinion regarding our internal controls over financial reporting from our independent registered public accounting firm and we could be subject to investigations or sanctions by regulatory authorities, which would require additional financial and management resources, and the market price of our stock could decline.

We may acquire or invest in companies, which may divert our management’s attention, result in additional dilution to our stockholders, and we may be unable to integrate acquired businesses and technologies successfully or achieve the expected benefits of such acquisitions or investments.

We may evaluate and consider potential strategic transactions, including acquisitions of, or investments in, businesses, technologies, services, products and other assets in the future. We also may enter into relationships with other businesses to expand our service offerings or our ability to provide services in international locations, which could involve preferred or exclusive licenses, additional channels of distribution, discount pricing or investments in other companies. An acquisition, investment or business relationship may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties assimilating or integrating the businesses, technologies, products, personnel or operations of the acquired companies, particularly if the key personnel of the acquired company choose not to work for us, their software is not easily adapted to work with ours, or we have difficulty retaining the customers of any acquired business due to changes in ownership, management or otherwise. Acquisitions may also disrupt our business, divert our resources and require significant management attention that would otherwise be available for development of our existing business. Moreover, the anticipated benefits of any acquisition, investment or business relationship may not be realized or we may be exposed to unknown risks or liabilities.

Negotiating these transactions can be time-consuming, difficult and expensive, and our ability to close these transactions may often be subject to approvals that are beyond our control. Consequently, these transactions, even if undertaken and announced, may not close. For one or more of those transactions, we may:

•	issue additional equity securities that would dilute our stockholders;

•	use cash that we may need in the future to operate our business;

•	incur debt on terms unfavorable to us or that we are unable to repay;

•	incur large charges or substantial liabilities;

•	encounter difficulties retaining key employees of the acquired company or integrating diverse software codes or business cultures; and

•	become subject to adverse tax consequences, substantial depreciation or deferred compensation charges.

Risks Relating to Ownership of Our Common Stock and this Offering

The market price of our common stock is likely to be volatile and could subject us to litigation.

The trading price of our common stock has been, and is likely to continue to be, volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. Since shares of our common stock were sold in our initial public offering in June 2012 at a price of $18.00 per share, our stock price has ranged from $22.62 to $41.77 through September 30, 2012. In addition, the trading prices of the securities of technology companies in general have been highly volatile, and the volatility in market price and trading volume of securities is often unrelated or disproportionate to the financial performance of the companies issuing the securities. Factors affecting the market price of our common stock include:

•

variations in our operating results, earnings per share, cash flows from operating activities, deferred revenue, and other financial metrics and non-financial metrics, and how those results compare to analyst expectations;

•	forward-looking statements related to future revenues and earnings per share;

•	the net increases in the number of customers, either independently or as compared with published expectations of industry, financial or other analysts that cover our company;

•	changes in the estimates of our operating results or changes in recommendations by securities analysts that elect to follow our common stock;

•	announcements of technological innovations, new solutions or enhancements to services, strategic alliances or significant agreements by us or by our competitors;

•	announcements by us or by our competitors of mergers or other strategic acquisitions, or rumors of such transactions involving us or our competitors;

•	announcements of customer additions and customer cancellations or delays in customer purchases;

•	recruitment or departure of key personnel;

•	disruptions in our service due to computer hardware, software or network problems, security breaches, or other man-made or natural disasters;

•	the economy as a whole, market conditions in our industry, and the industries of our customers;

•	trading activity by a limited number of stockholders who together beneficially own a majority of our outstanding common stock;

•	the size of our market float; and

•	any other factors discussed herein.

In addition, if the market for technology stocks or the stock market in general experiences uneven investor confidence, the market price of our common stock could decline for reasons unrelated to our business, operating results or financial condition. The market price of our common stock might also decline in reaction to events that affect other companies within, or outside, our industry even if these events do not directly affect us. Some companies that have experienced volatility in the trading price of their stock have been the subject of securities class action litigation. If we are the subject of such litigation, it could result in substantial costs and a diversion of our management’s attention and resources.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in the section titled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities. These investments may not yield a favorable return to our stockholders.

We do not intend to pay dividends on our common stock so any returns will be limited to changes in the value of our common stock.

We have never declared or paid any cash dividends on our common stock. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. In addition, our ability to pay cash dividends on our common stock may be prohibited or limited by the terms of any future debt financing arrangement. Any return to stockholders will therefore be limited to the increase, if any, of our stock price.

Our directors, officers and principal stockholders beneficially own a significant percentage of our stock and are able to exert significant control over matters subject to stockholder approval.

As of September 30, 2012, our directors, officers and five percent or greater stockholders and their respective affiliates beneficially owned in the aggregate approximately 77% of our outstanding voting stock and, upon completion of this offering, that same group will hold in the aggregate approximately     % of our outstanding voting stock (assuming no exercise of the underwriters’ option to purchase additional shares), including approximately     % controlled by persons affiliated with JMI Equity. Therefore, after this offering these stockholders will continue to have the ability to influence us through this ownership position. These stockholders may be able to determine all matters requiring stockholder approval. For example, these stockholders will be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may feel are in your best interest as one of our stockholders.

Sales of a substantial number of shares of our common stock in the public market by our existing stockholders following this offering could cause our stock price to fall.

Sales of a substantial number of shares of our common stock in the public market, or the perception that these sales might occur could depress the market price of our common stock and could may make it more difficult for you to sell your common stock at a time and price that you deem appropriate. We are unable to predict the effect that sales may have on the prevailing market price of our common stock.

As a result of the lock-up agreements described in “Shares Eligible for Future Sale” and “Underwriting” and certain transfer restrictions under our insider trading policy, shares will be available for sale in the public market at various times as follows, subject to the provisions of Rules 144 and 701 under the Securities Act:

•	shares sold in this offering and in our initial public offering will be immediately available for sale in the public market;

•	shares will become eligible for sale in the public market beginning on December 26, 2012 (the date on which the lock-up agreements related to our initial public offering expire);

•

             shares subject to transfer restrictions under our insider trading policy will be eligible for sale in the public market beginning on the second trading day following our earnings release for the year ended December 31, 2012, including shares held by our affiliates, assuming the shares are held by persons subject to our insider trading policy, such as directors, officers or employees; provided, if the holder of any shares ceases to be employed by us, such holder’s shares will become eligible for sale upon the expiration of the relevant lock-up agreement;

•

             shares will become eligible for sale in the public market beginning on the 91st day following the date of this prospectus upon expiration of lock-up agreements entered into in connection with this offering; and

•	2,450,980 shares will become eligible for sale in the public market beginning on February 21, 2013, all of which will be freely tradable under Rule 144.

Certain holders of shares of our common stock are entitled to rights with respect to the registration of their shares under the Securities Act of 1933, as amended, or the Securities Act, subject to the lock-up arrangements described in “Shares Eligible for Future Sale” and “Underwriting.” Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares held by our affiliates as defined in Rule 144 under the Securities Act. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock.

Provisions in our restated certificate of incorporation and restated bylaws and Delaware law might discourage, delay or prevent a change of control of our company or changes in our management and, therefore, depress the market price of our common stock.

Our restated certificate of incorporation and restated bylaws contain provisions that could depress the market price of our common stock by acting to discourage, delay or prevent a change in control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions among other things:

•	establish a classified board of directors so that not all members of our board are elected at one time;

•	permit the board of directors to establish the number of directors;

•	provide that directors may only be removed “for cause” and only with the approval of 66 2/3% of our stockholders;

•	require super-majority voting to amend some provisions in our restated certificate of incorporation and restated bylaws;

•	authorize the issuance of “blank check” preferred stock that our board could use to implement a stockholder rights plan;

•	eliminate the ability of our stockholders to call special meetings of stockholders;

•	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

•	provide that the board of directors is expressly authorized to make, alter or repeal our restated bylaws; and

•	establish advance notice requirements for nominations for election to our board or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.

In addition, Section 203 of the Delaware General Corporation Law may discourage, delay or prevent a change in control of our company. Section 203 imposes certain restrictions on merger, business combinations and other transactions between us and holders of 15% or more of our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements. All statements, other than statements of historical fact, contained in this prospectus, including statements regarding our future results of operations, financial position and cash flows, our business strategy and plans and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “would,” “could,” “should,” “intend” and “expect” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of these forward-looking statements after the date of this prospectus or to conform these statements to actual results or revised expectations.

INDUSTRY AND MARKET DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the market in which we operate, including our general expectations, market position, market opportunity and market size, is based on information from various sources, including independent industry publications like those generated by Gartner, Inc. In presenting this information, we have also made assumptions based on such data and other similar sources and on our knowledge of, and our experience to date in, the markets for our service and related solutions. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Although neither we nor the underwriters have independently verified the accuracy or completeness of any third-party information, we believe the market position, opportunity and market size information included in this prospectus is reliable and the conclusions contained in the third-party information are reasonable. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

The Gartner report, “Forecast: Enterprise Software Markets, Worldwide, 2009-2016, 3Q12 Update,” September, 2012, described herein, or the Gartner Report, represents data, research opinion or viewpoints published as part of a syndicated subscription service, by Gartner and are not representations of fact. The Gartner Report speaks as of its original publication date (and not as of the date of this prospectus) and the opinions expressed in the Gartner Report are subject to change without notice.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of the shares of common stock offered by us will be approximately $         million, assuming a public offering price of $         per share, which is the last sale price of our common stock as reported on the New York Stock Exchange on                     , 2012, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares in full, we estimate that the net proceeds from this offering will be approximately $         million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of common stock by the selling stockholders.

The principal purposes of this offering are to facilitate an orderly distribution of our shares by selling stockholders, increase our public float, and increase our financial flexibility. While we have no specific plans at this time, we may use some of the proceeds from this offering to make additions to and expand our data center operations, and to build out our office facilities. We intend to use the net proceeds to us from this offering for working capital and other general corporate purposes. Additionally, we may choose to expand our current business through acquisitions of, or investments in, other businesses, products or technologies, using cash or shares of our common stock. However, we have no commitments with respect to any such acquisitions or investments at this time.

Pending the use of proceeds from this offering, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities. Our management will have broad discretion in the application of the net proceeds from this offering and investors will be relying on the judgment of our management regarding the application of the proceeds.

MARKET PRICE OF COMMON STOCK

Our common stock has been listed on the New York Stock Exchange under the symbol “NOW” since June 29, 2012. Prior to that date, there was no public trading market for our common stock. Our initial public offering was priced at $18.00 per share on June 28, 2012. The following table sets forth for the periods indicated the high and low sales prices per share of our common stock as reported on the New York Stock Exchange:

	Low	High
Year ending December 31, 2012
Second Quarter (beginning June 29, 2012)	$22.83	$24.75
Third Quarter	$22.62	$41.77
Fourth Quarter (through October 31, 2012)	$30.65	$38.14

On October 31, 2012, the last reported sale price of our common stock as reported on the New York Stock Exchange was $30.65 per share.

As of September 30, 2012, we had 200 holders of record of our common stock. The actual number of stockholders is greater than this number of record holders, and includes stockholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include stockholders whose shares may be held in trust by other entities.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business. We do not intend to pay cash dividends on our common stock for the foreseeable future. Any future determination related to dividend policy will be made at the discretion of our board of directors.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and short term investments, and our capitalization as of September 30, 2012:

•	on an actual basis; and

•

on an as adjusted basis to reflect the sale and issuance of shares of common stock in this offering by us, and the receipt of the net proceeds from our sale of          shares at an assumed public offering price of $         per share, which was the last reported sale price of our common stock on the New York Stock Exchange on                     , 2012, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The information below is illustrative only and our cash, cash equivalents and short term investments and our capitalization following the closing of this offering will be adjusted based on the actual public offering price and other terms of this offering determined at pricing. You should read the information in this table together with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	As of September 30, 2012
	Actual	As Adjusted
	(in thousands)
Cash, cash equivalents and short term investments	$256,461	$

Stockholders’ equity:
Preferred stock, $0.001 par value: 10,000,000 shares authorized, no shares issued or outstanding, actual and as adjusted	—		—
Common stock, $0.001 par value: 600,000,000 shares authorized, 123,371,566 shares issued and outstanding, actual; 600,000,000 shares authorized and shares issued and outstanding, as adjusted	123
Additional paid-in capital	286,376
Accumulated other comprehensive income	326
Accumulated deficit	(95,557)

Total stockholders’ equity	191,268

Total capitalization	$191,268	$

The number of shares of our common stock to be outstanding after this offering is based on 123,371,566 shares of common stock outstanding as of September 30, 2012, and excludes:

•

37,279,442 shares of common stock issuable upon the exercise of outstanding options with a weighted-average exercise price of $4.48 per share and 1,134,851 shares of common stock issuable pursuant to outstanding restricted stock units;

•	11,635,301 additional shares of common stock reserved for future issuance under our 2012 Equity Incentive Plan; and

•	5,000,000 shares of common stock reserved for future issuance under our 2012 Employee Stock Purchase Plan.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read together with our consolidated financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. The selected consolidated financial data in this section are not intended to replace our consolidated financial statements and the related notes. Our historical results are not necessarily indicative of our future results.

The selected consolidated statements of operations data for fiscal 2009, 2010 and 2011 and for the six months ended December 31, 2011 and the selected consolidated balance sheet data as of June 30, 2010 and 2011 and as of December 31, 2011 are derived from our audited consolidated financial statements appearing elsewhere in this prospectus. The consolidated balance sheet data as of June 30, 2009 is derived from our audited consolidated financial statements which are not included in this prospectus. The consolidated statement of operations data for the six months ended December 31, 2010 and the nine months ended September 30, 2011 and 2012, and the unaudited selected consolidated balance sheet data as of September 30, 2012 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for fiscal 2007 and 2008 and the consolidated balance sheet data as of June 30, 2007 and 2008 are derived from our unaudited consolidated financial statements which are not included in this prospectus. We have prepared the unaudited financial information on the same basis as the audited consolidated financial statements and have included, in our opinion, all adjustments, consisting only of normal recurring adjustments, we consider necessary for a fair statement of the financial information set forth in those statements.

	Fiscal Year Ended June 30,					Six Months Ended December 31,		Nine Months Ended September 30,
	2007	2008	2009	2010	2011	2010	2011	2011	2012
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenues(1):
Subscription	$1,834	$8,644	$17,841	$40,078	$79,191	$33,191	$64,886	$76,331	$141,640
Professional services and other	29	137	1,474	3,251	13,450	4,753	8,489	12,563	26,910

Total revenues	1,863	8,781	19,315	43,329	92,641	37,944	73,375	88,894	168,550

Cost of revenues(2)(3):
Subscription	397	1,838	3,140	6,378	15,311	6,096	15,073	15,538	43,182
Professional services and other	253	2,717	4,711	9,812	16,264	6,778	12,850	15,095	28,519

Total cost of revenues	650	4,555	7,851	16,190	31,575	12,874	27,923	30,633	71,701

Gross profit	1,213	4,226	11,464	27,139	61,066	25,070	45,452	58,261	96,849

Operating expenses(2)(3):
Sales and marketing	2,314	6,142	8,499	19,334	34,123	13,728	32,501	34,375	74,356
Research and development	2,682	2,098	2,433	7,194	7,004	2,758	7,030	7,003	26,098
General and administrative	356	1,854	6,363	28,810	9,379	3,417	10,084	10,471	24,441

Total operating expenses	5,352	10,094	17,295	55,338	50,506	19,903	49,615	51,849	124,895

Income (loss) from operations	(4,139)	(5,868)	(5,831)	(28,199)	10,560	5,167	(4,163)	6,412	(28,046)
Interest and other income (expense), net	170	10	(27)	(1,226)	606	289	(1,446)	(412)	1,148

Income (loss) before provision for income taxes	(3,969)	(5,858)	(5,858)	(29,425)	11,166	5,456	(5,609)	6,000	(26,898)
Provision for income taxes	2	23	48	280	1,336	653	1,075	852	519

Net income (loss)	$(3,971)	$(5,881)	$(5,906)	$(29,705)	$9,830	$4,803	$(6,684)	$5,148	$(27,417)

Net income (loss) per share attributable to common stockholders(4):
Basic	$(0.11)	$(0.16)	$(0.17)	$(1.31)	$0.09	$0.04	$(0.33)	$0.05	$(0.49)

Diluted	$(0.11)	$(0.16)	$(0.17)	$(1.31)	$0.08	$0.04	$(0.33)	$0.04	$(0.49)

Weighted-average shares used to compute net income (loss) per share attributable to common stockholders(4):
Basic	40,000,000	40,115,383	39,039,066	23,157,576	18,163,977	17,156,445	21,104,219	19,695,440	57,089,411

Diluted	40,000,000	40,115,383	39,039,066	23,157,576	28,095,486	27,622,357	21,104,219	30,612,539	57,089,411

(footnotes on next page)

(1)

Revenues for fiscal 2011, the six months ended December 31, 2010 and 2011 and the nine months ended September 30, 2011 and 2012 reflect the prospective adoption of new revenue accounting guidance commencing on July 1, 2010. As a result of this guidance, we separately allocate value for multiple element contracts between our subscription revenues and professional services revenues based on the best estimate of selling price. Additionally, we recognize professional services revenues as the services are delivered. Please refer to Note 2 to our consolidated financial statements for further discussion of our revenue recognition policies.

(2)	Stock-based compensation included in the statements of operations data above was as follows:

	Fiscal Year Ended June 30,					Six Months Ended December 31,		Nine Months Ended September 30,
	2007	2008	2009	2010	2011	2010	2011	2011	2012
	(in thousands)
Cost of revenues:
Subscription	$—	$3	$6	$48	$548	$225	$674	$524	$2,514
Professional services and other	1	5	11	28	117	37	193	151	964
Sales and marketing	8	22	45	277	1,004	431	2,010	1,373	6,852
Research and development	3	12	50	90	468	207	704	524	4,121
General and administrative	5	14	15	102	817	221	2,056	1,652	4,137

(3)

Operating expenses for fiscal 2009 reflect compensation expense of $3.8 million related to the stock settlement of an outstanding promissory note in connection with our sale and issuance of Series C preferred stock. Cost of revenues and operating expenses for fiscal 2010 reflect compensation expense of $0.7 million and $30.1 million, respectively, related to the repurchase of shares from eligible stockholders in connection with our sale and issuance of Series D preferred stock.

(4)

Please refer to Note 13 to our consolidated financial statements for an explanation of the method used to calculate the historical net income (loss) per share attributable to common stockholders and the number of shares used in the computation of the per share amounts.

	As of June 30,					As of December 31,	As of September 30,
	2007	2008	2009	2010	2011	2011	2012
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$3,619	$4,772	$7,788	$29,402	$59,853	$68,088	$116,976
Working capital, excluding deferred revenue	5,647	5,401	10,090	33,080	75,801	95,033	294,159
Total assets	6,341	7,725	15,327	51,369	108,746	156,323	382,204
Deferred revenue, current and non-current portion	4,207	9,867	16,778	40,731	74,646	104,636	147,946
Convertible preferred stock	8,187	8,810	15,342	67,227	67,860	68,172	—
Total stockholders’ equity (deficit)	(6,650)	(13,112)	(21,690)	(71,262)	(58,381)	(57,426)	191,268

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes appearing at the end of this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should read the “Risk Factors” section of this prospectus for a discussion of important factors that could cause actual results and the timing of certain events to differ materially from future results expressed or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

ServiceNow is a leading provider of cloud-based services to automate enterprise IT operations. Our service includes a suite of applications built on our proprietary platform that automates workflow and integrates related business processes. We focus on transforming enterprise IT by automating and standardizing business processes and consolidating IT across the global enterprise. Organizations deploy our service to create a single system of record for enterprise IT, to lower operational costs and to enhance efficiency. Additionally, our customers use our extensible platform to build custom applications for automating activities unique to their business requirements.

We offer our service under a SaaS business model. Our subscription fee includes the use of our service and our technical support and management of the hosting infrastructure. We provide a scaled pricing model based on the number of users, in which the subscription price per user decreases as the number of users increases. We generally bill our customers annually in advance. We generate sales through our direct sales team and indirectly through channel partners and third-party referrals. We also generate revenues from professional services for implementation and training.

Many customers initially subscribe to our service to solve a specific and immediate problem. Once their problem is solved, many of our customers deploy additional applications as they become more familiar with our service and apply it to new IT processes. In addition, some customers adopt our platform to build applications that automate various processes for business uses outside of IT such as human resources, facilities and quality control management. A majority of our revenues come from large global enterprise customers. Our total customers grew 58% from 852 as of September 30, 2011 to 1,346 as of September 30, 2012.

We were founded in 2004 and entered into our first commercial contract in 2005. To date, we have funded our business primarily with cash flows from operations. Additionally, we raised net proceeds of $173.3 million in our June 2012 initial public offering after deducting underwriting discounts and commissions and before deducting expenses in connection with the offering of $3.5 million. We continue to invest in the development of our service, infrastructure and sales and marketing to drive long-term growth. In 2011, we significantly changed our executive management team. We hired a new Chief Executive Officer in May 2011, and our founder became Chief Product Officer. We subsequently hired additional key executives across our entire organization including our Chief Financial Officer, Chief Technology Officer, Senior Vice President Worldwide Sales and Services, Senior Vice President Engineering, Vice President Human Resources, Vice President Marketing and Vice President Product Management. We increased our overall employee headcount from 491 as of September 30, 2011 to 963 as of September 30, 2012.

We have achieved significant revenue growth in recent periods. For the fiscal years ended June 30, 2010 and 2011, our revenues grew 114% from $43.3 million to $92.6 million. We incurred a net loss of $29.7 million and generated net income of $9.8 million for the fiscal years ended June 30, 2010 and 2011, respectively. For the six months ended December 31, 2010 and 2011, our revenues grew 93% from $37.9 million to $73.4 million. We generated net income of $4.8 million and incurred a net loss of $6.7 million for the six months ended December 31, 2010 and 2011, respectively. For the nine months ended September 30, 2011 and 2012, our revenues grew 90% from $88.9 million to $168.6 million. We generated net income of $5.1 million and incurred a net loss of $27.4 million for the nine months ended September 30, 2011 and 2012, respectively.

Fiscal Year End

On February 3, 2012, our board of directors approved a change to our fiscal year-end from June 30 to December 31. Included in this prospectus is the transition period for the six months ended December 31, 2011. Accordingly, we present the consolidated balance sheets as of June 30, 2010 and 2011 and December 31, 2011, and the consolidated statements of comprehensive income (loss), changes in convertible preferred stock and stockholders’ deficit, and cash flows for the fiscal years ended June 30, 2009, 2010 and 2011 and the six months ended December 31, 2010 and 2011. References to “fiscal 2009”, “fiscal 2010” and “fiscal 2011” still refer to the fiscal years ended June 30, 2009, 2010 and 2011, respectively.

Key Factors Affecting Our Performance

Total customers. We believe total customers is a key indicator of our market penetration, growth and future revenues. We have aggressively invested in and intend to continue to invest in our direct sales force, as well as to pursue additional partnerships within our indirect sales channel. We generally define a customer as an entity with an active service contract as of the measurement date. In situations where there is a single contract that applies to entities with multiple subsidiaries or divisions, universities, or governmental organizations, each entity that has contracted for a separate production instance of our service is counted as a separate customer. Our total customers were 281, 460 and 771 as of June 30, 2009, 2010 and 2011, respectively, 602 and 974 as of December 31, 2010 and 2011, respectively and 852 and 1,346 as of September 30, 2011 and 2012, respectively.

Investment in growth. We have aggressively invested, and intend to continue to invest, in expanding our operations, increasing our headcount and developing technology to support our growth. We expect our total operating expenses to increase in the foreseeable future, particularly as we continue to expand our sales operations and cloud-based infrastructure. We continue to invest in our sales and marketing organization to drive additional revenues and support the growth of our customer base. Any investments we make in our sales and marketing organization will occur in advance of experiencing any benefits from such investments, so it may be difficult for us to determine if we are efficiently allocating our resources in these areas.

Renewal rate. We calculate our renewal rate by subtracting our attrition rate from 100%. Our attrition rate for a period is equal to the annual contract value from customers that are due for renewal in the period and did not renew, divided by the total annual contract value from all customers due for renewal during the period. Annual contract value is equal to the first twelve months of expected subscription revenues under a contract. We believe our renewal rate is an important metric to measure the long-term value of customer agreements and our ability to retain our customers. Our renewal rate was 94%, 95%, and 97% in fiscal 2009, 2010 and 2011, respectively, 99% and 97% in the six months ended December 31, 2010 and 2011, respectively, and 97% and 96% in the nine months ended September 30, 2011 and 2012, respectively.

Upsells. In order for us to continue to grow our business, it is important to generate additional revenue from existing customers. We believe there is significant opportunity to increase the number of subscriptions sold to current customers as customers become more familiar with our platform and adopt our applications to address additional business use cases. Our increase in subscriptions is driven by the increased number of users accessing our suite of on-demand applications, as well as our other enabling technologies, Discovery and Runbook Automation, that are separately priced on a per server basis. We believe our ability to upsell is a key factor affecting our ability to further penetrate our existing customer base. We monitor upsells by measuring the annual contract value of upsells signed in the period as a percentage of our total annual contract value of all contracts signed in the period. Upsells as a percentage of total annual contract value signed was 20%, 25% and 27% in fiscal 2009, 2010 and 2011, respectively, 25% and 28% in the six months ended December 31, 2010 and 2011, respectively, and 29% in both the nine months ended September 30, 2011 and 2012.

Investment in infrastructure. We have made and will continue to make substantial investments in new equipment to support growth at our data centers and provide enhanced levels of service to our customers. During the fourth quarter of 2012, we expect to complete our transition from a managed service hosting model to a co-location model and invest in enhancements to our cloud architecture in our co-location data centers. Through the end of 2012, we will continue to incur double rent, accelerated depreciation for certain assets and additional co-location infrastructure investments. Beginning in the first quarter of 2013, we expect to no longer incur costs related to the managed service data centers that we are exiting. During 2013, we will continue to invest in enhancements to our cloud architecture, which are designed to provide our customers with enhanced scalability, data reliability and availability, including the purchase of additional networking infrastructure. We are also evaluating the expansion of our data center locations to address additional geographic markets, which will result in additional investments to our infrastructure if pursued. In addition, we will continue to enter into new office facility leases in the future to accommodate our projected headcount growth at various locations around the world. These new leases may require investments in leasehold improvements, as well as furniture and equipment to support our employees. If we add to our headcount at a faster rate than anticipated, we may incur substantial costs in terminating leases to enter into new leases for larger space.

Professional services model. We believe our investment in professional services facilitates the adoption of our subscription service. As a result, our sales efforts have been focused primarily on our subscription service, rather than the profitability of our professional services business. Historically, our pricing for professional services was predominantly on a fixed-fee basis and the cost of the time and materials incurred to complete these services was often greater than the amount charged to the customer. These factors contributed to our negative gross profit percentages from professional services of (220)%, (202)% and (21)% for fiscal 2009, 2010 and 2011, respectively, (43)% and (51)% for the six months ended December 31, 2010 and 2011, respectively, and (20)% and (6)% for the nine months ended September 30, 2011 and 2012, respectively. The improvement in gross profit percentages was due in part to the adoption of new revenue recognition accounting guidance commencing on July 1, 2010. In addition, in December 2011, we began shifting our pricing model to a time-and-materials basis and pricing our services predominantly based on the anticipated cost of those services.

Platform adoption. Our service includes access to our suite of applications, as well as access to our platform to create customer-built extensions to our suite of applications. Customers may also purchase the use of the platform to develop custom applications. Though in the near term we expect our revenue growth to be primarily driven by the pace of adoption and penetration of our suite of applications, we are investing resources to enhance the development capabilities of our platform. We believe the extensibility and simplicity of our platform is resulting in the broad use of our platform by our customers to create extensions of our applications or custom applications, and will enhance our ability to acquire new customers, increase upsells and sustain high renewal rates.

Components of Results of Operations

Revenues

Subscription revenues. Subscription revenues are primarily comprised of fees which give customers access to our suite of on-demand applications, as well as access to our platform to build custom applications. Pricing includes multiple instances, hosting and support services, data backup and disaster recovery services, as well as future upgrades offered during the subscription period. In addition, we offer two separately priced enabling technologies, Discovery and Runbook Automation. We typically invoice our customers for subscription fees in annual increments upon initiation of the initial contract or subsequent renewal. Our average initial contract term is approximately 30 months. Our contracts are generally non-cancelable, though customers can terminate for breach if we materially fail to perform.

We generate sales directly through our sales team and, to a lesser extent, through our channel partners. Sales to our channel partners are made at a discount and revenues are recorded at the discounted price when all revenue recognition criteria are met. In addition, in some cases, we pay referral fees to third parties typically ranging from 10% to 20% of the first year’s annual contract value. These fees are included in sales and marketing expense.

Professional services and other revenues. Professional services revenues consist of fees associated with the implementation and configuration of our subscription service. Other revenues include customer training and attendance and sponsorship fees for our Knowledge conferences. Historically, our pricing for professional services was predominantly on a fixed-fee basis. However, in December 2011, we began shifting our pricing model to a time-and-materials basis. Going forward, we anticipate the majority of our new business will be priced on a time-and-materials basis. Most of our professional services engagements span four to eight months. Historically, we billed for our fixed price professional services in two installments, with the first installment due up front and the second installment due at either a specified future date (usually approximately three months from the contract start date) or upon completion of the services. In December 2011, we changed these billing practices to bill for our fixed price professional services in installments based on milestones related to the completion of specified projects or specified dates. Our time-and-materials professional services are generally billed monthly in arrears based on actual hours and expenses incurred. Typical payment terms provide our customers pay us within 30 days of invoice.

Prior to fiscal 2011, we recorded revenues from our professional services over a period commensurate with our subscription service contracts. However, the cost associated with our professional services engagements was recorded as the services were delivered, resulting in lower gross profit percentages in fiscal 2009 and 2010. On July 1, 2010, we adopted new revenue recognition accounting guidance on a prospective basis that enabled us to separately allocate value for our multiple element arrangements between our subscription revenues and professional services revenues, based on the best estimate of selling price. As a result, professional services revenues are recognized as the services are delivered, which is substantially the same period as the associated costs are incurred. This shift resulted in an increase to professional services and other revenues of $5.5 million for fiscal 2011. Refer to “Critical Accounting Policies and Significant Judgments and Estimates” below for further discussion of our revenue recognition accounting policy.

Backlog. Backlog represents future amounts to be invoiced under our agreements. As of December 31, 2011 and September 30, 2012, we had backlog of approximately $210 million and $325 million, respectively. We expect backlog will change from period to period for several reasons, including the timing and duration of customer subscription and professional services agreements, varying billing cycles of subscription agreements, and the timing of customer renewals.

Overhead Allocation

Overhead associated with benefits, facilities, IT costs and depreciation, excluding depreciation related to our cloud-based infrastructure, is allocated to our cost of revenues and operating expenses based on headcount.

Cost of Revenues

Subscription cost of revenues. Cost of subscription revenues primarily consists of expenses related to hosting our service and providing support to our customers. These expenses are comprised of data center capacity costs; personnel and related costs directly associated with our cloud infrastructure and customer support, including salaries, benefits, bonuses and stock-based compensation; and allocated overhead.

Professional services and other cost of revenues. Cost of professional services and other revenues consists primarily of personnel and related costs directly associated with our professional services and training departments, including salaries, benefits, bonuses and stock-based compensation; the costs of contracted third-party vendors; and allocated overhead.

Professional services associated with the implementation and configuration of our subscription service are performed directly by our services team, as well as by contracted third-party vendors. Fees paid up-front to our third-party vendors are deferred and amortized to cost of revenues as the professional services are delivered. Fees owed to our third-party vendors are accrued over the same requisite service period. Cost of revenues associated with our professional services engagements contracted with third-party vendors as a percentage of professional services and other revenues was 52%, 135% and 54% for fiscal 2009, 2010 and 2011, respectively, 70% and 64% for the six months ended December 31, 2010 and 2011, respectively, and 52% and 27% for the nine months ended September 30, 2011 and 2012, respectively.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of personnel and related costs directly associated with our sales and marketing staff, including salaries, benefits, bonuses, commissions and stock-based compensation. Other costs included in this expense are third-party referral fees, marketing and promotional events, including our Knowledge conferences, online marketing, product marketing and allocated overhead.

Research and Development Expenses

Research and development expenses consist primarily of personnel and related costs directly associated with our research and development staff, including salaries, benefits, bonuses and stock-based compensation, and allocated overhead.

General and Administrative Expenses

General and administrative expenses primarily consist of personnel and related costs for our executive, finance, legal, human resources and administrative personnel, including salaries, benefits, bonuses and stock-based compensation; legal, accounting and other professional services fees; other corporate expenses; and allocated overhead.

Provision for Income Taxes

Provision for income taxes consists of federal, state and foreign income taxes. Due to cumulative losses, we maintain a valuation allowance against our deferred tax assets as of September 30, 2012. We consider all available evidence, both positive and negative, in assessing the extent to which a valuation allowance should be applied against our deferred tax assets.

Results of Operations

To enhance comparability, the following table sets forth our results of operations for the periods presented. The period-to-period comparison of financial results is not necessarily indicative of future results.

	Fiscal Year Ended June 30,			Six Months Ended December 31,		Nine Months Ended September 30,
	2009	2010	2011	2010	2011	2011	2012
	(in thousands)
Revenues(1):
Subscription	$17,841	$40,078	$79,191	$33,191	$64,886	$76,331	$141,640
Professional services and other	1,474	3,251	13,450	4,753	8,489	12,563	26,910

Total revenues	19,315	43,329	92,641	37,944	73,375	88,894	168,550

Cost of revenues(2)(3):
Subscription	3,140	6,378	15,311	6,096	15,073	15,538	43,182
Professional services and other	4,711	9,812	16,264	6,778	12,850	15,095	28,519

Total cost of revenues	7,851	16,190	31,575	12,874	27,923	30,633	71,701

Gross profit	11,464	27,139	61,066	25,070	45,452	58,261	96,849

Operating expenses(2)(3):
Sales and marketing	8,499	19,334	34,123	13,728	32,501	34,375	74,356
Research and development	2,433	7,194	7,004	2,758	7,030	7,003	26,098
General and administrative	6,363	28,810	9,379	3,417	10,084	10,471	24,441

Total operating expenses	17,295	55,338	50,506	19,903	49,615	51,849	124,895

Income (loss) from operations	(5,831)	(28,199)	10,560	5,167	(4,163)	6,412	(28,046)
Interest and other income (expense), net	(27)	(1,226)	606	289	(1,446)	(412)	1,148

Income (loss) before provision for income taxes	(5,858)	(29,425)	11,166	5,456	(5,609)	6,000	(26,898)
Provision for income taxes	48	280	1,336	653	1,075	852	519

Net income (loss)	$(5,906)	$(29,705)	$9,830	$4,803	$(6,684)	$5,148	$(27,417)

(1)

Revenues for fiscal 2011, the six months ended December 31, 2010 and 2011 and the nine months ended September 30, 2011 and 2012 reflect the prospective adoption of new revenue accounting guidance commencing on July 1, 2010. As a result of this guidance, we separately allocate value for multiple element contracts between our subscription revenues and professional services revenues based on the best estimate of selling price. Additionally, we recognize professional services revenues as the services are delivered. Please refer to Note 2 to our consolidated financial statements for further discussion of our revenue recognition policies.

(2)	Stock-based compensation included in the statements of operations data above was as follows:

	Fiscal Year Ended June 30,			Six Months Ended December 31,		Nine Months Ended September 30,
	2009	2010	2011	2010	2011	2011	2012
	(in thousands)
Cost of revenues:
Subscription	$6	$48	$548	$225	$674	$524	$2,514
Professional services and other	11	28	117	37	193	151	964
Sales and marketing	45	277	1,004	431	2,010	1,373	6,852
Research and development	50	90	468	207	704	524	4,121
General and administrative	15	102	817	221	2,056	1,652	4,137

(footnotes continue on next page)

(3)

Operating expenses for fiscal 2009 reflect compensation expense of $3.8 million related to the stock settlement of an outstanding promissory note in connection with our sale and issuance of Series C preferred stock. Cost of revenues and operating expenses for fiscal 2010 reflect compensation expense of $0.7 million and $30.1 million, respectively, related to the repurchase of shares from eligible stockholders in connection with our sale and issuance of Series D preferred stock.

	Fiscal Year Ended June 30,			Six Months Ended December 31,		Nine Months Ended September 30,
	2009	2010	2011	2010	2011	2011	2012
	(as a percentage of revenues)
Revenues:
Subscription	92%	92%	85%	87%	88%	86%	84%
Professional services and other	8	8	15	13	12	14	16

Total revenues	100	100	100	100	100	100	100

Cost of revenues:
Subscription	16	15	16	16	20	17	26
Professional services and other	25	22	18	18	18	17	17

Total cost of revenues	41	37	34	34	38	34	43

Gross profit	59	63	66	66	62	66	57

Operating expenses:
Sales and marketing	44	45	37	36	44	39	44
Research and development	12	17	8	7	10	8	15
General and administrative	33	66	10	9	14	12	15

Total operating expenses	89	128	55	52	68	59	74

Income (loss) from operations	(30)	(65)	11	14	(6)	7	(17)
Interest and other income (expense), net	—	(3)	1	1	(2)	—	1

Income (loss) before provision for income taxes	(30)	(68)	12	15	(8)	7	(16)
Provision for income taxes	1	1	1	2	1	1	—

Net income (loss)	(31)%	(69)%	11%	13%	(9)%	6%	(16)%

	Fiscal Year Ended June 30,			Six Months Ended December 31,		Nine Months Ended September 30,
	2009	2010	2011	2010	2011	2011	2012
	(in thousands)
Revenues by geography
North America	$14,062	$31,396	$69,333	$27,919	$51,901	$65,929	$120,124
Europe	5,018	10,708	20,093	8,693	18,842	21,856	42,027
Asia Pacific and other	235	1,225	3,215	1,332	2,632	1,109	6,399

Total revenues	$19,315	$43,329	$92,641	$37,944	$73,375	$88,894	$168,550

	Fiscal Year Ended June 30,			Six Months Ended December 31,		Nine Months Ended September 30
	2009	2010	2011	2010	2011	2011	2012
Revenues by geography
North America	73%	72%	75%	74%	71%	74%	71%
Europe	26	25	22	23	26	25	25
Asia Pacific and other	1	3	3	3	3	1	4

Total revenues	100%	100%	100%	100%	100%	100%	100%

Comparison of the nine months ended September 30, 2011 and 2012

Revenues

	Nine Months Ended September 30,		% Change
	2011	2012
	(dollars in thousands)
Revenues:
Subscription	$76,331	$141,640	86%
Professional services and other	12,563	26,910	114%

Total revenues	$88,894	$168,550	90%

Percentage of revenues:
Subscription	86%	84%
Professional services and other	14	16

Total	100%	100%

Revenues increased $79.7 million, primarily due to the increase in subscription revenues of $65.3 million. Of the total increase in subscription revenues, 45% represented revenues from new customers acquired after September 30, 2011, and 55% represented revenues from existing customers at or prior to September 30, 2011. Our total customers increased 58% from 852 at September 30, 2011 to 1,346 at September 30, 2012. The average total revenues per customer increased from approximately $152,000 to $181,000 over this period primarily due to an increase in the number of subscriptions sold to existing customers.

Of the $65.3 million total increase in subscription revenues for the nine months ended September 30, 2012, 87% represented sales to customers by our direct sales organization and 13% represented revenues from channel partners. Subscription revenues in North America represented 68% of the $65.3 million total increase in subscription revenues and 32% represented subscription revenues outside North America. During the nine months ended September 30, 2012, we continued to increase our focus on international markets through the addition of new channel partners, the expansion of our direct sales organization and the opening of additional sales and marketing offices in Sweden and Israel.

The increase in professional services and other revenues of $14.3 million was primarily due to the growth in our customer base. We had revenues of $3.3 million associated with acceptances received during the period and an increase of $0.9 million associated with our annual Knowledge conference held in May 2012. Revenues in North America represented 69% of the $14.3 million total increase in professional services and other revenues. Revenues outside North America represented the remaining 31%.

Cost of Revenues and Gross Profit Percentage

	Nine Months Ended September 30,		% Change
	2011	2012
	(dollars in thousands)
Cost of revenues:
Subscription	$15,538	$43,182	178%
Professional services and other	15,095	28,519	89%

Total cost of revenues	$30,633	$71,701	134%

Gross profit percentage:
Subscription	80%	70%
Professional services and other	(20)	(6)
Total gross profit percentage	66%	57%
Gross profit	$58,261	$96,849	66%
Headcount (at period end)
Subscription	101	202	100%
Professional services and other	76	159	109%

Total headcount	177	361	104%

Cost of subscription revenues increased $27.6 million during the nine months ended September 30, 2012 as compared to the same period in the prior year. The overall increase in cost of subscription revenues was primarily attributed to increased personnel-related costs of $13.2 million, consisting of increased employee compensation, benefits and travel costs of $10.9 million and additional stock-based compensation of $2.0 million. These personnel-related cost increases were driven by headcount growth. We expect personnel-related costs to continue to increase as we continue to hire employees in our cloud infrastructure and support organizations to meet our growing customer demands. In addition, hosting fees for our network infrastructure increased $4.8 million as we increased data center capacity to migrate customers from our managed service data centers to our co-location data centers and to support our customer growth. We also opened eight new data centers since September 30, 2011. At September 30, 2012, we delivered our service from nine data centers in North America and eleven data centers internationally compared to six data centers in North America and six data centers internationally as of September 30, 2011. Additionally, outside services increased $1.7 million mostly due to costs incurred to enhance our data center security as we continue to invest in our data center capabilities. We expect to exit three of our managed services data centers in North America and four of our managed services data centers internationally by December 31, 2012. Depreciation expense also increased $5.9 million due to purchases of network infrastructure to support our new data centers and growth within our existing data centers, and accelerated depreciation of the assets located in our managed services data centers, which we commenced in the three months ended December 31, 2011 when we made the decision to exit these data centers by December 31, 2012. Depreciation expense related to our managed services data centers for the nine months ended September 30, 2012 was $2.3 million. We expect depreciation expense to continue to increase as we purchase new equipment to support our new customers.

By December 31, 2012, we plan on operating six data centers in North America and seven data centers internationally. We believe these data centers will enable us to provide our subscription service to our existing customers and accommodate anticipated growth in our existing geographies. In 2013, we anticipate a substantial portion of our capital expenditures on data center capacity will be on new equipment within existing data centers to accommodate growth, which generally requires less capital expenditure than provisioning the equivalent capacity in a new data center. We are evaluating the addition of new data centers in 2013 to expand into new geographies. We may also add data centers to meet regulatory requirements or accommodate growth.

Our subscription gross profit percentage decreased from 80% to 70% during the nine months ended September 30, 2012 as compared to the same period in the prior year. Beginning in the first quarter of 2013, we expect to stop incurring costs related to the managed service data centers that we are exiting. We also anticipate cost of subscription revenues to increase as we increase capacity and invest in ongoing infrastructure improvements in our existing co-location data centers which will partially offset the savings related to the exit of our managed service data centers. Cost of subscription revenues will also increase if we add new data centers. However, we anticipate the rate at which the cost of subscription revenues grows will be slower than our anticipated subscription revenue growth such that our gross profit percentage should improve during 2013.

Cost of professional services and other revenues increased $13.4 million during the nine months ended September 30, 2012 as compared to the same period in the prior year. The overall increase was primarily attributed to increased personnel-related costs of $10.9 million, consisting of increased employee compensation, benefits and travel costs of $9.7 million and additional stock-based compensation of $0.8 million driven by headcount growth. In addition, outside services costs increased $1.8 million primarily due to additional fees paid to third parties to provide implementation services.

Our professional services and other gross profit percentage improved from (20)% to (6)% during the nine months ended September 30, 2012 as compared to the same period in the prior year. The improved gross profit percentage was due in part to shifting our pricing model to a time-and-materials basis and our increased focus on scoping projects and resource utilization. Additionally, during the nine months ended September 30, 2012, we reduced the amount of work we sub-contracted to our partners. Professional services and other revenues includes $1.1 million and $2.0 million for our annual Knowledge conference for the nine months ended September 30, 2011 and 2012, respectively. Revenues from the Knowledge conference contributed 11 percentage points and 9 percentage points to the professional services and other gross profit percentage for the nine months ended September 30, 2011 and 2012, respectively. Costs associated with the conference are included in sales and marketing expense. Excluding the effects of the Knowledge conference, we expect our gross profit percentage from professional services and other to improve as we continue to realize the benefits of the shift in our pricing model to primarily time and materials.

Sales and Marketing

	Nine Months Ended September 30,		% Change
	2011	2012
	(dollars in thousands)
Sales and marketing	$34,375	$74,356	116%
Percentage of revenues	39%	44%
Headcount (at period end)	206	330	60%

Sales and marketing expenses increased $40 million due to the expansion of our sales force and increases in marketing programs to address additional opportunities in new and existing markets. Total headcount in sales and marketing increased 60% from September 30, 2011 to September 30, 2012, contributing to a $26.6 million increase in personnel-related costs, consisting primarily of increased employee compensation, benefits and travel costs associated with our marketing team and direct sales force of $20.2 million and additional stock-based compensation of $5.5 million. In addition, we incurred an increase of $4.8 million in marketing and event costs primarily attributable to our annual Knowledge conference, which experienced a 102% increase in attendance year-over-year. Commissions increased $6.3 million in the nine months ended September 30, 2012 as compared to the nine months ended September 30, 2011, which was directly attributable to increased revenues and changes made to our commission plans. We expect sales and marketing expenses to increase and continue to be our largest component of costs and expenses, as we continue to expand our direct sales teams, increase our marketing activities, grow our international operations, build brand awareness and sponsor additional marketing events. We expect, in the long term, our revenue growth will offset this increase in spending.

Research and Development

	Nine Months Ended September 30,		% Change
	2011	2012
	(dollars in thousands)
Research and development	$7,003	$26,098	273%
Percentage of revenues	8%	15%
Headcount (at period end)	57	164	188%

Research and development expenses increased $19.1 million primarily due to increased personnel-related costs of $17.5 million, consisting of increased employee compensation, benefits and travel costs associated with our research and development team of $13.9 million and additional stock-based compensation of $3.6 million. Total headcount in research and development increased 188% from September 30, 2011 to September 30, 2012 as we upgraded and extended our service offerings and developed new technologies.

We expect research and development expenses to increase as we improve the existing functionality of our service, develop new applications to fill market needs and continue to enhance our core platform. We expect, in the long term, our revenue growth will offset this increase in spending.

General and Administrative

	Nine Months Ended September 30,		% Change
	2011	2012
	(dollars in thousands)
General and administrative	$10,471	$24,441	133%
Percentage of revenues	12%	15%
Headcount (at period end)	51	108	112%

General and administrative expenses increased $14.0 million primarily due to increased headcount. Personnel-related expenses increased $8.3 million, consisting of increased employee compensation, benefits and travel costs of $5.8 million and additional stock-based compensation of $2.5 million, as we added employees to support the growth of our business. Professional and outside service costs increased $2.4 million, comprised primarily of accounting fees related to our external audit and tax consulting fees associated with our international expansion. Costs from third-party software and service license agreements increased $1.2 million due to the implementation of additional systems to support the growth of our business. In August 2012, we relocated our office to another facility in San Diego, California. As part of this move, we incurred $2.9 million in lease abandonment costs, which included a loss on disposal of our leasehold improvements and furniture and fixtures of $2.7 million and a cease-use loss of $0.2 million, upon vacating our prior San Diego office.

We expect to incur higher general and administrative expenses as a result of both our growth and transition to a public company, including higher legal, corporate insurance and accounting expenses, and the additional costs of achieving and maintaining compliance with Section 404 of the Sarbanes-Oxley Act and related regulations. We expect the continued expansion of our operations will also contribute to higher general and administrative expenses. We may also incur lease abandonment costs in the future if our existing leases cannot accommodate our future headcount growth.

Interest and Other Income, net

	Nine Months Ended September 30,		% Change
	2011	2012
	(dollars in thousands)
Interest and other income, net	$(412)	$1,148	NM
Percentage of revenues	—%	1%

Interest and other income, net, primarily consists of foreign currency transaction gains and losses.

While we have not engaged in the hedging of our foreign currency transactions to date, we are presently evaluating the costs and benefits of initiating such a program and may hedge selected significant transactions denominated in currencies other than the U.S. dollar in the future.

Provision for Income Taxes

	Nine Months Ended September 30,		% Change
	2011	2012
	(dollars in thousands)
Income before income taxes	$6,000	$(26,898)	NM
Provision for income taxes	852	519	(39)%
Effective tax rate	14%	(2)%

The provision for income taxes decreased $0.3 million, primarily as a result of a loss in our operations and a lower proportion of earnings in taxable jurisdictions in the nine months ended September 30, 2012 compared to the same period in the prior year.

We continue to maintain a full valuation allowance on our federal and state deferred tax assets, and the significant components of the tax expense recorded are current cash taxes in various jurisdictions. The cash tax expenses are impacted by each jurisdiction’s individual tax rates, laws on timing of recognition of income and deductions and availability of net operating losses and tax credits. In December 2011, we reorganized our international operations and established our non-U.S. headquarters in the Netherlands, which has an effective tax rate that is lower than the U.S. federal statutory rate. Given the full valuation allowance, sensitivity of current cash taxes to local rules and our foreign restructuring, we expect our effective tax rate could fluctuate significantly on a quarterly basis and could be adversely affected to the extent earnings are lower than anticipated in countries that have lower statutory rates and higher than anticipated in countries that have higher statutory rates. The earnings of our foreign subsidiaries are considered to be permanently reinvested outside of the United States.

Comparison of the six months ended December 31, 2010 and 2011

Revenues

	Six Months Ended December 31,		% Change
	2010	2011
	(dollars in thousands)
Revenues:
Subscription	$33,191	$64,886	95%
Professional services and other	4,753	8,489	79%

Total revenues	$37,944	$73,375	93%

Percentage of revenues:
Subscription	87%	88%
Professional services and other	13	12

Total	100%	100%

Revenues increased $35.4 million, primarily due to the increase in subscription revenues of $31.7 million. Of the total increase in subscription revenues, 55% represented revenues from new customers acquired after December 31, 2010, and 45% represented revenues from existing customers at or prior to December 31, 2010.

Our total customers increased 62% from December 31, 2010 to December 31, 2011. The average subscription revenues per customer increased 19% over this period primarily due to an increase in the number of subscriptions sold to existing customers.

Of the $31.7 million total increase in subscription revenues for the six months ended December 31, 2011, 81% represented sales to customers by our direct sales organization and 19% represented revenues from channel partners. Subscription revenues in North America represented 67% of the $31.7 million total increase in subscription revenues and 33% represented subscription revenues outside North America. The increase in revenues from channel partners was due primarily to increased market adoption of our subscription service through sales by our existing channel partners and to a lesser extent the addition of new channel partners. The increase in subscription revenues outside North America was due primarily to increased adoption of our subscription service through sales by our existing channel partners and direct sales organization, and to a lesser extent the addition of new channel partners and the expansion of our direct sales organization. During the six months ended December 31, 2011, we opened additional sales and marketing offices in Denmark and France, which did not account for a significant portion of increased revenues during the period.

The increase in professional services and other revenues of $3.7 million was primarily due to the growth in our customer base. Revenues in North America represented 73% of the $3.7 million total increase in professional services and other revenues. Revenues outside North America represented the remaining 27%.

Cost of Revenues and Gross Profit Percentage

	Six Months Ended December 31,		% Change
	2010	2011
	(dollars in thousands)
Cost of revenues:
Subscription	$6,096	$15,073	147%
Professional services and other	6,778	12,850	90%

Total cost of revenues	$12,874	$27,923	117%

Gross profit percentage:
Subscription	82%	77%
Professional services and other	(43)	(51)
Total gross profit percentage	66%	62%
Gross profit	$25,070	$45,452	81%
Headcount (at period end):
Subscription	51	119	133%
Professional services and other	50	98	96%

Total headcount	101	217	115%

Cost of subscription revenues increased $9.0 million during the six months ended December 31, 2011 as compared to the same period in the prior year. The overall increase in cost of subscription revenues was primarily attributed to increased personnel-related costs of $4.9 million, consisting of increased employee compensation, benefits and travel costs of $4.5 million and additional stock-based compensation of $0.4 million. These personnel-related costs increases were driven by headcount growth. In addition, hosting fees for our network infrastructure increased $1.6 million as we increased data center capacity to support our growth. At December 31, 2011, we delivered our service from seven data centers in North America and seven data centers internationally compared to three data centers in North America and five data centers internationally at December 31, 2010. Depreciation expense also increased $1.1 million as we started the transition of our network infrastructure from a managed services hosting model to a co-location model.

Our subscription gross profit percentage decreased from 82% to 77% during the six months ended December 31, 2011 as compared to the same period in the prior year primarily due to these increased costs.

Cost of professional services and other revenues increased $6.1 million during the six months ended December 31, 2011 as compared to the same period in the prior year. The overall increase was primarily attributed to increased personnel-related costs of $3.7 million, consisting of increased employee compensation, benefits and travel costs of $3.5 million and additional stock-based compensation of $0.2 million driven by headcount growth. In addition, outside services costs increased $1.9 million primarily due to additional fees paid to third-parties to provide implementation services.

Our professional services and other gross profit percentage decreased from (43)% to (51)% during the six months ended December 31, 2011 as compared to the same period in the prior year primarily due to these increased costs.

Sales and Marketing

	Six Months Ended December 31,		% Change
	2010	2011
	(dollars in thousands)
Sales and marketing	$13,728	$32,501	137%
Percentage of revenues	36%	44%
Headcount (at period end)	90	242	169%

Sales and marketing expenses increased $18.8 million due to the expansion of our sales force and increases in marketing programs to address additional opportunities in new and existing markets. Total headcount in sales and marketing increased, 169% from December 31, 2010 to December 31, 2011, contributing to a $13.3 million increase in personnel-related costs, consisting primarily of increased employee compensation, benefits and travel costs associated with our direct sales force of $11.8 million, and additional stock-based compensation of $1.6 million. In addition, we incurred an increase of $3.1 million in commissions, which was directly attributed to increased revenues and changes made to our commissions plans in the six months ended December 31, 2011. Marketing and event costs increased $1.3 million due to our continued efforts to generate sales leads and build brand awareness.

Research and Development

	Six Months Ended December 31,		% Change
	2010	2011
	(dollars in thousands)
Research and development	$2,758	$7,030	155%
Percentage of revenues	7%	10%
Headcount (at period end)	34	83	144%

Research and development expenses increased $4.3 million primarily due to increased personnel-related costs of $4.0 million, consisting of increased employee compensation, benefits and travel costs associated with our research and development team of $3.5 million and additional stock-based compensation of $0.5 million. Total headcount in research and development increased as we upgraded and extended our service offerings and developed new technologies.

General and Administrative

	Six Months Ended December 31,		% Change
	2010	2011
	(dollars in thousands)
General and administrative	$3,417	$10,084	195%
Percentage of revenues	9%	14%
Headcount (at period end)	25	61	144%

General and administrative expenses increased $6.7 million primarily due to increased headcount. Personnel-related expenses increased $4.1 million, consisting of increased employee compensation, benefits and travel costs of $2.3 million and additional stock-based compensation of $1.8 million, as we added employees to support the growth of our business. Professional and outside service costs increased $1.6 million, comprised primarily of legal and accounting fees associated with our international expansion.

Interest and Other Income (Expense), net

	Six Months Ended December 31,		% Change
	2010	2011
	(dollars in thousands)
Interest and other income (expense), net	$289	$(1,446)	NM
Percentage of revenues	1%	(2)%

Interest and other income (expense), net primarily consists of foreign currency transaction gains and losses. The decrease of $1.7 million is primarily due to unrealized losses on amounts invoiced to customers that are denominated in British Pounds and Euros as the U.S. Dollar strengthened over the six months ended December 31, 2011 as compared to the six months ended December 31, 2010.

Provision for Income Taxes

	Six Months Ended December 31,		% Change
	2010	2011
	(dollars in thousands)
Income before income taxes	$5,456	$(5,609)	NM
Provision for income taxes	653	1,075	65%
Effective tax rate	12%	(19)%

The provision for income taxes increased $0.4 million, primarily as a result of the increase in pre-tax income related to international operations and California taxes for the six months ended December 31, 2011 compared to the same period in the prior year. During the six months ended December 31, 2011, we recorded a provision for income taxes principally attributable to foreign taxes, U.S. federal taxes and California taxes.

We maintain a full valuation allowance on our federal and state deferred tax assets, and the significant components of the tax expense recorded are current cash taxes in various jurisdictions. The cash tax expenses are impacted by each jurisdiction’s individual tax rates, laws on timing of recognition of income and deductions and availability of net operating losses and tax credits. In December 2011, we reorganized our international operations and established our non-U.S. headquarters in the Netherlands, which has an effective tax rate that is lower than the U.S. federal statutory rate. Given the full valuation allowance, sensitivity of current cash taxes to local rules and our foreign restructuring, our effective tax rate fluctuates significantly on a quarterly basis and could be adversely affected to the extent earnings are lower than anticipated in countries that have lower statutory rates and higher than anticipated in countries that have higher statutory rates.

Comparison of Fiscal 2009, 2010 and 2011

Revenues

	Fiscal Year Ended June 30,			2009 to 2010 % Change	2010 to 2011 % Change
	2009	2010	2011
	(dollars in thousands)
Revenues:
Subscription	$17,841	$40,078	$79,191	125%	98%
Professional services and other	1,474	3,251	13,450	121%	314%

Total revenues	$19,315	$43,329	$92,641	124%	114%

Percentage of revenues:
Subscription	92%	92%	85%
Professional services and other	8	8	15

Total	100%	100%	100%

Fiscal 2010 compared to fiscal 2011. Revenues increased $49.3 million, primarily due to the increase in subscription revenues of $39.1 million. Of the total increase in subscription revenues, 46% represented revenues from new customers acquired after June 30, 2010, and 54% represented revenues from existing customers at or prior to June 30, 2010. Our total customers increased 68% from June 30, 2010 to June 30, 2011. The average subscription revenues per customer increased 19% over this period primarily due to an increase in the number of subscriptions sold to existing customers.

Of the $39.1 million total increase in subscription revenues for fiscal 2011, 87% represented sales to customers by our direct sales organization and 13% represented revenues from channel partners. Subscription revenues in North America represented 75% of the $39.1 million total increase in subscription revenues and 25% represented subscription revenues outside North America.

The increase in professional services and other revenues of $10.2 million was primarily due to the prospective adoption of new revenue accounting guidance resulting in an increase to professional services and other revenues of $5.5 million in fiscal 2011. The remaining increase of $4.7 million was attributable to the growth in our customer base. Revenues in North America represented 83% of the $10.2 million total increase in professional services and other revenues. Revenues outside North America represented 17% of the $10.2 million total increase in professional services and other revenues. The increase in subscription revenues outside North America was due primarily to increased adoption of our subscription service through sales from new channel partners and to a lesser extent sales by our existing channel partners and the expansion of our direct sales organization. During fiscal 2011, we opened additional sales and marketing offices in Australia and the Netherlands.

Fiscal 2009 compared to fiscal 2010. Revenues increased $24.0 million, primarily due to the increase in subscription revenues of $22.2 million. Of the total increase in subscription revenues 57% represented revenues from new customers acquired after June 30, 2009, and 43% represented revenues from existing customers at or prior to June 30, 2009. Our total customers increased by 64% from June 30, 2009 to June 30, 2010. The average subscription revenues per customer increased 41% over this period primarily due to an increase in the average number of subscriptions sold to new customers.

Of the $22.2 million total increase in subscription revenues for fiscal 2010, 92% represented sales to customers by our direct sales organization and 8% represented revenues from channel. Subscription revenues in North America represented 72% of the $22.2 million total increase in subscription revenues and 28% represented subscription revenues outside North America. The increase in subscription revenues outside North America was due primarily to increased adoption of our subscription service through sales by our existing channel partners and to a lesser extent the addition of new channel partners and the expansion of our direct sales organization. During fiscal 2010, we opened an additional sales and marketing office in Germany, which did not account for a significant portion of increased revenues during the period.

The increase in professional services and other revenues of $1.8 million was primarily attributable to the growth in our customer base. Revenues in North America represented 79% of the $1.8 million total increase in professional services and other revenues. Revenues outside North America represented the remaining 21%.

Cost of Revenues and Gross Profit Percentage

	Fiscal Year Ended June 30,			2009 to 2010 % Change	2010 to 2011 % Change
	2009	2010	2011
	(dollars in thousands)
Cost of revenues:
Subscription	$3,140	$6,378	$15,311	103%	140%
Professional services and other	4,711	9,812	16,264	108%	66%

Total cost of revenues	$7,851	$16,190	$31,575	106%	95%

Gross profit percentage:
Subscription	82%	84%	81%
Professional services and other	(220)	(202)	(21)
Total gross profit percentage	59%	63%	66%
Gross profit	$11,464	$27,139	$61,066	137%	125%
Headcount (at period end):
Subscription	18	30	83	67%	177%
Professional services and other	20	36	67	80%	86%

Total headcount	38	66	150	74%	127%

Fiscal 2010 compared to fiscal 2011. Cost of subscription revenues increased $8.9 million during fiscal 2011 as compared to the same period in the prior year. The overall increase in cost of subscription revenues was primarily attributed to increased personnel-related costs of $5.0 million, consisting of increased employee compensation, benefits and travel costs of $4.5 million and additional stock-based compensation of $0.5 million. These personnel-related cost increases were driven by headcount. In addition, hosting fees for our network infrastructure increased $2.1 million as we increased data center capacity to support our growth. At June 30, 2011, we delivered our service from six data centers in North America and five data centers internationally compared to three data centers in the United States and five data centers internationally at June 30, 2010. Depreciation expense also increased $0.8 million as we started the transition of our network infrastructure from a managed service hosting model to a co-location model.

Our subscription gross profit percentage decreased from 84% to 81% from June 30, 2010 to June 30, 2011 primarily due to these increased costs.

Cost of professional services and other revenues increased $6.5 million during fiscal 2011 as compared to the same period in the prior year. The overall increase in cost of professional services and other revenues was primarily attributed to increased employee compensation, benefits and travel costs of $3.1 million driven by headcount growth. In addition, outside services costs increased $3.1 million primarily due to additional fees paid to third parties to provide implementation services.

Our professional services and other gross profit percentage improved from (202)% to (21)% from June 30, 2010 to June 30, 2011, primarily due to increased revenues as a result of the prospective adoption of new revenue recognition accounting guidance. This guidance enabled us to recognize professional services revenues as the services are delivered.

Fiscal 2009 compared to fiscal 2010. Cost of subscription revenues increased $3.2 million during fiscal 2010 as compared to the same period in the prior year. The overall increase in cost of subscription revenues was primarily attributed to an increase in our hosting fees for our network infrastructure of $1.5 million as we increased data center capacity to support our growth. At June 30, 2010, we delivered our service from three data centers in North America and five data centers internationally, compared to three data centers in North America and two data centers internationally at June 30, 2009. Personnel-related costs increased $1.1 million, consisting of increased employee compensation, benefits and travel costs. These personnel-related cost increases were driven by headcount.

Our subscription gross profit percentage increased from 82% to 84% from June 30, 2009 to June 30, 2010.

Cost of professional services and other revenues increased $5.1 million during fiscal 2010 as compared to the same period in the prior year. The overall increase in cost of professional services and other revenues was primarily attributable to increased outside services costs of $3.2 million primarily related to additional fees paid to third parties to provide implementation services. In addition, personnel-related costs increased $1.5 million, consisting primarily of increased employee compensation, benefits and travel costs of $1.4 million.

Our professional services and other gross profit percentage improved from (220)% to (202)% from June 30, 2009 to June 30, 2010.

Sales and Marketing

	Fiscal Year Ended June 30,			2009 to 2010 % Change	2010 to 2011 % Change
	2009	2010	2011
	(dollars in thousands)
Sales and marketing	$8,499	$19,334	$34,123	127%	76%
Percentage of revenues	44%	45%	37%
Headcount (at period end)	40	72	140	80%	94%

Fiscal 2010 compared to fiscal 2011. Sales and marketing expenses increased $14.8 million. Employee-related costs increased $13.3 million, consisting of increased employee compensation, benefits and travel costs in connection with our direct sales force of $11.5 million, increased commissions of $1.1 million, and an increase in stock-based compensation of $0.7 million, which was primarily driven by an increase in sales and marketing headcount. In addition, we incurred an increase of $2.7 million in marketing and event costs primarily attributable to our annual Knowledge conference, which experienced a 107% increase in attendance year-over-year. Offsetting these increases was a decrease of $2.0 million in compensation expense related to the fiscal 2010 repurchase of shares from eligible stockholders in connection with our sale and issuance of Series D preferred stock. Please see Note 9 to our consolidated financial statements for further explanation of this transaction.

Fiscal 2009 compared to fiscal 2010. Sales and marketing expenses increased $10.8 million. Employee-related costs increased $7.6 million, consisting of increased employee compensation, benefits and travel costs in connection with our direct sales force of $4.7 million, increased commissions of $2.7 million, and an increase in stock-based compensation of $0.2 million, which was primarily driven by an increase in sales and marketing headcount. In addition, fiscal 2010 included $2.0 million in compensation expense related to the repurchase of shares from eligible stockholders in connection with our sale and issuance of Series D preferred stock. Marketing and event costs, primarily related to our Knowledge conference, increased $0.8 million.

Research and Development

	Fiscal Year Ended June 30,			2009 to 2010 % Change	2010 to 2011 % Change
	2009	2010	2011
	(dollars in thousands)
Research and development	$2,433	$7,194	$7,004	196%	(3)%
Percentage of revenues	13%	17%	8%
Headcount (at period end)	15	28	44	87%	57%

Fiscal 2010 compared to fiscal 2011. Research and development expenses decreased $0.2 million. Personnel-related costs increased $2.8 million, consisting of increased employee compensation, benefits and travel costs of $2.4 million and increased stock-based compensation of $0.4 million, which was primarily driven by an increase in research and development headcount. In addition, outside services costs increased $0.4 million. Offsetting these increases was a decrease of $3.6 million in compensation expense related to the fiscal 2010 repurchase of shares from eligible stockholders in connection with our sale and issuance of Series D preferred stock.

Fiscal 2009 compared to fiscal 2010. Research and development expenses increased $4.8 million primarily due to $3.6 million in compensation expense related to the repurchase of shares from eligible stockholders in connection with our sale and issuance of Series D preferred stock in fiscal 2010. In addition, personnel-related costs increased $1.1 million, primarily consisting of increased employee compensation, benefits and travel costs of $1.0 million, which was driven by an increase in research and development headcount.

General and Administrative

	Fiscal Year Ended June 30,			2009 to 2010 % Change	2010 to 2011 % Change
	2009	2010	2011
	(dollars in thousands)
General and administrative	$6,363	$28,810	$9,379	353%	(67)%
Percentage of revenues	33%	66%	10%
Headcount (at period end)	8	12	41	50%	242%

Fiscal 2010 compared to fiscal 2011. General and administrative expenses decreased $19.4 million. Personnel-related expenses increased $3.3 million, consisting of increased employee compensation, benefits and travel costs of $2.6 million and increased stock-based compensation of $0.7 million primarily driven by an increase in general and administrative headcount. Professional and outside service costs, comprised primarily of legal and accounting and auditing fees, increased $1.1 million. Offsetting these increases was a decrease of $24.5 million in compensation expense related to the fiscal 2010 repurchase of shares from eligible stockholders in connection with our sale and issuance of Series D preferred stock.

Fiscal 2009 compared to fiscal 2010. General and administrative expenses increased $22.4 million primarily due to $24.5 million in compensation expense related to the repurchase of shares from eligible stockholders in connection with our sale and issuance of Series D preferred stock in fiscal 2010. The effects of the sale and issuance of Series D preferred stock were partially offset by a decrease of $3.8 million in compensation expense related to the fiscal 2009 stock settlement of an outstanding promissory note in connection with the sale and issuance of Series C preferred stock. Please see Note 9 to our consolidated financial statements for further discussion of these transactions. In addition, general and administrative expenses increased $1.7 million primarily due to an increase in general and administrative headcount. Personnel-related expenses increased by $0.8 million, consisting of increased employee compensation, benefits and travel costs of $0.7 million and increased stock-based compensation of $0.1 million. Professional and outside service costs, comprised mostly of legal and accounting and auditing fees, accounted for $0.6 million of the increase.

Interest and Other Income (Expense), net

	Fiscal Year Ended June 30,			2009 to 2010 % Change	2010 to 2011 % Change
	2009	2010	2011
	(dollars in thousands)
Interest and other income (expense), net	$(27)	$(1,226)	$606	NM	NM
Percentage of revenues	—%	(3)%	1%

Fiscal 2010 compared to fiscal 2011. The increase in interest and other income (expense), net of $1.8 million is due to losses on foreign currency transactions of $0.6 million during fiscal 2011 as compared to realized and unrealized gains of $0.5 million during fiscal 2010. Additionally, during fiscal 2010, we marked to market our preferred stock warrants and revalued them upon settlement as part of the sale and issuance of Series D preferred stock, resulting in additional expense of $0.7 million.

Fiscal 2009 compared to fiscal 2010. The decrease in interest and other income (expense), net of $1.2 million is due to additional realized and unrealized losses on foreign currency transactions of $0.5 million coupled with the revaluation of our preferred stock warrants upon settlement resulting in a decrease of $0.7 million.

Provision for Income Taxes

	Fiscal Year Ended June 30,			2009 to 2010 % Change	2010 to 2011 % Change
	2009	2010	2011
	(dollars in thousands)
Income before income taxes	$(5,858)	$(29,425)	$11,166	NM	NM
Provision for income taxes	48	280	1,336	483%	377%
Effective tax rate	(1)%	(1)%	12%

Fiscal 2010 compared to fiscal 2011. The provision for income taxes increased $1.1 million primarily as a result of the increase in pre-tax income related to international operations and California taxes.

Fiscal 2009 compared to fiscal 2010. The provision for income taxes increased $0.2 million primarily as a result of international operations.

We maintain a full valuation allowance on our U.S. federal and state deferred tax assets, and the significant components of the tax expense recorded are current cash taxes in various jurisdictions. The cash tax expenses are impacted by each jurisdiction’s individual tax rates, laws on timing of recognition of income and deductions and availability of net operating losses and tax credits. Given the full valuation allowance and sensitivity of current cash taxes to local rules, our effective tax rate fluctuates significantly on an annual basis and could be adversely affected to the extent earnings are lower than anticipated in countries that have lower statutory rates and higher than anticipated in countries that have higher statutory rates.

Quarterly Results of Operations

The following tables set forth our unaudited quarterly consolidated statements of operations data and our unaudited consolidated statements of operations data as a percentage of total revenues for each of the nine quarters in the period ended September 30, 2012. We have prepared the quarterly data on a consistent basis with the audited consolidated financial statements included in this prospectus. In the opinion of management, the financial information reflects all necessary adjustments, consisting of normal recurring adjustments, necessary for a fair statement of this data. This information should be read in conjunction with the audited consolidated financial statements and related notes included elsewhere in this prospectus. The results of historical periods are not necessarily indicative of the results of operations for a full year or any future periods.

	For the Three Months Ended
	Sep 30, 2010	Dec 31, 2010	March 31, 2011	June 30, 2011	Sep 30, 2011	Dec 31, 2011	March 31, 2012	June 30, 2012	Sep 30, 2012
	(in thousands)
Revenues:
Subscription	$14,816	$18,375	$21,224	$24,776	$30,331	$34,555	$39,541	$46,820	$55,279
Professional services and other	1,773	2,980	3,988	4,709	3,866	4,623	7,890	9,954	9,066

Total revenues	16,589	21,355	25,212	29,485	34,197	39,178	47,431	56,774	64,345
Cost of revenues(1):
Subscription	2,711	3,385	4,451	4,764	6,323	8,750	11,012	14,239	17,931
Professional services and other	2,653	4,125	4,763	4,723	5,609	7,241	10,224	8,652	9,643

Total cost of revenues	5,364	7,510	9,214	9,487	11,932	15,991	21,236	22,891	27,574

Gross profit	11,225	13,845	15,998	19,998	22,265	23,187	26,195	33,883	36,771
Operating expenses(1):
Sales and marketing	6,433	7,295	8,309	12,086	13,980	18,521	19,307	26,909	28,140
Research and development	1,237	1,521	1,885	2,361	2,757	4,273	6,043	9,272	10,783
General and administrative	1,453	1,964	2,680	3,282	4,509	5,575	6,427	6,819	11,195

Total operating expenses	9,123	10,780	12,874	17,729	21,246	28,369	31,777	43,000	50,118

Income (loss) from operations	2,102	3,065	3,124	2,269	1,019	(5,182)	(5,582)	(9,117)	(13,347)
Interest and other income (expense), net	320	(31)	252	65	(729)	(717)	492	41	615

Income (loss) before provision for income taxes	2,422	3,034	3,376	2,334	290	(5,899)	(5,090)	(9,076)	(12,732)
Provision for income taxes	290	363	385	298	169	906	550	(352)	321

Net income (loss)	$2,132	$2,671	$2,991	$2,036	$121	$(6,805)	$(5,640)	$(8,724)	$(13,053)

(footnotes on next page)

(1)	Stock-based compensation included in the statements of operations data above was as follows:

	For the Three Months Ended
	Sep 30, 2010	Dec 31, 2010	March 31, 2011	June 30, 2011	Sep 30, 2011	Dec 31, 2011	March 31, 2012	June 30, 2012	Sep 30, 2012
		(in thousands)
Cost of revenues:
Subscription	$97	$128	$156	$167	$201	$473	$532	$706	$1,276
Professional services and other	15	22	38	42	71	122	192	277	495
Sales and marketing	192	239	288	285	800	1,210	1,471	2,482	2,899
Research and development	95	112	143	118	263	441	661	1,541	1,919
General and administrative	134	87	130	466	1,056	1,000	1,062	1,451	1,624

	For the Three Months Ended
	Sep 30, 2010	Dec 31, 2010	March 31, 2011	June 30, 2011	Sep 30, 2011	Dec 31, 2011	March 31, 2012	June 30, 2012	Sep 30, 2012
		(as a percentage of revenues)
Revenues:
Subscription	89%	86%	84%	84%	89%	88%	83%	82%	86%
Professional services and other	11	14	16	16	11	12	17	18	14

Total revenues	100	100	100	100	100	100	100	100	100

Cost of revenues:
Subscription	16	16	18	16	18	22	23	25	28
Professional services and other	16	19	19	16	17	19	22	15	15

Total cost of revenues	32	35	37	32	35	41	45	40	43

Gross profit	68	65	63	68	65	59	55	60	57

Operating expenses:
Sales and marketing	39	34	33	41	41	47	41	47	44
Research and development	7	7	7	8	8	11	13	16	17
General and administrative	9	9	11	11	13	14	13	12	17

Total operating expenses	55	50	51	60	62	72	67	75	78

Income (loss) from operations	13	15	12	8	3	(13)	(12)	(15)	(21)
Interest and other income (expense), net	2	—	1	—	(2)	(2)	1	—	1

Income (loss) before provision for income taxes	15	15	13	8	1	(15)	(11)	(15)	(20)
Provision for income taxes	2	2	1	1	—	(2)	1	(1)	—

Net income (loss)	13%	13%	12%	7%	1%	(17)%	(12)%	(14)%	(20)%

Seasonality, Cyclicality and Quarterly Trends

We have historically experienced seasonality in terms of when we enter into customer agreements for our service. We sign a significantly higher percentage of agreements with new customers, as well as renewal agreements with existing customers, in the quarters ended June 30 and December 31. The increase in customer agreements for the quarters ended June 30 is primarily as a result of the historical terms of our commission plans to incentivize our direct sales force to meet their quotas by the end of the fiscal year. The increase in customer agreements for the quarter ended December 31 can be attributed to large enterprise account buying patterns typical in the software industry. Furthermore, we usually sign a significant portion of these agreements during the last month, and often the last two weeks, of each quarter. This seasonality is reflected to a much lesser extent, and sometimes is not immediately apparent, in our revenues, due to the fact that we recognize subscription revenues over the term of the license agreement, which is generally 12 to 36 months. As a result of the change in our fiscal year end from June 30 to December 31 and changes to our commission plans to provide for earlier incentives, we may not see the same increase in new customer agreements for future quarters ended June 30. Although these seasonal factors are common in the technology industry, historical patterns should not be considered a reliable indicator of our future sales activity or performance.

Our revenues have increased over the periods presented due to increased sales to new customers, as well as upsells to existing customers. Our operating expenses have increased sequentially in every quarter primarily due to increases in headcount and other related expenses to support our growth. We anticipate these expenses will continue to increase in future periods as we continue to focus on investing in the long-term growth of our business.

Beginning in the quarter ended September 30, 2011, we accelerated investments in our headcount and infrastructure to drive our future growth. As a result, we generated net losses for each of the quarters in the period from the three months ended December 31, 2011 through the three months ended September 30, 2012 despite significant revenue growth in the period.

Liquidity and Capital Resources

	Fiscal Year Ended June 30,			Six Months Ended December 31,		Nine Months Ended September 30,
	2009	2010	2011	2010	2011	2011	2012
	(in thousands)
Net cash provided by (used in) operating activities	$160	$(7,532)	$37,468	$10,711	$13,220	$36,441	$32,095
Net cash used in investing activities	(851)	(1,455)	(8,383)	(1,857)	(7,959)	(9,043)	(172,245)
Net cash provided by financing activities	3,701	30,672	1,227	222	2,154	2,787	189,593
Net increase in cash and cash equivalents, net of impact of exchange rates on cash	3,016	21,614	30,451	9,055	8,235	30,579	48,888

To date, we have funded our business primarily with cash flows from operating activities and the net proceeds from our initial public offering. At September 30, 2012, we had $117.0 million in cash and cash equivalents, of which $6.7 million represented cash located overseas. We also had $139.5 million in short-term investments consisting of commercial paper, corporate debt securities and U.S. government agency securities.

Our historical cash flows from operating activities have been significantly impacted by customer billings and payment terms, as well as operating expenses related to sales and marketing, research and development, and costs related to our cloud infrastructure and professional services.

Based on our current level of operations and anticipated growth, we believe our current cash, cash equivalents and short term investments, and cash flows from operating activities will be sufficient to fund our operating needs for at least the next 12 months, barring unforeseen circumstances.

Our primary short-term needs for cash, which are subject to change, include expenditures related to the growth of our cloud infrastructure, including the addition and expansion of data centers, and the acquisition of fixed assets and investments in office facilities to accommodate our growth. We made capital expenditures of $29.8 million in the nine months ended September 30, 2012 and anticipate making capital expenditures of approximately $10.2 million during the remainder of fiscal 2012, primarily related to investments in leasehold improvements and furniture related to the expansion of our office facilities, the expansion of our IT infrastructure and equipment for use in our data centers.

Our short-term needs for cash also include expenditures related to:

•	the growth of our sales and marketing and professional services efforts;

•

support of our sales and marketing efforts related to our current and future services and applications, including expansion of our direct sales force and support resources both in the United States and abroad;

•	the continued advancement of research and development; and

•	the expansion needs of our facilities, including costs of leasing additional facilities.

To the extent existing cash and cash equivalents and cash from operations are not sufficient to fund our future activities, we may need to raise additional funds. Although we are not currently a party to any agreement or letter of intent with respect to potential investments in, or acquisitions of, complementary businesses, services or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity financing or use our cash resources. We have no present understandings, commitments or agreements to enter into any such acquisitions.

Depending on certain growth opportunities, we may choose to accelerate investments in sales and marketing, cloud infrastructure, professional services, and research and development, which may require the use of proceeds from our initial public offering.

Operating Activities

Net cash provided by operating activities in the nine months ended September 30, 2012 was $32.1 million, reflecting our net loss of $27.4 million, adjusted by non-cash charges including $18.6 million for stock-based compensation, $9.3 million for the amortization of deferred commissions, $8.8 million for depreciation and amortization and $2.9 million for lease abandonment costs, and changes in our working capital. The fluctuations in our working capital were primarily attributed to an increase of $43.1 million in deferred revenue, $4.6 million increase in accrued liabilities, $2.4 million in other long-term liabilities and a decrease of $4.2 million in prepaid expenses and other current assets, partially offset by an $11.1 million increase in accounts receivable, $20.5 million increase in deferred commissions and $3.0 million decrease in deferred rent. The increases in deferred revenue, deferred commissions and accounts receivable were primarily due to increased sales in the nine months ended September 30, 2012. The increase in accrued liabilities is due to the growth of our business and increased headcount of 60% during the nine months ended September 30, 2012. The decrease in prepaid expenses and other current assets was primarily due to the settlement of the founder’s outstanding receivable for withholding taxes associated with the sale of Series C and Series D preferred stock. The decrease in deferred rent is offset by the increase in other long-term liabilities related to the relocation of our San Diego office to another facility in San Diego in August 2012.

Net cash provided by operating activities in the nine months ended September 30, 2011 was $36.4 million, reflecting our net income of $5.1 million, adjusted by non-cash charges including $4.2 million for stock-based compensation, $3.9 million for the amortization of deferred commissions, and $1.8 million for depreciation, and changes in our working capital. The fluctuations in our working capital were primarily attributed to an increase of $28.6 million in deferred revenue, $4.2 million increase in accrued liabilities, $3.2 million increase in deferred rent and $1.9 million increase in accounts payable partially offset by an increase of $7.8 million in accounts receivable, $6.4 million increase in deferred commissions and $2.1 million increase in prepaid expenses and other current assets. The increase in deferred revenue, accounts receivable and deferred commissions was primarily due to increased sales. The increase in deferred rent, accrued liabilities, accounts payable and prepaid expenses was primarily due to the growth of our business, increased headcount and the resulting move of our San Diego office to a new building during the period. Our total headcount increased 96% during the nine months ended September 30, 2011.

Net cash provided by operating activities in the six months ended December 31, 2011 reflected our net loss of $6.7 million, adjusted by non-cash charges including $5.6 million for stock-based compensation, $3.5 million for amortization of deferred commissions and $2.0 million for depreciation, and changes in our working capital. The fluctuations in our working capital were primarily attributed to a $30.0 million increase in deferred revenue and a $6.9 million increase in accrued liabilities, partially offset by a $20.4 million increase in accounts receivable and an $8.3 million increase in deferred commissions. The increase in deferred revenue, accounts receivable and deferred commissions was primarily due to increased sales. Our sales and marketing headcount increased 73% during the six months ended December 31, 2011. The increase in accrued liabilities was due to the growth in our business and increased headcount.

Net cash provided by operating activities in the six months ended December 31, 2010 reflected our net income of $4.8 million and changes in our working capital. The fluctuations in our working capital were primarily attributed to a $12.6 million increase in deferred revenue, partially offset by a $7.6 million increase in accounts receivable. The increase in deferred revenue and accounts receivable was primarily due to increased sales.

Net cash provided by operating activities in fiscal 2011 reflected our net income of $9.8 million, adjusted by non-cash charges including $4.0 million for the amortization of deferred commissions and $3.0 million for stock-based compensation, and changes in our working capital. The fluctuations in our working capital were primarily attributed to a $33.9 million increase in deferred revenue, a $5.4 million increase in accrued liabilities and a $3.2 million increase in deferred rent, partially offset by a $14.8 million increase in accounts receivable and a $5.6 million increase in deferred commissions. The increase in deferred revenue, accounts receivable and deferred commissions was primarily due to increased sales in fiscal 2011. The increase in accrued liabilities and deferred rent was primarily due to the growth of our business and the resulting move of our San Diego office to a new building during the period.

Net cash used in operating activities in fiscal 2010 reflected our net loss of $29.7 million, which included non-cash compensation expense of $30.8 million related to the premium paid to eligible stockholders for the repurchase of common stock in connection with the sale of Series D preferred stock, and the changes in our working capital. The fluctuations in our working capital were primarily attributed to a $24.0 million increase in deferred revenue and an $8.9 million increase in accrued liabilities, partially offset by a $5.3 million increase in deferred commissions, a $5.2 million increase in accounts receivable and a $4.9 million increase in prepaid expenses and other current assets. The increase in accrued liabilities included $4.5 million in withholding taxes associated with the repurchase of our founder’s shares as part of the sale and issuance Series D preferred stock, with a corresponding offset of $4.5 million for a receivable in prepaid expenses and other current assets owed to us by our founder. The remaining increase to accrued liabilities was due to the increase in headcount.

Net cash provided by operating activities in fiscal 2009 reflected our net loss of $5.9 million, which included non-cash compensation expense of $3.8 million related to the premium paid to our founder for the repurchase of common stock in connection with the sale of Series C preferred stock, and the changes in our working capital. The fluctuations in our working capital were primarily attributed to a $7.0 million increase in deferred revenue and a $2.4 million increase in accrued liabilities, partially offset by a $2.0 million increase in accounts receivable and a $1.7 million increase in deferred commissions. The increase in accrued liabilities included $0.7 million in withholding taxes associated with the repurchase of our founder’s shares as part of the sale and issuance Series C preferred stock, with a corresponding offset of $0.7 million for a receivable in prepaid expenses and other current assets owed to us by our founder.

Investing Activities

In the nine months ended September 30, 2012, cash used in investing activities was primarily attributed to the purchase of $146.9 million in short-term investments. In addition, we paid cash for capital expenditures of $32.2 million primarily related to the purchase of servers, networking equipment and storage infrastructure to support the expansion of our data centers as well as investments in leasehold improvements and furniture and equipment to support our headcount growth. We expect these investments to continue to increase in 2013.

In the nine months ended September 30, 2011, the six months ended December 31, 2011 and 2010, and fiscal 2011, 2010 and 2009, our investing activities primarily consisted of capital expenditures related to the purchase of servers, networking equipment and storage infrastructure to support the expansion of our data centers and tenant improvements associated with the growth of our office facilities.

Financing Activities

Our financing activities have primarily consisted of equity issuances, including excess tax benefits from stock award activities.

In the nine months ended September 30, 2012, cash provided by financing activities primarily consisted of initial public offering proceeds of $169.8 million, net of paid underwriter discounts and commissions and issuance costs, $17.9 million in gross proceeds from the issuance of 1,750,980 shares of common stock at a price of $10.20 per share through a private placement with a new stockholder and $3.4 million in proceeds from the issuance of common stock through the exercise of employee stock options. These increases in cash were slightly offset by purchases of common stock and restricted stock from stockholders of $2.0 million.

In the nine months ended September 30, 2011, cash provided by financing activities primarily consisted of $2.8 million in proceeds from the issuance of common stock through the exercise of employee stock options.

In the six months ended December 31, 2011, cash provided by financing activities primarily consisted of $2.1 million in proceeds from the issuance of common stock through the exercise of employee stock options.

In the six months ended December 31, 2010, we had no significant financing activities.

In fiscal 2011, cash provided by financing activities primarily consisted of $1.1 million in proceeds from the issuance of common stock through the exercise of employee stock options.

In fiscal 2010, we received net proceeds of $51.2 million from the sale and issuance of Series D preferred stock, which was used to repurchase and subsequently cancel shares of common stock from eligible stockholders and warrants to purchase Series B preferred stock from a warrant holder.

In fiscal 2009, we received net proceeds of $5.9 million from the issuance of Series C preferred stock, which was used to repurchase and subsequently cancel shares of common stock from our founder.

Contractual Obligations and Commitments

Contractual obligations represent future cash commitments and liabilities under agreements with third parties, and exclude orders for goods and services entered into in the normal course of business that are not enforceable or legally binding. The following table represents our contractual obligations as of December 31, 2011, aggregated by type:

	Payments Due by Period
Contractual Obligations	Total	Less Than 1 Year	1 – 3 Years	3 – 5 Years	More Than 5 Years
	(in thousands)
Operating leases:
Data centers(1)	$20,338	$8,284	$11,857	$197	$—
Facilities space(2)	14,439	2,795	4,656	3,385	3,603

Total operating leases	$34,777	$11,079	$16,513	$3,582	$3,603

(1)	Operating leases for data centers represent our principal commitment for co-location facilities for data center capacity.
(2)	Operating leases for facilities space represents our principal commitments, which consists of obligations under leases for office space.

The following table represents our known contractual obligations as of September 30, 2012, aggregated by type:

	Payments Due by Period
Contractual Obligations	Total	Less Than 1 Year	1 – 3 Years	3 – 5 Years	More Than 5 Years
	(in thousands)
Operating leases:
Data centers(1)	$17,016	$2,982	$13,488	$546	$—
Facilities space(2)	39,746	916	10,557	9,881	18,392

Total operating leases	$56,762	$3,898	$24,045	$10,427	$18,392

(1)	Operating leases for data centers represent our principal commitment for co-location facilities for data center capacity.
(2)

Operating leases for facilities space represents our principal commitments, which consists of obligations under leases for office space. Lease commitments of $10.2 million related to the lease for our former San Diego office are also included in the table above. Upon vacating the building during the third quarter of 2012, we recorded a cease-use loss of $0.2 million.

Off-Balance Sheet Arrangements

During fiscal 2009, 2010, 2011, the six months ended December 31, 2011 and the nine months ended September 30, 2012, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As such, we are not exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in those types of relationships.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported revenues and expenses during the reporting periods. These items are monitored and analyzed by us for changes in facts and circumstances, and material changes in these estimates could occur in the future. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Changes in estimates are reflected in reported results for the period in which they become known. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in Note 2 to our consolidated financial statements, we believe that the following accounting policies are critical to the process of making significant judgments and estimates in the preparation of our audited consolidated financial statements.

Revenue Recognition

We commence revenue recognition when all of the following conditions are met:

•	There is persuasive evidence of an arrangement;

•	The service has been provided to the customer;

•	The collection of related fees is reasonably assured; and

•	The amount of fees to be paid by the customer is fixed or determinable.

Signed agreements are used as evidence of an arrangement. If a signed contract by the customer does not exist, we have historically used either a purchase order or a signed order form as evidence of an arrangement. In cases where both a signed contract and either a purchase order or signed order form exist, we consider the signed contract to be the final persuasive evidence of an arrangement.

Subscription revenues are recognized ratably over the contract term beginning on the commencement date of each contract, which is the date we make our service available to our customers. Once our service is available to customers, amounts that have been invoiced are recorded in accounts receivable and in deferred revenue. Our professional services are priced either on a fixed-fee basis or on a time-and-materials basis. Professional services and other revenues are recognized as the services are delivered using a proportional performance model. Such services are delivered over a short period of time. In instances where final acceptance of the services are required before revenues are recognized, revenues and the associated costs are deferred until all acceptance criteria have been met.

We assess collectibility based on a number of factors such as past collection history and creditworthiness of the customer. If we determine collectibility is not reasonably assured, we defer revenue recognition until collectibility becomes reasonably assured. We assess whether the fee is fixed or determinable based on the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment. Our arrangements do not include general rights of return.

We have multiple element arrangements comprised of subscription fees and professional services. In October 2009, the Financial Accounting Standards Board, or FASB, ratified authoritative accounting guidance regarding revenue recognition for arrangements with multiple deliverables effective for fiscal periods beginning on or after June 15, 2010. The guidance affects the determination of separate units of accounting in arrangements with multiple deliverables and the allocation of transaction consideration to each of the identified units of accounting. Previously, a delivered item was considered a separate unit of accounting when (i) it had value to the customer on a stand-alone basis, (ii) there was objective and reliable evidence of the fair value of the undelivered items, and (iii) there was no general right of return relative to the delivered services or the performance of the undelivered services was probable and substantially controlled by the vendor. The new guidance eliminates the requirement for objective and reliable evidence of fair value to exist for the undelivered items in order for a delivered item to be treated as a separate unit of accounting. The guidance also requires arrangement consideration to be allocated at the inception of the arrangement to all deliverables using the relative-selling-price method and eliminates the use of the residual method of allocation. Under the relative-selling-price method, the selling price for each deliverable is determined using vendor-specific objective evidence, or VSOE, of selling price or third-party evidence, or TPE, of selling price if VSOE does not exist. If neither VSOE nor TPE of selling price exists for a deliverable, the guidance requires an entity to determine the best estimate of selling price, or BESP.

Prior to the adoption of this authoritative accounting guidance, we did not have objective and reliable evidence of fair value for the items in our multiple element arrangements. As a result, we accounted for subscription and professional services revenues as one unit of account and recognized total contracted revenues ratably over the contracted term of the subscription agreement.

We adopted the new guidance on a prospective basis for fiscal 2011. As a result, this guidance was applied to all revenue arrangements entered into or materially modified since July 1, 2010. Upon adoption of this authoritative accounting guidance, we have accounted for subscription and professional services revenues as separate units of accounting. To qualify as a separate unit of accounting, the delivered item must have value to the customer on a standalone basis. Our subscription service has standalone value as it is routinely sold separately by us. In determining whether professional services have standalone value, we consider the following factors for each professional services agreement: availability of the services from other vendors, the nature of the professional services, the timing of when the professional services contract was signed in comparison to the subscription service start date and the contractual dependence of the subscription service on the customer’s satisfaction with the professional services work. Our professional services, including implementation and configuration services, are not so unique and complex that other vendors cannot provide them. In some instances, our customers independently contract with third-party vendors to do the implementation and we regularly outsource implementation services to contracted third-party vendors. As a result, we concluded professional services, including implementation and configuration services, have standalone value. Our on-demand application is fully functional without any additional development, modification or customization. We provide customers access to our subscription service at the beginning of the contract term.

We determine the selling price of each deliverable in the arrangement using the relative-selling price method based on the selling price hierarchy. The selling price for each unit of account is based on the BESP since VSOE and TPE are not available for our subscription service or professional services and other. The BESP for each deliverable is determined primarily by considering the historical selling price of these deliverables in similar transactions as well as other factors, including, but not limited to, market competition, review of stand-alone sales and pricing practices. The total arrangement fee for these multiple element arrangements is then allocated to the separate units of account based on the relative selling price. The method used to determine the BESP for our subscription service is consistent with the method used to determine prices for our services that are sold regularly on a standalone basis. In determining the appropriate pricing structure, we consider the extent of competitive pricing of similar products, marketing analyses and other feedback from analysts. We price our subscription service based on the number of users with a defined process role, according to a tiered structure. The BESP for our subscription service is based upon the historical selling price of these deliverables. Prior to December 2011, our professional services were priced on a fixed-fee basis as a percentage of the subscription fee. We also prepared a standard build-up cost analysis to estimate the fixed fee for our professional services based on the estimated level of effort to complete the professional services. If professional services were priced below the expected range due to discounting, fees allocated to professional services were limited to the amount not contingent upon the delivery of our subscription service. In December 2011, we began shifting our pricing model for professional services to a time-and-materials basis.

In limited circumstances, we grant certain customers the right to deploy our subscription service on the customers’ own servers without significantly penalty. We have analyzed all of the elements in these particular multiple element arrangements and determined we do not have sufficient VSOE of fair value to allocate revenue to our subscription service and professional services. We defer all revenue under the arrangement until the commencement of the subscription service and any associated professional services. Once the subscription service and the associated professional services have commenced, the entire fee from the arrangement is recognized ratably over the remaining period of the arrangement.

Deferred Commissions

We defer expenses associated with commission payments to our direct sales force and referral fees paid to independent third-parties. The commissions are deferred and amortized to sales expense over the non-cancelable terms of the related contracts with our customers. The commission payments are a direct and incremental cost of the revenue arrangements. The deferred commission amounts are recoverable through the future revenue streams under the non-cancelable customer contracts. We believe this is preferable to expensing sales commissions as incurred because the commission charges are so closely related to revenues they should be recorded as an asset and charged to expense over the same period the revenues are recognized. Additionally, we believe this policy election enhances the comparability of our consolidated financial statements to those of other companies in our industry.

Stock-Based Compensation

We measure compensation expense for all stock-based payments made to employees and directors based on the fair value of the award as of the date of grant. The expense is recognized, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. We estimate forfeitures based upon our historical experience. At each period end, we review the estimated forfeiture rate and make changes as factors affecting the forfeiture rate calculations and assumptions change.

We use the Black-Scholes option-pricing model to determine the fair value of our stock-based awards. The following assumptions were used for each respective period to calculate our stock-based compensation for each stock option grant:

	Fiscal Year Ended June 30,			Six Months Ended December 31,		Nine Months Ended September 30,
	2009	2010	2011	2010	2011	2011	2012
Stock Options:
Expected volatility	69% - 75%	65%	50% - 69%	57% - 67%	56% - 69%	50% - 69%	54% - 57%
Expected term (in years)	5.62	6.02	6.05	6.04	5.75	5.83	6.05
Risk-free interest rate	1.48% - 3.77%	2.57% - 3.04%	1.43% - 2.96%	1.43% - 2.96%	0% - 1.92%	0% - 3.03%	0.87% - 1.18%
Dividend yield	—%	—%	—%	—%	—%	—%	—%

The following assumptions were used to calculate our stock-based compensation for each stock purchase right granted under the Employee Stock Purchase Plan (ESPP), which became effective on June 28, 2012:

Nine Months Ended, September 30, 2012
ESPP:
Expected volatility	42%
Expected term (in years)	.58
Risk-free interest rate	0.16%
Dividend yield	—%

Determining the fair value under this model requires the use of inputs that are subjective and generally require significant analysis and judgment to develop. These inputs include the fair value of our common stock, expected volatility, expected term, risk-free interest rate, and expected dividend yield, which are estimated as follows:

•

Fair value of our common stock: Because our stock was not publicly traded prior to our initial public offering, we estimated the fair value of our common stock, as discussed in “Common Stock Valuations” below. Following our initial public offering in June 2012, our common stock was valued by reference to its publicly traded price.

•

Expected volatility: We use the historic volatility of publicly traded peer companies as an estimate for our expected volatility. In considering peer companies, we assess characteristics such as industry, stage of development, size, and financial leverage. For each period, the peer group of publicly traded companies used to determine expected volatility was the same as the peer group used to determine the fair value of our common stock. We intend to continue to consistently apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of our own common stock share price becomes available.

•

Expected term: We estimate the expected term using the simplified method due to the lack of historical exercise activity for our company. The simplified method calculates the expected term as the mid-point between the vesting date and the contractual expiration date of the award.

•	Risk-free interest rate: The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for the expected term of the stock-based award.

•	Dividend yield: Our expected dividend yield is zero, as we have not and do not currently intend to declare dividends in the foreseeable future.

If any assumptions used in the Black-Scholes model change significantly, stock-based compensation for future awards may differ materially compared with the awards granted previously.

Common Stock Valuations

Prior to our initial public offering, the fair value of the common stock underlying our stock options was determined by our board of directors, which intended all options granted to be exercisable at a price per share not less than the per share fair value of our common stock underlying those options on the date of grant. The valuations of our common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The assumptions we used in the valuation model were based on future expectations combined with management judgment. In the absence of a public trading market, our board of directors with input from management exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of our common stock as of the date of each option grant, including the following factors:

•	contemporaneous independent valuations performed at periodic intervals;

•	the prices, rights, preferences and privileges of our convertible preferred stock relative to the common stock;

•	recent sales of our common stock;

•	our operating and financial performance and forecast;

•	current business conditions;

•	the hiring of key personnel;

•	our stage of development;

•

the likelihood of achieving a liquidity event for the shares of common stock underlying these stock options, such as an initial public offering or sale of our company, given prevailing market conditions;

•	any adjustment necessary to recognize a lack of marketability for our common stock;

•	the market performance of comparable publicly traded technology companies;

•	mergers and acquisition activity in our industry; and

•	the U.S. and global capital market conditions.

The following table summarizes, by grant date, information regarding shares of common stock subject to stock options and RSUs granted from July 1, 2010:

Grant Date	Number of Shares Underlying Options	Exercise Price Per Share	Common Stock Fair Value Per Share on Date of Grant	Number of Shares Underlying RSUs
July 2010	4,646,000	$1.50	$1.50	—
October 2010	1,510,000	1.88	1.88	—
February 2011	1,578,000	2.20	2.20	—
March 2011	100,000	2.20	2.20	—
May 2011	7,568,456	2.60	2.60	—
July 2011	5,700,128	3.00	3.75	—
August 2011	3,438,044	3.00	3.75	—
September 2011	2,977,948	3.00	3.75	—
October 2011	1,151,000	3.00	3.75	—
November 2011	2,119,000	4.00	4.30	—
December 2011	1,669,000	4.65	5.00	—
January 2012	796,500	6.50	6.50	—
February 2012	1,500,750	9.40	9.40	—
March 2012	662,250	10.35	10.35	1,000,000
April 2012	793,000	11.00	11.00	—
May 2012	799,750	12.45	12.45	—
June 2012	1,301,500	16.00	16.00	30,644
June 2012	693,310	18.00	18.00	1,660
August 2012	269,940	28.00	28.00	25,394
September 2012	268,680	36.55	36.55	77,913
October 2012	259,566	36.53	36.53	83,837

As of September 30, 2012, total unrecognized compensation cost, adjusted for estimated forfeitures, related to unvested stock options was approximately $75.3 million. The weighted-average remaining vesting period of unvested stock options at September 30, 2012 was 2.82 years.

In order to determine the fair value of our common stock underlying award grants prior to our initial public offering, we considered contemporaneous valuations of our stock. We utilized the probability weighted expected return method, or PWERM, approach to allocate value to our common shares. The PWERM approach employs various market approach and income approach calculations depending upon the likelihood of various liquidation scenarios. For each of the various scenarios, an equity value is estimated and the rights and preferences for each stockholder class are considered to allocate the equity value to common shares. The common share value is then multiplied by a discount factor reflecting the calculated discount rate and the timing of the event. Lastly, the common share value is multiplied by an estimated probability for each scenario. The probability and timing of each scenario were based upon discussions between our board of directors and our management team. Under the PWERM, the value of our common stock was based upon four possible future events for our company:

•	initial public offering, or IPO;

•	strategic merger or sale;

•	remaining a private company; and

•	dissolution.

The market approach uses similar companies or transactions in the marketplace. We utilized the guideline company method of the market approach for determining the fair value of our common stock under the initial public offering scenario. We identified companies similar to our business and used these guideline companies to develop relevant market multiples and ratios. We selected the peer group of companies based on their size, business model, industry, business description and developmental stage. While we believe that our proprietary platform to automate enterprise IT operations that we provide to our customers differentiates us from other software companies, we selected this peer group from publicly traded companies that are similarly viewed as being in the information technology industry and offering their services under a SaaS business model. We then applied these market multiples and ratios to our financial forecasts to create an indication of total equity value. Under the strategic merger or sale scenario, we utilized the guideline company method and the guideline transaction method of the market approach to determine the fair value of the common stock. The guideline transaction method compares the operating results and market value of the equity or invested capital of acquired companies similar to our business. The income approach, which we utilized to assess fair value of the common stock under the assumption we remained a private company, is an estimate of the present value of the future monetary benefits generated by an investment in that asset. Specifically, debt free cash flows and the estimated terminal value are discounted at an appropriate risk-adjusted discount rate to estimate the total invested capital value of the entity. Under the dissolution scenario, we assumed no value remained to be allocated to our common stockholders. We continually reviewed and updated the selection of companies in the peer group of publicly traded companies to better reflect the size and developmental stage of our company and to account for the acquisition of certain of the peer companies.

Significant factors considered by our board of directors in determining the fair value of our common stock underlying award grants issued prior to our initial public offering include:

July 2010. The United States economy and the financial markets were continuing to recover from the global financial crisis that began in 2008 and continued in 2009. Because our service offered a cost effective alternative to legacy IT management products in a period where companies were looking to cut budgets, we continued to experience significant increases in revenue growth. We performed a contemporaneous valuation of our common stock and determined the fair value to be $1.50 per share. The valuation reflected a 35% probability of an IPO, 30% probability of a strategic merger or sale, 30% probability of remaining a private company, and 5% probability of dissolution. Based on the valuation and the factors described herein, our board of directors granted stock options with an exercise price of $1.50 per share. The valuation used a risk-adjusted discount rate of 30.0% and a non-marketability discount of 15%.

October 2010. The United States economy and the financial markets continued to recover during the quarter. Consistent with our projections, revenues increased 14% during the quarter ended September 30, 2010 when compared to the prior quarter ended June 30, 2010. In addition, headcount increased 23% from June 30, 2010 to September 30, 2010 due to our continued focus on growth. We performed a contemporaneous valuation of our common stock and determined the fair value to be $1.88 per share as of September 30, 2010. The valuation continued to reflect a 35% probability of an IPO, 30% probability of a strategic merger or sale, 30% probability of remaining a private company, and 5% probability of dissolution. Based on the valuation and the factors described herein, our board of directors granted stock options with an exercise price of $1.88 per share. The valuation used a risk-adjusted discount rate of 30.0% and a non-marketability discount of 20%.

February 2011 and March 2011. The United States economy and the financial markets continued to recover. During the quarter ended December 31, 2010, revenues and headcount increased 29% and 14%, respectively, from September 30, 2010 to December 31, 2010. Our board of directors commenced the search for a new Chief Executive Officer and we added two independent board members to our board of directors. We performed a contemporaneous valuation of our common stock and determined the fair value to be $2.20 per share as of February 4, 2011. The valuation continued to reflect a 35% probability of an IPO, 30% probability of a strategic merger, 30% probability of remaining a private company, and 5% probability of dissolution. Based on the valuation and the factors described herein, our board of directors granted stock options with an exercise price of $2.20 per share in February and March 2011. The valuation used a risk-adjusted discount rate of 32.5% and a non-marketability discount of 20%.

May 2011. The United States economy and the financial markets continued to recover. Consistent with prior quarters, we experienced sequential growth during the quarter ended March 31, 2011 as shown by the increase in revenues and headcount of 18% and 20%, respectively, from December 31, 2010 to March 31, 2011. Additionally, we hired a new Chief Executive Officer in early May 2011 who had experience with high growth companies in order to significantly expand our operations and build an infrastructure capable of meeting this growth. We performed a contemporaneous valuation of our common stock and determined the fair value to be $2.60 per share as of May 6, 2011. The probability weightings of the various scenarios were adjusted from prior valuations to 40% probability of an IPO and 60% probability of a strategic merger or sale. The implied revenue multiple resulting from the estimated exit value for the IPO liquidity event was 5.7x, which was between the minimum and the lower quartile of the last 12-month peer group revenue multiples. The implied revenue multiple resulting from the estimated exit value for the strategic merger or sale liquidity event was 5.2x, which exceeded the maximum private company transaction multiple and was between the upper quartile and the maximum transaction multiples for the public company transactions. Based on the valuation and the factors described herein, our board of directors granted stock options with an exercise price of $2.60 per share. The increase in our common stock valuation between March 2011 and May 2011 can be attributed primarily to improved market conditions and a shorter time to an expected liquidity event than was anticipated in March 2011. The valuation used a risk-adjusted discount rate of 23.4% and a non-marketability discount of 15%.

July 2011. The United States economy and the financial markets began to experience volatilities related to certain global financial uncertainties. During the quarter ended June 30, 2011, our revenues increased 17%, compared to the prior quarter, as customers continued to view our service as a cost effective alternative to legacy IT management products. In addition, headcount increased 25% from March 31, 2011 to June 30, 2011. In addition, by July 2011, our new Chief Executive Officer had begun to develop his initial evaluation of our operations, management and prospects. Based on this evaluation, we determined to focus on long-term growth as an independent company, which would likely include an initial public offering, and de-emphasize pursuit of a strategic acquisition. We also identified a number of operational, infrastructure and process risks to our success in implementing that new focus, and changes that we would need to make in order to reduce these risks. We performed a contemporaneous valuation of our common stock and determined the fair value to be $3.00 per share as of July 22, 2011. The probability weightings of the various scenarios were 55% probability of an IPO, 15% probability of a strategic merger or sale, and 30% probability of remaining a private company. The median peer group revenue multiple declined from 9.9x in May 2011 to 8.3x in July 2011. This decline was representative of the general decline in the valuations of the peer group companies during this period. Our board of directors carefully considered the decline in the valuation of the peer group companies during this period. The implied revenue multiple resulting from the estimated exit value for the IPO liquidity event was 6.1x, which was between the lower quartile and the median of the last 12-month peer group revenue multiples. The implied revenue multiple resulting from the estimated exit value for the strategic merger or sale liquidity event was 6.7x, which exceeded the maximum private company transaction multiple and was between the mean and the upper quartile transaction multiples for the public company transactions. Based on the valuation and the factors described herein, our board of directors granted stock options with an exercise price of $3.00 per share. In connection with the preparation of our December 31, 2011 financial statements, we revised the valuation analysis of our common stock as of July 22, 2011 for changes to certain assumptions, primarily related to the selected discount rate, comparable companies and terminal value, and determined the fair value to be $3.75 per share for financial accounting and reporting purposes for these grants. The increase in our common stock valuation between May 2011 and July 2011 can be attributed primarily to our continued growth, strong financial performance and the addition of several new executives to the management team, despite the unfavorable market conditions encountered during this period. The revised valuation used a risk-adjusted discount rate of 24.0% and a non-marketability discount of 15%.

August 2011, September 2011, and October 2011. Between June 2011 and November 2011, in order to address the operational, infrastructure and process challenges we identified, we hired a number of new executive officers, including a new Senior Vice President of Worldwide Sales and Services in June 2011, a new Chief Financial Officer in August 2011, a new Senior Vice President of Engineering in August 2011 and a new Chief Technology

Officer in September 2011. Throughout this period, and with the assistance of the new executive officers, we continued to assess our operations and prospects and implemented several strategic initiatives in support of long-term growth. For example, our Senior Vice President of Worldwide Sales and Services led our effort to grow our sales and marketing organization from 140 employees on June 30, 2011 to 242 employees on December 31, 2011 and our Chief Technology Officer led an effort to redesign our data center strategy from a third-party hosted model to a co-location model and make several significant operational and efficiency improvements to our hosting infrastructure. Until the new executive officers had fully assessed our operations and prospects, and reviewed the impact of the operational changes we were initiating during this period, it was unclear to us whether our value or future prospects had changed. In addition, during the quarter ended September 30, 2011, annual contract value of orders during the quarter were 13% below our target. This shortfall was attributable to a significant number of new people in the sales organization and a slower than anticipated time to ramp new sales people to full productivity, and uncertainty in the financial markets in September 2011 which caused customers to delay orders. Based on our assessment of our performance and market conditions during this period, and the uncertainty regarding our new management team’s ability to successfully implement our operational changes and strategies, our board of directors granted options with an exercise price of $3.00 per share in August 2011, September 2011 and October 2011. Because of this conclusion, we determined not to perform contemporaneous valuations of our common stock in August 2011, September 2011 or October 2011. In addition, as mentioned above, in connection with the preparation of our December 31, 2011 financial statements, we revised the valuation analysis of our common stock granted in August 2011, September 2011 and October 2011, and determined the fair value to be $3.75 per share for financial accounting and reporting purposes for these grants.

November 2011. The United States economy and the financial markets began to stabilize from the uncertainty and high volatility. During the quarter ended September 30, 2011, revenues and headcount increased 16% and 31%, respectively, from June 30, 2011 to September 30, 2011. Headcount increased 12% during the month of October 2011. We performed a contemporaneous valuation of our common stock and determined the fair value to be $4.00 per share as of November 4, 2011. During this period our relatively new management team began reassessing the timelines for various liquidity scenarios. Consequently, the probability weightings of the various scenarios were adjusted from prior periods to 30% probability of an IPO, 20% probability of a strategic merger or sale and 50% probability of remaining a private company. The median peer group revenue multiple declined further from 8.3x in July 2011 to 7.0x in November 2011. This decline was representative of the continuing general decline in the valuations of the peer group companies during this period. On October 24, 2011, Oracle Corporation announced the acquisition of RightNow Technologies, Inc., one of the companies represented in our peer group, at an implied valuation of approximately 7.0x trailing revenue. This valuation reflected premiums of approximately 20%, 10%, and 37% over RightNow Technologies, Inc.’s public trading values from one day, one week, and one month prior, respectively. Our board of directors carefully considered the general decline in the valuation of the peer group companies during this period as well as the acquisition of RightNow Technologies, Inc. The implied revenue multiple resulting from the estimated exit value for the IPO liquidity event was 6.4x, which was between the minimum and the lower quartile of the last 12-month peer group revenue multiples. The implied revenue multiple resulting from the estimated exit value for the strategic merger or sale liquidity event was 7.6x, which exceeded the maximum private company transaction multiple and was between the upper quartile and the maximum transaction multiples for the public company transactions. Additionally, we updated both our financial and growth projections. Based on the valuation and the factors described herein, our board of directors granted stock options with an exercise price of $4.00 per share. In connection with the preparation of our December 31, 2011 financial statements, we revised the valuation analysis of our common stock as of November 4, 2011 for changes to certain assumptions, primarily related to the selected discount rate, comparable companies and terminal value, and determined the fair value to be $4.30 per share for financial accounting and reporting purposes for these grants. The increase in our common stock valuation between July 2011 and November 2011 can be attributed primarily to improving market conditions, the increased visibility in our future operating performance afforded by our updated financial and growth projections prepared by the new management team, and the valuation of RightNow Technologies, Inc. These positive factors were offset by an extension in the timeline to an expected liquidity event resulting from management’s reassessment of the timelines and weightings for the various liquidity scenarios. The revised valuation used a risk-adjusted discount rate of 34.4% and a non-marketability discount of 19%.

The reduction in the probability of an IPO from 55% in July 2011 to 30% in November 2011 was primarily a result of an assessment by our board of directors of the readiness of our company to be a public company, including consideration of the tenure of the management team and the shortfall in targeted annual contract value of orders in the quarter ended September 30, 2011. The increase in the risk-adjusted discount rate from 24% in July 2011 to 34% in November 2011 reflects the additional risk associated with achieving our substantially more aggressive financial and growth projections developed in our revised operating plan that was approved by our board of directors in November 2011. The increase in the non-marketability discount from 15% in July 2011 to 19% in November 2011 reflects the extension of the timeline to a potential liquidity event resulting from management’s reassessment of the timelines for the various liquidity scenarios.

December 2011. The United States economy and the financial markets continued to stabilize from the uncertainty and high volatility. In addition, investor confidence in the IPO markets began to increase as a number of technology companies began expressing interest in IPOs. Furthermore, our revenues continued to increase month over month consistent with management’s expectations. We performed a contemporaneous valuation of our common stock and determined the fair value to be $4.65 per share as of December 7, 2011. The probability weightings of the various scenarios were 55% probability of an IPO, 25% probability of a strategic merger or sale and 20% probability of remaining a private company. The median peer group revenue multiple increased from 7.0x in November 2011 to 7.8x in December 2011. This increase was representative of the general increase in the valuations of the peer group companies during this period. On December 3, 2011, SAP America, Inc. announced the acquisition of SuccessFactors, Inc., one of the companies represented in our peer group, at an implied valuation of approximately 12.0x trailing revenue. This valuation reflected premiums of approximately 52%, 77%, and 46% over SuccessFactors, Inc.’s public trading values from one day, one week, and one month prior, respectively. Our board of directors carefully considered the general increase in the valuation of the peer group companies during this period as well as the acquisition of SuccessFactors, Inc. The implied revenue multiple resulting from the estimated exit value for the IPO liquidity event was 6.9x, which was between the lower quartile and the median of the last 12-month peer group revenue multiples. The implied revenue multiple resulting from the estimated exit value for the strategic merger or sale liquidity event was 7.2x, which exceeded the maximum private company transaction multiple and was between the mean and the upper quartile transaction multiples for the public company transactions. Based on the valuation and the factors described herein, our board of directors granted stock options with an exercise price of $4.65 per share. In connection with the preparation of our December 31, 2011 financial statements, we revised the valuation analysis of our common stock as of December 7, 2011 for changes to certain assumptions, primarily related to the selected discount rate, comparable companies and terminal value, and determined the fair value to be $5.00 per share for financial accounting and reporting purposes for these grants. The increase in our common stock valuation between November 2011 and December 2011 can be attributed primarily to the continued improvement in market conditions, our strong financial performance, an increase in the probability of an IPO or strategic merger or sale relative to remaining a private company, and the valuation of SuccessFactors, Inc. The revised valuation used a risk-adjusted discount rate of 34.2% and a non-marketability discount of 15%.

January 2012. The financial markets strengthened at the end of December 2011 and continued to strengthen through early January 2012. We exited the quarter ended December 31, 2011 with record revenues, representing 15% growth over the quarter ended September 30, 2011. We also gained more confidence in our ability to forecast our business, as annual contract value of orders during the quarter ended December 31, 2011 were 109% of our target. However, a substantial portion of orders during the quarter were received in the last four weeks of the quarter, with 68% of the quarter’s orders received in the month of December, and 47% of the orders received in the last two weeks of December. Headcount increased 23% from September 30, 2011 to December 31, 2011, and the strategic objectives of our management team for a liquidity event began to focus more on an IPO. We performed a contemporaneous valuation of our common stock and determined the fair value to be $6.50 per share as of January 11, 2012. The probability weightings of the various scenarios were 75% probability of an IPO, 10% probability of a strategic merger or sale and 15% probability of remaining a private company. The median peer group revenue multiple declined from 7.8x in December 2011 to 7.7x in January 2012. This decline was representative of the slight decline in the valuations of the peer group companies during this period. Our board of directors carefully considered the slight decline in the valuation of the peer group companies during this period. The implied revenue multiple resulting from the estimated exit value for the IPO liquidity event was 7.7x, which was between the median and the upper quartile of the last 12-month peer group revenue multiples. The implied revenue multiple resulting from the estimated exit value for the strategic merger or sale liquidity event was 11.4x, which exceeded the maximum private company transaction multiple and was between the upper quartile and the maximum transaction multiples for the public company transactions. The valuation used a risk-adjusted discount rate of 28% and a non-marketability discount of 12%. Based on the valuation and the factors described herein, our board of directors granted stock options with an exercise price of $6.50 per share. The increase in our common stock valuation between December 2011 and January 2012 can be attributed primarily to the continued improvement in market conditions, our continued strong financial performance, and an increase in the probability of an IPO relative to other exit alternatives.

February 2012. The United States economy and the financial markets continued with a strong start to 2012. We continued to see strength in our business and continued to rapidly expand our employee base, increasing headcount by 6% from December 2011 to January 2012. Given the strength in the financial markets as shown by the number of companies filing for an IPO, and the strength in our business and our board of directors’ confidence in the new management team, we commenced discussions with bankers to explore the potential of an IPO. We performed a contemporaneous valuation of our common stock and determined the fair value to be $9.40 per share as of February 3, 2012. The probability weightings of the various scenarios were 85% probability of an IPO, 10% probability of a strategic merger or sale and 5% probability of remaining a private company. The median peer group revenue multiple increased from 7.7x in January 2012 to 8.6x in February 2012. This increase was representative of the general increase in the valuations of the peer group companies during this period. On February 9, 2012, Oracle Corporation announced the acquisition of Taleo Corp., one of the companies represented in our peer group, at an implied valuation of approximately 5.70x trailing revenue. This valuation reflected premiums of approximately 18%, 24%, and 24% over Taleo Corp.’s public trading values from one day, one week, and one month prior, respectively. Our board of directors carefully considered the general increase in the valuation of the peer group companies during this period as well as the acquisition of Taleo Corp. The implied revenue multiple resulting from the estimated exit value for the IPO liquidity event was 11.3x, which was between the median and the upper quartile of the last 12-month peer group revenue multiples. The implied revenue multiple resulting from the estimated exit value for the strategic merger or sale liquidity event was 13.2x, which exceeded the maximum private company transaction multiple and was between the upper quartile and the maximum transaction multiples for the public company transactions. The valuation used a risk-adjusted discount rate of 28% and a non-marketability discount of 11%. Based on the valuation and the factors described herein, our board of directors granted stock options with an exercise price of $9.40 per share. The increase in our common stock valuation between January 2012 and February 2012 can be attributed primarily to the continued improvement in market conditions, our continued strong financial performance, our commencement of discussions with bankers to explore the potential of an IPO, an increase in the probability of an IPO relative to other exit alternatives, and the valuation of Taleo Corp.

March 2012. In February 2012 we held our organization meeting with investment bankers. On February 21, 2012, we sold and issued 1,750,980 shares of common stock at $10.20 per share in a private placement to entities associated with Greylock Partners. As part of the same transaction, Frederic B. Luddy sold 700,000 of his shares of common stock to Greylock at the same price. On March 9, 2012 we received notice from a former employee of his proposed sale of 100,000 shares of our common stock to an investor at a purchase price of $10.00 per share. On March 16, 2012 we received notice from a former employee of his proposed sale of 6,666 shares of our common stock to an investor at a purchase price of $12.00 per share. Pursuant to the 2005 Stock Plan Exercise Notices, we exercised our right of first refusal to purchase the shares. We continued to hire employees at a rapid pace growing our headcount by 8% in February 2012. We performed a contemporaneous valuation of our common stock and determined the fair value to be $10.35 per share as of March 9, 2012. The probability weightings of the various scenarios were 90% probability of an IPO, 5% probability of a strategic merger or sale and 5% probability of remaining a private company. The median peer group revenue multiple increased from 8.6x in February 2012 to 9.1x in March 2012. This increase was representative of the continuing increase in the valuations of the peer group companies during this period. Our board of directors carefully considered the continuing increase in the valuation of the peer group companies during this period. The implied revenue multiple resulting from the estimated exit value for the IPO liquidity event was 1l.8x, which was between the median and the upper quartile of the last 12-month peer group revenue multiples. The implied revenue multiple resulting from the estimated exit value for the strategic merger or sale liquidity event was 12.8x, which exceeded the maximum private company transaction multiple and was between the upper quartile and the maximum transaction multiples for the public company transactions. The valuation used a risk-adjusted discount rate of 28% and a non-marketability discount of 11%. Based on the valuation and the factors described herein, our board of directors granted stock options with an exercise price of $10.35 per share. The increase in our common stock valuation between February 2012 and March 2012 can be attributed primarily to the continued improvement in market conditions, our continued strong financial performance, our progress made toward a potential IPO, and an increase in the probability of an IPO relative to other exit alternatives.

April 2012. We continued to see strength in the financial markets and in our business. Revenues grew 21% during the quarter ended March 31, 2012 as compared to the prior quarter ended December 31, 2011. On March 30, 2012, we filed our initial registration statement. We performed a contemporaneous valuation of our common stock and determined the fair value to be $11.00 per share as of April 9, 2012. The probability weightings of the various scenarios were 95% probability of an IPO, and 5% probability of a strategic merger or sale. The median peer group revenue multiple increased from 9.1x in March 2012 to 9.3x in April 2012. This increase was representative of the continuing general increase in valuations of the peer group companies during this period. Our board of directors carefully considered the continuing increase in the valuation of the peer group companies during this period. The implied revenue multiple resulting from the estimated exit value for the IPO liquidity event was 11.7x, which was between the median and the upper quartile of the last 12-month peer group revenue multiples. The implied revenue multiple resulting from the estimated exit value for the strategic merger or sale liquidity event was 12.3x, which exceeded the maximum private company transaction multiple and was between the upper quartile and the maximum transaction multiples for the public company transactions. The valuation used a risk-adjusted discount rate of 28% and a non-marketability discount of 8%. Based on the valuation and the factors described herein, our board of directors granted stock options with an exercise price of $11.00 per share. The increase in our common stock valuation between March 2012 and April 2012 can be attributed primarily to the continued improvement in market conditions, our continued strong financial performance, our progress made toward a potential IPO, and an increase in the probability of an IPO relative to other exit alternatives. Further, on April 10, 2012 we received notice from former employees of their proposed sale of an aggregate of 77,498 shares of our common stock to investors at a purchase price of $11.50 per share. Pursuant to our 2005 Stock Plan, we exercised our right of first refusal to purchase 42,498 shares.

May 2012. We continued to see strength in our business, even though the financial markets began to show some weakness. We continued to rapidly expand our employee base, increasing headcount 17% from March 2012. We performed a contemporaneous valuation of our common stock and determined the fair value to be $12.45 per share as of May 7, 2012. The probability weightings of the various scenarios were 95% probability of an IPO, and 5% probability of a strategic merger or sale. The median peer group revenue multiple decreased from 9.3x in April 2012 to 8.2x in May 2012. This decrease was representative of the general decrease in valuations of the peer group companies during this period as well as other high growth technology companies. Our board of directors carefully considered the change in the valuation of the peer group companies during this period. The implied revenue multiple resulting from the estimated exit value for the IPO liquidity event was 12.1x, which was between the upper quartile and the maximum of the last 12-month peer group revenue multiples. The implied revenue multiple resulting from the estimated exit value for the strategic merger or sale liquidity event was 12.4x, which exceeded the maximum private company transaction multiple and was between the upper quartile and the maximum transaction multiples for the public company transactions. The valuation used a risk-adjusted discount rate of 28% and a non-marketability discount of 4%. Based on the valuation and the factors described herein, our board of directors granted stock options with an exercise price of $12.45 per share. The increase in our common stock valuation between April 2012 and May 2012 can be attributed primarily to our continued strong financial performance, our progress made toward a potential IPO, and an increase in the probability of an IPO relative to other exit alternatives. Further, pursuant to our 2005 Stock Plan, we exercised our right of first refusal to purchase 35,000 shares from a former employee at a purchase price of $11.50 per share on May 7, 2012.

June 2012. We continued to see strength in our business, even though the financial markets began to show some weakness. We continued to rapidly expand our employee base, increasing headcount 21% from March 2012 to June 2012. We performed a contemporaneous valuation of our common stock as of June 11, 2012. The probability weightings of the various scenarios were 95% probability of an IPO, and 5% probability of a strategic merger or sale. The median peer group revenue multiple decreased from 8.2x in May 2012 to 8.0x in June 2012. This decrease was representative of the general decrease in valuations of the peer group companies during this period as well as other high growth technology companies. Our board of directors carefully considered the change in the valuation of the peer group companies during this period. The implied revenue multiple resulting from the estimated exit value for the IPO liquidity event was 14.6x, which exceeded the maximum of the last 12-month peer group revenue multiples. The implied revenue multiple resulting from the estimated exit value for the strategic merger or sale liquidity event was 14.7x, which exceeded both of the maximum multiples from the private company transactions and the public company transactions. The valuation used a risk-adjusted discount rate of 26.9% and a non-marketability discount of 2%. This valuation indicated a fair value per share of our common stock of $16.00 as of June 11, 2012, which also equaled the mid-point of the estimated pricing range based on preliminary indications of potential pricing ranges for our initial public offering. In addition, an existing company investor completed common stock share purchases in June 2012 from current and former employees at $16.00 and $17.00 per share. Based on the valuation and the factors described herein, our board of directors granted stock options with an exercise price of $16.00 per share.

Our board of directors granted additional options on June 28, 2012, the date of the pricing of our common stock to be sold in our initial public offering with an exercise price of $18.00 per share, which was equal to the initial public offering price.

We determined, after consultation with the underwriters of our initial public offering, that our anticipated initial offering price range was $15.00 to $17.00 per share. As of the date of our stock option grants on May 7, 2012, our board of directors determined the fair value of our common stock to be $12.45 per share based upon the objective and subjective factors described above. We believe the difference between these prices was a result of the following factors:

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the anticipated price range excluded any marketability or illiquidity discount for our common stock, which was appropriately taken into account in our board of directors’ fair value determination in and prior to early May 2012; and

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the consideration of our growth prospects and the financial, trading and market statistics of comparable companies and a broader set of software companies, discussed between us and the underwriters as compared to the more narrow prior analysis applied and comparable companies used by the board of directors.

Stock Options and RSUs Granted Subsequent to our Initial Public Offering

For stock options and RSUs granted subsequent to our initial public offering, our board of directors determined the fair value based on the closing price of our common stock as reported on the New York Stock Exchange on the date of grant.

Due to the grant of additional options and RSUs since September 30, 2012, we expect to recognize total incremental compensation expense of $7.5 million, net of estimated forfeitures. In future periods, we expect our stock-based compensation expense to increase as a result of our existing unrecognized stock-based compensation and as we issue additional stock awards to continue to attract and retain employees and independent directors.

Income Taxes

Our provision for income taxes, deferred tax assets and liabilities, and reserves for unrecognized tax benefits reflect our best assessment of estimated future taxes to be paid. Significant judgments and estimates based on interpretations of existing tax laws or regulations in the United States and the numerous foreign jurisdictions where we are subject to income tax are required in determining our provision for income taxes. Changes in tax laws, statutory tax rates, and estimates of our future taxable income could impact the deferred tax assets and liabilities provided for in the consolidated financial statements and would require an adjustment to the provision for income taxes.

Deferred tax assets are regularly assessed to determine the likelihood they will be recovered from future taxable income. A valuation allowance is established when we believe it is more likely than not the future realization of all or some of a deferred tax asset will not be achieved. In evaluating our ability to recover deferred tax assets within the jurisdiction in which they arise we consider all available positive and negative evidence. Factors reviewed include the cumulative pre-tax book income for the past three years, scheduled reversals of deferred tax liabilities, our history of earnings and reliable forecasting, projections of pre-tax book income over the foreseeable future, and the impact of any feasible and prudent tax planning strategies.

We recognize the impact of a tax position in our consolidated financial statements only if that position is more likely than not of being sustained upon examination by taxing authorities, based on the technical merits of the position. Tax authorities regularly examine our returns in the jurisdictions in which we do business and we regularly assess the tax risk of our return filing positions. Due to the complexity of some of the uncertainties, the ultimate resolution may result in payments that are materially different from our current estimate of the tax liability. These differences, as well as any interest and penalties, will be reflected in the provision for income taxes in the period in which they are determined.

Cease-Use Loss upon Exit of Facility

In August 2012, we relocated our San Diego office to another facility in San Diego. As part of this move, we incurred lease abandonment costs of $2.9 million, which primarily consists of a loss on disposal of assets of $2.7 million and a cease-use loss of $0.2 million recorded upon vacating our prior San Diego office. The lease on our prior headquarter facility expires in 2019. The cease-use loss was calculated as the present value of the remaining lease obligation offset by estimated sublease rental receipts during the remaining lease period, adjusted for deferred items and lease incentives. In calculating the cease-use loss, management is required to make significant judgments to estimate the present value of future cash flows from the assumed sublease. The key assumptions used in our discounted cash flow model include the amount and timing of estimated sublease rental receipts, and a credit-adjusted, risk-free discount rate of 5.08%. These assumptions are subjective in nature and the actual future cash flows could differ from our estimates, resulting in significant adjustments to the cease-use loss recorded or to be recorded.

Recent Adopted Accounting Standards

Revenue Recognition. In October 2009, the FASB issued Accounting Standards Update, or ASU, 2009-13, “Revenue Recognition (Topic 605)—Multiple-Deliverable Revenue Arrangements—a Consensus of the FASB Emerging Issues Task Force.” This update provides amendments to the criteria in ASC 605, “Revenue Recognition,” for separating consideration in multiple-deliverable arrangements by establishing a selling price hierarchy. The selling price used for each deliverable will be based on VSOE if available, third-party evidence if VSOE is not available, or BESP if neither VSOE nor third-party evidence is available. ASU 2009-13 also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. In addition, the guidance expands the disclosure requirements for revenue recognition.

The guidance could be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with earlier application permitted on a retrospective basis. We adopted the guidance prospectively on July 1, 2010, which resulted in a decrease to deferred revenue and a corresponding increase to total revenues as of and for the year ended June 30, 2011. The primary reason for the impact was the recognition of professional service revenue over the performance period, which is shorter than the estimated period over which customers benefited from initial consulting services.

The following table summarizes the effects of this new guidance on our consolidated balance sheets and statements of comprehensive income (loss) (in thousands):

	As of and for the Fiscal Year Ended June 30, 2011
	As Reported	Under Previous Accounting Guidance	Impact of Adoption of ASU 2009-13
Total deferred revenue	$74,646	$81,036	$(6,390)

Revenues:
Subscription	$79,191	$78,305	$886
Professional services and other	13,450	7,946	5,504

Total revenues	$92,641	$86,251	$6,390

Comprehensive Income. In June 2011, the FASB issued Accounting Standards Update, or ASU, No. 2011-05, “Presentation of Comprehensive Income.” This update requires companies to present reclassification adjustments included in other comprehensive income on the face of the consolidated financial statements and allows companies to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. It also eliminates the option for companies to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. This guidance is effective for fiscal periods beginning after December 15, 2011, with earlier adoption permitted. We retroactively adopted this guidance during the six-month period ended December 31, 2011 to present the components of net income and the components of other comprehensive income in a single continuous statement of comprehensive income. Adoption of this ASU did not have a material effect on our financial position, results of operations or cash flows.

Qualitative and Quantitative Disclosures about Market Risk

Foreign Currency Exchange Risk

We have foreign currency risks related to our revenue and operating expenses denominated in currencies other than the U.S. dollar, primarily the Euro, British Pound Sterling, Canadian dollar, Swiss franc, and Australian dollar. Revenues outside of North America as a percentage of revenue was 27%, 28%, and 25% in fiscal 2009, 2010 and 2011, respectively, 26% and 29% during the six months ended December 31, 2010 and 2011, respectively, and 26% and 29% during the nine months ended September 30, 2011 and 2012, respectively. Changes in exchange rates may negatively affect our revenue and other operating results as expressed in U.S. dollars.

We have experienced and will continue to experience fluctuations in our net income as a result of transaction gains or losses related to revaluing certain current asset and current liability balances that are denominated in currencies other than the functional currency of the entities in which they are recorded. We recognized foreign currency gains of $0.5 million, $1.6 million and $0.9 million in fiscal 2010, the six months ended December 31, 2011 and the nine months ended September 30, 2012, respectively. We had an immaterial foreign currency loss in fiscal 2009 and we recognized a foreign currency loss of $0.3 million, $0.6 million and $0.5 million in the six months ended December 31, 2010 and fiscal 2011 and the nine months ended

September 30, 2011, respectively. While we have not engaged in the hedging of our foreign currency transactions to date, we are presently evaluating the costs and benefits of initiating such a program and may in the future hedge selected significant transactions denominated in currencies other than the U.S. Dollar.

Interest Rate Sensitivity

In February 2012, we began investing in corporate debt securities. The primary objectives of our investment activities are the preservation of capital and supporting our liquidity requirements. We do not enter into investments for trading or speculative purposes. Our investments are exposed to market risk due to a fluctuation in interest rates, which may affect our interest income and the fair market value of our investments. Due to the short-term nature of our investment portfolio, however, we do not believe an immediate 10% increase or decrease in interest rates would have a material effect on the fair market value of our portfolio. We therefore do not expect our operating results or cash flows to be materially affected by a sudden change in market interest rates.

BUSINESS

Overview

ServiceNow is a leading provider of cloud-based services to automate enterprise IT operations. Our service includes a suite of applications built on our proprietary platform that automates workflow and integrates related business processes. We focus on transforming enterprise IT by automating and standardizing business processes and consolidating IT across the global enterprise. Organizations deploy our service to create a single system of record for enterprise IT, to lower operational costs and to enhance efficiency. Additionally, our customers use our extensible platform to build custom applications for automating activities unique to their business requirements.

We help transform IT organizations from reactive, manual and task-oriented, to pro-active, automated and service-oriented organizations. Our on-demand service enables organizations to define their IT strategy, design the systems and infrastructure that will support that strategy, and implement, manage and automate that infrastructure throughout its lifecycle. We provide a broad set of integrated applications that are highly configurable and can be efficiently implemented and upgraded. Further, our multi-instance architecture has proven scalability for global enterprises, as well as advantages in security, reliability and deployment location.

We offer our service under a Software-as-a-Service, or SaaS, business model. Customers can rapidly deploy our service in a modular fashion, allowing them to solve immediate business needs and access, configure and build new applications as their requirements evolve. Our service, which is accessed through an intuitive web-based interface, can be easily configured to adapt to customer workflow and processes. Upgrades to our service are designed to be efficient and compatible with configuration changes and applied with minimal disruption to ongoing operations.

We have achieved significant growth in recent periods. A majority of our revenues comes from large, global enterprise customers. Our total customers grew 58% from 852 as of September 30, 2011 to 1,346 as of September 30, 2012. Our customers operate in a wide variety of industries, including financial services, IT services, health care, technology and utilities. For the fiscal years ended June 30, 2010 and 2011, our revenues grew 114% from $43.3 million to $92.6 million. We incurred a net loss of $29.7 million and generated net income of $9.8 million for the fiscal years ended June 30, 2010 and 2011, respectively. For the six months ended December 31, 2010 and 2011, our revenues grew 93% from $37.9 million to $73.4 million. We generated net income of $4.8 million and incurred a net loss of $6.7 million for the six months ended December 31, 2010 and 2011, respectively. For the nine months ended September 30, 2011 and 2012, our revenues grew 90% from $88.9 million to $168.6 million. We generated net income of $5.1 million and incurred a net loss of $27.4 million for the nine months ended September 30, 2011 and 2012, respectively.

Our Industry

Enterprises Face Increasing Challenges in Managing and Automating IT Operations

For decades, enterprises have invested in IT to empower their workforces and enable business critical functionality. This investment reflects enterprise dependence on a myriad of software applications, databases, operating systems, servers, networking equipment, personal computers, mobile devices, and a variety of other hardware and software assets. When managing the IT environment, enterprises face significant challenges:

Complexity of IT environments. The accelerating adoption of cloud-based services, virtual servers and desktops, and mobile technologies has added to the complexity of enterprise IT environments.

Budget pressures. IT executives are consistently asked to deliver more value for less cost, and to provide transparency regarding the true costs and business value of IT investments. The most recent downturn in the global economy has heightened these demands.

Alignment to business goals. IT organizations are increasingly asked to be proactive and design and develop new processes that span the entire enterprise, rather than support a set of discrete technologies and react to business changes. IT organizations must develop strategies to enable necessary business changes. This has resulted in a much greater need for alignment of IT strategy and performance with overall business performance.

Consumerization of IT. Individuals are spending more time interacting with intuitive, social and mobile consumer-oriented Internet services. These experiences have increased business users’ expectations that they can access and interact with corporate IT technologies in a similar, familiar way. IT organizations are struggling to respond to these increased demands in a cost-effective manner.

Integration and standardization. Enterprises need integrated and standardized solutions that work with their existing systems and follow the most recent Information Technology Infrastructure Library, or ITIL, standard, a set of recommended business processes designed and adopted by IT operations industry participants globally to maximize the availability and usability of IT assets and the efficiency of IT staff.

Legacy IT Management Products Fall Short

Organizations have invested heavily in legacy software products to manage the inventory, cost and performance of IT resources. These traditional software products were originally architected in the 1980s and 1990s before the introduction of many of today’s modern computing technologies. Shortcomings of these legacy products include:

Disparate and redundant solutions. Many legacy IT management products were developed and widely deployed decades ago. Vendors of these products have in many cases relied upon acquisitions and partnerships to extend their offerings and have not re-architected their solutions to provide the seamless, integrated platform that customers desire. In addition, enterprises may have overlapping solutions in various business units, especially those that have grown by acquisition or that operate globally. As a result, many enterprises operate multiple systems and infrastructures. Moreover, we believe that in most large enterprises IT professionals and business users frustrated with the lack of integrated applications have created a large number of custom applications, spreadsheets and paper-based systems to address specific business needs. As a result of these disparate solutions, executives lack a single system of record to manage their IT operations.

Inflexible integration, customization and maintenance. Enterprises face numerous challenges when trying to customize legacy IT management products to meet their specific needs, as well as integrate them with third-party solutions. Due to their architectures and proprietary languages, these inflexible products often cannot be easily customized to meet customers’ business requirements and are difficult to integrate and maintain. As a result, enterprises may be required to adapt their business processes to the capabilities of the software.

Highly manual. Many legacy IT management products installed today require experienced and expensive IT staff to manually process service requests and manage IT operations. Database administrators, system administrators and network managers are often required to perform complex and repetitive tasks such as installing an application, applying a software patch, copying a production database, rebooting a server or provisioning a virtual machine. These manual tasks are labor intensive, time-consuming, prone to error and prevent IT from rapidly responding to business needs.

Upgrade challenges and disruption of service. Once legacy IT management products have been installed, integrated and customized, upgrades can be challenging. As new versions of the software are released on a periodic basis, customers are often required to re-implement the updated software with limited ability to carry forward customizations. The upgrade process for legacy solutions can be lengthy, and is frequently disruptive to the business.

Difficult to use and access. Many legacy IT management products lack a modern, easy to navigate user interface and were not originally designed to be accessed over the Internet or on mobile devices. These applications require a significant amount of user training and may have low rates of adoption across organizations, reducing return on investment. Further, if users do not adopt software, they may not execute processes in accordance with defined standards, which can lead to system failures.

High total cost of ownership. Because legacy IT management products are often disparate, inflexible, highly manual, challenging to upgrade, and difficult to use and access, we believe these products have a high total cost of ownership.

Requirements for Next-generation Enterprise IT Operations Management

We believe best-in-class, next generation enterprise IT operations management needs to incorporate the following key elements:

Complete, integrated solution. A single system of record for all IT assets, activities and resources across multiple systems and infrastructures currently in use in large enterprises.

Closed loop automation. An end-to-end, secure and auditable solution to automate service-oriented workflows and execute routine IT processes, both simple and complex.

Easily configurable and extensible. Highly configurable to accommodate unique customer-specific workflow, systems infrastructure, and organizational structure.

Efficient implementations. Immediate access and rapid deployment, and interoperable with other IT solutions.

Automated and non-disruptive upgrades. Allows upgrades to be applied by the vendor in an automated fashion, minimizing system downtime, costly professional services engagements and manual intervention by the customer, while preserving forward compatibility with future releases.

Scalable, secure and reliable. Scales to simultaneously and securely support the user and data capacity demands of the largest global enterprises.

Our Opportunity

Our service addresses a number of established enterprise IT management software markets. In particular, our service addresses such markets defined by Gartner as IT service desk, asset management, availability and performance management (distributed), project and portfolio management, workload automation and IT process automation (distributed), configuration management and network management (distributed). In aggregate, Gartner estimates that the software revenues in these markets will total $13.8 billion in 2012, growing to $19.4 billion in 2016. Beyond these markets, we believe our service has the potential to address a wide variety of additional enterprise application and infrastructure software markets.

Our Solution

We help transform IT organizations from reactive, manual and task-oriented, to pro-active, automated and service-oriented organizations. Our on-demand service includes a suite of applications that runs on a common extensible platform that enables organizations to define their IT strategy, design the systems and infrastructure that will support that strategy, and implement, manage and automate that infrastructure throughout its lifecycle. Our cloud-based service includes the following key elements.

Key Elements

Broad set of integrated functionality. Our suite of applications was developed to address core ITIL processes as well as additional business processes, and runs on a single extensible platform. Our platform includes workflow automation, notification, assignment and escalation, third-party integration capabilities, reporting and business intelligence, social and collaboration and administration capabilities. Our cloud-based service is designed to be deployed in a modular fashion, allowing customers to solve immediate business needs and access new application functionality as needs evolve.

Automation of IT operations. Our service automates the documentation, categorization, prioritization, assignment, notification and escalation of IT and other business processes. Additionally, our service automates routine and repeatable data center operations such as rebooting a server, cloning a database or deploying a virtualized environment. These elements of automation result in more consistent, reliable and secure execution, allowing the reallocation of expensive IT staff to more complex issues.

Highly configurable and extensible to meet business needs. Our configuration features are designed to give customers the ability to easily alter the appearance and operation of the user interface, change and develop business rules to meet specific requirements, and extend the database schema to support the tracking and capturing of necessary data. As a result, our service enables management of IT operations without requiring changes to existing business processes. In addition, our customers and partners can use our platform to build applications to automate processes that are unique to their businesses.

Efficient implementations and integration. Our cloud-based model allows customers to quickly access and deploy our service without the need to install and maintain costly infrastructure hardware and software necessary for on-premises deployments. We believe the average time that a customer requires to deploy our service is significantly shorter than for typical legacy IT management products. We also offer consulting and training services to assist customers in rapidly deploying and optimizing their use of our service. Our service is developed on an architecture that enables efficient integration to third-party architectures and other data sources.

Efficient upgrades. We design our upgrades to be compatible with customer configuration changes and applied rapidly with minimal disruption to ongoing operations, enabling customers to be on the most up-to-date version. Upgrades are included as part of the subscription service and do not require professional services to implement.

Scalable, secure and reliable multi-instance architecture. Our customers require scalability, security and reliability for their large, global businesses. Our multi-instance architecture is designed to meet these requirements. By providing customers with dedicated applications and databases we ensure that customer data is not comingled. In addition, this architecture reduces risk associated with infrastructure outages, improves system scalability and security, and allows for flexibility in deployment location. We believe this architecture is the best solution for the large global enterprises that rely on us for critical applications.

Business Benefits

Single system of record for IT. We provide a single system of record for IT executives to track assets, activities and resources across the multiple systems and infrastructures currently in use in large enterprises. This provides executives with the ability to execute their IT strategy by quickly assessing how well their IT infrastructure is supporting business processes, analyzing business needs real-time and developing business solutions as needs evolve.

Lower total cost of ownership. We assume complete responsibility for our service, including application set, hosting infrastructure, maintenance, monitoring, storage, security, customer support and upgrades, all of which free customer resources. Our service only requires a browser and an Internet connection to function. Additionally, we manage, monitor and handle upgrades and patch deployments remotely, which can result in lower total cost of ownership to our customers compared to legacy IT management products.

Easy to use and widely accessible. Our suite of intuitive and easy-to-use applications provides users with a familiar experience based on business-to-consumer concepts. In addition, users with knowledge of basic software applications are able to create custom applications on our platform to solve specific business issues. Users can access our service through a web-based interface anywhere an Internet connection is available, including through mobile devices. We believe this ease of use and accessibility result in increased user adoption. This enables businesses to earn higher return on investment and makes it more likely that users perform tasks based on standard defined processes, reducing system failure.

Our Growth Strategy

Our goal is to be the industry-recognized leading provider of cloud-based services to automate enterprise IT operations. Key elements of our growth strategy include:

Expand our customer base. We believe the global market for next-generation enterprise IT operations management is large and underserved, and we intend to continue to make investments in our business to capture increasingly larger market share. To expand our customer base we intend to invest in our direct sales force and strategic resellers as well as our data center footprint. In particular, we grew our sales and marketing team from 140 as of June 30, 2011 to 330 as of September 30, 2012.

Further penetrate our existing customer base. We intend to increase the number of subscriptions purchased by our current customers as they deploy additional core ITIL and extended IT applications, and use our platform to develop custom applications to meet business needs both inside and outside of IT. Additionally, we believe there are significant cross-sell opportunities for our separately priced Discovery and Runbook Automation technologies.

Expand internationally. We have a large and growing international presence, and intend to grow our customer base in various regions. We are investing in new geographies, including investment in direct and indirect sales channels, data centers, professional services, customer support and implementation partners. As of the end of September 2012, 32% of our direct sales force was located outside North America. We plan to increase our investment in our existing international locations in order to achieve scale efficiencies in our sales and marketing efforts, in addition to adding new geographies.

Continue to innovate and enhance our service offerings. We have made, and will continue to make, significant investments in research and development to strengthen our existing applications, expand the number of applications on our platform and develop additional automation technologies. We typically offer multiple upgrades each year that allow our customers to benefit from ongoing innovation. For example, we recently introduced end-to-end lifecycle automation for managing virtual machines and a new release of our IT service automation software that includes enhancements to the IT asset management application as well as new capabilities for agile software development.

Strengthen our customer community. We have an enthusiastic and engaged customer community that contributes to our success through their willingness to share their ServiceNow experiences with other potential customers. Customer needs drive our development efforts. To support our customer community and encourage collaboration, we host Knowledge, our annual user conference. Participation by our customers at Knowledge has grown ten-fold, with approximately 100 attendees at our first conference in 2007 growing to approximately 1,840 attendees in 2012. We will continue to leverage our large and growing customer community to expose our existing customers to new use cases and increase awareness of our service.

Develop our partner ecosystem. We intend to further develop our existing partner ecosystem by establishing agreements with strategic resellers, system integrators and independent software vendors to provide broader customer coverage, access to senior executives and solution delivery capabilities, as well as extending the breadth of application coverage through complementary partner offerings. As we expand our base of partners, we intend to grow our indirect sales team and marketing efforts to support our distribution network.

Further promote our extensible platform. We plan to grow investments in our platform to better enable the creation of custom applications to address specific business issues. We believe our platform is currently deployed to address a wide variety of non-IT use cases in areas such as human resources, facilities and quality control management. We believe our platform provides substantial application development capabilities and we intend to further promote the potential of our platform as a strategy to penetrate large and growing markets.

Our Service

Our core applications are specifically designed to automate ITIL-based processes. We also offer extended IT applications and allow customers to build custom applications designed to automate processes unique to their businesses. All of these applications run on our platform and are provided as a hosted service under a SaaS business model.

Our service includes the following applications:

Core ITIL Applications

•	Incident Management manages the process of restoring a failed service to an operational state.

•	Problem Management manages the process of resolving the root cause of recurring service outages or issues affecting multiple users.

•	Change Management manages the proposal and approval process for changes to be made to the IT infrastructure.

•	Release Management assigns, manages and monitors the various tasks comprising the actual implementation or execution of a proposed change.

•	Configuration Management Database, or CMDB, serves as the inventory repository of all hardware, software and network equipment comprising the IT infrastructure.

•	Service Catalog displays the various goods and services an IT department makes available to the rest of the organization.

•	Knowledge Management stores and displays “knowledge articles” or documents for use by the IT staff or broader supported employee base.

•	Service Portfolio Management presents business services offered to the enterprise by the IT organization in consumer-oriented fashion.

•	Service Level Agreement Management monitors and manages progress being made by IT staff on the completion of assigned tasks which have specific due dates.

Extended IT Applications

•	Project and Portfolio Management tracks and manages projects planned or being worked on by the IT staff.

•	IT Cost Management tracks and monitors staff work time, project-related expenses and labor costs.

•	IT Asset Management tracks the financial elements of IT infrastructure.

•	IT Governance Risk and Compliance details applications, databases, servers, network equipment and personnel for a regulatory or compliance audit.

•	Software Development Lifecycle Management tracks and manages new features and functions to be developed in upgrades or new software applications.

•

Discovery discovers the various hardware and software assets comprising the IT infrastructure as well as mapping the operational dependencies between those assets, and then populates and maintains that inventory in the CMDB application. Each of these processes occurs automatically.

•

Runbook Automation is designed to automatically execute complex yet routine and repeatable projects in the datacenter, allowing organizations to automate business and IT processes that would otherwise be done manually.

Custom Applications

Our customers and partners can purchase the use of our platform to build custom applications designed to automate processes that are unique to their businesses. Some examples include human resources, facilities and quality control management applications.

Platform

Our proprietary platform serves as the development environment for our suite of applications and custom applications, built by or for our customers and partners. Applications can leverage shared platform resources to increase system automation, process integration, interface usability and data consistency. Platform resources include workflow automation, notification, assignment and escalation, third-party integration capabilities, reporting and business intelligence, social and collaboration and administration capabilities.

Professional Services

Customers configure their implementation of our service to accommodate their unique organizational structures and workflows as well as to integrate our service with other technologies in their environments. We provide technical training and implementation services to customers through our professional services team and through a network of certified partners. Customers may also implement our service independently or use a third party. Our professional services include customer guidance on implementation, as well as comprehensive integration and implementation projects, and can include the development of custom applications. Customers typically implement applications in phases and each phase is governed by a separate statement of work. Typical professional service engagements vary in length from a few weeks to several months depending on the scope and size of the customer initiative.

Customer Support

We offer customer support from our offices in San Diego, California and London. Customers can call or email us at anytime to report issues with or ask questions regarding our service. We provide 24/7 support through phone, email, online documentation and an online forum. Our support staff is comprised of highly experienced and knowledgeable technicians that receive significant training on the deployment and maintenance of our service, as well as the operations of our data centers. There is no additional charge for customer support.

Technology

We designed our cloud-based service to support large global enterprises. The architecture, design, deployment and management of our service are focused on:

Scalability. Our service is designed to support concurrent user sessions within a global enterprise, processing thousands of record-producing transactions and managing multiple terabytes of data while continuing to deliver best-in-class transaction processing time.

Availability. Our customers are highly dependent on our service for the day–to-day operations of their IT infrastructure. Our service is designed as an “always on” solution.

Security. Our service hosts and manages a large quantity of highly sensitive customer data. We employ a number of technologies, policies and procedures to protect customer data. We offer data centers that have SSAE 16 or ISO 27001 attestations or equivalent attestations.

We have a standardized Java-based development environment with the majority of our software written in industry standard software programming languages. We also use Web 2.0 technologies like AJAX and HTML which give users an intuitive and familiar experience. Our hardware primarily consists of industry standard servers and network components. Our standard operating system and database are Linux and MySQL, respectively, and the system is highly portable across multiple platforms including Microsoft Windows, Microsoft SQL Server and Oracle databases.

Unlike many SaaS vendors, we operate a multi-instance architecture that provides all customers with dedicated applications and databases. Most customers run on shared infrastructure servers while larger customers may run on dedicated servers. This architecture reduces risk associated with infrastructure outages, improves system scalability and security, and allows for flexibility in deployment location. We are also investing in enhancements to our cloud architecture, which are designed to provide all our customers with increased data reliability and availability.

We offer our customers the option to purchase dedicated hardware in our data centers. In addition, our multi-instance architecture gives us the added flexibility to deploy our applications on-premises at a customer data center in order to support regulatory or security requirements. When our software is installed at the customer site, we define the hardware requirements that the customer must install and manage. We then remotely install and maintain the applications in a similar way to how we manage customer instances deployed in our own managed data centers. A small percentage of our customers run an on-premises solution.

Sales and Marketing

We sell our product and services through direct field sales and indirect channel sales. Our primary sales channel in North America is direct sales, and we also partner with strategic resellers and system integrators. For international markets outside of the United Kingdom and Germany we have historically partnered with strategic resellers. In the past year we have made significant investments in direct sales in many markets.

Our marketing efforts and lead generation activities consist primarily of customer referrals, Internet advertising, trade shows and industry events and press releases. We also host Knowledge conferences and webinars where customers both participate in and present a variety of programs designed to help accelerate marketing success with our service and platform.

As of September 30, 2012 we had 330 employees in sales and marketing.

Customers

We primarily market our service to large enterprises, which we define as companies with over $750 million in revenues and a minimum of 200 IT employees, and public sector organizations. We have proven scalability supporting large enterprise wide deployments. As of September 30, 2012, we had 1,346 customers that operate in a wide variety of industries, including financial services, consumer products, IT services, health care and technology. Representative customers during the first nine months of 2012 included:

2e2	Dimension Data	Kimberly-Clark
Advanced Micro Devices	Ellucian	Ohio State University Medical Center
Allina Health	Flextronics	Orange Business Services
Barclays	Health Partners	Philip Morris International
CompuCom	JT International	Qualcomm
Deutsche Bank	Johnson & Johnson Services	Shaw Industries

Data Center Operations

We currently run our service from twenty data centers around the world, including the United States, Canada, the United Kingdom, the Netherlands, Switzerland and Australia. We have substantially completed our transition from a managed service hosting model, where a third party manages many aspects of the operations of the hosting infrastructure, to a co-location model, where we will have more direct control over the infrastructure and its operation. By December 31, 2012, we expect to have thirteen data centers globally, two in each serving region operating in a mirrored configuration to provide high availability. For our U.S. federal government customers we are in the process of becoming compliant with the Federal Information Security Management Act. We may also add data centers to meet regulatory requirements or accommodate growth.

Research and Development

Our ability to compete depends in large part on our continuous commitment to research and development and our ability to timely introduce new products, technologies, features and functionality. Our research and development organization is responsible for the design, development, testing and certification of our products and services. Our efforts are focused on developing new products and core technologies and further enhancing the functionality, reliability, performance and flexibility of existing solutions. We focus our efforts on anticipating customer demand in bringing new products and new versions of existing products to market quickly in order to remain competitive in the marketplace.

As of September 30, 2012, we had 164 employees in our research and development group. Our research and development expenses were $2.4 million, $7.2 million and $7.0 million in fiscal 2009, 2010 and 2011, respectively, $2.8 million and $7.0 million in the six months ended December 31, 2010 and 2011, respectively, and $7.0 million and $26.1 million in the nine months ended September 30, 2011 and 2012, respectively.

Competition

The market for enterprise IT management solutions is fragmented, rapidly evolving and highly competitive. We face competition from in-house solutions, large integrated systems vendors and smaller companies with point solutions. Our competitors vary in size and in the breadth and scope of the products and services offered. Our primary competitors include BMC Software, Inc., CA, Inc., Hewlett-Packard Company and International Business Machines Corporation, all of which can bundle competing products and services with other software offerings, or offer them at a low price as part of a larger sale. With the introduction of new technologies, evolution of our product offerings and new market entrants, we expect competition to intensify in the future.

The principal competitive factors in our industry include total cost of ownership, product functionality, breadth of offerings, flexibility and performance. We believe that we compete favorably with our competitors on each of these factors. However, many of our primary competitors have greater name recognition, longer operating histories, more established customer relationships, larger marketing budgets and significantly greater resources than we do.

Intellectual Property

We rely upon a combination of copyright, trade secret and trademark laws and contractual restrictions, such as confidentiality agreements and licenses, to establish and protect our proprietary rights. We have only recently begun to develop a strategy to seek patent protections for our technology. We pursue the registration of our domain names and trademarks and service marks in the United States and in certain locations outside the United States.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or obtain and use our technology to develop products and services that provide features and functionality that are similar to our service offerings. Policing unauthorized use of our technology is difficult. The laws of the countries in which we market our service may offer little or no effective protection of our proprietary technology. Our competitors could also independently develop services equivalent to ours, and our intellectual property rights may not be broad enough for us to prevent competitors from doing so. Reverse engineering, unauthorized copying or other misappropriation of our proprietary technology could enable third parties to benefit from our technology without paying us for it, which would significantly harm our business.

We expect that we and others in our industry may be subject to third-party infringement claims as the number of competitors grows and the functionality of products and services overlaps. Our competitors could make a claim of infringement against us with respect to our service and underlying technology. Third parties may currently have, or may eventually be issued, patents upon which our current solution or future technology infringe. Any of these third parties might make a claim of infringement against us at any time.

Employees

As of September 30, 2012, we had 963 full-time employees worldwide, including 330 in sales and marketing, 361 in operations, professional services, training and customer support, 164 in research and development and 108 in general and administrative roles. None of our U.S. employees is represented by a labor union with respect to his or her employment. Employees in certain European countries have the benefits of collective bargaining arrangements at the national level. We have not experienced any work stoppages.

Facilities

Our principal office is located in San Diego, California. We also maintain offices in multiple locations in the United States and internationally, including San Jose, New York, Seattle, London, Amsterdam and Sydney. We are currently seeking additional space in San Jose and London as needed to satisfy our growth.

Legal Proceedings

From time to time, we may become involved in legal proceedings arising in the ordinary course of our business. We are not presently a party to any legal proceedings that, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, financial condition or cash flows.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors as of September 30, 2012:

Name	Age	Position
Executive Officers:

Frank Slootman	53	President, Chief Executive Officer and Director

Frederic B. Luddy	57	Chief Product Officer and Director

Michael P. Scarpelli	45	Chief Financial Officer

David L. Schneider	44	Senior Vice President of Worldwide Sales and Services

Arne Josefsberg	54	Chief Technology Officer

Daniel R. McGee	52	Senior Vice President of Engineering

Directors:

Paul V. Barber(2)	50	Chairman of the Board of Directors

Ronald E. F. Codd(1)(3)	57	Director

Douglas M. Leone(2)	55	Director

Jeffrey A. Miller(1)(2)	61	Director

Charles E. Noell, III(3)	60	Director

William L. Strauss(1)(3)	54	Director

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Nominating and Governance Committee.

Executive Officers

Frank Slootman has served as our President and Chief Executive Officer, and as a director, since May 2011. Mr. Slootman served as a partner with Greylock Partners, a venture capital firm, from March 2011 to April 2011, and served as an advisor to EMC Corporation, an information technology company, from January 2011 to February 2012. From July 2009 to December 2010, Mr. Slootman served as President of the Backup Recovery Systems Division at EMC. From July 2003 to July 2009, Mr. Slootman served as President and Chief Executive Officer of Data Domain, Inc., an electronic storage solution company, which was acquired by EMC in 2009. Prior to joining Data Domain, Mr. Slootman served as an executive at Borland Software Corporation from June 2000 to June 2003, most recently as Senior Vice President of Products. From March 1993 to June 2000, Mr. Slootman held management positions for two enterprise software divisions of Compuware Corporation. Mr. Slootman holds undergraduate and graduate degrees in Economics from the Netherlands School of Economics, Erasmus University Rotterdam. Our board believes that Mr. Slootman’s business expertise, including his prior executive level leadership, gives him the operational expertise, breadth of knowledge and valuable understanding of our industry which qualifies him to serve as a member of our board of directors.

Frederic B. Luddy has served as our Chief Product Officer since May 2011. Mr. Luddy founded ServiceNow in June 2004 and served as our President and Chief Executive Officer from that time until May 2011 and as a director since June 2004. From April 1990 to October 2003, Mr. Luddy served as Chief Technology Officer of Peregrine Systems, Inc., an enterprise software company that filed for protection under Chapter 11 of the United States Bankruptcy Code in September 2002. Prior to joining Peregrine Systems, Mr. Luddy founded Enterprise Software Associates, a software company, and was employed by Boole and Babbage, Inc., a software company, and the Amdahl Corporation, an information technology company. Our board believes Mr. Luddy’s experience as the founder of ServiceNow, his knowledge of software and the software industry, as well his executive level experience and software and hardware development expertise give him the breadth of knowledge and leadership capabilities which qualify him to serve as a member of our board of directors.

Michael P. Scarpelli has served as our Chief Financial Officer since August 2011. From July 2009 to August 2011, Mr. Scarpelli served as Senior Vice President of Finance & Business Operations of the Backup Recovery Systems Division at EMC. From September 2006 to July 2009, Mr. Scarpelli served as Chief Financial Officer of Data Domain. Prior to joining Data Domain, Mr. Scarpelli served as Executive Vice President and Chief Financial Officer for Lexar Media, Inc., a flash memory manufacturer, from January 2006 until Lexar was acquired by Micron Technology, Inc. in August 2006. From January 2002 to December 2005, Mr. Scarpelli held senior positions at HPL Technologies, Inc., a provider of yield management software and test chip solutions, most recently as Senior Vice President and Chief Financial Officer. Mr. Scarpelli began his career at PricewaterhouseCoopers LLP from May 1989 to December 2001. Mr. Scarpelli holds a B.A. in Economics from the University of Western Ontario.

David L. Schneider has served as our Senior Vice President of Worldwide Sales and Services since June 2011. From July 2009 to March 2011, Mr. Schneider served as Senior Vice President of Worldwide Sales of the Backup Recovery Systems Division of EMC. From January 2004 to July 2009, Mr. Schneider held senior positions at Data Domain, most recently Senior Vice President of Worldwide Sales. Prior to joining Data Domain, Mr. Schneider served as Vice President of Alliances, Channel and OEM Sales for Borland Software from January 2003 to December 2003. From May 2002 to January 2003, Mr. Schneider served as Vice President of Western United States Sales for TogetherSoft Corporation (later acquired by Borland Software). From January 1999 to May 2002, Mr. Schneider was Western Regional Manager at Iona Technologies, Inc., an infrastructure software company. Mr. Schneider holds a B.A. in Political Science from the University of California, Irvine.

Arne Josefsberg has served as our Chief Technology Officer since September 2011. Prior to joining us, Mr. Josefsberg held various positions with Microsoft Corporation over the last 25 years, most recently as general manager of Windows Azure Infrastructure from November 2009 to September 2011, and as General Manager of Infrastructure Services, Global Foundation Services from March 2006 to October 2009. Mr. Josefsberg holds an M.S. in Physics from the Lund Institute of Technology in Sweden.

Daniel R. McGee has served as our Senior Vice President of Engineering since August 2011. From July 2009 to August 2011, Mr. McGee served as Senior Vice President of Engineering and Support of the Backup Recovery Systems Division of EMC. From February 2006 to July 2009, Mr. McGee held senior positions at Data Domain, most recently Senior Vice President of Engineering and Support. Prior to joining Data Domain, Mr. McGee served as Vice President of Engineering at Aventail Corporation from March 2004 to February 2006 and held various positions at Pinnacle Systems, Inc. from August 1999 to March 2004 including the joint position of Director of Network Solutions and General Manager of Distributed Broadcast Solutions. Mr. McGee holds a B.S. in Electrical Engineering & Computer Science from Oregon State University and an M.S. in Engineering Management from Stanford University.

Directors

Paul V. Barber has served on our board of directors since June 2005. In November 1998, Mr. Barber joined JMI Equity, a venture capital firm, where he now serves as a Managing General Partner. Mr. Barber also serves on the boards of directors of several private companies. From 1990 to 1998, Mr. Barber was the Managing Director and Head of the Software Investment Banking Practice at Alex. Brown & Sons. Mr. Barber received an A.B. in Economics from Stanford University and an M.B.A. from the Harvard Business School. Our board believes that Mr. Barber’s management experience and his service on other boards of directors in the information technology industry, including his experience in finance, give him the breadth of knowledge and valuable understanding of our industry which qualify him to serve as a member of our board of directors.

Ronald E. F. Codd has served on our board of directors since February 2012. Mr. Codd has been an independent business consultant since April 2002. From January 1999 to April 2002, Mr. Codd served as President, Chief Executive Officer and a director of Momentum Business Applications, Inc., an enterprise software company. From September 1991 to December 1998, Mr. Codd served as Senior Vice President of Finance and Administration and Chief Financial Officer of PeopleSoft, Inc. Mr. Codd has served as a member of the board of directors of Rocket Fuel, Inc. since February 2012. Mr. Codd has served on numerous information technology boards including most recently DemandTec, Inc., Interwoven, Inc. and Data Domain. Mr. Codd holds a B.S. in Accounting from the University of California, Berkeley and an M.M. in Finance and M.I.S. from the Kellogg Graduate School of Management at Northwestern University. Mr. Codd is also a member of the adjunct faculty at Golden Gate University in San Francisco, California. Our board believes that Mr. Codd’s management experience and his software industry experience, including his experience in finance, give him the breadth of knowledge and valuable understanding of our industry which qualify him to serve as a member of our board of directors.

Douglas M. Leone has served on our board of directors since November 2009. Mr. Leone has been a Managing Member of Sequoia Capital, a venture capital firm, since July 1988. Prior to joining Sequoia Capital, Mr. Leone held sales and sales management positions at Sun Microsystems, Inc., Hewlett-Packard Company and Prime Computer, Inc. Mr. Leone has served on the board of directors of Aruba Networks, Inc. since 2002. Mr. Leone holds a B.S. in Mechanical Engineering from Cornell University, an M.S. in Industrial Engineering from Columbia University and an M.S. in Management from the Massachusetts Institute of Technology. Our board believes that Mr. Leone’s investment experience in the Internet and software industries, as well as his background in sales and sales management, provide valuable insight regarding our business and qualify him to serve as a member of our board of directors.

Jeffrey A. Miller has served on our board of directors since February 2011. Mr. Miller has served as President and Chief Executive Officer of JAMM Ventures, a consulting and venture capital firm, since January 2002. Mr. Miller currently serves as a trustee for Santa Clara University since October 2012. From January 2002 to March 2006, Mr. Miller also served as a Venture Partner with Redpoint Ventures. Mr. Miller previously served on the board of directors of Data Domain from October 2006 to July 2009 and McAfee, Inc. from June 2008 to February 2011. Mr. Miller holds a B.S. in Electrical Engineering and Computer Science and an M.B.A. from Santa Clara University. Our board believes that Mr. Miller’s consulting and investment experience and his service on the boards of directors of other companies in the information technology industry give him the appropriate set of skills which qualify him to serve as a member of our board of directors.

Charles E. Noell, III has served on our board of directors since February 2012. From January 1992 through December 2010, Mr. Noell served as President and Chief Executive Officer of JMI Services, Inc. and since December 2010 has served as President of JMI Services, LLC, each a family office. Mr. Noell co-founded JMI Equity, a venture capital firm, in 1992, has served as a General Partner since its founding and has served as a Venture Partner since 2007. From March 1996 to August 2012, Mr. Noell served as a member of the Executive Committee of Padres, Inc., the general partner of Padres L.P., the owner of the San Diego Padres Major League Baseball franchise. Mr. Noell holds a B.A. in History from the University of North Carolina at Chapel Hill and an M.B.A. from Harvard University. Our board believes that Mr. Noell’s investment experience in the information technology industry gives him the breadth of knowledge and understanding of our industry which qualify him to serve as a member of our board of directors.

William L. Strauss has served on our board of directors since February 2011. From September 2011 to September 2012, Mr. Strauss served as Chief Executive Officer and director of Shoedazzle.com, Inc., an online fashion company. From November 1999 to September 2011, Mr. Strauss served as Chief Executive Officer and a director of Provide Commerce, Inc., an e-commerce marketplace of websites, which was acquired by Liberty Media Corporation in 2006. Mr. Strauss holds a B.A. in Accounting from Syracuse University. Our board believes that Mr. Strauss’ management experience gives him the appropriate set of skills which qualify him to serve as a member of our board of directors.

Our executive officers are elected by, and serve at the discretion of, our board of directors. There are no family relationships among any of our directors or executive officers.

Board of Directors

The rules of the New York Stock Exchange require that a majority of the members of our board of directors be independent. Our board of directors has determined that six of our directors are independent as determined under the rules of the New York Stock Exchange: Messrs. Barber, Codd, Leone, Miller, Noell and Strauss.

Messrs. Barber, Leone, Luddy and Noell were appointed to our board of directors by certain of our stockholders pursuant to a voting agreement, which was terminated upon the closing of our initial public offering. The current members of our board of directors will continue to serve as directors until their resignation or until their successors are duly elected.

Our restated certificate of incorporation divides our board of directors into three classes, with staggered three-year terms:

•	Class I directors, whose initial term will expire at the annual meeting of stockholders to be held in 2013;

•	Class II directors, whose initial term will expire at the annual meeting of stockholders to be held in 2014; and

•	Class III directors, whose initial term will expire at the annual meeting of stockholders to be held in 2015.

At each annual meeting of stockholders after the initial classification, the successors to directors whose terms have expired will be elected to serve from the time of election and qualification until the third annual meeting following election. Currently, the Class I directors consist of Messrs. Barber, Codd and Slootman; the Class II directors consist of Messrs. Noell and Strauss; and the Class III directors consist of Messrs. Leone, Luddy and Miller. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

In addition, under our restated certificate of incorporation and restated bylaws, (1) our board of directors may set the authorized number of directors and (2) only our board of directors may fill vacancies on our board of directors. Any director appointed to fill a vacancy shall serve for the remaining term of the directorship that would have been served by the director he or she replaced. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors.

The classification of our board of directors and provisions described above may have the effect of delaying or preventing changes in our control or management. See “Description of Capital Stock—Anti-Takeover Provisions—Restated Certificate of Incorporation and Restated Bylaw Provisions.”

Board Leadership Structure

Our board of directors has an independent chairman, Mr. Barber. We believe that separation of the positions of chairman and chief executive officer reinforces the independence of our board of directors in its oversight of our business and affairs. In addition, we believe that having an independent board chairman creates an environment that is more conducive to objective evaluation and oversight of management’s performance, increasing management accountability and improving the ability of our board of directors to monitor whether management’s actions are in the best interests of our company and stockholders. As a result, we believe that having an independent board chairman enhances the effectiveness of the board of directors as a whole.

Role of the Board in Risk Oversight

One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure and our Audit Committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management are undertaken. The Audit Committee also monitors compliance with legal and regulatory requirements. Our Compensation Committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

Board Committees

Our board of directors has an Audit Committee, a Compensation Committee and a Nominating and Governance Committee, each of which has the composition and responsibilities described below. Members serve on these committees until their resignations or until otherwise determined by our board of directors.

Audit Committee

Our Audit Committee comprises Mr. Codd, who is the chair of the Audit Committee, and Messrs. Miller and Strauss. The composition of our Audit Committee meets the requirements for independence under the current New York Stock Exchange and SEC rules and regulations. Each member of our Audit Committee is financially literate. In addition, our board of directors has determined that Mr. Codd is an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act. The designation does not impose on Mr. Codd any duties, obligations or liabilities that are greater than are generally imposed on members of our Audit Committee and our board of directors. All audit services to be provided to us and all permissible non-audit services to be provided to us by our independent registered public accounting firm will be approved in advance by our Audit Committee. Our board of directors has adopted a revised charter for our Audit Committee. Our Audit Committee, among other things:

•	selects a firm to serve as the independent registered public accounting firm to audit our financial statements;

•	helps ensure the independence of the independent registered public accounting firm;

•	discusses the scope and results of the audit with the independent registered public accounting firm, and review, with management and that firm, our interim and year-end operating results;

•	develops procedures for employees to anonymously submit concerns about questionable accounting or audit matters;

•	considers the adequacy of our internal accounting controls and audit procedures; and

•	approves or, as permitted, pre-approves all audit and non-audit services to be performed by the independent registered public accounting firm.

Compensation Committee

Our Compensation Committee comprises Mr. Miller, who is the chair of the Compensation Committee, and Messrs. Barber and Leone. The composition of our Compensation Committee meets the requirements for independence under the current New York Stock Exchange and SEC rules and regulations. Each member of this committee is a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended, and an outside director, as defined pursuant to Section 162(m) of the Internal

Revenue Code of 1986, as amended, or the Code. The purpose of our Compensation Committee is to discharge the responsibilities of our board of directors relating to compensation of our executive officers. Our board of directors has adopted a revised charter for our Compensation Committee. Our Compensation Committee, among other things:

•	reviews and approves, or recommends that our board of directors approve, the compensation of our executive officers;

•	reviews and recommends to our board of directors the compensation of our directors;

•	reviews and approves the terms of any material agreements with our executive officers;

•	administers our stock and equity incentive plans;

•	reviews and makes recommendations to our board of directors with respect to incentive compensation and equity plans; and

•	establishes and reviews our overall compensation philosophy.

Nominating and Governance Committee

Our Nominating and Governance Committee comprises Mr. Strauss, who is the chair of the Nominating and Governance Committee, Mr. Codd and Mr. Noell. The composition of our Nominating and Governance Committee meets the requirements for independence under the current New York Stock Exchange and SEC rules and regulations. Our board of directors has adopted a charter for our Nominating and Governance Committee. Our Nominating and Governance Committee, among other things:

•	identifies, evaluates and recommends nominees to our board of directors and committees of our board of directors;

•	conducts searches for appropriate directors;

•	evaluates the performance of our board of directors;

•	considers and makes recommendations to our board of directors regarding the composition of our board of directors and its committees;

•	reviews related party transactions and proposed waivers of the code of conduct;

•	reviews developments in corporate governance practices; and

•	evaluates the adequacy of our corporate governance practices and reporting.

We have posted the charters of our Audit, Compensation and Nominating and Governance Committees, and will post any amendments that may be adopted from time to time, on our website.

Compensation Committee Interlocks and Insider Participation

No member of our Compensation Committee is an executive officer or employee of ours. None of our officers currently serves, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more officers serving as a member of our board of directors or Compensation Committee. We have had a compensation committee since October 2010. Prior to establishing the Compensation Committee, our full board of directors made decisions relating to compensation of our officers.

Code of Business Conduct and Ethics

Our board of directors has adopted written codes of business conduct and ethics that apply to our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer, controller, or person performing similar functions. We have posted the codes of business conduct and ethics, and will post any amendments that may be adopted from time to time, on our website.

Director Compensation

The following table sets forth information concerning the compensation that we paid or awarded during fiscal 2011 and the six months ended December 31, 2011 to each of our non-employee directors:

Name	Period	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)	Total ($)
Paul V. Barber	*	—	—	—
	2011	—	—	—
Andrew M. Leitch(2)	*	20,000	—	20,000
	2011	20,000	165,140	185,140
Douglas M. Leone	*	—	—	—
	2011	—	—
Jeffrey A. Miller	*	—	—	—
	2011	—	278,980	278,980
William L. Strauss	*	—	—	—
	2011	—	278,980	278,980

*	Effective February 3, 2012, we changed our fiscal year-end from June 30 to December 31. Amounts in this row are for the six months ended December 31, 2011.
(1)

Amounts listed represent the aggregate fair value amount computed as of the grant date of each option and award during fiscal 2011 in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in Note 12 to our consolidated financial statements. As required by SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. Our directors will only realize compensation to the extent the trading price of our common stock is greater than the exercise price of such stock options.

(2)	Mr. Leitch resigned from our board of directors in February 2012.

Messrs. Codd and Noell were elected to our board of directors in February 2012 and did not receive any compensation for fiscal 2011 or the six months ended December 31, 2011.

For fiscal 2011 and the six months ended December 31, 2011, our board of directors adopted a compensation policy for our non-employee directors who are not affiliated with any holder of more than 10% of our common stock. The policy provided for an annual board service retainer of $20,000 to the director serving as the chair of the Audit Committee, payable upon the appointment as chairman and annually thereafter. In addition, any newly appointed eligible non-employee director was entitled to receive a nonqualified stock option for 200,000 shares, vesting in equal monthly installments over four years.

In April 2012, we adopted a new non-employee director compensation policy that became effective following the closing of our initial public offering. Under the new policy, each non-employee director receives a cash retainer of $25,000 per year and an annual stock option grant of 50,000 shares, vesting one year from the date of grant. In addition, any non-employee director acting as the chairperson of the Audit Committee, Compensation Committee or Nominating and Governance Committee receives an annual cash retainer of $20,000, $10,000 and $5,000, respectively. Any non-employee director serving as a member of the Audit Committee, Compensation Committee or Nominating and Governance Committee, other than the chairperson, receives an annual cash retainer of $5,000, $3,750 and $2,500, respectively. Further, any person first elected or appointed as a non-employee member of our board of directors following the closing of our initial public offering receives a stock option grant of 100,000 shares, vesting annually over three years. In connection with this policy, an initial stock option grant to purchase 100,000 shares with an exercise price equal to the initial public offering price of $18.00 per share, to vest annually over three years, was awarded to each of Messrs. Barber, Leone and Noell on June 28, 2012, the date of the pricing of our initial public offering. No director shall be entitled to per-meeting fees.

All directors are also entitled to reimbursement for reasonable travel expenses incurred in attending meetings of our board of directors and committees of the board of directors.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview

The following discussion and analysis of compensation arrangements of our executive officers should be read together with the compensation tables and related disclosures set forth below. This discussion contains forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. The actual amount and form of compensation and the compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion.

This section discusses the principles underlying our executive compensation policies and decisions and the most important factors relevant to an analysis of these policies and decisions. In addition, we explain how and why our board of directors and the Compensation Committee of our board of directors arrived at specific compensation policies and decisions involving our executive officers during fiscal 2011 and the six months ended December 31, 2011.

This Compensation Discussion and Analysis provides information about the material components of our executive compensation program for the following executive officers, to whom we refer collectively in this prospectus as the named executive officers.

•	Frank Slootman, our President and Chief Executive Officer, or CEO;

•	Michael P. Scarpelli, our Chief Financial Officer;

•	Frederic B. Luddy, our Chief Product Officer;

•	Arne Josefsberg, our Chief Technology Officer;

•	David L. Schneider, our Senior Vice President of Worldwide Sales and Services;

•	Daniel R. McGee, our Senior Vice President of Engineering; and

•	Andrew J. Chedrick, our former Chief Financial Officer.

We hired Mr. Slootman as our President and CEO in May 2011. At that time, Mr. Luddy, our founder, who had been serving as our President and CEO, was appointed our Chief Product Officer. We hired Mr. Schneider as our Senior Vice President of Sales in June 2011.

We hired Mr. Scarpelli as our Chief Financial Officer in August 2011. At that time, Mr. Chedrick, who had been serving as our Chief Financial Officer, was appointed our Vice President, Finance. Mr. Chedrick resigned his position as an employee of our company effective January 2012.

We hired Mr. McGee as our Senior Vice President, Engineering in August 2011. We hired Mr. Josefsberg as our Chief Technology Officer in September 2011. To better reflect the scope of their roles and responsibilities, Mr. Schneider’s title was subsequently changed to Senior Vice President of Worldwide Sales and Services and Mr. McGee’s title was subsequently changed to Senior Vice President of Engineering.

Executive Compensation Philosophy and Objectives

We believe in providing a competitive total compensation package to our executive officers through a combination of base salary, performance-based bonuses, equity incentive awards and broad-based welfare and health benefit plans. Our executive compensation program is designed to achieve the following objectives:

•	attract, motivate and retain executive officers of outstanding ability and potential;

•	reward the achievement of key performance measures; and

•	ensure that executive compensation is meaningfully related to the creation of stockholder value.

We believe that our executive compensation program should include short-term and long-term components, including cash and equity incentive compensation, and should reward consistent performance that meets or exceeds expectations. We evaluate both performance and compensation to make sure that the compensation provided to our executive officers remains competitive relative to compensation paid by companies of similar size operating in the software services industry, taking into account our relative performance and our own strategic objectives.

Executive Compensation Design

Our current executive compensation program reflects our stage of development as a privately-held company. Accordingly, the compensation of our executive officers, including the named executive officers, has consisted of base salary, quarterly and annual cash bonus opportunities, equity compensation in the form of stock options and certain employee welfare and health benefits.

The key component of our executive compensation program has been equity awards in the form of options to purchase shares of our common stock. As a privately-held company, we have emphasized the use of equity to provide incentives for our executive officers to focus on the growth of our overall enterprise value and, correspondingly, to create value for our stockholders. Until March 2012, we used stock options as our sole equity award vehicle for all of our employees. In March 2012, we issued restricted stock units, or RSUs, for the first time. We believe that stock options and RSUs offer our executive officers, including the named executive officers, a valuable long-term incentive that aligns their interests with the long-term interests of our stockholders. Going forward, as we deem appropriate, we may introduce other forms of stock-based compensation awards into our executive compensation program to offer our executive officers additional types of long-term equity incentives that further this objective.

We also offer cash compensation in the form of base salaries and quarterly and annual cash bonus opportunities. Typically, we have structured our cash bonus opportunities to focus on the achievement of specific short-term financial objectives that will further our longer-term growth objectives.

We have not adopted any formal policies or guidelines for allocating compensation between current and long-term compensation, between cash and non-cash compensation, or among different forms of non-cash compensation. Instead, our board of directors and, since October 2010, the Compensation Committee, have reviewed each component of executive compensation separately and also take into consideration the value of each executive officer’s compensation package as a whole and its relative size in comparison to our other executive officers.

As we have transitioned from a privately-held company to a publicly-traded company, we continue to evaluate our philosophy and compensation programs as circumstances require. At a minimum, we will review executive compensation annually. As part of this review process, we expect to apply our values and the objectives outlined above, while considering the compensation levels needed to ensure our executive compensation program remains competitive. We will also review whether we are meeting our retention objectives and the potential cost of replacing a key employee.

Executive Compensation Process

Role of the Compensation Committee. The Compensation Committee, which is currently composed entirely of independent directors, was established in October 2010. Prior to establishing the Compensation Committee, our board of directors made all decisions concerning the compensation of our executive officers.

Upon establishing the Compensation Committee, our board of directors delegated to it responsibility for reviewing and approving the compensation of our executive officers. The role of the Compensation Committee was to oversee our compensation and benefit plans and policies, to administer our equity incentive plans, and to annually review and approve or recommend to the board of directors for approval of the compensation decisions for our executive officers, including the named executive officers.

Historically, the board of directors or the Compensation Committee, as applicable, conducted a review of the aggregate level of our executive compensation, as well as the mix of elements used to compensate our executive officers. As a privately-held company, we based this review primarily on the experience of the non-employee members of our Compensation Committee and board of directors that are affiliated with venture investment firms and who sit on the boards of directors of other companies in the software and information technology sectors.

Role of Executive Officers. Historically, our CEO evaluated the performance of our executive officers (other than his own performance) on an annual basis and made recommendations to our board of directors or the Compensation Committee, as applicable, with respect to base salary adjustments, target bonus opportunities, actual bonus payments and equity incentive awards. Our CEO intends to continue this practice going forward.

While the Compensation Committee considered these recommendations in its deliberations, it exercised its own independent judgment in approving the executive compensation of our executive officers.

Role of Compensation Consultant. In November 2010, the Compensation Committee retained Compensia, Inc., or Compensia, a national compensation consulting firm, to assist it in developing our overall executive compensation program. Among other things, the Compensation Committee directed Compensia to provide its analysis of whether our existing compensation strategy and practices were consistent with our compensation objectives and to assist it in modifying our compensation program for executive officers to better achieve our objectives. As part of its duties, Compensia has performed the following projects for the Compensation Committee:

•	assisted in the development of a compensation peer group;

•	provided compensation data for similarly-situated executive officers at our peer group companies; and

•	updated the Compensation Committee on emerging trends and best practices in the area of executive compensation.

Compensia does not provide any other services to us.

Competitive Positioning

Prior to the Compensation Committee’s engagement of Compensia, our board of directors used publicly-available data relating to the compensation practices and policies of other companies within and outside our industry as a reference source in determining executive compensation. Typically, our board of directors applied its subjective judgment to make compensation decisions and did not formally benchmark our executive compensation against any particular group of companies or use a formula to set our executive officers’ compensation in relation to this data.

In connection with its engagement, the Compensation Committee directed Compensia to assist it in the development of a compensation peer group. Compensia provided the Compensation Committee with a recommended list of peer companies for its consideration. This recommended list consisted of companies with a SaaS business model that Compensia and the Compensation Committee determined compete with us for talent, are in the same geographical area and have a similar number of employees.

In February 2011, the Compensation Committee reviewed the following companies as the peer group to be used as a reference source in its executive compensation deliberations:

Art Technology Group Inc.	Constant Contact, Inc.
DemandTec, Inc.	Guidance Software, Inc.
IntraLinks Holdings, Inc.	Kenexa Corporation
LivePerson, Inc.	LogMeIn, Inc.
NaviSite, Inc.	NetSuite Inc.
OpenTable, Inc.	RealPage, Inc.
RightNow Technologies, Inc.	SuccessFactors, Inc.
Support.com, Inc.	Vocus, Inc.

Following the development of the peer group, Compensia provided the Compensation Committee and our CEO data and analysis of the executive compensation practices of the companies included in the peer group. As the Compensation Committee and CEO negotiated the employment agreements of our named executive officers in 2011, the information from Compensia was considered as part of the overall mix of information available to the Compensation Committee and our CEO. However, the elements of executive compensation, and the amounts of compensation agreed to, for each named executive officer were determined as a result of arms-length negotiations with the executive officers, and not as a result of any benchmarking against the peer group. In the future, the Compensation Committee may elect to formally benchmark the compensation of the named executive officers against a peer group of companies, and intends to review the peer group at least annually and make adjustments to its composition as necessary.

Elements of Executive Compensation

The compensation program for our executive officers consists of three principal components:

•	base salary;

•	performance-based and discretionary bonuses; and

•	equity incentive compensation.

Base Salary. The initial base salaries of our executive officers have been established through arm’s-length negotiation at the time the individual was hired, taking into account his or her qualifications, experience, the scope of his or her responsibilities, the competitive market compensation paid by other companies for similar positions within the industry and the base salaries of our other executive officers.

Thereafter, the base salaries of our executive officers, including the named executive officers, are reviewed annually, typically in connection with our annual performance review process, and adjusted from time to time to realign them with market levels after taking into account individual responsibilities, performance and experience. In making decisions regarding base salary adjustments, we may also draw upon the experience of members of our board of directors with other companies. The Compensation Committee has not previously applied specific formulas to determine base salary adjustments, although it may set future adjustments as a percentage of an executive officer’s then-current base salary.

The salaries paid to the named executive officers who were with our company in fiscal 2010 and 2011 were as follows:

Named Executive Officer	Fiscal 2010 Salary	Fiscal 2011 Salary
Frederic B. Luddy	$330,000	$330,000
Andrew J. Chedrick	255,000	255,000

In May 2011, we hired Mr. Slootman as our President and Chief Executive Officer. At that time, our board of directors set his annual base salary at $300,000. This amount was determined as part of the arm’s-length negotiation of the terms of Mr. Slootman’s employment, which was conducted on our behalf by members of the Compensation Committee and subsequently approved by our board of directors.

In June 2011, we hired Mr. Schneider as our Senior Vice President of Sales. At that time, the Compensation Committee set his annual base salary at $250,000. This amount was determined as part of the arm’s-length negotiation of the terms of Mr. Schneider’s employment, which was conducted on our behalf by our CEO and subsequently approved by the Compensation Committee.

In July 2011, the board of directors, based on the recommendation of the Compensation Committee, approved an adjustment to the base salary of Mr. Luddy from $330,000 to $300,000 to better reflect the scope of his role and responsibilities with our company. No changes were made to the base salaries of our CEO or Messrs. Chedrick and Schneider.

In August 2011, we hired Mr. Scarpelli as our Chief Financial Officer. At that time, the Compensation Committee set his annual base salary at $275,000. This amount was determined as part of the arm’s-length negotiation of the terms of Mr. Scarpelli’s employment, which was conducted on our behalf by our CEO and subsequently approved by the Compensation Committee.

In August 2011, we hired Mr. McGee as our Senior Vice President, Engineering. At that time, the Compensation Committee set his annual base salary at $260,000. This amount was determined as part of the arm’s-length negotiation of the terms of Mr. McGee’s employment, which was conducted on our behalf by our CEO and subsequently approved by the Compensation Committee.

In September 2011, we hired Mr. Josefsberg as our Chief Technology Officer. At that time, the Compensation Committees set his annual base salary at $275,000. This amount was determined as part of the arm’s-length negotiation of the terms of Mr. Josefsberg’s employment, which was conducted on our behalf by our CEO and subsequently approved by the Compensation Committee.

The salaries paid to the named executive officers during the six months ended December 31, 2011 and fiscal 2011 are set forth in “—Summary Compensation Table” below.

Cash Bonuses. We provide our executive officers, including the named executive officers, with the opportunity to earn quarterly and annual cash bonuses to encourage the achievement of corporate and individual objectives and to reward those individuals who significantly impact our corporate results. Our board of directors and, since October 2010, the Compensation Committee determine and approve our quarterly and annual bonus decisions.

For fiscal 2011, our board of directors adopted a bonus plan providing an opportunity for certain key employees, including our executive officers, to earn quarterly and annual cash bonuses. Beginning in October 2010, this bonus plan was administered by the Compensation Committee.

Fiscal 2011 Quarterly Bonuses. Under the fiscal 2011 bonus plan, the quarterly target bonus of each executive officer was equal to the product of (i) a dollar amount representing the maximum amount that the executive officer may be paid as a quarterly bonus payment, or the Target Quarterly Bonus, multiplied by (ii) a percentage representing the overall achievement of the target levels for the two performance measures for the quarter, or the Performance Goal Achievement. The Target Quarterly Bonus, the performance measures and related target levels, and the method for determining the Performance Goal Achievement for each executive officer were determined by our board of directors or the Compensation Committee, as applicable, after taking into consideration the recommendations of our CEO (for executive officers other than the CEO) at the time the performance measures and related target levels were determined for the executive officer.

Each of the named executive officers was eligible to receive a quarterly bonus. The Target Quarterly Bonus for Mr. Luddy was $75,000, while the Target Quarterly Bonus for Mr. Chedrick was $30,000. The Target Quarterly Bonuses for Messrs. Slootman and Schneider were $37,500 and $17,123, respectively, reflecting the portion of the fourth quarter of fiscal 2011 during which they were employed by us.

For purposes of the fiscal 2011 bonus plan, our board of directors selected year-to-date consolidated revenues and year-to-date consolidated adjusted earnings before interest and taxes, or adjusted EBIT, as the two corporate performance measures that best supported our annual operating plan and enhanced long-term value creation. For purposes of the fiscal 2011 bonus plan, adjusted EBIT meant consolidated net income as calculated under generally accepted accounting principles, adjusted to eliminate interest, provision for taxes, stock-based compensation expense, financial exchange gain or loss, and expenses incurred in connection with our preparation for an initial public offering of our equity securities.

For fiscal 2011, the target levels for these two performance measures were set as follows:

Quarter	Revenue Target Level	Adjusted EBIT Target Level
July 1, 2010—September 30, 2010	$15,248,000	$1,045,000
October 1, 2010—December 31, 2010	33,070,000	1,505,000
January 1, 2011—March 31, 2011	54,001,000	3,897,000
April 1, 2011—June 30, 2011	79,142,000	9,097,000

Our board of directors believed that achieving the target levels for these two performance measures would require a focused and consistent effort by our executive officers throughout fiscal 2011.

The Performance Goal Achievement for each quarter was the average of the performance achievement of each of the two performance goals described above (weighted equally) for such quarter. The level of achievement of each of the two performance goals was determined as follows:

If the actual company performance for the quarter was	Then the performance goal achievement for such quarter was
Equal to or greater than the corresponding target performance goal measure	100%
90% or greater but less than 100% of the corresponding target performance goal measure	50%-100	%(1)
Less than 90% of the target performance goal measure	0%

(1)	Between these values, determined on a straight-line basis.

The following table provides information regarding the quarterly bonus awards earned by the named executive officers who were with our company during fiscal 2011:

	Performance Period	Target Quarterly Bonus	Performance Goal Achievement	Actual Quarterly Bonus
Frederic B. Luddy	First Quarter	$75,000	100%	$75,000
	Second Quarter	75,000	100	75,000
	Third Quarter	75,000	100	75,000
	Fourth Quarter	75,000	100	75,000

				$300,000

Andrew J. Chedrick	First Quarter	$30,000	100%	$30,000
	Second Quarter	30,000	100	30,000
	Third Quarter	30,000	100	30,000
	Fourth Quarter	30,000	100	30,000

				$120,000

Frank Slootman	First Quarter	$—	—%	$—
	Second Quarter	—	—	—
	Third Quarter	—	—	—
	Fourth Quarter	37,500	100	37,500

				$37,500

David L. Schneider	First Quarter	$—	—%	$—
	Second Quarter	—	—	—
	Third Quarter	—	—	—
	Fourth Quarter	17,123	100	17,123

				$17,123

Fiscal 2011 Annual Bonuses. Under the fiscal 2011 bonus plan, our executive officers were also eligible to receive an annual bonus award. The Compensation Committee established a maximum bonus pool of $400,000. The actual amount available for payment as annual bonuses was based on a percentage of the difference between the increase in annual contract value for fiscal 2011 and the increase in annual contract value for fiscal 2010, and was $272,490. Messrs. Luddy and Chedrick, in their sole discretion after consulting with the Compensation Committee and other members of management as to the amount available for such bonuses, determined the amount of the annual bonus award for themselves and each other executive officer based on their subjective assessment of the individual performance of each executive officer for fiscal 2011. The determinations were subject to the final approval of the Compensation Committee.

Messrs. Luddy and Chedrick were eligible to receive annual bonus awards for fiscal 2011. In approving their individual annual bonuses, the Compensation Committee took into consideration the overall performance of each executive officer for the fiscal year, including his contributions to our company’s overall success. The annual bonus amounts received by Messrs. Luddy and Chedrick for fiscal 2011 were $91,840 and $54,670, respectively.

Since they did not join our company until late in the fiscal year, Mr. Slootman and Mr. Schneider did not receive an annual bonus award for fiscal 2011.

Six Months Ended December 31, 2011 Quarterly Bonuses. In July 2011, upon the recommendation of the Compensation Committee, our board of directors adopted a new bonus plan providing an opportunity for our executive officers, including the named executive officers, to earn quarterly cash bonuses based on corporate performance.

The amount of the bonus for each executive officer was equal to the product of (i) such executive officer’s Target Quarterly Bonus multiplied by (ii) the bonus payout percentage for the applicable quarter. The bonus payout percentage for each quarter was based on the increase in annual contract value during such quarter compared to the target increase in annual contract value during such quarter as set forth in our annual operating plan as follows.

If the actual company performance for the quarter was	Then the bonus payout percentage for such quarter was
Greater than the target increase in annual contract value	Greater than 100%(1)
80% or greater but less than or equal to 100% of the target increase in annual subscription value	0%-100%(2)
Less than 80% of the target increase in annual contract value	0%

(1)	By an amount equal to two times the corresponding percentage of overachievement.
(2)	Between these two values, determined on a straight-line basis.

In addition, the Compensation Committee had the discretion to adjust an individual bonus payout based on its evaluation of an executive officer’s individual performance or other corporate financial objectives.

The Compensation Committee selected increase in annual contract value as the appropriate corporate performance measure for the bonus plan since, in its view, it was the best indicator of our successful execution of our annual operating plan as we began to aggressively grow our business, as well as a measure of our ability to build a consistent revenue stream. The Compensation Committee set the target increase in annual contract value levels for the quarters from July 1, 2011 through September 30, 2011 and October 1, 2011 through December 31, 2011 at levels that would be difficult to achieve, in order to encourage a coordinated effort by our executive officers to identify and secure a significant number of existing and new customer relationships in a volatile economic environment. As evidence of the challenging nature of the increase in annual contract value measure, the target levels established for each quarter were our most aggressive to date and represented significant increases in the target levels for this measure as reflected in our annual operating plan in previous fiscal years. As further evidence of the challenging nature of these target levels, we fully achieved the target level in only one of the two quarters.

The following table provides information regarding the quarterly bonus awards earned by the named executive officers for the six months ended December 31, 2011.

	Performance Period	Target Quarterly Bonus	Bonus Payout Percentage	Actual Quarterly Bonus
Frank Slootman	7/1/11-9/30/11	$75,000	36%	$26,978
	10/1/11-12/31/11	75,000	119	89,240

				$116,218

Michael P. Scarpelli	7/1/11-9/30/11	$22,351	36%	$8,040
	10/1/11-12/31/11	43,750	119	52,057

				$60,097

Frederic B. Luddy	7/1/11-9/30/11	$75,000	36%	$26,978
	10/1/11-12/31/11	75,000	119	89,240

				$116,218

Arne Josefsberg	7/1/11-9/30/11	$4,402	36%	$1,583
	10/1/11-12/31/11	33,750	119	40,158

				$41,741

David L. Schneider	7/1/11-9/30/11	$62,500	36%	$22,482
	10/1/11-12/31/11	62,500	119	74,367

				$96,849

Daniel R. McGee	7/1/11-9/30/11	$17,880	36%	$6,432
	10/1/11-12/31/11	35,000	119	41,645

				$48,077

The Target Quarterly Bonuses for Messrs. Scarpelli, Josefsberg and McGee were pro-rated to reflect their employment for a portion of the quarter ended September 30, 2011.

The cash bonuses earned by the named executive officers during six months ended December 31, 2011 and fiscal 2011 are set forth in “—Summary Compensation Table” below.

Equity Incentive Compensation. We use equity awards to motivate and reward our executive officers, including the named executive officers, for long-term corporate performance based on the value of our common stock and, thereby, to align the interests of our executive officers with those of our stockholders. Through December 31, 2011, these equity awards have been granted in the form of stock options to purchase shares of our common stock. We believe that stock options, when granted with exercise prices equal to the fair market value of our common stock on the date of grant, provide an appropriate long-term incentive for our executive officers, because the stock options reward them only to the extent that our stock price grows and stockholders realize value following their grant date.

Historically, the size and form of the initial equity awards for our executive officers have been established through arm’s-length negotiation at the time the individual was hired. In making these awards, the Compensation Committee considered, among other things, the prospective role and responsibility of the individual executive, competitive factors, the cash compensation to be received by the executive officer, and the need to create a meaningful opportunity for reward predicated on the creation of long-term stockholder value.

Prior to this offering, we have granted stock options through our 2005 Stock Plan, which was adopted by our board of directors and approved by our stockholders to permit the grant of stock options, stock bonuses, and restricted stock awards to our executive officers, directors, employees, and consultants. The material terms of our 2005 Stock Plan are further described under “—Employee Benefit Plans” below.

In July 2010, our board of directors approved the grant of a stock option to purchase 300,000 shares of our common stock to Mr. Chedrick. This stock option had an exercise price equal to $1.50 per share, the fair market value of our common stock as determined by our board of directors on the date of grant, and a four-year time-based vesting schedule. Our board of directors determined the size of this stock option grant based on its review of the recommendations of our then-chief executive officer and its subjective assessment of the value of the total compensation package that it wanted to deliver to Mr. Chedrick for fiscal 2011 and the appropriate value of the long-term incentive compensation component of this package. Our board of directors decided not to grant Mr. Luddy a stock option in view of his significant equity stake in our company.

In May 2011, in connection with his joining our company as our President and Chief Executive Officer, the Compensation Committee approved the grant to Mr. Slootman of a stock option to purchase 6,550,456 shares of our common stock, with an exercise price equal to $2.60 per share, the fair market value of our common stock as determined by our board of directors on the date of grant, and a four-year time-based vesting schedule. This stock option grant is discussed in more detail in “—Grants of Plan-Based Awards Table” below.

In July 2011, in connection with his joining our company as our Senior Vice President of Sales, the Compensation Committee approved the grant to Mr. Schneider of a stock option to purchase 1,379,044 shares of our common stock, with an exercise price equal to $3.00 per share, the fair market value of our common stock as determined by our board of directors on the date of grant, and a four-year time-based vesting schedule. In September 2011, our board of directors also approved the grant to Mr. Schneider of a stock option to purchase 275,808 shares of our common stock, with an exercise price equal to $3.00 per share, the fair market value of our common stock as determined by our board of directors on the date of grant, subject to a performance-based vesting schedule. This performance-based stock option vests on the same four-year vesting schedule as the time-based stock option, subject to an initial determination by the Compensation Committee as to our achievement of our worldwide sales goal for the twelve months ended June 30, 2012. If this worldwide sales goal is not achieved, the total number of shares that will vest under this option will be reduced such that: if the worldwide sales goal is achieved at less than an 80% level, no shares will vest; if the worldwide sales goal is achieved at the 100% level, 100% of the shares will vest; and if the worldwide sales goal is achieved at a level between 80% and 100%, between 0% and 100% will vest determined on a straight-line basis. These stock option grants are discussed in more detail in “—Grants of Plan-Based Awards Table” below.

In August 2011, in connection with his joining our company as our Chief Financial Officer, the Compensation Committee approved the grant to Mr. Scarpelli of a stock option to purchase 1,379,044 shares of our common stock, with an exercise price equal to $3.00 per share, the fair market value of our common stock as determined by our board of directors on the date of grant, and a four-year time-based vesting schedule. In September 2011, the Compensation Committee also approved the grant to Mr. Scarpelli of a fully-vested stock option to purchase 275,808 shares of our common stock, with an exercise price equal to $3.00 per share, the fair market value of our common stock as determined by our board of directors on that date. These stock option grants are discussed in more detail in “—Grants of Plan-Based Awards Table” below.

In August 2011, in connection with his joining our company as our Senior Vice President, Engineering, the Compensation Committee approved the grant to Mr. McGee of a stock option to purchase 1,200,000 shares of our common stock, with an exercise price equal to $3.00 per share, the fair market value of our common stock as determined by our board of directors on the date of grant, and a four-year time-based vesting schedule. This stock option grant is discussed in more detail in “—Grants of Plan-Based Awards Table” below.

In September 2011, in connection with his joining our company as our Chief Technology Officer, the Compensation Committee approved the grant to Mr. Josefsberg of a stock option to purchase 1,350,000 shares of our common stock, with an exercise price equal to $3.00 per share, the fair market value of our common stock as determined by our board of directors on the date of grant, and a four-year time-based vesting schedule. This stock option grant is discussed in more detail in “—Grants of Plan-Based Awards Table” below.

In the absence of a public trading market for our common stock, our board of directors determined the fair market value of our common stock in good faith based upon consideration of a number of relevant factors, including the status of our development efforts, financial status and market conditions. See “Management’s Discussion and Analysis—Critical Accounting Policies and Significant Judgments and Estimates—Common Stock Valuation”

Equity Award Grant Policy. Each of the stock options granted to our employees is granted with an exercise price that is equal to the fair market value of our common stock on the date of grant. The stock options granted to our executive officers typically vest either over four years, with one quarter of the shares subject to the option vesting on the first anniversary of the vesting commencement date and the remaining shares subject to the option vesting in equal monthly installments thereafter over three years, or over four years in equal monthly installments. Generally, stock options have a 10-year term.

We do not have any program, plan or obligation that requires us to grant equity compensation on specified dates. However, we typically make equity grants on the 7th day of each month. Because we have not been a publicly-traded company, we have not made equity awards in connection with the release or withholding of material non-public information.

The equity awards granted to the named executive officers during the period from July 1, 2011 through December 31, 2011 and fiscal 2011 are set forth in “—Summary Compensation Table” and “—Grants of Plan-Based Awards Table” below.

New Equity Incentive Plans. In connection with our initial public offering, our board of directors adopted a new equity incentive plan as described under “—Employee Benefit Plans” below. This equity incentive plan replaced our 2005 Stock Plan immediately upon the signing of the underwriting agreement for the initial public offering and, as described below, affords the Compensation Committee much greater flexibility in making a wide variety of equity awards. For example, the new equity incentive plan authorizes the grant of stock appreciation rights if the Compensation Committee deems it advisable to do so.

Our board of directors also adopted an employee stock purchase plan for our employees, including our executive officers, in connection with our initial public offering.

Welfare and Other Employee Benefits. We have established a tax-qualified Section 401(k) retirement plan for all our U.S. employees, including our executive officers, who satisfy certain eligibility requirements, including requirements relating to age and length of service. We currently do not match any contributions made to the plan by our employees, including executive officers. We intend for the plan to qualify under Section 401(a) of the Code so that contributions by employees to the plan, and income earned on plan contributions, are not taxable to employees until withdrawn from the plan.

In addition, we provide other benefits to our executive officers on the same basis as all of our full-time employees. These benefits include health, dental and vision benefits, health and dependent care flexible spending accounts, short-term and long-term disability insurance, accidental death and dismemberment insurance, and basic life insurance coverage.

We design our employee benefits programs to be affordable and competitive in relation to the market, as well as compliant with applicable laws and practices. We adjust our employee benefits programs as needed based upon regular monitoring of applicable laws and practices, the competitive market and our employees’ needs.

Perquisites and Other Personal Benefits. Historically, we have not provided perquisites and other personal benefits to our executive officers. In the future, we may provide perquisites or other personal benefits in limited circumstances, such as where we believe it is appropriate to assist an individual executive officer in the performance of his or her duties, to make our executive officers more efficient and effective, and for recruitment, motivation or retention purposes. We do not expect that these perquisites or other personal benefits will be a significant aspect of our executive compensation program. All future practices with respect to perquisites or other personal benefits will be approved and subject to periodic review by the Compensation Committee.

Employment Agreements

We have entered into employment agreements with our CEO and the other current named executive officers (other than Messrs. Luddy and Chedrick). Each of these arrangements provides for “at will” employment and sets forth the initial terms and conditions of employment of each executive officer, including base salary, target annual bonus opportunity, standard employee benefit plan participation, a recommendation for an initial stock option grant, opportunities for post-employment compensation and vesting acceleration terms. These offers of employment were each subject to execution of a standard proprietary information and invention agreement and proof of identity and work eligibility in the United States.

Each of these arrangements was approved on our behalf by the Compensation Committee or the board of directors at the recommendation of the Compensation Committee. We believe that these arrangements were necessary to induce these individuals to forego other employment opportunities or leave their current employer for the uncertainty of a demanding position in a new and unfamiliar organization.

In filling our executive positions, the Compensation Committee was aware that, in some situations, it would be necessary to recruit candidates with the requisite experience and skills to manage a growing business in a unique market niche. Accordingly, it recognized that it would need to develop competitive compensation packages to attract qualified candidates in a dynamic labor market. At the same time, the Compensation Committee was sensitive to the need to integrate new executive officers into the executive compensation structure that it was seeking to develop, balancing both competitive and internal equity considerations.

For a summary of the material terms and conditions of this employment arrangements, see “—Employment Arrangements” below.

Post-Employment Compensation

The employment agreements of our CEO and Messrs. Scarpelli, Josefsberg, Schneider and McGee provide for certain protection in the event of their termination of employment under specified circumstances, including following a change in control of our company. We believe that these protections were necessary to induce these individuals to forego other opportunities or leave their current employment for the uncertainty of a demanding position in a new and unfamiliar organization. We also believe that these arrangements serve our executive retention objectives by helping these named executive officers to maintain continued focus and dedication to their responsibilities to maximize stockholder value, including in the event that there is a potential transaction that could involve a change in control of our company. The terms of these arrangements were determined by the Compensation Committee following an analysis of relevant market data for other companies with whom we compete for executive talent.

For a summary of the material terms and conditions of our post-employment compensation arrangements, see “—Potential Payments upon Termination or Change of Control” below.

Other Compensation Policies

Stock Ownership Guidelines. We have not implemented a policy regarding minimum stock ownership requirements for our executive officers.

Compensation Recovery Policy. Currently, we have not implemented a policy regarding retroactive adjustments to any cash or equity-based incentive compensation paid to our executive officers and other employees where the payments were predicated upon the achievement of financial results that were subsequently the subject of a financial restatement. We intend to adopt a general compensation recovery, or clawback, policy covering our annual and long-term incentive award plans and arrangements once the SEC adopts final rules implementing the requirement of Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Derivatives Trading and Hedging Policy. We have adopted a policy prohibiting the trading of derivatives or the hedging of our equity securities by our employees, including our executive officers, and directors.

Tax and Accounting Considerations

Deductibility of Executive Compensation

Section 162(m) of the Code generally disallows public companies a tax deduction for federal income tax purposes of remuneration in excess of $1 million paid to the chief executive officer and each of the three other most highly-compensated executive officers (other than the chief financial officer) in any taxable year. Generally, remuneration in excess of $1 million may only be deducted if it is “performance-based compensation” within the meaning of the Code. In this regard, the compensation income realized upon the exercise of stock options granted under a stockholder-approved stock option plan generally will be deductible so long as the options are granted by a committee whose members are non-employee directors and certain other conditions are satisfied.

Because we were not publicly-traded until June 29, 2012, our board of directors had not previously taken the deductibility limit imposed by Section 162(m) into consideration in setting compensation for our executive officers. We expect that, where reasonably practicable, the Compensation Committee will seek to qualify the variable compensation paid to our executive officers for the “performance-based compensation” exemption from the deductibility limit. As such, in approving the amount and form of compensation for our executive officers in the future, we will consider all elements of our cost of providing such compensation, including the potential impact of Section 162(m). In the future, the Compensation Committee may, in its judgment, authorize compensation payments that do not comply with an exemption from the deductibility limit when it believes that such payments are appropriate to attract and retain executive talent.

Taxation of “Parachute” Payments

Sections 280G and 4999 of the Code provide that executive officers and directors who hold significant equity interests and certain other service providers may be subject to significant additional taxes if they receive payments or benefits in connection with a change in control of our company that exceeds certain prescribed limits, and that we (or our successor) may forfeit a deduction on the amounts subject to this additional tax. We did not provide any executive officer, including any named executive officer, with a “gross-up” or other reimbursement payment for any tax liability that the executive officer might owe as a result of the application of Sections 280G or 4999 during 2011, and we have not agreed and are not otherwise obligated to provide any executive officer with such a “gross-up” or other reimbursement.

Accounting for Stock-Based Compensation

We follow Financial Accounting Standard Board Accounting Standards Codification, or ASC, Topic 718 for our stock-based compensation awards. ASC 718 requires companies to measure the compensation expense for all share-based payment awards made to employees and directors, including stock options, based on the grant date “fair value” of these awards. This calculation is performed for accounting purposes and reported in the compensation tables below, even though our executive officers may never realize any value from their awards.

Compensation-Related Risk

Our board of directors is responsible for the oversight of our risk profile, including compensation-related risks. Our board of directors monitors our compensation policies and practices as applied to our employees to ensure that these policies and practices do not encourage excessive and unnecessary risk-taking, and that the level of risk that they do encourage is not reasonably likely to have a material adverse effect on us.

Summary Compensation Table

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of our named executive officers for services rendered in all capacities for the six months ended December 31, 2011 and fiscal 2011.

Name and Principal Position	Year	Salary ($)	Bonus(1) ($)	Option Awards(2) ($)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation(4) ($)	Total ($)
Frank Slootman,	*	150,000	—	—	116,218	—	266,218
President and Chief	2011	52,500	—	8,527,384	37,500	—	8,617,384
Executive Officer(5)

Michael P. Scarpelli,	*	104,183	—	3,342,968	60,097	—	3,507,248
Chief Financial	2011	—	—	—	—	—	—
Officer(6)

Frederic B. Luddy,	*	152,500	—	—	116,218	2,040	270,758
Chief Product	2011	330,000	91,840	—	300,000	3,840	725,680
Officer(7)

Arne Josefsberg,	*	79,327	—	3,105,270	41,741	—	3,226,338
Chief Technology	2011	—	—	—	—	—	—
Officer(8)

David L. Schneider,	*	125,000	—	3,690,379	96,849	—	3,912,228
Senior Vice President	2011	18,109	—	—	17,123	—	35,232
of Worldwide Sales
and Services(9)

Daniel R. McGee,	*	98,500	—	2,726,280	48,077	—	2,872,857
Senior Vice President,	2011	—	—	—	—	—	—
Engineering and
Support(10)

Andrew J. Chedrick,	*	127,500	5,000	—	89,670	2,040	224,210
former Chief	2011	255,000	54,670	247,380	120,000	3,840	680,890
Financial Officer and
Vice President,
Finance(11)

*

In February 2012, we changed our fiscal year-end from June 30 to December 31. The amounts reported in this row represent the compensation awarded to, earned by, and paid to the named executive officers for the six months ended December 31, 2011.

(1)

The amounts reported in the Bonus column represent the annual bonuses paid to the named executive officers, except for the amount reported for Mr. Chedrick for the six months ended December 31, 2011, which is a discretionary bonus.

(2)

The amounts reported in the Option Awards column represent the grant date fair value of the stock options granted to the named executive officers during fiscal 2011 and during the six months ended December 31, 2011 as computed in accordance with FASB ASC 718. The assumptions used in calculating the grant date fair value of the stock options reported in the Option Awards column are set forth

(footnotes continue on next page)

in Note 12 to our consolidated financial statements. The amounts reported in this column exclude the impact of estimated forfeitures related to service-based vesting conditions, reflect the accounting cost for these stock options, and do not correspond to the actual economic value that may be received by the named executive officers from the options.

(3)	The amounts reported in the Non-Equity Incentive Plan Compensation column represent the quarterly bonuses paid to the named executive officers.
(4)	The amounts reported includes the payment of premiums for health insurance coverage.
(5)	Mr. Slootman became our President and Chief Executive Officer in May 2011.
(6)	Mr. Scarpelli became our Chief Financial Officer in August 2011.
(7)	Mr. Luddy served as our President and Chief Executive Officer until May 2011, at which time he was appointed our Chief Product Officer.
(8)	Mr. Josefsberg became our Chief Technology Officer in September 2011.
(9)	Mr. Schneider became our Senior Vice President of Worldwide Sales and Services in June 2011.
(10)	Mr. McGee became our Senior Vice President, Engineering in August 2011.
(11)	Mr. Chedrick served as our Chief Financial Officer until August 2011, at which time he became our Vice President, Finance.

Grants of Plan-Based Awards Table

The following table presents, for each of the named executive officers, information concerning each grant of a cash or equity award made during fiscal 2011 and the six months ended December 31, 2011. This information supplements the information about these awards set forth in “—Summary Compensation Table.”

Named Executive Officer	Grant Date	Estimated Future Payouts Under Non- Equity Incentive Plan Awards (Target) ($)		All Other Option Awards: Number of Securities Underlying Options(1) (#)		Exercise or Base Price of Option Awards(2) ($/sh)	Grant Date Fair Value of Stock and Option Awards(3) ($)
Frank Slootman	—	150,000	(4)	—		—	—
	—	37,500	(5)	—		—	—
	05/06/2011	—		6,550,456		2.60	8,527,384
Michael P. Scarpelli	—	66,101	(4)	—		—	—
	08/15/2011	—		1,379,044		3.00	3,133,050
	09/09/2011	—		275,808		3.00	209,917
Frederic B. Luddy	—	150,000	(4)	—		—	—
	—	300,000	(5)	—		—	—
Arne Josefsberg	—	38,152	(4)	—		—	—
	09/22/2011			1,350,000		3.00	3,105,270
David L. Schneider	—	125,000	(4)	—		—	—
	07/22/2011	—		1,379,044		3.00	3,080,926
	—	17,123	(5)	—		—	—
	09/09/2011	—		243,744	(6)	3.00	609,453
Daniel R. McGee	—	52,880	(4)	—		—	—
	08/15/2011	—		1,200,000		3.00	2,726,280
Andrew J. Chedrick	07/16/2010	—		300,000		1.50	247,380
	—	120,000	(5)	—		—	—

(1)

All stock options were granted under our 2005 Stock Plan with a four-year time-based vesting schedule, subject to acceleration as described in “—Potential Payments upon Termination or Change in Control.”

(2)	Represents the per share fair market value of our common stock, as determined in good faith by our board of directors on the grant date.
(3)

Represents the aggregate fair value amount computed as of the grant date of each stock option in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in Note 12 to our consolidated financial statements. As required by SEC rules, the amounts reported exclude the impact of estimated forfeitures related to service-based vesting conditions. The named executive officers will only realize compensation to the extent the market price of our common stock is greater than the exercise price of such stock options.

(4)	Represents the target award payable under our company’s bonus plan for the six-month period from July 1, 2011 through December 31, 2011.

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(5)	Represents the target award payable under our company’s bonus plan for fiscal 2011.
(6)

The vesting of this option was subject to an initial determination by our Compensation Committee as to our achievement of our worldwide sales goal for the twelve months ending June 30, 2012. The worldwide sales goal was achieved at the 97.675% level, and therefore 97.675% of the original 275,808 shares subject to this option will vest on a monthly basis over 48 months.

Outstanding Equity Awards at December 31, 2011 Table

The following table presents, for each of the named executive officers, information regarding outstanding stock options and other equity awards held as of December 31, 2011.

		Option Awards				Stock Awards
Name	Grant Date(1)	Number of Securities Underlying Unexercised Options (#) Exercisable		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)(6)
Frank Slootman	5/6/2011	6,350,456	(2)	2.60	05/05/2021	200,000	(3)	3,600,000
Michael P. Scarpelli	8/15/11	1,379,044	(2)	3.00	08/14/2021	—		—
Frederic B. Luddy	9/9/09	240,000	(4)	0.34	09/9/2019	—		—
Arne Josefsberg	9/22/11	1,350,000	(2)	3.00	09/21/2021	—		—
David L. Schneider	7/22/11	1,379,044	(2)	3.00	07/21/2021	—		—
	9/9/11	243,744	(2)(7)	3.00	09/08/2021	—		—
Daniel R. McGee	8/15/11	1,200,000	(2)	3.00	08/14/2021	—		—
Andrew J. Chedrick	2/7/07	220,000	(2)(8)	0.03	2/7/2017	—		—
	7/16/10	300,000	(5)	1.50	7/15/2020	—		—

(1)	All of the outstanding equity awards described below were granted under our 2005 Stock Plan.
(2)

These stock options are immediately exercisable in full, subject to a right of repurchase in our favor, which lapses as the shares of our common stock underlying the option vests. The option shares vest over a four-year period as follows: 25% of the shares of our common stock underlying the options vest on the first anniversary of the individual’s employment commencement date and, thereafter, the remaining shares of our common stock underlying the options vest in 36 equal monthly installments over the next three years provided that the named executive officer continues to be employed by or otherwise provides services to our company. In addition, the vesting of these stock options may be accelerated in the event of a change in control of our company as provided in the named executive officer’s employment agreement.

(3)

Mr. Slootman has exercised his outstanding stock option with respect to 200,000 shares of our common stock. These shares were subject to a right of repurchase in our favor which expired on May 12, 2012.

(4)

This stock option is immediately exercisable in full, subject to a right of repurchase in our favor which lapses as the shares of our common stock underlying the option vest. The option shares vest over a four-year period as follows: 1/48th of the shares of our common stock underlying the option vest on the first day of each month following July 1, 2009 for Mr. Luddy, provided that he continues to be employed by or otherwise provides services to our company on each such vesting date. In addition, the vesting of 100% of the option shares would have been accelerated had a change in control of our company occurred before July 1, 2010.

(5)

This stock option is immediately exercisable in full, subject to a right of repurchase in our favor which lapses as the shares of our common stock underlying the option vest. The option shares vest over a four-year period as follows: 1/48th of the shares of our common stock underlying the option vests on the first day of each month following July 1, 2007 for Mr. Chedrick, provided that he continues to be employed by or otherwise provides services to our company on each such vesting date. In addition, the vesting of 50% of the then unvested option shares would have been accelerated had Mr. Chedrick been terminated one month prior to or up to 13 months following a change in control of our company.

(6)	The market price for our common stock is based on the initial public offering price of $18.00 per share.
(7)	This stock option is also subject to performance-based vesting criteria as described in “—Grants of Plan-Based Awards Table.”
(8)	Fully vested.

Option Exercises Table

The following table presents, for each of the named executive officers, the number of shares of our common stock acquired upon the exercise of stock options during the six months ended December 31, 2011, and the aggregate value realized upon the exercise of such awards. The value realized is based upon the fair market value of our common stock on the exercise date, as determined by our board of directors.

Name	Option Awards – Number of Shares Acquired on Exercise (#)	Option Awards – Value Realized on Exercise ($)
Frank Slootman	200,000	$80,000
Michael P. Scarpelli	275,808	—
Frederic B. Luddy	—	—
Arne Josefsberg	—	—
David L. Schneider	—	—
Daniel R. McGee	—	—
Andrew J. Chedrick	—	—

During fiscal 2011, Mr. Chedrick acquired 80,000 shares of our common stock upon the exercise of stock options with an aggregate value realized of $147,500.

Pension Benefits

We did not sponsor any defined benefit pension or other actuarial plan for our executive officers during either the six months ended December 31, 2011 or fiscal 2011.

Nonqualified Deferred Compensation

We did not maintain any nonqualified defined contribution or other deferred compensation plans or arrangements for our executive officers during either the six months ended December 31, 2011 or fiscal 2011.

Employment Arrangements

We have entered into employment agreements with each of the named executive officers (other than Messrs. Luddy and Chedrick) in connection with his commencement of employment with us. Each of these arrangements was negotiated on our behalf by our Compensation Committee or our CEO.

Typically, these arrangements provides for “at will” employment and sets forth the initial terms and conditions of employment of each executive officer, including base salary, target annual bonus opportunity, standard employee benefit plan participation, a recommendation for an initial stock option grant, opportunities for post-employment compensation and vesting acceleration terms. These offers of employment were each subject to execution of a standard proprietary information and invention agreement and proof of identity and work eligibility in the United States.

Mr. Slootman

On May 2, 2011, Mr. Slootman joined us as our Chief Executive Officer. In hiring Mr. Slootman, our board of directors approved an employment agreement with a period of three years, setting forth the principal terms and conditions of his employment, including an initial annual base salary of $300,000 (subject to review by the Compensation Committee at least annually), a target annual cash bonus opportunity of $300,000 (based on his performance relative to one or more performance objectives established each year by the Compensation Committee), and, subject to the approval of our board of directors, a time-based stock option award to purchase 6,550,456 shares of our common stock. His stock option is described in more detail in “—Grants of Plan-Based Awards Table” above.

Mr. Scarpelli

On August 15, 2011, Mr. Scarpelli joined us as our Chief Financial Officer. In hiring Mr. Scarpelli, our board of directors approved an employment agreement with a period of three years, setting forth the principal terms and conditions of his employment, including an initial annual base salary of $275,000 (subject to review by our CEO and the Compensation Committee at least annually), a target annual cash bonus opportunity of $175,000 (based on his performance relative to one or more performance objectives established each year by our CEO and the Compensation Committee), subject to the approval of our board of directors, a time-based stock option award to purchase 1,379,044 shares of our common stock, and subject to the approval of our board of directors, a fully-vested stock option award to purchase 137,904 shares of our common stock. These stock options are described in more detail in “—Grants of Plan-Based Awards Table” above.

Mr. Josefsberg

On September 19, 2011, Mr. Josefsberg joined us as our Chief Technology Officer. In hiring Mr. Josefsberg, our board of directors approved an employment agreement with a period of three years, setting forth the principal terms and conditions of his employment, including an initial annual base salary of $275,000 (subject to review by our CEO and the Compensation Committee at least annually), a target annual cash bonus opportunity of $135,000 (based on his performance relative to one or more performance objectives established each year by our CEO and the Compensation Committee), subject to the approval of our board of directors, a time-based stock option award to purchase 1,350,000 shares of our common stock. This stock option is described in more detail in “—Grants of Plan-Based Awards Table” above.

Mr. Schneider

On June 6, 2011, Mr. Schneider joined us as our Senior Vice President of Sales. In hiring Mr. Schneider, our board of directors approved an employment agreement with a period of three years, setting forth the principal terms and conditions of his employment, including an initial annual base salary of $250,000 (subject to review by our CEO and the Compensation Committee at least annually), a target annual cash bonus opportunity of $250,000 (based on his performance relative to one or more performance objectives established each year by our CEO and the Compensation Committee), subject to the approval of our board of directors, a time-based stock option award to purchase 1,379,044 shares of our common stock, and subject to the approval of our board of directors, a performance-based stock option award to purchase 275,808 shares of our common stock. These stock options are described in more detail in “—Grants of Plan-Based Awards Table” above.

Mr. McGee

On August 15, 2011, Mr. McGee joined us as our Senior Vice President, Engineering. In hiring Mr. McGee, our board of directors approved an employment agreement with a period of three years, setting forth the principal terms and conditions of his employment, including an initial annual base salary of $260,000 (subject to review by our CEO and the Compensation Committee at least annually), a target annual cash bonus opportunity of $140,000 (based on his performance relative to one or more performance objectives established each year by our CEO and the Compensation Committee), subject to the approval of our board of directors, and a time-based stock option award to purchase 1,200,000 shares of our common stock. This stock option is described in more detail in “—Grants of Plan-Based Awards Table” above.

In the case of the named executive officers (other than Mr. Luddy), their employment agreements also contain provisions that provide for certain payments and benefits in the event of certain terminations of employment, including a termination of employment following a change in control of our company. For a summary of the material terms and conditions of these provisions, as well as an estimate of the potential payments and benefits payable to these named executive officers under their employment arrangements, see “—Potential Payments upon Termination or Change in Control” below.

Potential Payments upon Termination or Change in Control

The named executive officers (other than Mr. Luddy) are eligible to receive certain severance payments and benefits in connection with a termination of employment under various circumstances, including following a change in control of our company. The estimated potential severance payments and benefits payable to these named executive officers in the event of termination of employment as of December 31, 2011 pursuant to their employment agreements or stock option agreements, as applicable, are described below.

The actual amounts that would be paid or distributed to an eligible named executive officer as a result of a termination of employment occurring in the future may be different than those presented below as many factors will affect the amount of any payments and benefits upon a termination of employment. For example, some of the factors that could affect the amounts payable include the named executive officer’s base salary and the market price of our common stock. Although we have entered into a written agreement to provide severance payments and benefits in connection with a termination of employment under particular circumstances, we, or an acquirer, may mutually agree with the named executive officers to provide payments and benefits on terms that vary from those currently contemplated. In addition to the amounts presented below, each named executive officer would also be able to exercise any previously-vested stock options that he held. For more information about the named executive officers’ outstanding equity awards as of December 31, 2011, see “—Outstanding Equity Awards at Fiscal Year-End Table” above. Finally, the named executive officers are eligible to receive any benefits accrued under our broad-based benefit plans, such as accrued vacation pay, in accordance with those plans and policies.

Involuntary Termination of Employment—Cash Severance

In the event of an involuntary termination of employment (a termination of employment by us without “cause” (as defined in the relevant employment agreement or employment offer letter)) or by the named executive officer for “good reason” (as defined in the relevant employment agreement or employment offer letter) at any time other than during the period that begins three months prior to and ends 12 months following the effective date of a change in control of our company (as defined in the relevant employment agreement or employment offer letter), the named executive officers are eligible to receive the following payments and benefits:

•	his then-annual base salary for a period of six months (12 months in the case of our CEO) from the date of termination;

•

any portion of his annual target bonus opportunity which he would have received had he been employed on the last day of the fiscal year in which the termination of employment occurs pro-rated for a six-month period (12 months in the case of our CEO); and

•

health insurance premiums for himself and his eligible dependents under our group health insurance plans as provided under the Consolidated Omnibus Budget Reconciliation Act, or COBRA, until the earliest of (i) the close of the six-month period (12 months in the case of our CEO) commencing on the date of his termination of employment, (ii) the expiration of his eligibility for continued coverage under COBRA, or (iii) the date when he becomes eligible for substantially equivalent health insurance coverage in connection with new employment or self-employment.

The receipt of any payment termination-based payments or benefits is subject to the named executive officer executing (and not subsequently revoking) a waiver and release of claims in favor of us and continued compliance during the period in which he is receiving severance payments and benefits with certain post-termination non-solicitation and non-disparagement covenants.

Involuntary Termination of Employment in Connection with a Change in Control—Cash Severance

In the event of an involuntary termination of employment (a termination of employment by us without “cause” or by the named executive officer for “good reason”) during the period that begins three months prior to and ends 12 months following the effective date of a change in control of our company, or the Change in Control Period, the named executive officers are eligible to receive the following payments and benefits:

•	a lump-sum payment equal to his then-annual base salary for a period of six months (12 months in the case of our CEO) from the date of termination;

•	his annual target bonus opportunity without regard to achievement of any corporate performance goals; and

•

health insurance premiums for himself and his eligible dependents under our group health insurance plans as provided under COBRA until the earliest of (i) the close of the six-month period (12 months in the case of our CEO) commencing on the date of his termination of employment, (ii) the expiration of his eligibility for continued coverage under COBRA or (iii) the date when he becomes eligible for substantially equivalent health insurance coverage in connection with new employment or self-employment.

The receipt of any payment termination-based payments or benefits is subject to the named executive officer executing (and not subsequently revoking) a waiver and release of claims in favor of us and continued compliance during the period in which he is receiving severance payments and benefits with certain post-termination non-solicitation and non-disparagement covenants.

Outstanding Equity Awards

In the event of a change in control of our company prior to the closing of the first sale of shares of our common stock in a firm-commitment underwritten public offering of securities, or an IPO, 50% of the total number of shares of our common stock subject to outstanding and unvested equity awards held by the named executive officers (other than Mr. Luddy) will immediately vest. In the event of a change in control of our company on or after an IPO, 100% of the total number of shares of our common stock subject to outstanding and unvested equity awards held by the named executive officers (other than Mr. Luddy) will immediately vest.

In addition, in the event of an involuntary termination of employment (a termination of employment by us without “cause” or by the named executive officer for “good reason”) or if we terminate his employment following a material adverse change in his title or reporting relationships without his consent, the outstanding equity awards of the named executive officers (other than Mr. Luddy) will be subject to accelerated vesting as follows:

•

in the case of our CEO, 12.5% of the total number of shares of our common stock subject to outstanding equity awards will immediately vest if termination of employment occurs outside of the Change in Control Period, which will be increased to 25% if such termination of employment also occurs within the first 12 months of his employment; or

•

in the case of the other named executive officers, 25% of the total number of shares of our common stock subject to outstanding equity awards will immediately vest if termination of employment occurs within the first 12 months of his employment, and outside of the Change in Control Period; or

•	100% of the then-unvested shares of our common stock subject to outstanding equity awards will immediately vest if termination of employment occurs during the Change in Control Period.

In the event of a change in control of our company, 25% of the total number of shares of our common stock subject to outstanding options held by Mr. Luddy will immediately vest.

Excise Taxes

Any payment or benefit provided under his employment agreement (in the case of our CEO) or his employment offer letter (in the case of the other named executive officers) in connection with a change in control of our company may be subject to an excise tax under Section 4999 of the Code. These payments and benefits also may not be eligible for a federal income tax deduction pursuant to Section 280G of the Code. If any of these payments or benefits are subject to the excise tax, they may be reduced to provide the affected named executive officer with the best after-tax result. Specifically, he will receive either a reduced amount so that the excise tax is not triggered, or he will receive the full amount of the payments and benefits and then be personally liable for any excise tax.

Potential Payments upon Termination or Change in Control Table

The following table sets forth the estimated payments that would be received by the named executive officers upon a change in control of our company, upon a termination of employment without cause or following a resignation for good reason, or in the event of a termination of employment without cause or following a resignation for good reason in connection with a change in control in our company. The table below reflects amounts payable to the named executive officers assuming that, if applicable, their employment was terminated on December 31, 2011 and, if applicable, a change in control of our company also occurred on that date.

	Change of Control Alone	Upon Termination without Cause or Resignation for Good Reason— No Change in Control				Upon Termination without Cause or Resignation for Good Reason— Change in Control
Name	Value of Accelerated Vesting(1)	Cash Severance	Continuation of Medical Benefits	Value of Accelerated Vesting(1)	Total	Cash Severance	Continuation of Medical Benefits	Value of Accelerated Vesting(1)	Total
Mr. Slootman	$50,438,511	$300,000	$14,237	$25,219,256	$25,533,493	$300,000	$14,237	$100,877,022	$101,191,259
Mr. Scarpelli	10,342,830	225,000	9,046	5,171,415	5,405,461	225,000	9,046	20,685,660	20,919,706
Mr. Luddy	1,059,372	—	—	—	—	—	—	—	—
Mr. Josefsberg	10,125,000	205,000	9,046	5,062,500	5,276,546	205,000	9,046	20,250,000	20,464,046
Mr. Schneider	12,411,390	250,000	9,046	6,205,695	6,464,741	250,000	9,046	24,822,780	25,081,826
Mr. McGee	9,000,000	200,000	7,118	4,500,000	4,707,118	200,000	7,118	18,000,000	18,207,118

(1)	The value of accelerated vesting is calculated based on the initial public offering price of $18.00 per share less, if applicable, the exercise price of each outstanding stock option.

Mr. Chedrick

On December 14, 2011, Mr. Chedrick, our Vice President, Finance, resigned effective January 1, 2012. In connection with his resignation, and in exchange for his execution of a release and waiver of claims in favor of us, Mr. Chedrick continued to receive his base salary and accrued paid time off through his date of termination of employment. In addition, we agreed to pay the premiums for continued coverage under our group health insurance plans for him and his eligible dependents until the earliest of (i) the close of the six month period commencing on the date of his termination of employment, (ii) the expiration of his eligibility for continued coverage under COBRA or (iii) the date when he becomes eligible for substantially equivalent health insurance coverage in connection with new employment or self-employment. Finally, all of Mr. Chedrick’s outstanding stock options ceased vesting as of his date of termination of employment and the exercise of any vested portions of such stock options was governed by the relevant plan documents pursuant to which the options were granted.

Employee Benefit Plans

2005 Stock Plan

Our board of directors adopted, and our stockholders approved, our 2005 Stock Plan in March 2005. As of September 30, 2012, options to purchase 36,069,772 shares of our common stock and 1,030,644 RSUs were outstanding under our 2005 Stock Plan. The 2005 Stock Plan terminated as of our initial public offering in

June 2012 and no further equity awards may be made under our 2005 Stock Plan. However, all stock options and RSUs outstanding under our 2005 Stock Plan as of the plan’s termination will continue to be governed by the terms of our 2005 Stock Plan.

Transferability. Incentive stock options may not be transferred, except by will or by the laws of descent or distribution. Generally, nonstatutory stock options and RSUs may not be transferred except by will or by the laws of descent or distribution. However, the plan administrator may, in its sole discretion, grant nonstatutory stock options, RSUs or stock purchase rights that may be transferred to immediate family members.

Changes to Capitalization. In the event that there is a specified type of change in our capital structure not involving the receipt of consideration by us, such as a stock split, stock dividend or other recapitalization, the 2005 Stock Plan provides for the proportional adjustment of the number of shares reserved under the 2005 Stock Plan and the number of shares and exercise price or strike price, if applicable, of all outstanding stock awards.

Corporate Transactions. Unless otherwise provided in the award agreement, in the event of certain corporate transactions, any or all outstanding stock awards under the 2005 Stock Plan must be assumed or substituted for by any surviving entity. If the surviving entity elects not to assume or substitute for such awards, such stock awards will fully vest for a period of time to be determined by the plan administrator, following which they will be terminated. In the event of our dissolution or liquidation, all outstanding stock awards under the 2005 Stock Plan will terminate immediately prior to such event.

2012 Equity Incentive Plan

In April 2012, our board of directors adopted our 2012 Plan, which the stockholders approved in June 2012 and became effective on June 27, 2012. The 2012 Plan will terminate in 2022, unless sooner terminated by our board of directors. The purpose of the 2012 Plan is to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards and cash-based performance bonus awards. The 2012 Plan is also designed to permit us to make cash-based awards and equity-based awards intended to qualify as “performance-based compensation” under Section 162(m) of the Code.

Stock Awards. The 2012 Plan provides for the grant of incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock awards, RSUs, performance-based stock awards and other forms of equity compensation, or collectively, stock awards. In addition, the 2012 Plan provides for the grant of performance cash awards. Incentive stock options may be granted only to employees, subject to certain limitations described below. All other awards may be granted to employees, including officers, as well as directors and consultants.

The principal features of the 2012 Plan are summarized below. This summary is qualified in its entirety by reference to the text of the 2012 Plan, which is included as an exhibit to the registration statement relating to this prospectus.

Share Reserve. We have initially reserved 9,600,000 shares of our common stock for issuance under the 2012 Plan plus the number of shares reserved but not issued or subject to outstanding awards under the 2005 Stock Plan at the time the 2012 Plan became effective. Then, the number of shares of our common stock reserved for issuance under the 2012 Plan will automatically increase on January 1 of each year, starting on January 1, 2013 and continuing through January 1, 2022, by (a) 5% of the total number of shares of our common stock outstanding on December 31 of the preceding calendar year or (b) such lesser number of shares of common stock as determined by our board of directors. The maximum number of shares that may be issued pursuant to the exercise of incentive stock options under the 2012 Plan is 50,000,000 shares.

No person may be granted stock awards covering more than 3,000,000 shares of our common stock under the 2012 Plan during any calendar year pursuant to stock options, stock appreciation rights, restricted stock awards or RSUs, other than a new employee of ours, who will be eligible to receive no more than 6,000,000 shares under the 2012 Plan in the calendar year in which the employee commences employment. Such limitations are designed to help assure that any deductions to which we would otherwise be entitled with respect to such stock awards will not be subject to the $1,000,000 limitation on the income tax deductibility of compensation paid per covered executive officer imposed by Section 162(m) of the Code.

If a stock award granted under the 2012 Plan expires or otherwise terminates without being exercised in full, or is settled in cash, the shares of our common stock not acquired pursuant to the stock award again become available for subsequent issuance under the 2012 Plan. In addition, the following types of shares under the 2005 Stock Plan and 2012 Plan may become available for the grant of new stock awards under the 2012 Plan: (a) shares that are forfeited to or repurchased by us at the original exercise price prior to becoming fully vested; (b) shares withheld to satisfy income or employment withholding taxes; (c) shares used to pay the exercise price of an option in a net exercise arrangement; and (d) shares tendered to us to pay the exercise price of an option.

Administration. Our board of directors has delegated its authority to administer the 2012 Plan to our compensation committee. The compensation committee is required to consist of two or more “outside directors” within the meaning of Section 162(m) of the Code and two or more “non-employee directors” for the purposes of Rule 16b-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Subject to the terms of the 2012 Plan, our board of directors or an authorized committee, referred to as the plan administrator, determines recipients, dates of grant, the numbers and types of stock awards to be granted and the terms and conditions of the stock awards, including the period of their exercisability and vesting. Subject to the limitations set forth below, the plan administrator will also determine the exercise price of options granted, the consideration (if any) to be paid for restricted stock awards and the strike price of stock appreciation rights.

The plan administrator has the authority to reprice any outstanding stock award (by reducing the exercise price of any outstanding option, canceling an option in exchange for cash or another equity award or any other action that may be deemed a repricing under generally accepted accounting provisions) under the 2012 Plan without the approval of our stockholders.

Stock Options. Incentive and nonstatutory stock options are granted pursuant to incentive and nonstatutory stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for a stock option, within the terms and conditions of the 2012 Plan, provided that the exercise price of a stock option cannot be less than 100% of the fair market value of our common stock on the date of grant, except where a higher exercise price is required in the case of certain incentive stock options, as described below. Options granted under the 2012 Plan vest at the rate specified by the plan administrator.

The plan administrator determines the term of stock options granted under the 2012 Plan, up to a maximum of 10 years, except in the case of certain incentive stock options, as described below. Unless the terms of an optionholder’s stock option agreement provide otherwise, if an optionholder’s relationship with us, or any of our affiliates, ceases for any reason other than for cause, disability or death, the optionholder may exercise any vested options for a period of three months following the cessation of service. If an optionholder’s service relationship with us is terminated for cause, then the option terminates immediately. If an optionholder’s service relationship with us or any of our affiliates ceases due to disability or death, or an optionholder dies within the period (if any) specified in the award agreement following cessation of service, the optionholder or a beneficiary may exercise any vested options for a period of 12 months in the event of disability or death. The option term may be extended in the event that exercise of the option following termination of service is prohibited by applicable securities laws. In no event, however, may an option be exercised beyond the expiration of its maximum term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (a) cash, check, bank draft or money order, (b) a broker-assisted cashless exercise, (c) the tender of common stock previously owned by the optionholder, (d) cancellation of our indebtedness to the optionholder, (e) waiver of compensation due to the optionholder for services rendered and (f) other legal consideration approved by the plan administrator.

Unless the plan administrator provides otherwise, options generally are not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order. An optionholder may, however, designate a beneficiary who may exercise the option following the optionholder’s death.

Limitations on Incentive Stock Options. Incentive stock options may be granted only to our employees. The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to incentive stock options that are exercisable for the first time by an optionholder during any calendar year under all of our stock plans may not exceed $100,000. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock comprising more than 10% of our total combined voting power or that of any of our affiliates unless (a) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and (b) the term of the incentive stock option does not exceed five years from the date of grant.

Restricted Stock Awards. Restricted stock awards are granted pursuant to restricted stock award agreements adopted by the plan administrator. A restricted stock award is an offer by us to sell shares of our common stock subject to restrictions. The price, if any, of a restricted stock award will be determined by our Compensation Committee. Restricted stock awards may be granted in consideration for (a) cash, check, bank draft or money order, (b) past or future services rendered to us or our affiliates, or (c) any other form of legal consideration determined by our Compensation Committee. Shares of common stock acquired under a restricted stock award may, but need not, be subject to a share repurchase option or forfeiture restriction in our favor in accordance with a vesting schedule to be determined by the plan administrator. Rights to acquire shares under a restricted stock award may be transferred only upon such terms and conditions as set by the plan administrator. Except as otherwise provided in the applicable award agreement, restricted stock awards that have not vested will be forfeited or subject to repurchase upon the participant’s cessation of continuous service for any reason.

Restricted Stock Unit Awards. RSUs are granted pursuant to restricted stock unit award agreements adopted by the plan administrator. RSUs represent the right to receive shares of our common stock at a specified date in the future, subject to forfeiture of that right because of termination of the holder’s services to us or the holder’s failure to achieve certain performance conditions. If a RSU has not been forfeited, then on the date specified in the RSU agreement, we may deliver to the holder of the RSU whole shares of our common stock, which may be subject to additional restrictions, cash or a combination of our common stock and cash. Our Compensation Committee may also permit the holders of the RSUs to defer payment to a date or dates after the RSU is earned, provided that the terms of the RSU and any deferral satisfy the requirements of Section 409A of the Code.

Stock Appreciation Rights. Stock appreciation rights are granted pursuant to stock appreciation rights agreements adopted by the plan administrator. Stock appreciation rights provide for a payment, or payments, in cash or shares of our common stock, to the holder based upon the increase in the fair market value of our common stock on the date of exercise from the stated exercise price (subject to any maximum number of shares as may be specified in the applicable award agreement). The payment may occur upon the exercise of a stock appreciation right or deferred with such interest or dividend equivalent, if any, as our compensation committee determines, provided that the terms of the stock appreciation right and any deferral satisfy the requirements of Section 409A of the Code. The plan administrator determines the exercise price for a stock appreciation right which generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Stock appreciation rights may vest based on time or achievement of performance conditions. Stock appreciation rights expire under the same rules that apply to stock options.

Performance Awards. The 2012 Plan permits the grant of performance stock awards and performance cash awards that may qualify as performance-based compensation that is not subject to the $1,000,000 limitation on the income tax deductibility of compensation paid per covered executive officer imposed by Section 162(m) of the Code. To assure that the compensation attributable to performance-based awards will so qualify, our committee can structure such awards so that stock will be issued or paid pursuant to such award only upon the achievement of certain pre-established performance goals during a designated performance period.

Other Stock Awards. The plan administrator may grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the award and all other terms and conditions of such awards.

Changes to Capital Structure. In the event that there is a specified type of change in our capital structure, such as a stock split, appropriate adjustments will be made to (a) the class and maximum number of shares reserved under the 2012 Plan, (b) the class and maximum number of shares subject to options, stock appreciation rights and performance stock awards that can be granted in a calendar year, (c) the class and maximum number of shares that may be issued upon exercise of incentive stock options and (d) the number of shares and exercise price or strike price, if applicable, of all outstanding stock awards.

Corporate Transactions. The 2012 Plan provides that, in the event of a sale, lease or other disposition of all or substantially all of the assets of us or specified types of mergers or consolidations, or a corporate transaction, any surviving or acquiring corporation shall either assume awards outstanding under the 2012 Plan or substitute similar awards for those outstanding under the 2012 Plan. If any surviving corporation declines to assume awards outstanding under the 2012 Plan or to substitute similar awards, then, with respect to participants whose service with us has not terminated prior to the time of such corporate transaction, the vesting and the time during which such awards may be exercised will be accelerated in full, and all outstanding awards will terminate if the participant does not exercise such awards at or prior to the corporate transaction. With respect to any awards that are held by other participants that terminated service with us prior to the corporate transaction, the vesting and exercisability provisions of such awards will not be accelerated and such awards will terminate if not exercised prior to the corporate transaction.

Changes in Control. Our board of directors has the discretion to provide that a stock award under the 2012 Plan will immediately vest as to all or any portion of the shares subject to the stock award in the event a participant’s service with us or a successor entity is terminated actually or constructively within a designated period following the occurrence of certain specified change in control transactions. Stock awards held by participants under the 2012 Plan will not vest automatically on such an accelerated basis unless specifically provided in the participant’s applicable award agreement.

Plan Suspension or Termination. Our board of directors has the authority to suspend or terminate the 2012 Plan at any time provided that such action does not impair the existing rights of any participant.

Securities Laws and Federal Income Taxes. The 2012 Plan is designed to comply with various securities and federal tax laws as follows:

Securities Laws. The 2012 Plan is intended to conform to all provisions of the Securities Act of 1933, as amended, and the Exchange Act and any and all regulations and rules promulgated by the SEC thereunder, including, without limitation, Rule 16b-3. The 2012 Plan will be administered, and options will be granted and may be exercised, only in such a manner as to conform to such laws, rules and regulations.

Section 409A of the Code. Certain awards under the 2012 Plan may be considered “nonqualified deferred compensation” for purposes of Section 409A of the Code, which imposes certain additional requirements regarding the payment of deferred compensation. Generally, if at any time during a taxable year a nonqualified deferred compensation plan fails to meet the requirements of Section 409A, or is not operated in accordance with those requirements, all amounts deferred under the 2012 Plan and all other equity incentive plans for the taxable year and all preceding taxable years, by any participant with respect to whom the failure relates, are includible in gross income for the taxable year to the extent not subject to a substantial risk of forfeiture and not previously included in gross income. If a deferred amount is required to be included in income under Section 409A, the amount also is subject to interest and an additional income tax. The interest imposed is equal to the interest at the underpayment rate plus one percentage point, imposed on the underpayments that would have occurred had the compensation been includible in income for the taxable year when first deferred, or if later, when not subject to a substantial risk of forfeiture. The additional federal income tax is equal to 20% of the compensation required to be included in gross income. In addition, certain states, including California, have laws similar to Section 409A, which impose additional state penalty taxes on such compensation.

Section 162(m) of the Code. In general, under Section 162(m) of the Code, income tax deductions of publicly held corporations may be limited to the extent total compensation (including, but not limited to, base salary, annual bonus, and income attributable to stock option exercises and other non-qualified benefits) for certain executive officers exceeds $1,000,000 (less the amount of any “excess parachute payments” as defined in Section 280G of the Code) in any taxable year of the corporation. However, under Section 162(m), the deduction limit does not apply to certain “performance-based compensation” established by an independent compensation committee that is adequately disclosed to, and approved by, stockholders. In particular, stock options and stock appreciation rights will satisfy the “performance-based compensation” exception if the awards are made by a qualifying compensation committee, the 2012 Plan sets the maximum number of shares that can be granted to any person within a specified period and the compensation is based solely on an increase in the stock price after the grant date. Specifically, the option exercise price must be equal to or greater than the fair market value of the stock subject to the award on the grant date.

We have attempted to structure the 2012 Plan in such a manner that the compensation attributable to stock options, stock appreciation rights and other performance-based awards which meet the other requirements of Section 162(m) will not be subject to the $1,000,000 limitation. We have not, however, requested a ruling from the Internal Revenue Service or an opinion of counsel regarding this issue.

2012 Employee Stock Purchase Plan

In April 2012, our board of directors adopted the 2012 Purchase Plan, which the stockholders approved in June 2012 and became effective in connection with our initial public offering in June 2012. The purpose of the 2012 Purchase Plan is to assist us in retaining the services of new employees and securing the services of new and existing employees while providing incentives for such individuals to exert maximum efforts toward our success.

Share Reserve. The 2012 Purchase Plan initially authorizes the issuance of 5,000,000 shares of our common stock pursuant to purchase rights granted to our employees or to employees of our subsidiaries. The number of shares of our common stock reserved for issuance will automatically increase on January 1 of each calendar year, from January 1, 2013 through January 1, 2022, by the lesser of 1% of the total number of shares of our common stock outstanding on December 31 of the preceding calendar year or a number determined by our board of directors. The 2012 Purchase Plan is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code. As of the date hereof, no shares of our common stock have been purchased under the 2012 Purchase Plan. No more than 25,000,000 shares of our common stock may be issued under our 2012 Purchase Plan, and no other shares may be added to this plan without the approval of our stockholders.

Administration. Our board of directors has delegated its authority to administer the 2012 Purchase Plan to our Compensation Committee. The 2012 Purchase Plan is implemented through a series of offerings of purchase rights to eligible employees. Under the 2012 Purchase Plan, we may specify offerings with durations of not more than 27 months, and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our common stock will be purchased for employees participating in the offering. An offering may be terminated under certain circumstances.

Payroll Deductions. Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates, may participate in the 2012 Purchase Plan and may contribute, normally through payroll deductions, up to 15% of their earnings for the purchase of our common stock under the 2012 Purchase Plan. Unless otherwise determined by our board of directors, common stock will be purchased for accounts of employees participating in the 2012 Purchase Plan at a price per share equal to the lower of (a) 85% of the fair market value of a share of our common stock on the first date of an offering or (b) 85% of the fair market value of a share of our common stock on the date of purchase.

Limitations. Employees may have to satisfy one or more of the following service requirements before participating in the 2012 Purchase Plan, as determined by our board of directors: (a) customarily employed for more than 20 hours per week, (b) customarily employed for more than five months per calendar year or (c) continuous employment with us or one of our affiliates for a period of time not to exceed two years. No holder will have the right to purchase our shares at a rate which, when aggregated with purchase rights under all our employee stock purchase plans that are also outstanding in the same calendar year(s), have a fair market value of more than $25,000, determined in accordance with Section 423 of the Code, for each calendar year in which that right is outstanding. In no event may an employee be permitted to purchase more than 1,500 shares in any one purchase period. Finally, no employee will be eligible for the grant of any purchase rights under the 2012 Purchase Plan if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock measured by vote or value pursuant to Code Section 424(d).

Changes to Capital Structure. In the event a change in our capital structure occurs through such actions as a stock split, merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or similar transaction, the board of directors will make appropriate adjustments to (a) the number of shares reserved under the 2012 Purchase Plan, (b) the maximum number of shares that may be issued under the 2012 Purchase Plan and the maximum number of shares an employee may purchase during any one purchase period and (c) the number of shares and purchase price of all outstanding purchase rights.

Corporate Transactions. In the event of a change in control transaction, each outstanding right to purchase shares under our 2012 Purchase Plan may be assumed or substituted by our successor. In the event that the successor refuses to assume or substitute the outstanding purchase rights, any offering periods that commenced prior to the closing of the proposed change in control transaction will be shortened and terminated on a new purchase date. The new purchase date will occur prior to the closing of the proposed change in control and our 2012 Purchase Plan will then terminate on the closing of the proposed change in control.

Plan Amendment or Termination. Our board has the authority to amend or terminate the 2012 Purchase Plan at any time. If our board determines that the amendment or termination of an offering is in our best interests and the best interests of our stockholders, then our board may terminate any offering on any purchase date, establish a new purchase date with respect to any offering then in progress, or terminate any offering and return any money contributed by participants that has not been used to purchase shares back to the participants. We will obtain stockholder approval of any amendment to the 2012 Purchase Plan as required by applicable law.

401(k) Plan

We maintain a defined contribution employee retirement plan for our U.S. employees. The plan is intended to qualify as a tax-qualified 401(k) plan so that contributions to the 401(k) plan, and income earned on such contributions, are not taxable to participants until withdrawn or distributed from the 401(k) plan. Participants may make pre-tax contributions to the 401(k) plan from their eligible earnings up to the statutorily prescribed annual limit on pre-tax contributions under the Code. The 401(k) plan provides that each participant may contribute up to 100% of eligible compensation on a pre-tax or, in the case of the Roth 401(k), after tax basis into their accounts. Participants who are at least 50 years old may also contribute additional amounts based on the statutory limits for “catch-up” contributions. Under the 401(k) plan, each employee is fully vested in his or her deferred salary contributions. Employee contributions are held and invested by the plan’s trustee. Although the 401(k) plan provides for a discretionary employer profit sharing contribution and a discretionary employer matching contribution, we have not made any such contributions on behalf of participating employees to date.

Limitation of Liability and Indemnification

Our restated certificate of incorporation contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

Our restated certificate of incorporation provides that we are required to indemnify our directors and our restated bylaws provide that we are required to indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. Any repeal of or modification to our restated certificate of incorporation or restated bylaws may not adversely affect any right or protection of a director or officer for or with respect to any acts or omissions of such director or officer occurring prior to such amendment or repeal. Our restated bylaws also provide that we shall advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. With certain exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these restated bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our restated certificate of incorporation and restated bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the executive officer and director compensation arrangements discussed above under “Management” and “Executive Compensation,” the following is a description of transactions since January 1, 2009 to which we have been a participant, in which the amount involved in the transaction exceeds or will exceed $120,000 and in which any of our directors, executive officers or holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest or such other persons as may be required to be disclosed pursuant to Item 404 of Regulation S-K, which we refer collectively refer to as related parties.

Preferred Stock Financings

In April 2009, we entered into a Series C Preferred Stock Purchase Agreement pursuant to which we issued and sold to JMI Equity Fund V, L.P. and its affiliates, or JMI Equity, an aggregate of 491,803 shares of Series C convertible preferred stock at a purchase price of $6.10 per share, for aggregate consideration of $2,999,998.30 and to JMI Incubator, L.P. and its affiliates, or JMI Incubator, an aggregate of 491,803 shares of Series C convertible preferred stock at a purchase price of $6.10 per share, for aggregate consideration of $2,999,998.30. These shares converted into 7,868,848 shares of common stock at the closing of our initial public offering. JMI Equity and JMI Incubator collectively hold more than 5% of our capital stock. Paul V. Barber and Charles E. Noell, III, two of our directors, are Managing Members of JMI Associates V, LLC, the general partner of JMI Equity. Mr. Noell is also a Managing Member of JMI Incubator Associates, LLC, the general partner of JMI Incubator. Additional detail regarding the equity holdings of persons affiliated with JMI Equity is provided in “Principal Stockholders.” The proceeds were used to offset an outstanding loan to Frederic B. Luddy in the amount of $6.0 million. Mr. Luddy subsequently settled the loan by delivering to us 7,868,848 shares of common stock.

In November 2009, we entered into a Series D Preferred Stock Purchase Agreement pursuant to which we issued and sold to Sequoia Capital U.S. Growth Fund IV, L.P. and its affiliates, or Sequoia Growth, an aggregate of 2,990,635 shares of Series D convertible preferred stock in multiple closings at a purchase price of $17.267333 per share, for aggregate consideration of $51,640,290. These shares converted into 23,925,080 shares of common stock at the closing of our initial public offering. Sequoia Growth collectively holds more than 5% of our capital stock. Douglas M. Leone, one of our directors, is a managing director of SCGF GenPar, Ltd., the sole general partner of SCGV IV Management, L.P., which is the sole general partner of Sequoia Capital U.S. Growth Fund IV, L.P. Additional detail regarding the equity holdings of Sequoia Growth is provided in “Principal and Selling Stockholders.”

In connection with the first closing of the sale and issuance of Series D convertible preferred stock in November 2009, we entered into agreements to repurchase an aggregate of 19,164,000 shares of our common stock held by Frederic B. Luddy, Andrew J. Chedrick, Robert Luddy and certain other employees at a purchase price of $2.1584166 per share. In connection with the second closing of the Series D convertible preferred stock financing in December 2009, we offered to purchase up to 11,064,216 shares of our common stock at a purchase price of $2.1584166 per share from our former and current employees that started their employment with us on or prior to November 1, 2009, of which 4,346,264 shares were repurchased. In addition, we repurchased two warrants to purchase an aggregate of 51,852 shares of our Series B convertible preferred stock at a price per warrant share of $16.013772 held by a financial institution. The following table presents the aggregate consideration paid to each related party pursuant to these stock repurchases:

Stockholder	Common Stock Repurchased	Aggregate Consideration
Frederic B. Luddy(1)	16,480,000	$35,570,706
Andrew J. Chedrick(2)	1,440,000	3,108,120
Robert Luddy(3)	448,000	966,971
Laura Pierce(4)	68,000	146,772

(footnotes on next page)

(1)	At the time of the stock repurchase, Mr. Luddy was serving as our President and Chief Executive Officer.
(2)	At the time of the stock repurchase, Mr. Chedrick was serving as our Chief Financial Officer.
(3)	Mr. Robert Luddy is the brother of Mr. Frederic B. Luddy.
(4)	Ms. Laura Pierce is the sister of Mr. Frederic B. Luddy.

In connection with the sale and issuance of Series D convertible preferred stock, we entered into amended and restated investor rights, voting, and right of first refusal and co-sale agreements containing voting rights, information rights, rights of first refusal and registration rights, among other things, with certain holders of our convertible preferred stock and certain holders of our common stock. These stockholder agreements terminated upon the closing of our initial public offering, except for the registration rights granted under our third amended and restated investor rights agreement, as more fully described below in “Description of Capital Stock—Registration Rights.”

Common Stock Financing

In February 2012, we entered into a Common Stock Purchase Agreement pursuant to which we issued and sold to Greylock XIII Limited Partnership and its affiliates, or Greylock, an aggregate of 1,750,980 shares of common stock at a purchase price of $10.20 per share, for aggregate consideration of $17,859,996. In connection with this transaction, Frederic Luddy, our Chief Product Officer, also sold 700,000 shares of our common stock to Greylock at a purchase price of $10.20 per share, for aggregate consideration of $7,140,000. We waived our right of first refusal in order to allow Mr. Luddy to complete this sale to Greylock.

Employment Agreements

We have entered into employment arrangements with our executive officers, as more fully described in “Executive Compensation—Employment Agreements,” “—Employment Arrangements,” “—Post-Employment Compensation” and “—Potential Payments upon Termination or Change in Control.”

Equity Grants to Executive Officers and Directors

We have granted stock options to our executive officers and directors, as more fully described in the section entitled “Executive Compensation.” We granted 1,000,000 RSUs to Mr. Frederic B. Luddy in March 2012. These RSUs vest annually in four equal installments, on the anniversary of the date of grant. We granted options to purchase 100,000 shares of our common stock to each of Messrs. Barber, Leone and Noell in June 2012. These options vest annually over three years and have an exercise price of $18.00 per share.

Employment Arrangements with Immediate Family Members of Our Executive Officers and Directors

Robert Luddy, the brother of Frederic B. Luddy, our founder and Chief Product Officer, has been employed by us since July 1, 2005. During 2009, 2010, and 2011, Mr. Robert Luddy had total cash compensation, including base salary, bonus and other compensation, of $496,964, $535,476 and $541,944, respectively. During fiscal 2010 and 2011 we granted to Mr. Robert Luddy options to purchase 320,000 and 160,000 shares of common stock, respectively. He did not receive any grants in fiscal 2009 or the six months ended December 31, 2011.

Laura Pierce, the sister of Frederic B. Luddy, has been employed by us since January 1, 2007. During 2009, 2010, and 2011, Ms. Pierce had total cash compensation, including base salary, bonus and other compensation, of $109,643, $116,073 and $137,734. During fiscal 2011 and the six months ended December 31, 2011, we granted to Ms. Laura Pierce options to purchase 80,000 and 20,000 shares of common stock, respectively. She did not receive any grants in fiscal 2009 or 2010.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers, as described in “Executive Compensation—Limitation of Liability and Indemnification.”

Transaction and Related Expenses

We paid $201,736 of legal expenses incurred by stockholders affiliated with JMI Equity in connection with activities relating to our public offering of shares.

Review, Approval or Ratification of Transactions with Related Parties

The charter of our Audit Committee requires that any transaction with a related party that must be reported under applicable rules of the SEC, other than compensation related matters, must be reviewed and approved or ratified by our Audit Committee. The Audit Committee has not adopted policies or procedures for review of, or standards for approval of, these transactions.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our capital stock outstanding as of September 30, 2012:

•	Each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;

•	Each of our directors;

•	Each of our named executive officers;

•	All of our directors and executive officers as a group; and

•	Each of the selling stockholders.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership prior to the offering is based on 123,371,566 shares of common stock outstanding at September 30, 2012. Applicable percentage ownership after the offering assumes that              shares of common stock will be sold in this offering by us. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of common stock subject to options, warrants or other convertible securities held by that person or entity that are currently exercisable or will be exercisable within 60 days of September 30, 2012. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Except as otherwise noted below, the address for each person or entity listed in the table is c/o ServiceNow, Inc., 4810 Eastgate Mall, San Diego, California 92121.

	Shares Beneficially Owned Prior to the Offering		Shares Being Offered		Shares Beneficially Owned After the Offering
Name of Beneficial Owner	Number	Percent			Number	Percent
5% or Greater Stockholders
Persons affiliated with JMI Equity(1)	55,079,117	44.64%
Entities affiliated with Sequoia Capital(2)	24,281,844	19.68
Certain Other Stockholders
Entities affiliated with Greylock Partners(3)	2,450,980	1.99
Directors and Named Executive Officers
Frank Slootman(4)	6,550,456	5.05
Frederic B. Luddy(5)	12,063,652	9.76
Michael P. Scarpelli(6)	1,654,852	1.33
David L. Schneider(7)	1,622,788	1.30
Arne Josefsberg(8)	1,350,000	1.08
Daniel R. McGee(9)	1,200,000	*
Andrew J. Chedrick	450,000	*
Paul V. Barber(10)	40,580,508	32.89
Ronald E. F. Codd(11)	200,000	*
Douglas M. Leone(12)	24,281,844	19.68
Jeffrey A. Miller(13)	200,000	*
Charles E. Noell, III(14)	55,079,117	44.64
William L. Strauss(15)	200,000	*
All executive officers and directors as a group (13 persons)(16)	104,852,709	77.17		(17)

(footnotes on next page)

*	Represents beneficial ownership of less than one percent.
(1)

Consists of (i) 28,275,358 shares held by JMI Equity Fund V, L.P., (ii) 1,637,678 shares held by JMI Equity Fund V (AI), L.P., (iii) 7,494,302 shares held by JMI Equity Fund IV, L.P., (iv) 593,470 shares held by JMI Equity Fund IV (AI), L.P., (v) 2,393,038 shares held by JMI Euro Equity Fund IV, L.P., (vi) 186,662 shares held by JMI Equity Side Fund, L.P., (vii) 9,751,654 shares held by JMI Participating Partners (viii) 4,272,259 shares held by JMI Services, LLC, and (ix) 474,696 shares held by Charles E. Noell, III. JMI Associates V, L.L.C. is the General Partner of each of JMI Equity Fund V, L.P. and JMI Equity Fund V (AI), L.P. Charles E. Noell III, Harry S. Gruner, Paul V. Barber, Robert F. Smith, Bradford D. Woloson, Peter C. Arrowsmith, Charles T. Dieveney and Jit Sinha are managing members of JMI Associates V, L.L.C. and may be deemed the beneficial owners of the shares beneficially owned by JMI Associates V, L.L.C. Messrs. Noell, Gruner, Barber, Smith, Woloson, Arrowsmith, Dieveney and Sinha disclaim beneficial ownership of the shares beneficially owned by JMI Equity Fund V, L.P., JMI Equity Fund V (AI), L.P. and JMI Associates V, L.L.C. JMI Associates IV, L.L.C. is the General Partner of each of JMI Equity Fund IV, L.P., JMI Equity Fund IV (AI), L.P. and JMI Euro Equity Fund IV, L.P. Messrs. Noell, Gruner, Barber, Smith, Woloson and Arrowsmith are managing members of JMI Associates IV, L.L.C. and may be deemed the beneficial owners of the shares beneficially owned by JMI Associates IV, L.L.C. Messrs. Noell, Gruner, Barber, Smith, Woloson and Arrowsmith disclaim beneficial ownership of the shares beneficially owned by JMI Equity Fund IV, L.P., JMI Equity Fund IV (AI), L.P., JMI Euro Equity Fund IV, L.P. and JMI Associates IV, L.L.C. JMI Side Associates, L.L.C. is the General Partner of JMI Equity Side Fund, L.P. Messrs. Noell, Gruner, Barber and Woloson are officers of JMI Side Associates, L.L.C. and may be deemed the beneficial owners of the shares beneficially owned by JMI Side Associates, L.L.C. Messrs. Noell, Gruner, Barber and Woloson disclaim beneficial ownership of the shares beneficially owned by JMI Equity Side Fund, L.P. and JMI Side Associates, L.L.C. El Camino Advisors, LLC is the Managing General Partner of JMI Participating Partners. Mr. Noell, John J. Moores and Bryant W. Burke are members of El Camino Advisors, LLC., the Managing General Partner of JMI Participating Partners, and may be deemed the beneficial owners (due to voting and investment power) of the shares beneficially owned by El Camino Advisors, LLC. Messrs. Noell, Moores and Burke disclaim beneficial ownership of the shares beneficially owned by El Camino Advisors, LLC and JMI Participating Partners. JMTX Manager, Inc. is the manager of JMI Services, LLC, and Mr. Moores owns all of the membership interests in JMI Services, LLC and all of the stock of JMTX Manager, Inc. Messrs. Noell, Moores and Burke are directors of, and Messrs. Noell and Burke are officers of, JMTX Manager, Inc. and may be deemed the beneficial owners of the shares beneficially owned by JMTX Manager, Inc. Messrs. Noell and Burke disclaim beneficial ownership of the shares beneficially owned by JMTX Manager, Inc. and JMI Services, LLC. The principal address for JMI Associates V, L.L.C., JMI Associates IV, L.L.C., JMI Equity Fund V, L.P., JMI Equity Fund V (AI), L.P., JMI Side Associates, L.L.C., JMI Equity Fund IV, L.P., JMI Equity Fund IV (AI), L.P., JMI Euro Equity Fund IV, L.P., and JMI Equity Side Fund, L.P. is 100 International Drive, Suite 19100, Baltimore, Maryland 21202. The principal address for JMI Services, LLC, JMI Participating Partners and Mr. Noell is 111 Congress Avenue, Suite 2600, Austin, Texas 78701.

(2)

Consists of (i) 22,948,252 shares held by Sequoia Capital U.S. Growth Fund IV, LP (Growth IV), (ii) 996,092 shares held by Sequoia Capital USGF Principals Fund IV, LP (Principals IV), and (iii) 337,500 shares held by SC US GF V Holdings, Ltd (Sequoia Holdings). Douglas Leone is a managing director of SCGF GenPar, Ltd. (SCGF GenPar). SCGF GenPar is the sole general partner of SCGF IV Management, L.P. (SCGF IV Management), which is the sole general partner of Growth IV and Principals IV. By virtue of these relationships, Mr. Leone may be deemed to share voting and investment power with respect to the shares held by Growth IV and Principals IV. Douglas Leone is a managing director of SC GF V TT, Ltd. (SCGF V TT) and a director of Sequoia Holdings. SCGF V TT is the sole general partner of SCGF V Management, L.P. (SCGF V Management), which is the sole general partner of each of Sequoia Capital U.S. Growth Fund V, L.P. (Growth V) and Sequoia Capital USGF Principals Fund V, L.P. (Principals V). Growth V and Principals V together own 100% of the outstanding ordinary shares of Sequoia Holdings. By virtue of these relationships, Mr. Leone may be deemed to share voting and investment power with respect to the shares held by Sequoia Holdings. The address for the entities affiliated with Sequoia Capital is 3000 Sand Hill Road, 4-250, Menlo Park, CA 94025.

(3)

Consists of 2,184,460 shares held by Greylock XIII Limited Partnership, 196,667 shares held by Greylock XIII-A Limited Partnership and 69,853 shares held by Greylock XIII Principals LLC. The address for the entities affiliated with Greylock is 1 Brattle Square, Cambridge, MA 02138.

(4)

Consists of (i) 100,000 shares held by the Slootman Living Trust dated September 8, 1999, of which Mr. Slootman is a co-trustee, (ii) 50,000 shares held by the CRB Irrevocable Trust, dated August 5, 2011, of which Mr. Slootman is a co-trustee, (iii) 50,000 shares held by the TJB Irrevocable Trust, dated August 5, 2011, of which Mr. Slootman is a co-trustee, and (iv) 6,350,456 shares subject to options held by Mr. Slootman that are exercisable within 60 days of September 30, 2012, of which 4,094,035 are unvested and early exercisable and would be subject to a right of repurchase in our favor upon Mr. Slootman’s cessation of service prior to vesting.

(5)

Consists of (i) 1,250,000 shares held by the Luddy Family 2011 Dynasty Trust dated October 14, 2011 of which Mr. Luddy may be deemed to have voting and investment power, (ii) 240,000 shares subject to options held by Mr. Luddy that are exercisable within 60 days of September 30, 2012, of which 40,000 are unvested and early exercisable and would be subject to a right of repurchase in our favor upon Mr. Luddy’s cessation of service prior to vesting, and (iii) 10,573,652 shares of common stock held by Mr. Luddy.

(6)

Consists of (i) 1,379,044 shares subject to options held by Mr. Scarpelli that are exercisable within 60 days of September 30, 2012, of which 948,092 are unvested and early exercisable and would be subject to a right of repurchase in our favor upon Mr. Scarpelli’s cessation of service prior to vesting, and (ii) 275, 808 shares of common stock held by Mr. Scarpelli.

(7)

Consists of 1,622,788 shares subject to options held by Mr. Schneider that are exercisable within 60 days of September 30, 2012, of which 1,048,051 are unvested and early exercisable and would be subject to a right of repurchase in our favor upon Mr. Schneider’s cessation of service prior to vesting.

(footnotes continue on next page)

(8)

Consists of 1,350,000 shares subject to options held by Mr. Josefsberg that are exercisable within 60 days of September 30, 2012, of which 956,250 are unvested and early exercisable and would be subject to a right of repurchase in our favor upon Mr. Josefsberg’s cessation of service prior to vesting.

(9)

Consists of 1,200,000 shares subject to options held by Mr. McGee that are exercisable within 60 days of September 30, 2012, of which 825,000 are unvested and early exercisable and would be subject to a right of repurchase in our favor upon Mr. McGee’s cessation of service prior to vesting.

(10)

Consists of the shares referred to in footnote (1) above held by JMI Equity Fund V, L.P., JMI Equity Fund V (AI), L.P., JMI Equity Fund IV, L.P., JMI Equity Fund IV (AI), L.P., JMI Euro Equity Fund IV, L.P., and JMI Equity Side Fund, L.P.

(11)

Consists of (i) 150,000 shares subject to options held by Mr. Codd that are exercisable within 60 days of September 30, 2012, all of which are unvested and early exercisable and would be subject to a right of repurchase in our favor upon Mr. Codd’s cessation of service prior to vesting, and (ii) 50,000 shares of common stock held by Mr. Codd, 12,500 of which are subject to a right of repurchase in our favor upon Mr. Codd’s cessation of service prior to vesting.

(12)	Consists of the shares referred to in footnote (2) above.
(13)

Consists of 200,000 shares held by the Miller Living Trust, dtd 7/7/85, of which Mr. Miller is co-trustee, and 112,500 of which are subject to a right of repurchase in our favor upon Mr. Miller’s cessation of service prior to vesting.

(14)	Consists of the shares referred to in footnote (1) above.
(15)

Consists of 200,000 shares subject to options held by Mr. Strauss that are exercisable within 60 days of September 30, 2012, of which 1125,00 are unvested and early exercisable and would be subject to a right of repurchase in our favor upon Mr. Strauss’ cessation of service prior to vesting.

(16)

Consists of (i) 92,360,421 shares of common stock and (ii) 12,492,288 shares of common stock subject to options that are exercisable within 60 days of May 31, 2012. If the underwriters exercise their option to purchase additional shares, then executive officers and directors as a group would beneficially own shares of common stock after the offering, representing     % of our outstanding common stock.

(17)	Consists of:

DESCRIPTION OF CAPITAL STOCK

General

Our authorized capital stock consists of 600,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of preferred stock, $0.001 par value per share. A description of the material terms and provisions of our restated certificate of incorporation and restated bylaws affecting the rights of holders of our capital stock is set forth below. The description is intended as a summary, and is qualified in its entirety by reference to our restated certificate of incorporation and our restated bylaws as currently in effect, which are included as exhibits to the registration statement relating to this prospectus.

As of September 30, 2012, there were:

•	123,371,566 shares of common stock outstanding, held by 200 stockholders of record;

•

37,279,442 shares of common stock issuable upon the exercise of outstanding options with a weighted-average exercise price of $4.48 per share and 1,134,851 shares of common stock issuable pursuant to outstanding restricted stock units, or RSUs;

•	11,635,301 additional shares of common stock reserved for future issuance under our 2012 Equity Incentive Plan; and

•	5,000,000 shares of common stock reserved for future issuance under our 2012 Employee Stock Purchase Plan.

Common Stock

Dividend Rights

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and only then at the times and in the amounts that our board of directors may determine.

Voting Rights

Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Our restated certificate of incorporation eliminates the right of stockholders to cumulate votes for the election of directors. Our restated certificate of incorporation establishes a classified board of directors, to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights and is not subject to conversion, redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

Upon our dissolution, liquidation or winding-up, the assets legally available for distribution to our stockholders are distributable ratably among the holders of our common stock, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Preferred Stock

We are authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions. Our board of directors also can increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the market price of our common stock and the voting and other rights of the holders of common stock. We have no current plan to issue any shares of preferred stock.

Equity Grants

As of September 30, 2012, 37,279,442 shares of our common stock were issuable upon exercise of outstanding options and 1,134,851 shares of common stock were issuable pursuant to outstanding RSUs

Registration Rights

Common and Preferred Stock

According to the terms of our third amended and restated investor rights agreement entered into in November 2009, certain investors are entitled to demand, “piggyback” and Form S-3 registration rights. The stockholders who are a party to the investor rights agreement will hold an aggregate of              shares, or     %, of our common stock upon the closing of this offering. Such stockholders have waived their registration rights with respect to this offering.

Demand Registration Rights. At any time beginning on November 25, 2012, the holders of at least 40% of the shares having demand registration rights have the right to make up to two demands that we file a registration statement to register all or a portion of their shares so long as the aggregate number of securities requested to be sold under such registration statement is at least $4,000,000, subject to specified exceptions.

Form S-3 Registration Rights. If we are eligible to file a registration statement on Form S-3, the holders of at least 40% of the shares having registration rights have the right to demand that we file a registration statement on Form S-3 so long as the aggregate value of the securities to be sold under the registration statement on Form S-3 is at least $1,000,000, subject to specified exceptions.

“Piggyback” Registration Rights. If we register any securities for public sale, holders of registration rights are entitled to written notice of the registration and will have the right to include their shares in the registration statement. The underwriters of any offering will have the right to limit the number of shares having registration rights to be included in the registration statement, but not below 25% of the total number of shares included in the registration statement.

Expenses of Registration. Generally, we are required to bear all registration and selling expenses incurred in connection with the demand, piggyback and Form S-3 registrations described above, other than underwriting discounts and commissions, stock transfer taxes and fees of counsel for any holder other than the reasonable fees of a single special counsel for the holders of registration rights.

Expiration of Registration Rights. The demand, piggyback and Form S-3 registration rights discussed above will terminate in July 2016. In addition, the registration rights discussed above will terminate with respect to any stockholder entitled to these registration rights on the date when such stockholder holds less than three percent of our common stock then outstanding and is able to sell all of its registrable common stock in a single 90-day period under Rule 144 of the Securities Act.

Anti-Takeover Provisions

The provisions of Delaware law, our restated certificate of incorporation and our restated bylaws may have the effect of delaying, deferring or discouraging another person from acquiring control of our company.

Delaware Law

We are governed by the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. This section prevents some Delaware corporations, including us, from engaging, under some circumstances, in a business combination, which includes a merger or sale of at least 10% of the corporation’s assets with any interested stockholder, meaning a stockholder who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of the corporation’s outstanding voting stock, unless:

•	the transaction is approved by the board of directors prior to the time that the interested stockholder became an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•

at or subsequent to such time that the stockholder became an interested stockholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate or incorporation or bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We do not plan to “opt out” of these provisions. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

Restated Certificate of Incorporation and Restated Bylaw Provisions

Our restated certificate of incorporation and our restated bylaws include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control, including the following:

•

Board of Directors Vacancies. Our restated certificate of incorporation and restated bylaws authorize only our board of directors to fill vacant directorships. In addition, the number of directors constituting our board of directors is set only by resolution adopted by a majority vote of our entire board of directors. These provisions prevent a stockholder from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting vacancies with its own nominees.

•

Classified Board. Our restated certificate of incorporation and restated bylaws provide that our board of directors is classified into three classes of directors. The existence of a classified board could delay a successful tender offeror from obtaining majority control of our board of directors, and the prospect of that delay might deter a potential offeror.

•

Stockholder Action; Special Meeting of Stockholders. Our restated certificate of incorporation provides that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. Stockholders are not permitted to cumulate their votes for the election of directors. Our restated bylaws further provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairman of our board of directors, our chief executive officer or our president.

•

Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our restated bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders. Our restated bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

•

Issuance of Undesignated Preferred Stock. Our board of directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by the board of directors. The existence of authorized but unissued shares of preferred stock enables our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

•

Super Majority Vote to Amend Certificate of Incorporation and Bylaws. Our restated certificate of incorporation provides that if two-thirds of our board of directors approves the amendment of our certificate of incorporation and bylaws, or any provisions thereof, then such amendment need only be approved by stockholders holding a majority of our outstanding shares of common stock entitled to vote. Otherwise, such amendment must be approved by stockholders holding two-thirds of our outstanding shares of common stock entitled to vote.

New York Stock Exchange Listing

Our common stock is listed on the New York Stock Exchange under the symbol “NOW.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of shares of our common stock, including shares issued upon the exercise of outstanding options, in the public market after this offering, or the possibility of these sales occurring, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future.

Upon the closing of this offering, based on the number of shares outstanding as of September 30, 2012, a total of              shares of common stock will be outstanding, assuming no exercise of the underwriters’ option to purchase additional shares and no exercises of outstanding stock options or settlement of RSUs prior to the closing of this offering. Of these outstanding shares, all of the shares of common stock sold in this offering by us and the selling stockholders and the 13,397,500 shares of common stock sold in our initial public offering will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act.

The remaining outstanding shares of common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which are summarized below.

As a result of the lock-up agreements described below and certain transfer restrictions under our insider trading policy, subject to the provisions of Rules 144 and 701 under the Securities Act, these restricted securities will be available for sale in the public market as follows:

•	no restricted shares will be eligible for sale in the public market immediately upon completion of this offering;

•	shares will become eligible for sale in the public market beginning on December 26, 2012 (the date on which the lock-up agreements related to our initial public offering expire);

•

             shares subject to transfer restrictions under our insider trading policy will be eligible for sale in the public market on the second trading day following our earnings release for the year ended December 31, 2012, including shares held by our affiliates, assuming the shares are held by persons subject to our insider trading policy, such as directors, officers or employees; provided, if the holder of any shares ceases to be employed by us, such holder’s shares will become eligible for sale upon the expiration of the relevant lock-up agreement;

•	shares will become eligible for sale in the public market upon expiration of lock-up agreements entered into in connection with this offering, as described below; and

•

2,450,980 shares will become eligible for sale in the public market beginning on the 91st day following the date of this prospectus beginning on February 21, 2013, all of which will be freely tradable under Rule 144.

In addition, of the 37,279,442 shares of our common stock that were subject to stock options outstanding as of September 30, 2012, options to purchase 11,607,665 shares of common stock were vested as of September 30, 2012 and will be eligible for sale at various times beginning after December 25, 2012, subject to extension as described in “Underwriting.”

Rule 144

In general, under Rule 144 as currently in effect, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon the expiration of the lock-up agreements described below, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after the offering, or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement in a transaction before the effective date of this offering that was completed in reliance on Rule 701 and complied with the requirements of Rule 701 will, subject to the lock-up restrictions described below, be eligible to resell such shares 90 days after the date of this prospectus in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144. However, substantially all Rule 701 shares are subject to market standoff agreements or lock-up agreements as described below and will become eligible for sale at the expiration of those agreements.

Lock-Up Agreements

In connection with our initial public offering, all of our directors and officers and the holders of substantially all of our capital stock entered into and are subject to lock-up agreements or market standoff provisions that prohibit them from offering for sale, selling, contracting to sell, granting any option for the sale of, transferring or otherwise disposing of any shares of our common stock, options or warrants to acquire shares of our common stock or any security or instrument related to this common stock, option or warrant through December 25, 2012 without the prior written consent of Morgan Stanley & Co. LLC. These agreements are subject to extension for up to an additional 34 days as set forth in the section titled “Underwriting.”

In addition, in connection with this offering, each of the selling stockholders have agreed to extend the restricted period for their shares of common stock for an additional period ending 90 days after the date of this prospectus as described in further detail in the section titled “Underwriting.” After this offering our officers and directors may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Securities Exchange Act of 1934. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements relating to this offering.

Registration Rights

Upon the closing of this offering, the holders of an aggregate of              shares of our common stock, or their permitted transferees, will be entitled to rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration statement, except for shares purchased by affiliates. See “Description of Capital Stock—Registration Rights” for additional information.

Registration Statements

We have filed a registration statement on Form S-8 under the Securities Act covering all of the shares of common stock subject to equity grants outstanding and reserved for issuance under our stock plans. Accordingly, shares of our common stock issued under these plans will be eligible for sale in the public market, subject to vesting restrictions and the lock-up provisions described under “Underwriting.” However, resales of certain shares held by our affiliates registered on the Form S-8 will be subject to volume limitations, manner of sale, notice and public information requirements of Rule 144 and will not be eligible for resale until expiration of the lock-up provisions to which they are subject.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS OF COMMON STOCK

This section summarizes certain United States federal income tax considerations relating to the ownership and disposition of common stock for a non-U.S. holder (as defined below). This summary does not provide a complete analysis of all potential tax considerations. The information provided below is based upon provisions of the Internal Revenue Code of 1986, as amended (Code), and Treasury regulations promulgated thereunder, administrative rulings and judicial decisions currently in effect. These authorities may change at any time, possibly on a retroactive basis, or the Internal Revenue Service, or IRS, might interpret the existing authorities differently. In either case, the tax considerations of owning or disposing of common stock could differ from those described below. As a result, we cannot assure you that the tax consequences described in this discussion will not be challenged by the IRS or will be sustained by a court if challenged by the IRS.

This summary does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction, or under U.S. federal gift and estate tax laws, except to the limited extent provided below. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	partnerships or entities or arrangements treated as partnerships or other pass-through entities for U.S. federal tax purposes (or investors in such entities);

•	corporations that accumulate earnings to avoid United States federal income tax;

•	persons subject to the alternative minimum tax;

•	tax-exempt organizations or tax-qualified retirement plans;

•	real estate investment trusts or regulated investment companies;

•	controlled foreign corporations or passive foreign investment companies;

•	persons who acquired our common stock as compensation for services;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than 5% of our capital stock (except to the extent specifically set forth below);

•	certain former citizens or long-term residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction;

•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code (generally, for investment purposes); or

•	persons deemed to sell our common stock under the constructive sale provisions of the Internal Revenue Code.

In addition, if a partnership or entity classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, this summary does not address tax considerations applicable to partnerships that hold our common stock, and partners in such partnerships should consult their tax advisors.

INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE UNITED STATES FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF FOREIGN, STATE OR LOCAL LAWS, AND TAX TREATIES.

Non-U.S. Holder Defined

For purposes of this summary, a “non-U.S. holder” is any holder other than an entity taxable as a partnership for United States federal income tax purposes or:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created or organized under the laws of the United States, any state or the District of Columbia;

•

a trust that (1) is subject to the primary supervision of a United States court and one or more United States persons have authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person; or

•	an estate whose income is subject to United States income tax regardless of source.

If you are a non-U.S. citizen that is an individual, you may, in many cases, be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For these purposes, all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year are counted. Resident aliens are subject to United States federal income tax as if they were United States citizens. Such an individual is urged to consult his or her own tax advisor regarding the United States federal income tax consequences of the sale, exchange of other disposition of common stock.

Dividends

We do not expect to declare or make any distributions on our common stock in the foreseeable future. If we do pay dividends on shares of our common stock, however, such distributions will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that is applied against and reduces, but not below zero, a non-U.S. holder’s adjusted tax basis in shares of our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of our common stock. See “—Sale of Common Stock.”

Any dividend paid to a non-U.S. holder on our common stock that is not effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States will generally be subject to United States withholding tax at a 30% rate. The withholding tax might not apply, however, or might apply at a reduced rate, under the terms of an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence. You should consult your tax advisors regarding your entitlement to benefits under a relevant income tax treaty. Generally, in order for us or our paying agent to withhold tax at a lower treaty rate, a non-U.S. holder must certify its entitlement to treaty benefits. A non-U.S. holder generally can meet this certification requirement by providing a Form W-8BEN (or any successor form) or appropriate substitute form to us or our paying agent. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. For payments made to a foreign partnership or other pass-through entity, the certification requirements generally apply to the partners or other owners rather than to the partnership or other entity, and the partnership or other entity must provide the partners’ or other owners’ documentation to us or our paying agent.

Dividends received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder, or, if an income tax treaty between the United States and the non-U.S. holder’s country of residence applies, are attributable to a permanent establishment maintained by the non-U.S. holder in the United States, are not subject to United States withholding tax. To obtain this exemption, a non-U.S. holder must provide us or our paying agent with an IRS Form W-8ECI properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are generally taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition to being taxed at the graduated tax rates, dividends received by corporate non-U.S. holders that are effectively connected with a U.S. trade or business of the corporate non-U.S. holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

If you are eligible for a reduced rate of United States federal withholding tax under an income tax treaty, you may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS in a timely manner.

Sale of Common Stock

Subject to the discussion below regarding the Foreign Account Tax Compliance Act, non-U.S. holders will generally not be subject to United States federal income tax on any gains realized on the sale, exchange or other disposition of common stock unless:

•

the gain (1) is effectively connected with the conduct by the non-U.S. holder of a United States trade or business and (2) if an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence applies, the gain is attributable to a permanent establishment (or, in the case of an individual, a fixed base) maintained by the non-U.S. holder in the United States (in which case the special rules described below apply);

•

the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale, exchange or other disposition of our common stock, and certain other requirements are met (in which case the gain would be subject to a flat 30% tax, or such reduced rate as may be specified by an applicable income tax treaty, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States); or

•	the rules of the Foreign Investment in Real Property Tax Act, or FIRPTA, treat the gain as effectively connected with a United States trade or business.

The FIRPTA rules may apply to a sale, exchange or other disposition of our common stock if we are, or were within the shorter of the five-year period preceding the disposition and the non-U.S. holder’s holding period a “U.S. real property holding corporation,” or USRPHC. In general, we would be a USRPHC if interests in United States real estate comprised at least half of the value of our business assets. We do not believe that we are a USRPHC and we do not anticipate becoming one in the future. Even if we become a USRPHC, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as United States real property interests only if a non-U.S. holder actually owns or constructively holds more than 5% of our outstanding common stock at any time during the applicable period that is specified in the Code.

If any gain from the sale, exchange or other disposition of common stock, (1) is effectively connected with a United States trade or business conducted by a non-U.S. holder and (2) if an income tax treaty between the United States and the non-U.S. holder’s country of residence applies, is attributable to a permanent establishment (or, in the case of an individual, a fixed base) maintained by such non-U.S. holder in the United States, then the gain generally will be subject to United States federal income tax at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. If the non-U.S. holder is a corporation, under certain circumstances, that portion of its earnings and profits that is effectively connected with its United States trade or business, subject to certain adjustments, generally would be subject to a “branch profits tax.” The branch profits tax rate is 30%, although an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence might provide for a lower rate.

United States Federal Estate Tax

The estates of nonresident alien individuals generally are subject to United States federal estate tax on property with a United States situs. Because we are a United States corporation, our common stock will be United States situs property and therefore will be included in the taxable estate of a nonresident alien decedent, unless an applicable tax treaty between the United States and the decedent’s country of residence provides otherwise.

Backup Withholding and Information Reporting

The Code and the Treasury regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are dividends and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by “backup withholding” rules. These rules require the payors to withhold tax from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide his taxpayer identification number to the payor, furnishing an incorrect identification number, or failing to report interest or dividends on his returns. The backup withholding tax rate is currently 28% for all payments made through December 31, 2012. The backup withholding rules do not apply to payments to corporations, whether domestic or foreign, provided that they establish such exemption.

Payments to non-U.S. holders of dividends on common stock generally will not be subject to backup withholding, and payments of proceeds made to non-U.S. holders by a broker upon a sale of common stock will not be subject to information reporting or backup withholding, in each case so long as the non-U.S. holder certifies its nonresident status (and we or our paying agent do not have actual knowledge or reason to know the holder is a United States person or that the conditions of any other exemption are not, in fact, satisfied) or otherwise establishes an exemption. The provision of a properly executed Form W-8BEN will generally satisfy the certification requirements necessary to avoid the backup withholding tax. We must report annually to the IRS any dividends paid to each non-U.S. holder and the tax withheld, if any, with respect to these dividends. Copies of these reports may be made available to tax authorities in the country where the non-U.S. holder resides.

Backup withholding is not an additional tax. Any amounts withheld from a payment to a holder of common stock under the backup withholding rules can be credited against any United States federal income tax liability of the holder and may entitle the holder to a refund, provided that the required information is furnished to the IRS in a timely manner.

Foreign Account Tax Compliance Act

The Foreign Account Tax Compliance Act, or FATCA, will impose a U.S. federal withholding tax of 30% on certain “withholdable payments” (including U.S. source dividends and the gross proceeds from the sale or other disposition of U.S. stock) to foreign financial institutions and other non-U.S. entities that fail to comply with certain certification and information reporting requirements. The obligation to withhold under FATCA is currently expected to apply to, among other items, (i) dividends on our common stock that are paid after December 31, 2013 and (ii) gross proceeds from the disposition of our common stock paid after December 31, 2016.

THE PRECEDING DISCUSSION OF UNITED STATES FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR UNITED STATES FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC is acting as representative, have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
Citigroup Global Markets, Inc.
Deutsche Bank Securities Inc.
Barclays Capital Inc.
Credit Suisse Securities (USA) LLC
UBS Securities LLC
Pacific Crest Securities LLC
Wells Fargo Securities, LLC

Total

The underwriters are offering the shares of common stock subject to their acceptance of the shares and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part. In addition, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representative.

We and the selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to              additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares of common stock as the number of shares listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us and the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional              shares of common stock from us and the selling stockholders.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by:
Us	$	$	$
The selling stockholders	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to selling stockholders	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $        .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

Our common stock is listed on the New York Stock Exchange under the trading symbol “NOW.”

In connection with our initial public offering, we and holders of substantially all of our securities then outstanding, including our officers and directors and the selling stockholders in the initial public offering, agreed that, without the prior written consent of Morgan Stanley & Co. LLC on behalf of the underwriters, we and they will not, during the period ending on December 26, 2012, or the IPO restricted period, subject to certain exceptions:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•	file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. The IPO restricted period described in the preceding sentence will be extended if:

•	during the last 17 days of the IPO restricted period we issue an earnings release or a material news event relating to us occurs; or

•	prior to the expiration of the IPO restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the IPO restricted period;

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, or the additional restricted period.

In connection with this offering, the selling stockholders have agreed to extend the IPO restricted period for an additional period ending 90 days after the date of this prospectus, or the secondary restricted period, except such period will not be subject to further extension pursuant to the additional restricted period described above.

Morgan Stanley & Co. LLC, in its sole discretion, may release the common stock subject to the lock-up agreements described above in whole or in part at any time with or without notice. For the purposes of this offering, Morgan Stanley & Co. LLC intends to waive, solely with respect to the shares being sold in this offering, the restrictions under these lock-up agreements applicable to the selling stockholders.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the option to purchase additional shares. The underwriters can close out a covered short sale by exercising the option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional shares. The underwriters may also sell shares in excess of the option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time. The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

We, the selling stockholders and the underwriters have agreed to severally indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representative may allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and short positions in such securities and instruments.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, or Relevant Member State, an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representative for any such offer; or

•

in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended, or the FSMA) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

•

it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571 Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, our company, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Fenwick & West LLP, Mountain View, California. Cooley LLP, Palo Alto, California, is acting as counsel to the underwriters.

CHANGE IN ACCOUNTANTS

On February 4, 2011, we retained PricewaterhouseCoopers LLP as our independent registered public accounting firm. Our independent registered public accounting firm was previously Grant Thornton LLP. The decision to dismiss Grant Thornton LLP and appoint PricewaterhouseCoopers LLP was approved by our audit committee on December 3, 2010. Subsequent to their appointment, we engaged PricewaterhouseCoopers LLP to reaudit our consolidated financial statements as of June 30, 2009 and 2010, and for each of the two years in the period then ended, which had previously been audited by Grant Thornton LLP.

The reports of Grant Thornton LLP on our consolidated financial statements did not contain any adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope or accounting principles. We had no disagreements with Grant Thornton LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to its satisfaction, would have caused Grant Thornton LLP to make reference in connection with its opinion to the subject matter of the disagreement during its audits of the years ended June 30, 2010 and 2009 or the subsequent interim period through December 3, 2010. During the two most recent fiscal years preceding our discharge of Grant Thornton LLP, and the subsequent interim period through December 3, 2010, there were no “reportable events” as such term is defined in Item 304(a)(1)(v) of Regulation S-K.

During the two years ended June 30, 2010 and through the period ended February 4, 2011, we did not consult with PricewaterhouseCoopers LLP on matters that involved the application of accounting principles to a specified transaction, either completed or proposed, the type of audit opinion that might be rendered on our financial statements or any other matter that was the subject of a disagreement as that term is used in Item 304 (a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K or a reportable event as that term is used in Item 304(a)(1)(v) and the related instructions to Item 304 of Regulation S-K.

EXPERTS

The consolidated financial statements as of June 30, 2010 and 2011 and December 31, 2011, for each of the three fiscal years in the period ended June 30, 2011 and for the six months ended December 31, 2011 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed with the registration statement. For further information about us and the common stock offered hereby, we refer you to the registration statement and the exhibits filed with the registration statement. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the filed exhibits may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, NE, Washington, DC 20549, and copies of all or any part of the registration statement may be obtained from that office at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

We are subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, are required to file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information are available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referenced above. We also maintain a website at http://www.servicenow.com. We make available free of charge, on or through the investor relations section of our website, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The information found on our website, other than as specifically incorporated by reference in this prospectus, is not part of this prospectus.

SERVICENOW, INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of ServiceNow, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income (loss), changes in convertible preferred stock and stockholders’ deficit, and cash flows present fairly, in all material respects, the financial position of ServiceNow, Inc. (formerly Service-now.com) and its subsidiaries at December 31, 2011, June 30, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2011 and the six months ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for multiple element revenue arrangements beginning July 1, 2010.

/s/ PricewaterhouseCoopers LLP

San Diego, California

March 30, 2012, except for Note 18, “Subsequent Events,” as to which the date is May 23, 2012.

SERVICENOW, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

	June 30,		December 31, 2011	September 30, 2012
	2010	2011
				(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$29,402	$59,853	$68,088	$116,976
Restricted cash	395	45	45	37
Short-term investments	—	—	—	139,485
Accounts receivable, net	9,732	24,495	44,860	55,924
Current portion of deferred commissions	2,267	3,922	6,087	12,236
Prepaid expenses and other current assets	5,696	8,578	9,883	5,675
Current portion of deferred tax assets	—	—	1,544	1,544

Total current assets	47,492	96,893	130,507	331,877
Deferred commissions, less current portion	2,052	1,941	4,597	9,734
Property and equipment, net	1,698	9,467	20,695	39,086
Other assets	127	445	524	1,507

Total assets	$51,369	$108,746	$156,323	$382,204

Liabilities, Convertible Preferred Stock and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$1,570	$2,098	$9,411	$5,680
Accrued expenses and other current liabilities	12,729	18,584	25,608	32,038
Current portion of deferred revenue	31,282	66,894	91,087	128,970
Current portion of deferred rent	113	410	455	—

Total current liabilities	45,694	87,986	126,561	166,688
Deferred revenue, less current portion	9,449	7,752	13,549	18,976
Deferred rent, less current portion	249	3,132	2,935	433
Other long-term liabilities	12	397	2,532	4,839

Total liabilities	55,404	99,267	145,577	190,936

Commitments and contingencies
Convertible preferred stock:
Series C redeemable convertible preferred stock, $0.001 par value; 983,606 shares authorized, issued and outstanding at June 30, 2010 and 2011 and December 31, 2011; no shares authorized, issued or outstanding at September 30, 2012 (unaudited); liquidation preference of $6,000 at December 31, 2011;	5,930	5,948	5,957	—
Series A redeemable convertible preferred stock, $0.001 par value; 2,500,000 shares authorized, issued and outstanding at June 30, 2010 and 2011 and December 31, 2011; no shares authorized, issued or outstanding at September 30, 2012 (unaudited); liquidation preference of $3,805 at December 31, 2011	3,504	3,704	3,805	—
Series B redeemable convertible preferred stock, $0.001 par value; 4,040,488 shares authorized; 3,988,636 shares issued and outstanding at June 30, 2010 and 2011 and December 31, 2011; no shares authorized, issued or outstanding at September 30, 2012 (unaudited); liquidation preference of $7,165 at December 31, 2011	6,548	6,963	7,165	—
Series D convertible preferred stock, $0.001 par value; 3,830,379 shares authorized at June 30, 2010 and 2011 and December 31, 2011; no shares authorized, issued or outstanding at September 30, 2012 (unaudited); liquidation preference of $51,640 at December 31, 2011	51,245	51,245	51,245	—
Stockholders’ equity (deficit):
Preferred stock, $0.01 par value; 10,000,000 shares authorized; no shares issued or outstanding	—	—	—	—
Common stock $0.001 par value; 600,000,000 shares authorized; 16,493,488, 20,772,944 and 22,229,978 shares issued and outstanding at June 30, 2010 and 2011 and December 31, 2011, respectively; 123,371,566 shares issued and outstanding at September 30, 2012 (unaudited)	16	21	22	123
Additional paid-in capital	—	2,936	9,793	286,376
Accumulated other comprehensive income	8	118	899	326
Accumulated deficit	(71,286)	(61,456)	(68,140)	(95,557)

Total stockholders’ equity (deficit)	(71,262)	(58,381)	(57,426)	191,268

Total liabilities, convertible preferred stock and stockholders’ equity (deficit)	$51,369	$108,746	$156,323	$382,204

See accompanying notes to consolidated financial statements

SERVICENOW, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands, except share and per share data)

	Fiscal Years Ended June 30,			Six Months Ended December 31,		Nine Months Ended September 30,
	2009	2010	2011	2010	2011	2011	2012
				(Unaudited)		(Unaudited)
Revenues:
Subscription	$17,841	$40,078	$79,191	$33,191	$64,886	$76,331	$141,640
Professional services and other	1,474	3,251	13,450	4,753	8,489	12,563	26,910

Total revenues	19,315	43,329	92,641	37,944	73,375	88,894	168,550

Cost of revenues(1):
Subscription	3,140	6,378	15,311	6,096	15,073	15,538	43,182
Professional services and other	4,711	9,812	16,264	6,778	12,850	15,095	28,519

Total cost of revenues	7,851	16,190	31,575	12,874	27,923	30,633	71,701

Gross profit	11,464	27,139	61,066	25,070	45,452	58,261	96,849

Operating expenses(1):
Sales and marketing	8,499	19,334	34,123	13,728	32,501	34,375	74,356
Research and development	2,433	7,194	7,004	2,758	7,030	7,003	26,098
General and administrative	6,363	28,810	9,379	3,417	10,084	10,471	24,441

Total operating expenses	17,295	55,338	50,506	19,903	49,615	51,849	124,895

Income (loss) from operations	(5,831)	(28,199)	10,560	5,167	(4,163)	6,412	(28,046)
Interest and other income (expense), net	(27)	(1,226)	606	289	(1,446)	(412)	1,148

Income (loss) before provision for income taxes	(5,858)	(29,425)	11,166	5,456	(5,609)	6,000	(26,898)
Provision for income taxes	48	280	1,336	653	1,075	852	519

Net income (loss)	(5,906)	(29,705)	9,830	4,803	(6,684)	5,148	(27,417)

Net income (loss) per share attributable to common stockholders:
Basic	$(0.17)	$(1.31)	$0.09	$0.04	$(0.33)	$0.05	$(0.49)

Diluted	$(0.17)	$(1.31)	$0.08	$0.04	$(0.33)	$0.04	$(0.49)

Weighted-average shares used to compute net income (loss) per share attributable to common stockholders:
Basic	39,039,066	23,157,576	18,163,977	17,156,445	21,104,219	19,695,440	57,089,411
Diluted	39,039,066	23,157,576	28,095,486	27,622,357	21,104,219	30,612,539	57,089,411
Other comprehensive income (loss), before tax:
Foreign currency translation and remeasurement adjustments	$50	$(43)	$167	$(49)	$807	$439	$(479)
Unrealized loss on investments	—	—	—	—	—	—	(34)
Provision for (benefit from) income taxes	18	(15)	57	(14)	26	48	60

Other comprehensive income (loss), net of tax	32	(28)	110	(35)	781	391	(573)

Comprehensive income (loss)	$(5,874)	$(29,733)	$9,940	$4,768	$(5,903)	$5,539	$(27,990)

See accompanying notes to consolidated financial statements

SERVICENOW, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (continued)

(in thousands, except share and per share data)

(1)	Includes stock-based compensation as follows:

	Fiscal Years Ended June 30,			Six Months Ended December 31,		Nine Months Ended September 30,
	2009	2010	2011	2010	2011	2011	2012
				(Unaudited)		(Unaudited)
Cost of revenues:
Subscription	$6	$48	$548	$225	$674	$524	$2,514
Professional services and other	11	28	117	37	193	151	964
Sales and marketing	45	277	1,004	431	2,010	1,373	6,852
Research and development	50	90	468	207	704	524	4,121
General and administrative	15	102	817	221	2,056	1,652	4,137

See accompanying notes to consolidated financial statements

SERVICENOW, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)

(in thousands, except shares)

	Series C Redeemable Convertible Preferred Stock		Series A Redeemable Convertible Preferred Stock		Series B Redeemable Convertible Preferred Stock		Series D Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at June 30, 2008	—	$—	2,500,000	$3,092	3,988,636	$5,718	—	$—	40,487,504	$40	$—	$(13,156)	$4	$(13,112)
Stock option exercises	—	—	—	—	—	—	—	—	348,328	1	6	—	—	7
Buyback and retirement of common stock	—	—	—	—	—	—	—	—	(7,868,848)	(8)	(133)	(2,072)	—	(2,213)
Issuance of series C redeemable convertible preferred stock, net of $93 issuance costs	983,606	5,907	—	—	—	—	—	—	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	127	—	—	127
Accretion of preferred stock dividends and issuance costs	—	4	—	206	—	415	—	—	—	—	—	(625)	—	(625)
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	—	—	32	32
Net loss	—	—	—	—	—	—	—	—	—	—	—	(5,906)	—	(5,906)

Balance at June 30, 2009	983,606	$5,911	2,500,000	$3,298	3,988,636	$6,133	—	$—	32,966,984	$33	$—	$(21,759)	$36	$(21,690)

Stock option exercises	—	$—	—	$—	—	$—	—	$—	7,036,768	$7	$234	$—	$—	$241
Buyback and retirement of common stock	—	—	—	—	—	—	—	—	(23,510,264)	(24)	(779)	(19,182)	—	(19,985)
Issuance of series D convertible preferred stock, net of $395 issuance costs	—	—	—	—	—	—	2,990,635	51,245	—	—	—	—	—	—
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	545	—	—	545
Accretion of preferred stock dividends and issuance costs	—	19	—	206	—	415	—	—	—	—	—	(640)	—	(640)
Other comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	—	(28)	(28)
Net loss	—	—	—	—	—	—	—	—	—	—	—	(29,705)	—	(29,705)

Balance at June 30, 2010	983,606	$5,930	2,500,000	$3,504	3,988,636	$6,548	2,990,635	$51,245	16,493,488	$16	$—	$(71,286)	$8	$(71,262)

SERVICENOW, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT (continued)

(in thousands, except shares)

	Series C Redeemable Convertible Preferred Stock		Series A Redeemable Convertible Preferred Stock		Series B Redeemable Convertible Preferred Stock		Series D Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Stock option exercises	—	—	—	—	—	—	—	—	4,279,456	5	441	—	—	446
Tax benefit from exercise of nonqualified stock options	—	—	—	—	—	—	—	—	—	—	138	—	—	138
Vesting of early exercised stock options	—	—	—	—	—	—	—	—	—	—	36	—	—	36
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	2,954	—	—	2,954
Accretion of preferred stock dividends and issuance costs	—	18	—	200	—	415	—	—	—	—	(633)	—	—	(633)
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	—	—	110	110
Net income	—	—	—	—	—	—	—	—	—	—	—	9,830	—	9,830

Balance at June 30, 2011	983,606	$5,948	2,500,000	$3,704	3,988,636	$6,963	2,990,635	$51,245	20,772,944	$21	$2,936	$(61,456)	$118	$(58,381)

Stock option exercises	—	$—	—	$—	—	$—	—	$—	1,469,118	$1	$1,283	$—	$—	$1,284
Tax benefit from exercise of nonqualified stock options	—	—	—	—	—	—	—	—	—	—	41	—	—	41
Vesting of early exercised stock options	—	—	—	—	—	—	—	—	—	—	208	—	—	208
Buyback of restricted common stock	—	—	—	—	—	—	—	—	(12,084)	—	—	—	—	—
Stock-based compensation	—	—	—	—	—	—	—	—	—	—	5,637	—	—	5,637
Accretion of preferred stock dividends and issuance costs	—	9	—	101	—	202	—	—	—	—	(312)	—	—	(312)
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	—	—	781	781
Net loss	—	—	—	—	—	—	—	—	—	—	—	(6,684)	—	(6,684)

Balance at December 31, 2011	983,606	$5,957	2,500,000	$3,805	3,988,636	$7,165	2,990,635	$51,245	22,229,978	$22	$9,793	$(68,140)	$899	$(57,426)

SERVICENOW, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT (continued)

(in thousands, except shares)

	Series C Redeemable Convertible Preferred Stock		Series A Redeemable Convertible Preferred Stock		Series B Redeemable Convertible Preferred Stock		Series D Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Issuance of common stock upon initial public offering, net of offering costs (unaudited)	—	—	—	—	—	—	—	—	10,350,000	10	169,774	—	—	169,784
Conversion of preferred stock to common stock upon initial public offering (unaudited)	(983,606)	(5,966)	(2,500,000)	(3,905)	(3,988,636)	(7,364)	(2,990,635)	(51,245)	83,703,016	84	68,396	—	—	68,480
Stock option exercises (unaudited)	—	—	—	—	—	—	—	—	5,523,840	5	2,344	—	—	2,349
Issuance of common stock, net of $12 issuance costs (unaudited)	—	—	—	—	—	—	—	—	1,750,980	2	17,846	—	—	17,848
Tax benefit from exercise of nonqualified stock options (unaudited)	—	—	—	—	—	—	—	—	—	—	533	—	—	533
Vesting of early exercised stock options (unaudited)	—	—	—	—	—	—	—	—	—	—	1,287	—	—	1,287
Buyback of restricted common stock	—	—	—	—	—	—	—	—	(2,084)	—	—	—	—	—
Buyback and retirement of common stock (unaudited)	—	—	—	—	—	—	—	—	(184,164)	—	(1,960)	—	—	(1,960)
Stock-based compensation (unaudited)	—	—	—	—	—	—	—	—	—	—	18,671	—	—	18,671
Accretion of preferred stock dividends and issuance costs	—	9	—	100	—	199	—	—	—	—	(308)	—	—	(308)
Other comprehensive loss (unaudited)	—	—	—	—	—	—	—	—	—	—	—	—	(573)	(573)
Net loss (unaudited)	—	—	—	—	—	—	—	—	—	—	—	(27,417)	—	(27,417)

Balance at September 30, 2012	—	$—	—	$—	—	$—	—	$—	123,371,566	$123	$286,376	$(95,557)	$326	$191,268

See accompanying notes to consolidated financial statements

SERVICENOW, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Fiscal Years Ended June 30,			Six Months Ended December 31,		Nine Months Ended September 30,
	2009	2010	2011	2010	2011	2011	2012
				(Unaudited)		(Unaudited)
Cash flows from operating activities:
Net income (loss)	$(5,906)	$(29,705)	$9,830	$4,803	$(6,684)	$5,148	$(27,417)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	164	369	1,472	502	2,045	1,794	8,842
Amortization of premiums on short-term investments, net	—	—	—	—	—	—	594
Amortization of deferred commissions	458	2,189	4,023	1,642	3,492	3,942	9,264
Stock-based compensation	127	545	2,954	1,121	5,637	4,224	18,588
Tax benefit from exercise of stock options	—	—	(138)	(117)	(41)	(21)	(533)
Expense for preferred stock warrants	61	702	—	—	—	—	—
Bad debt expense	5	64	—	—	—	—	148
(Gain) Loss on disposal of property and equipment	—	—	60	—	72	60	(1)
Lease abandonment costs	—	—	—	—	—	—	2,922
Changes in operating assets and liabilities:
Accounts receivable	(1,981)	(5,176)	(14,762)	(7,631)	(20,365)	(7,768)	(11,065)
Deferred commissions	(1,694)	(5,271)	(5,568)	(2,180)	(8,313)	(6,419)	(20,525)
Prepaid expenses and other current assets(1)	(778)	(4,851)	(2,872)	(560)	(1,355)	(2,092)	4,242
Other assets	97	(91)	(308)	(88)	(90)	(268)	(35)
Accounts payable	191	912	254	(845)	1,490	1,866	(106)
Accrued expenses and other current liabilities	2,443	8,901	5,438	1,569	6,921	4,239	4,644
Deferred rent	62	(85)	3,179	(57)	(151)	3,153	(2,957)
Deferred revenue	6,911	23,953	33,915	12,557	29,990	28,589	43,081
Other long-term liabilities	—	12	(9)	(5)	572	(6)	2,409

Net cash provided by (used in) operating activities	160	(7,532)	37,468	10,711	13,220	36,441	32,095

Cash flows from investing activities:
Purchases of property and equipment	(327)	(1,584)	(8,733)	(2,057)	(7,959)	(9,193)	(32,156)
Purchases of short-term investments	—	—	—	—	—	—	(146,922)
Sale of short-term investments	—	—	—	—	—	—	1,025
Maturities of short-term investments	—	—	—	—	—	—	5,800
Restricted cash	(524)	129	350	200	—	150	8

Net cash used in investing activities	(851)	(1,455)	(8,383)	(1,857)	(7,959)	(9,043)	(172,245)

Cash flows from financing activities:
Net proceeds from initial public offering	—	—	—	—	—	—	169,799
Proceeds from exercise of stock options	7	241	446	105	1,284	1,309	2,349
Proceeds from early exercise of stock options	—	—	643	—	844	1,457	1,024
Tax benefit from exercise of stock options	—	—	138	117	41	21	533
Net proceeds from issuance of convertible preferred stock	5,907	51,245	—	—	—	—	—
Net proceeds from issuance of common stock	—	—	—	—	—	—	17,848
Purchases of common stock and restricted stock from stockholders	(2,213)	(20,814)	—	—	(15)	—	(1,960)

Net cash provided by financing activities	3,701	30,672	1,227	222	2,154	2,787	189,593

Foreign currency effect on cash and cash equivalents	6	(71)	139	(21)	820	394	(555)

Net increase in cash and cash equivalents	3,016	21,614	30,451	9,055	8,235	30,579	48,888
Cash at beginning of period	4,772	7,788	29,402	29,402	59,853	38,457	68,088

Cash and cash equivalents at end of period	$7,788	$29,402	$59,853	$38,457	$68,088	$69,036	$116,976

Supplemental disclosures of other cash flow information:
Interest paid	$4	$10	$5	$1	$—	$4	$3
Taxes paid	5	4	1,403	—	360	1,758	1,241
Non-cash investing and financing activities:
Property and equipment included in accounts payable and accrued expenses	$7	$196	$756	$369	$6,296	$1,785	$3,768
Property and equipment acquired under capital leases	—	25	—	—	—	—	—
Vesting of early exercised stock options	—	—	36	—	208	109	1,287
Accretion of preferred stock dividends and issuance costs	625	640	633	320	312	471	308
Deferred offering costs not yet paid	—	—	—	—	—	—	15

(1)	Includes $5.3 million payment received from our founder during the nine months ended September 30, 2012. Refer to Note 15.

See accompanying notes to consolidated financial statements

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)    Description of the Business

ServiceNow, Inc. is a leading provider of cloud-based services to automate enterprise Information Technology, or IT operations. Our service includes a suite of applications built on our proprietary platform that automates workflow and integrates related business processes. We focus on transforming enterprise IT by automating and standardizing business processes and consolidating IT across the global enterprise. Organizations deploy our service to create a single system of record for enterprise IT, to lower operational costs and to enhance efficiency. Additionally, our customers use our extensible platform to build custom applications for automating activities unique to their business requirements.

(2)    Summary of Significant Accounting Policies

Initial Public Offering (unaudited)

On July 5, 2012, we closed our initial public offering of 13,397,500 shares of common stock at an offering price of $18.00 per share. The offering included 10,350,000 shares sold and issued by us and 3,047,500 shares sold by our founder. The shares sold in the offering included 1,350,000 shares and 397,500 shares sold by us and our founder, respectively, pursuant to the underwriters’ full exercise of their overallotment option. The net proceeds to us from the offering were approximately $173.3 million after deducting underwriting discounts and commissions, and before deducting total estimated expenses in connection with the offering of $3.5 million.

Principles of Consolidation

The consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles, or GAAP, and include our accounts and the accounts of our wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated upon consolidation.

Stock Split

The consolidated financial statements reflect three 2-for-1 stock splits of our common stock with no corresponding change in par value, approved by the board of directors and stockholders, effective July 30, 2010, May 13, 2011 and December 15, 2011. Share and per share amounts have been retroactively restated to reflect the stock splits for all periods presented.

Per the terms of the convertible preferred stock, each stock split results in a proportional adjustment to the conversion ratio of each series of the convertible preferred stock. Upon the closing of our initial public offering on July 5, 2012, all of the outstanding 10,462,877 shares of convertible preferred stock converted into an aggregate of 83,703,016 shares of common stock.

Fiscal Year Change

On February 3, 2012, our board of directors approved a change to our fiscal year end from June 30 to December 31. Included in this report is the transition period for the six months ended December 31, 2011. Accordingly, we present the consolidated balance sheets as of June 30, 2010 and 2011, December 31, 2011 and September 30, 2012, and the consolidated statements of comprehensive income (loss), changes in convertible preferred stock and stockholders’ equity (deficit), and cash flows for the fiscal years ended June 30, 2009, 2010 and 2011, the six months ended December 31, 2010 and 2011 and the three months ended September 30, 2011 and 2012. References to fiscal 2009, 2010 and 2011 still refer to the fiscal years ended June 30, 2009, June 30, 2010 and June 30, 2011, respectively.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Items subject to the use of estimates include revenue recognition, reserves for trade accounts receivable, useful lives of fixed assets, certain accrued liabilities including our facility exit obligation, the determination of the provision for income taxes, the fair value of stock awards and loss contingencies.

Unaudited Interim Financial Information

The accompanying consolidated statements of comprehensive income (loss) and cash flows for the six months ended December 31, 2010 and the nine months ended September 30, 2011 and 2012 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments necessary to state fairly our results of operations and cash flows for the six months ended December 31, 2010 and the nine months ended September 30, 2011 and 2012. The financial data and the other information disclosed in these notes to the consolidated financial statements related to the six-month period and the nine-month periods are unaudited.

Segments

We define the term “chief operating decision maker” to be our Chief Executive Officer. Our Chief Executive Officer reviews the financial information presented on a consolidated basis, accompanied by disaggregated information about revenue by geographic region for purposes of allocating resources and evaluation of financial performance. Accordingly, we have determined that we operate in a single reporting segment, enterprise IT operations management.

Foreign Currency Translation

The functional currencies for our foreign subsidiaries are their local currencies. Assets and liabilities of the wholly-owned foreign subsidiaries are translated into U.S. dollars at exchange rates in effect at each period end. Amounts classified in stockholders’ equity (deficit) are translated at historical exchange rates. Revenues and expenses are translated at the average exchange rates during the period. The resulting translation adjustments are recorded in accumulated other comprehensive income as a component of stockholders’ equity (deficit).

Allocation of Overhead Costs

Overhead associated with benefits, facilities, IT costs and depreciation is allocated to cost of revenues and operating expenses based on headcount.

Revenue Recognition

We derive our revenues from two sources: (i) subscriptions and (ii) professional services and other. Subscription revenues are primarily comprised of fees which give customers access to our suite of on-demand applications, as well as access to our extensible platform to build custom applications. Our contracts typically do not give the customer the right to take possession of the software supporting the solution. Professional services and other revenues consist of fees associated with the implementation and configuration of our service. Professional services and other revenues also include customer training and attendance and sponsorship fees for Knowledge, our annual user conference.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

We commence revenue recognition when all of the following conditions are met:

•	There is persuasive evidence of an arrangement;

•	The service has been provided to the customer;

•	The collection of related fees is reasonably assured; and

•	The amount of fees to be paid by the customer is fixed or determinable.

Signed agreements are used as evidence of an arrangement. If a signed contract by the customer does not exist, we have historically used either a purchase order or a signed order form as evidence of an arrangement. In cases where both a signed contract and either a purchase order or signed order form exist, we consider the signed contract to be the final persuasive evidence of an arrangement.

Subscription revenues are recognized ratably over the contract term beginning on the commencement date of each contract, which is the date we make our service available to our customers. Once our service is available to customers, amounts that have been invoiced are recorded in accounts receivable and in deferred revenue. Our professional services are priced either on a fixed-fee basis or on a time-and-materials basis. Professional services and other revenues are recognized as the services are delivered using a proportional performance model. Such services are delivered over a short period of time. In instances where final acceptance of the services are required before revenues are recognized, revenues and the associated costs are deferred until all acceptance criteria have been met.

We assess collectibility based on a number of factors such as past collection history with the customer and creditworthiness of the customer. If we determine collectibility is not reasonably assured, we defer revenue recognition until collectibility becomes reasonably assured. We assess whether the fee is fixed or determinable based on the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment. Our arrangements do not include general rights of return.

We have multiple element arrangements comprised of subscription fees and professional services. In October 2009, the Financial Accounting Standards Board, or FASB, ratified authoritative accounting guidance regarding revenue recognition for arrangements with multiple deliverables effective for fiscal periods beginning on or after June 15, 2010. The guidance affects the determination of separate units of accounting in arrangements with multiple deliverables and the allocation of transaction consideration to each of the identified units of accounting. Previously, a delivered item was considered a separate unit of accounting when (i) it had value to the customer on a stand-alone basis, (ii) there was objective and reliable evidence of the fair value of the undelivered items, and (iii) there was no general right of return relative to the delivered services or the performance of the undelivered services was probable and substantially controlled by the vendor. The new guidance eliminates the requirement for objective and reliable evidence of fair value to exist for the undelivered items in order for a delivered item to be treated as a separate unit of accounting. The guidance also requires arrangement consideration to be allocated at the inception of the arrangement to all deliverables using the relative-selling-price method and eliminates the use of the residual method of allocation. Under the relative-selling-price method, the selling price for each deliverable is determined using vendor-specific objective evidence, or VSOE, of selling price or third-party evidence, or TPE, of selling price if VSOE does not exist. If neither VSOE nor TPE of selling price exists for a deliverable, the guidance requires an entity to determine the best estimate of selling price, or BESP.

Prior to the adoption of this authoritative accounting guidance, we did not have objective and reliable evidence of fair value for the items in our multiple element arrangements. As a result, we accounted for subscription and professional services revenues as one unit of account and recognized total contracted revenues ratably over the contracted term of the subscription agreement.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

We adopted the new guidance on a prospective basis for fiscal 2011. As a result, this guidance was applied to all revenue arrangements entered into or materially modified since July 1, 2010. Upon adoption of this authoritative accounting guidance, we have accounted for subscription and professional services revenues as separate units of accounting. To qualify as a separate unit of accounting, the delivered item must have value to the customer on a standalone basis. Our subscription service has standalone value as it is routinely sold separately by us. In determining whether professional services have standalone value, we consider the following factors for each professional services agreement: availability of the services from other vendors, the nature of the professional services, the timing of when the professional services contract was signed in comparison to the subscription service start date and the contractual dependence of the subscription service on the customer’s satisfaction with the professional services work. Our professional services, including implementation and configuration services, are not so unique and complex that other vendors cannot provide them. In some instances, our customers independently contract with third-party vendors to do the implementation and we regularly outsource implementation services to contracted third-party vendors. As a result, we concluded professional services, including implementation and configuration services, have standalone value. Our on-demand application is fully functional without any additional development, modification or customization. We provide customers access to our subscription service at the beginning of the contract term.

We determine the selling price of each deliverable in the arrangement using the relative-selling price method based on the selling price hierarchy. The selling price for each unit of account is based on the BESP since VSOE and TPE are not available for our subscription service or professional services and other. The BESP for each deliverable is determined primarily by considering the historical selling price of these deliverables in similar transactions as well as other factors, including, but not limited to, market competition, review of stand-alone sales and pricing practices. The total arrangement fee for these multiple element arrangements is then allocated to the separate units of account based on the relative selling price. The method used to determine the BESP for our subscription service is consistent with the method used to determine prices for our services that are sold regularly on a standalone basis. In determining the appropriate pricing structure, we consider the extent of competitive pricing of similar products, marketing analyses and other feedback from analysts. We price our subscription service based on the number of users with a defined process role, according to a tiered structure. The BESP for our subscription service is based upon the historical selling price of these deliverables. Prior to December 2011, our professional services were priced on a fixed-fee basis as a percentage of the subscription fee. We also prepared a standard build-up cost analysis to estimate the fixed fee for our professional services based on the estimated level of effort to complete the professional services. If professional services were priced below the expected range due to discounting, fees allocated to professional services were limited to the amount not contingent upon the delivery of our subscription service. In December 2011, we began shifting our pricing model for professional services to a time-and-materials basis.

In limited circumstances, we grant certain customers the right to deploy our subscription service on the customers’ own servers without significant penalty. We have analyzed all of the elements in these particular multiple element arrangements and determined we do not have sufficient VSOE of fair value to allocate revenue to our subscription service and professional services. We defer all revenue under the arrangement until the commencement of the subscription service and any associated professional services. Once the subscription service and the associated professional services have commenced, the entire fee from the arrangement is recognized ratably over the remaining period of the arrangement.

Deferred Revenue

Deferred revenue consists primarily of payments received in advance of revenue recognition from our subscriptions and professional services and other described above and is recognized as the revenue recognition criteria are met. We generally invoice our customers in annual installments for subscription service. Accordingly,

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

the deferred revenue balance does not represent the total contract value of annual or multi-year, non-cancelable subscription license agreements. Deferred revenue that will be recognized during the succeeding 12-month period is recorded as current portion of deferred revenue and the remaining portion is recorded as long-term.

Deferred Commissions

Deferred commissions are the incremental costs that are directly associated with our non-cancelable subscription contracts with customers and consist of sales commissions paid to our direct sales force and referral fees paid to independent third-parties. The commissions are deferred and amortized on a straight-line basis over the non-cancelable terms of the related customer contracts. Amortization of deferred commissions is included in sales and marketing expense in the consolidated statements of comprehensive income (loss).

Fair Value Measurements

Our financial instruments consist primarily of cash equivalents, short-term investments, accounts receivable, accounts payable and accrued expenses. These financial instruments are stated at their respective carrying values, which approximate their fair values, due to their short-term nature.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. We use a fair value hierarchy that is based on three levels of inputs, of which the first two are considered observable and the last unobservable. Our assets and liabilities are classified as Level 1, 2 or 3 within the following fair value hierarchy:

Level 1—Quoted prices (unadjusted) in active markets for identical assets or liabilities that we have the ability to access;

Level 2—Inputs other than Level 1 that are directly or indirectly observable, such as quoted prices for identical or similar assets and liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities, such as interest rates, yield curves and foreign currency spot rates; and

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments with original maturities of three months or less. Our cash and cash equivalents generally consist of investments in money market mutual funds and commercial paper. Cash and cash equivalents are stated at fair value.

Restricted Cash

Cash balances pledged as collateral for letters of credit are considered to be restricted cash and classified as such in the consolidated balance sheets. During fiscal 2010, we entered into fully secured letters of credit with a financial institution for two building lease arrangements in lieu of cash security deposits. These letter of credit agreements replaced our prior agreement with another financial institution, which was not terminated until fiscal 2011. As such, we had two letters of credit outstanding on the same building lease arrangement and a third letter of credit outstanding on another building lease arrangement as of June 30, 2010. These letters of credit were fully secured by certificates of deposit resulting in restricted cash of $0.4 million as of June 30, 2010.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

During fiscal 2011, we relocated our San Diego office and terminated the lease on our former premises. As a result, a letter of credit fully secured by a certificate of deposit was maintained for only one building lease arrangement at June 30, 2011, December 31, 2011 and September 30, 2012 (unaudited), resulting in an immaterial restricted cash balance for each period end.

Short-term Investments

Short-term investments consist of commercial paper, corporate notes and bonds and U.S. government agency securities. We classify short-term investments as available-for-sale at the time of purchase and reevaluate such classification as of each balance sheet date. All short-term investments are recorded at estimated fair value. Unrealized gains and losses for available-for-sale securities are in accumulated other comprehensive income, a component of stockholders’ equity (deficit). We evaluate our investments to assess whether those with unrealized loss positions are other than temporarily impaired. We consider impairments to be other than temporary if they are related to deterioration in credit risk or if it is likely we will sell the securities before the recovery of their cost basis. Realized gains and losses and declines in value judged to be other than temporary are determined based on the specific identification method and are reported in interest and other income (expense), net in the consolidated statements of comprehensive income (loss).

Accounts Receivable

We record trade accounts receivable at the net invoice value and such receivables are non-interest bearing. We consider receivables past due based on the contractual payment terms. We review our exposure to accounts receivable and reserves for specific amounts if collectibility is no longer reasonably assured.

Property and Equipment

Property and equipment, net, are stated at cost, subject to review of impairment, and depreciated using the straight-line method over the estimated useful lives of the assets as follows:

Computer equipment and software	3—5 years
Furniture and fixtures	3—5 years
Leasehold improvements	shorter of the lease term or estimated useful life

When assets are sold, or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is included in operating expenses. Repairs and maintenance are charged to operations as incurred.

Long-Lived Assets

We assess the recoverability of long-lived assets whenever adverse events or changes in circumstances indicate impairment may have occurred. If the future undiscounted cash flows expected to result from the use of the related assets are less than the carrying value of such assets, an impairment has been incurred and a loss is recognized to reduce the carrying value of the long-lived assets to fair value, which is determined by discounting estimated future cash flows.

In addition to the recoverability assessment, we routinely review the remaining estimated lives of our long-lived assets. During fiscal 2009, 2010 and 2011, the six months ended December 31, 2010 (unaudited) and the nine months ended September 30, 2011 (unaudited), there was no change to useful lives and related depreciation expense as we believe these estimates are reflective of the period the assets will be used in operations. During the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

six months ended December 31, 2011 and the nine months ended September 30, 2012 (unaudited), we reassessed the useful lives of our assets located in our managed service data centers and accelerated depreciation expense based on the decision to exit these data centers by December 31, 2012.

Capitalized Software Costs

Costs incurred to develop our internal administration, finance and accounting systems are capitalized during the application development stage and amortized over the software’s estimated useful life of three years. No software development costs were capitalized during fiscal 2009, 2010 and 2011, the six months ended December 31, 2010 (unaudited) and 2011 and the nine months ended September 30, 2011 (unaudited). $2.3 million in software development costs have been capitalized during the nine months ended September 30, 2012 (unaudited).

Leases

Leases are reviewed and classified as capital or operating at their inception. For leases that contain rent escalations or periods during the lease term where rent is not required, we record the total rent payable on a straight-line basis over the term of the lease but exclude lease extension periods. The difference between rent payments and straight-line rent expense is recorded as deferred rent in the consolidated balance sheets. Deferred rent that will be recognized during the succeeding 12-month period is recorded as the current portion of deferred rent and the remainder is recorded as long-term deferred rent.

Under certain leases, we also receive incentives for leasehold improvements, which are recognized as deferred rent, if we determine they are owned by us, and amortized on a straight-line basis over the shorter of the lease term or estimated useful life as a reduction to rent expense. The leasehold improvements are included in property and equipment, net.

During the nine months ended September 30, 2012 (unaudited), we relocated our San Diego office to another facility in San Diego. As part of this move, we incurred $2.9 million in lease abandonment costs, which primarily consists of a loss on disposal of assets of $2.7 million and a cease-use loss of $0.2 million, recorded upon vacating our prior headquarter facility in August 2012. As of September 30, 2012 (unaudited), we recorded a corresponding facility exit obligation of $3.0 million, of which $0.6 million is classified as current and included in accrued liabilities on the consolidated balance sheet and the remaining $2.4 million is recorded as other long-term liabilities. The lease on our prior headquarter facility does not expire until 2019. The cease-use loss was calculated as the present value of the remaining lease obligation offset by estimated sublease rental receipts during the remaining lease period, adjusted for deferred items and estimated lease incentives. The key assumptions used in our discounted cash flow model include the amount and timing of estimated sublease rental receipts, and a credit-adjusted, risk-free discount rate of 5.08%. Over the course of the remaining lease term of the former facility, we will record additional lease abandonment costs due to the accretion on the facility exit obligation and adjustments that may arise from changes in estimates for the sublease rental receipts. The lease abandonment costs are included in general and administrative expense on our consolidated statement of comprehensive income (loss).

Preferred Stock Warrants Liability

In connection with a line of credit with a financial institution, we issued warrants that allowed the holder to exercise the warrants into a fixed number of shares (subject to antidilution adjustments) of series B redeemable convertible preferred stock. These warrants provided for the issuance of shares that were redeemable at the option of the holder, therefore, the warrants were classified as a liability and initially measured at fair value. A corresponding offsetting debt discount was recorded and amortized as additional interest expense over the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12-month term of the associated line of credit. We remeasured the warrants at subsequent reporting periods with the change in fair value reflected as interest and other income (expense), net in the consolidated statements of comprehensive income (loss). We continued to remeasure the warrants to fair value until they were net settled during fiscal 2010.

Convertible Preferred Stock

Prior to the close of our initial public offering, we had shares of series A redeemable convertible preferred stock (Series A), series B redeemable convertible preferred stock (Series B), series C redeemable convertible preferred stock (Series C) and series D convertible preferred stock (Series D) outstanding, which hereafter are collectively referred to as our “convertible preferred stock.” Series A, Series B and Series C included a contingent and optional redemption provision that may have required us to redeem the preferred shares. Additionally, the convertible preferred stock included certain redemption provisions upon liquidation. The holders of our convertible preferred stock, acting as a group, would have been able to elect the majority of our board of directors and control the outcome of any vote of our stockholders, including a change-in-control that would have triggered liquidation. As redemption of our convertible preferred stock was outside of our control, all shares of our convertible preferred stock were presented outside of stockholders’ equity (deficit) in our consolidated balance sheets and consolidated statements of changes in convertible preferred stock and stockholders’ deficit as of June 30, 2010 and 2011 and December 31, 2011.

Upon the closing of our initial public offering on July 5, 2012, all of the outstanding 10,462,877 shares of convertible preferred stock converted into an aggregate of 83,703,016 shares of common stock.

Stock-based and Other Compensation

We recognize compensation expense related to stock options and restricted stock units, or RSUs, on a straight-line basis over the requisite service period, which is generally the vesting term of four years. We recognize compensation expense related to shares issued pursuant to the employee stock purchase plan, or ESPP, on a straight-line basis over the offering period, which is generally six months. Compensation expense is recognized, net of forfeiture activity, estimated to be 4% annually. The fair value of awards is estimated using the Black-Scholes options pricing model. Refer to Note 12 for further information.

During fiscal 2009 and 2010, additional compensation expense was recorded as our employees and our founder sold shares of common stock back to us as part of the Series C and Series D financings. The transactions resulted in a premium paid to our employees and our founder in excess of fair value of $3.8 million and $30.8 million reflected as employee compensation for fiscal 2009 and 2010, respectively. There were no similar material charges for fiscal 2011, the six months ended December 31, 2010 (unaudited) and 2011 or the nine months ended September 30, 2011 (unaudited) and 2012 (unaudited).

Net Income (Loss) Per Share Attributable to Common Stockholders

We compute net income (loss) attributable to common stockholders using the two-class method required for participating securities. We consider our convertible preferred stock that was outstanding prior to the close of our initial public offering and shares of common stock subject to repurchase resulting from the early exercise of stock options to be participating securities since they contain nonforfeitable rights to dividends or dividend equivalents in the event we declare a dividend for common stock. In accordance with the two-class method, earnings allocated to these participating securities, are subtracted from net income after deducting preferred stock dividends and accretion to the redemption value of the Series A, Series B and Series C to determine total undistributed earnings to be allocated to common stockholders. The holders of our convertible preferred stock did not have a contractual obligation to share in our net losses and such shares were excluded from the computation of basic earnings per share in periods of net loss.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Basic net income (loss) per share attributable to common stockholders is computed by dividing net income (loss) attributable to common stockholders by the weighted-average number of common shares outstanding during the period. All participating securities are excluded from basic weighted-average common shares outstanding. In computing diluted net income (loss) attributable to common stockholders, undistributed earnings are reallocated to reflect the potential impact of dilutive securities. Diluted net income (loss) per share is computed by dividing net income (loss) attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period, adjusted for the effects of potentially dilutive common shares, which are comprised of outstanding common stock options, warrants, convertible preferred stock, RSUs, common stock subject to repurchase and ESPP obligations. The dilutive potential common shares are computed using the treasury stock method or the as-if converted method, as applicable. In periods where the effect of the conversion of preferred stock is dilutive, net income (loss) attributable to common stockholders is adjusted by the associated preferred dividends and accretions. The effects of outstanding common stock options, warrants, convertible preferred stock, RSUs, common stock subject to repurchase and ESPP obligations are excluded from the computation of diluted net income (loss) per common share in periods in which the effect would be antidilutive.

Concentration of Credit Risk and Significant Customers

Financial instruments potentially exposing us to credit risk consist primarily of cash equivalents, restricted cash, short-term investments and accounts receivable. We maintain cash, cash equivalents and short-term investments at financial institutions that management believes to have good credit ratings and represent minimal risk of loss of principal. Accounts located in the United States are secured by the Federal Deposit Insurance Corporation.

Credit risk arising from accounts receivable is mitigated due to our large number of customers and their dispersion across various industries. At June 30, 2010 and 2011, December 31, 2011 and September 30, 2012 (unaudited) there were no customers that represented more than 10% of our accounts receivable balance. We had one customer that accounted for approximately 11% of our revenues during fiscal 2009. During fiscal 2010 and 2011, the six months ended December 31, 2010 (unaudited) and 2011 and the nine months ended September 30, 2011 (unaudited) and 2012 (unaudited), there were no customers that individually exceeded 10% of our revenues.

We review the composition of the accounts receivable balance, historical write-off experience and the potential risk of loss associated with delinquent accounts to determine if an allowance for doubtful accounts is necessary. Individual accounts receivable are written off when we become aware of a specific customer’s inability to meet its financial obligation, and all collection efforts are exhausted. As of June 30, 2010 and 2011 and December 31, 2011, there was no allowance for doubtful accounts as historical write-offs had not been significant. The following table presents the changes in the allowance for doubtful accounts as of September 30, 2012 (in thousands):

September 30, 2012
(Unaudited)
Allowance for doubtful accounts:
Balance at beginning of period	$—
Add: bad debt expense	160
Less: recoveries	(12)

Balance at end of period	$148

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Warranties and Indemnification

Our cloud-based service to automate enterprise IT operations is typically warranted to perform in a manner consistent with general industry standards that are reasonably applicable and materially in accordance with our online help documentation under normal use and circumstances.

We include service level commitments to our customers warranting certain levels of uptime reliability and performance and permitting those customers to receive credits in the event we fail to meet those levels. To date, we have not incurred significant costs as a result of such commitments and have not recorded any significant liabilities related to such obligations in the consolidated financial statements.

We have also agreed to indemnify our directors and executive officers for costs associated with any fees, expenses, judgments, fines and settlement amounts incurred by any of these persons in any action or proceeding to which any of those persons is, or is threatened to be, made a party by reason of the person’s service as a director or officer, including any action by us, arising out of that person’s services as a director or officer of our company or that person’s services provided to any other company or enterprise at our request. We maintain director and officer insurance coverage that may enable us to recover a portion of any future amounts paid. The fair values of these obligations are not material as of each balance sheet date.

Our arrangements include provisions indemnifying customers against liabilities if our products infringe a third-party’s intellectual property rights. We have not incurred any costs as a result of such indemnifications and have not recorded any liabilities related to such obligations in the consolidated financial statements.

Income Taxes

We use the asset and liability method of accounting for income taxes in which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be reversed. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income in the period that includes the enactment date. A valuation allowance is established if it is more likely than not that all or a portion of the deferred tax asset will not be realized.

Our tax positions are subject to income tax audits by multiple tax jurisdictions throughout the world. We recognize the tax benefit of an uncertain tax position only if it is more likely than not the position is sustainable upon examination by the taxing authority, based on the technical merits. The tax benefit recognized is measured as the largest amount of benefit which is more likely than not (greater than 50% likely) to be realized upon settlement with the taxing authority. We recognize interest accrued and penalties related to unrecognized tax benefits in our tax provision.

We calculate the current and deferred income tax provision based on estimates and assumptions that could differ from the actual results reflected in income tax returns filed in subsequent years. Adjustments based on filed income tax returns are recorded when identified. The amount of income taxes paid is subject to examination by U.S. federal and state tax authorities. The estimate of the potential outcome of any uncertain tax issue is subject to management’s assessment of relevant risks, facts and circumstances existing at that time. To the extent the assessment of such tax position changes, the change in estimate is recorded in the period in which the determination is made.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Adoption of New Accounting Standards

Revenue Recognition. In October 2009, the FASB issued Accounting Standards Update, or ASU, 2009-13, “Revenue Recognition (Topic 605)—Multiple-Deliverable Revenue Arrangements—a Consensus of the FASB Emerging Issues Task Force.” This update provides amendments to the criteria in ASC 605, “Revenue Recognition,” for separating consideration in multiple-deliverable arrangements by establishing a selling price hierarchy. The selling price used for each deliverable will be based on VSOE if available, third-party evidence if VSOE is not available, or BESP if neither VSOE nor third-party evidence is available. ASU 2009-13 also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. In addition, the guidance expands the disclosure requirements for revenue recognition.

The guidance could be applied on a prospective basis for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with earlier application permitted on a retrospective basis. We adopted the guidance prospectively on July 1, 2010, which resulted in a decrease to deferred revenue and a corresponding increase to total revenues as of and for the year ended June 30, 2011. The primary reason for the impact was the recognition of professional service revenue over the performance period, which is shorter than the estimated period over which customers benefited from initial consulting services.

The following table summarizes the effects of this new guidance on our consolidated balance sheets and statements of comprehensive income (loss) (in thousands):

	As of and for the Fiscal Year Ended June 30, 2011
	As Reported	Under Previous Accounting Guidance	Impact of Adoption of ASU 2009-13
Total deferred revenue	$74,646	$81,036	$(6,390)

Revenues:
Subscription	$79,191	$78,305	$886
Professional services and other	13,450	7,946	5,504

Total revenues	$92,641	$86,251	$6,390

Comprehensive Income. On June 16, 2011, the FASB issued ASU No. 2011-05, Presentation of Comprehensive Income, which revises the manner in which companies present comprehensive income in their financial statements. This update requires companies to present components of comprehensive income in either (i) a continuous statement of comprehensive income or (ii) two separate but consecutive statements. It also eliminates the option for companies to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. This guidance is effective for fiscal periods beginning after December 15, 2011, with earlier adoption permitted. Accordingly, we retroactively adopted the provision of ASU 2011-05 during the six-month period ended December 31, 2011. The adoption of this guidance did not result in a material effect on our consolidated financial statements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(3)    Short-term Investments

During the nine months ended September 30, 2012 (unaudited), we purchased commercial paper, corporate notes and bonds and U.S. government agency securities, all with maturities of less than twelve months. The following is a summary of our short-term investments (in thousands):

	September 30, 2012
	(Unaudited)
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available-for-sale securities:
Commercial paper	$36,659	$1	$(12)	$36,648
Corporate notes and bonds	100,806	30	(22)	100,814
U.S. government agency securities	2,022	1	—	2,023

Total available-for-sale securities	$139,487	$32	$(34)	$139,485

As of September 30, 2012 (unaudited) we had certain available-for-sale securities in a gross unrealized loss position, all of which had been in such position for less than twelve months. There were no impairments considered other-than-temporary as it is more likely than not we will hold the securities until maturity or a recovery of the cost basis. The following table shows the fair values and the gross unrealized losses of these available-for-sale securities aggregated by investment category (in thousands):

	September 30, 2012
	(Unaudited)
	Fair Value	Gross Unrealized Losses
Commercial paper	$34,908	$(12)
Corporate notes and bonds	65,782	(22)

Total	$100,690	$(34)

Realized gains and losses are determined based on the specific identification method and are reported in interest and other income (expense), net in our consolidated statements of comprehensive income (loss). For the nine months ended September 30, 2012 (unaudited), gross realized gains and losses on sales of our available-for-sale securities were immaterial.

(4)    Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consists of the following (in thousands):

	June 30,		December 31, 2011	September 30, 2012
	2010	2011
				(Unaudited)
Founder’s receivable	$5,267	$5,267	$5,267	$—
Other	429	3,311	4,616	5,675

Total prepaid expenses and other current assets	$5,696	$8,578	$9,883	$5,675

Refer to Note 15 for further information regarding our founder’s receivable.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(5)    Property and Equipment

Property and equipment, net consists of the following (in thousands):

	June 30,		December 31, 2011	September 30, 2012
	2010	2011
				(Unaudited)
Computer equipment and software	$1,752	$6,562	$16,586	$41,919
Furniture and fixtures	192	1,230	1,755	3,017
Leasehold improvements	106	2,747	2,795	815
Construction in progress	298	1,031	3,740	4,955

	2,348	11,570	24,876	50,706
Less: accumulated depreciation	(650)	(2,103)	(4,181)	(11,620)

Total property and equipment, net	$1,698	$9,467	$20,695	$39,086

Construction in progress consists primarily of leasehold improvements and servers, networking equipment and storage infrastructure being provisioned in our new third-party data center hosting facilities. Depreciation expense for fiscal 2009, 2010 and 2011, the six months ended December 31, 2010 (unaudited) and 2011 and the nine months ended September 30, 2011 (unaudited) and 2012 (unaudited) was $0.2 million, $0.4 million, $1.5 million, $0.5 million, $2.0 million, $1.8 million and $8.8 million, respectively.

(6)    Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consists of the following (in thousands):

	June 30,		December 31, 2011	September 30, 2012
	2010	2011
				(Unaudited)
Taxes payable	$6,127	$6,851	$7,399	$3,376
Bonuses and commissions	3,176	3,613	6,080	6,710
Accrued compensation	891	1,856	3,570	5,895
Accrued third-party professional services	541	1,798	1,919	2,141
Other employee expenses	286	716	1,809	5,447
Current portion of facility exit obligation	—	—	—	597
Other	1,708	3,750	4,831	7,872

Total accrued expenses and other current liabilities	$12,729	$18,584	$25,608	$32,038

Refer to Notes 14 and 15 for further information regarding taxes payable.

(7)    Warrants for the Purchase of Series B Redeemable Convertible Preferred Stock

In June 2006 and 2007, we issued warrants exercisable for 19,943 and 31,909 shares of Series B, respectively, with an exercise price of $1.25 per share. The warrants were fully exercisable and each had a term of seven years from the date of issuance. The fair values of the warrants were determined on the date of issuance and subsequently using the Black-Scholes options pricing model until they were net settled during fiscal 2010. The assumptions used to determine the fair value of the warrants as of June 30, 2009 were as follows: estimated volatility of 70%, expected term of 4.61 years, risk-free interest rate of 2.37%, and expected dividend yield of zero. The weighted-average fair value of the warrants on the date of issuance was approximately $3.01 per share.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(8)    Fair Value Measurements

The following table presents our fair value hierarchy for our assets and liabilities measured at fair value on a recurring basis at September 30, 2012 (unaudited) (in thousands):

	Level 1	Level 2	Level 3	Total
Cash equivalents:
Money market funds	$35,309	$—	$—	$35,309
Commercial paper	—	40,932	—	40,932
Short-term investments:
Commercial paper	—	36,648	—	36,648
Corporate notes and bonds	—	100,814	—	100,814
U.S. government agency securities	—	2,023	—	2,023

Total	$35,309	$180,417	$—	$215,726

We determine the fair value of our security holdings based on pricing from our service provider. The service provider values the securities based on “consensus pricing,” using market prices from a variety of industry-standard independent data providers. Such market prices may be quoted prices in active markets for identical assets (Level 1 inputs) or pricing determined using inputs other than quoted prices that are observable either directly or indirectly (Level 2 inputs), such as yield curve, volatility factors, credit spreads, default rates, loss severity, current market and contractual prices for the underlying instruments or debt, broker and dealer quotes, as well as other relevant economic measures.

Our Level 3 financial liabilities consisted of long-term liabilities related to warrants issued for the purchase of preferred stock that were net settled during fiscal 2010. Measurement of fair values for the warrants is made utilizing the Black-Scholes options pricing model. The inputs used in determining the fair values are discussed in detail in Note 7. Level 3 activity is as follows (in thousands):

Level 3
Balance at June 30, 2008	$67
Interest and other income (expense), net for change in fair value of preferred stock warrants	61

Balance at June 30, 2009	128
Interest and other income (expense), net for change in fair value of preferred stock warrants	702
Net settlement of preferred stock warrant liability	(830)

Balance at June 30, 2010	$—

(9)    Convertible Preferred Stock

In April 2009, we entered into a Series C Preferred Stock Purchase Agreement, pursuant to which we issued and sold an aggregate of 983,606 shares of Series C, at a purchase price of $6.10 per share, for gross proceeds of approximately $6.0 million. The total gross proceeds were remitted to our founder in exchange for a non-interest bearing promissory note (the Note) in the amount of $6.0 million. The Note was settled through the exchange of 7,868,848 shares of common stock at $0.76 per share, which we subsequently cancelled. At the time the Note was settled, the estimated fair value of our common stock was $0.28 per share. This resulted in compensation expense of $3.8 million in fiscal 2009.

On November 20, 2009, we entered into a Series D Preferred Stock Purchase Agreement with a new stockholder. The new stockholder purchased 2,990,635 shares of Series D at a price of $17.27 per share, for gross proceeds of $51.6 million. Concurrent with the sale and issuance of Series D preferred stock, we repurchased and

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

subsequently cancelled 23,510,264 shares of common stock from eligible stockholders, including 16,480,000 shares of common stock from our founder, at a price of $2.16 per share. We also offered to repurchase 51,852 vested warrants from a financial institution for $17.27 per share, less the strike price of $1.25 per warrant. Gross proceeds from this transaction to our stockholders and warrant holders were $51.6 million. Eligible stockholders consist of all former and current employees whose employment commenced on or prior to November 1, 2009 and had vested shares as of December 2, 2009. Current employees were required to retain a minimum of 30% of their vested shares, while former employees could sell 100% of their shares.

At the time we repurchased the common stock and warrants, the estimated fair value of our common stock was $0.85 per share. The difference between the fair value and the price paid resulted in a premium paid to repurchase the common stock of approximately $30.8 million, of which $0.7 million, $2.0 million, $3.6 million and $24.5 million are reflected in cost of revenues, sales and marketing expenses, research and development expenses, and general and administrative expenses in the consolidated statement of comprehensive income (loss) for fiscal 2010, respectively. Additionally, the difference between the fair value and the price paid for the warrants resulted in a premium of $0.3 million reflected in interest and other income (expense), net in the consolidated statement of comprehensive income (loss) for fiscal 2010.

Upon the closing of our initial public offering (unaudited), all of the outstanding 10,462,877 shares of our convertible preferred stock automatically converted into an aggregate of 83,703,016 shares of common stock.

The rights, preferences and privileges of our convertible preferred stock were as follows:

Dividends

The holders of shares of the Series A and Series B were entitled to receive dividends of cash at the rate of 8% of the original issue price per annum, payable when and if declared by our board of directors or in connection with a liquidation event. The right to receive dividends was cumulative. As of June 30, 2010, and 2011 and December 31, 2011, no dividends were declared or paid.

Voting Rights

Each holder of convertible preferred stock was entitled to the number of votes equal to the number of whole shares of common stock into which the shares of convertible preferred stock held by such holder were then convertible.

Conversion

Each share of convertible preferred stock was convertible at any time at the option of the holder into eight shares of common stock (subject to customary adjustments to protect against dilution). In addition, each series of convertible preferred stock automatically converted into common stock upon the vote of the majority of the outstanding shares of such series and all series of convertible preferred stock automatically converted into common stock upon the closing of an IPO in which the cash proceeds, net of underwriting discounts and commissions, were at least $50.0 million.

Redemption

The Series A, Series B, and Series C had redemption provisions requiring us to redeem all of the then outstanding Series A, Series B, and Series C in three annual installments, beginning on a date no sooner than five years after November 25, 2009 if the holders of a majority of the Series A, the holders of a majority of the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Series B, and the holders of a majority of the Series C all elect such a redemption. Upon redemption, the amount payable for each share of Series A, Series B and Series C shall be equal to the original issue price of such share plus, in the case of the Series A and Series B, an amount equal to 8% of the original issue price per annum on such share calculated from the date of issue of the first share of Series A or Series B, as applicable.

Due to the redemption provisions, the Series A, Series B and Series C were classified outside of permanent equity as “mezzanine” at their original fair value on the date of issue, net of issuance costs. Subsequent accretion charges were recorded to increase the net amount of these shares to the redemption amount, including the additional 8% per annum redemption amounts payable in respect of the Series A and Series B, at the earliest possible redemption date. The accretion charges were charged against additional paid-in capital as we did not have retained earnings, and to accumulated deficit once there was no additional paid-in capital available.

The combined aggregate amount of redemption requirements for all issuances of capital stock that were redeemable assuming exercise of redemption rights at the earliest possible date, was as follows as of December 31, 2011 (in thousands):

	Series A	Series B	Series C	Total
Years Ended December 31,
2012	$—	$—	$—	$—
2013	—	—	—	—
2014	216	410	2,000	2,626
2015	2,263	4,304	2,000	8,567
2016	2,107	4,013	2,000	8,120

Total redemption requirements	$4,586	$8,727	$6,000	$19,313

Liquidation Preference

Upon the liquidation, dissolution or winding up of our company, a consolidation or merger involving a change in control of our company or the conveyance of substantially all of our assets, the holders of Series C had a preference in liquidation over the Series A, Series B, Series D and common stockholders equal to the original issue price plus all declared and unpaid dividends. If our assets were insufficient to fulfill the Series C liquidation amount, the Series C stockholders would share in the distribution of the assets on a pro rata basis based on the full liquidation preference owed to each Series C stockholder.

After the payment in full of the liquidation preference of the Series C, the holders of the Series A and Series B had a preference in liquidation over the Series D and common stockholders equal to the original issue price plus all accrued or declared and unpaid dividends. If our assets were insufficient to fulfill the Series A and Series B liquidation amounts, the Series A and Series B stockholders would share in the distribution of the assets on a pari-passu, pro rata basis based on the full liquidation preference owed to each Series A and Series B stockholder.

After the payment in full of the liquidation preference of the Series C, Series A and Series B, the holders of the Series D had a preference in liquidation over the common stockholders equal to the original issue price plus all declared and unpaid dividends. If our assets were insufficient to fulfill the Series D liquidation amounts, the Series D stockholders would share in the distribution of the assets on a pro rata basis based on the full liquidation preference owed to each Series D stockholder.

After payment in full of the liquidation preference of the Series C, Series A, Series B and Series D, our assets that were legally available for distribution would be distributed ratably to the holders of common stock.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

All preferred stock liquidation preferences were subject to appropriate adjustment in the event of any stock dividends, combinations, splits, recapitalizations and the like affecting such shares.

Due to the liquidation provisions of Series D, these shares were also classified outside of permanent equity as “mezzanine” at the redemption value as the deemed liquidation events and related timing were not solely within our control.

(10)    Common Stock

We are authorized to issue 600,000,000 shares of common stock at September 30, 2012 (unaudited). Holders of our common stock are not entitled to receive dividends unless declared by our board of directors.

On February 21, 2012, we issued and sold 1,750,980 shares of common stock at a price of $10.20 per share for gross proceeds of $17.9 million in a private placement with a new stockholder.

During the nine months ended September 30, 2012 (unaudited), we repurchased and subsequently cancelled 100,000 and 77,498 shares of common stock at a price of $10.00 and $11.50 per share, respectively, from former employees.

As of September 30, 2012 (unaudited), we had 123,371,566 shares of common stock outstanding and had reserved shares of common stock for future issuance as follows:

September 30, 2012 (Unaudited)
Stock option plan:
Options outstanding	37,279,442
RSUs	1,134,851
Stock awards available for future grants:
2005 Stock Option Plan(1)	—
2012 Equity Incentive Plan(1)	11,635,301
2012 Employee Stock Purchase Plan(1)	5,000,000

Total reserved shares of common stock for future issuance	55,049,594

(1)	Refer to Note 11 for a description of these plans.

(11)    Stock Awards

We have a 2005 Stock Option Plan, or 2005 Stock Plan, which provides for grants of stock awards, including options to purchase shares of common stock, stock purchase rights and RSUs to certain employees, officers, directors and consultants. As of September 30, 2012 (unaudited), we had 56,231,262 total shares of common stock reserved for issuance under the 2005 Stock Plan, which includes shares already issued under such plan and shares available for issuance pursuant to outstanding options and RSUs.

On April 27, 2012, the board of directors approved the 2012 Plan, and the 2012 Employee Stock Purchase Plan, or the 2012 ESPP, which became effective on June 27, 2012 and June 28, 2012, respectively.

The 2012 Plan provides for the grant of incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock awards, RSUs, performance-based stock awards and other forms of equity compensation, or collectively, stock awards. In addition, the 2012 Plan provides for the grant of performance

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

cash awards. Incentive stock options may be granted only to employees. All other awards may be granted to employees, including officers, as well as directors and consultants. As of September 30, 2012 (unaudited), there were 12,949,178 total shares of common stock reserved for issuance under the 2012 Plan. The number of shares of common stock reserved for issuance under the 2012 Plan will automatically increase on January 1 of each year, starting on January 1, 2013 and continuing through January 1, 2022, by up to 5% of the total number of shares of the common stock outstanding on December 31 of the preceding calendar year as determined by the board of directors.

The 2012 ESPP authorizes the issuance of shares of common stock pursuant to purchase rights granted to our employees. As of September 30, 2012 (unaudited), we had 5,000,000 total shares of common stock reserved for issuance under the 2012 ESPP. The number of shares of common stock reserved for issuance will automatically increase on January 1 of each calendar year, from January 1, 2013 through January 1, 2022, by up to 1% of the total number of shares of the common stock outstanding on December 31 of the preceding calendar year.

Stock Options

The stock options are exercisable at a price equal to the market value of the underlying shares of common stock on the date of the grant as determined by our board of directors or, for those stock options issued subsequent to our IPO, the closing price of our common stock as reported on the New York Stock Exchange on the date of grant. Stock options granted under our 2005 Stock Plan and the 2012 Plan to new employees generally vest 25% one year from the date the requisite service period begins and continue to vest monthly for each month of continued employment over the remaining three years. Options granted to members of our board of directors and to employees who have previously been granted options generally vest in 48 equal monthly installments. Options that were granted to members of our board of directors in June 2012 vest in 3 equal annual installments. Options granted generally are exercisable for a period of up to 10 years. Option holders under the 2005 Stock Plan can exercise unvested options to acquire restricted stock. Upon termination of service, we have the right to repurchase at the original purchase price any unvested (but issued) shares of common stock. Shares of common stock purchased under our 2005 Stock Plan are subject to certain restrictions.

On September 9, 2011, we granted 275,808 stock options subject to performance-based vesting criteria to an executive officer. Vesting was contingent upon meeting certain board-approved financial performance targets over a period of one year ending June 30, 2012. As of September 30, 2012, the executive officer had achieved 98% of his target, resulting in 243,744 stock options eligible to vest. These stock options vest over a period of four years with 25% vesting one year from the date his requisite service period began and continue to vest monthly for each month of continued employment over the remaining three years. We recorded stock-based compensation expense of $0.8 million related to this grant for the nine months ended September 30, 2012, respectively, as part of sales and marketing expense on the consolidated statements of comprehensive income (loss).

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

A summary of the stock option activity for fiscal 2009, 2010 and 2011, the six months ended December 31, 2011 and the nine months ended September 30, 2012 (unaudited) is as follows:

	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at June 30, 2008	16,333,664	$0.03
Granted	4,160,000	0.21
Exercised	(348,328)	0.02
Forfeited	(981,336)	0.05

Outstanding at June 30, 2009	19,164,000	0.07
Granted	4,684,000	1.00
Exercised	(7,036,768)	0.03
Forfeited	(290,248)	0.41

Outstanding at June 30, 2010	16,520,984	0.34
Granted	15,402,456	2.15
Exercised	(4,279,456)	0.25
Forfeited	(867,590)	0.87
Cancelled	(450,000)	0.18

Outstanding at June 30, 2011	26,326,394	1.40
Granted	17,055,120	3.29
Exercised	(1,469,118)	1.45
Forfeited	(2,310,756)	1.61

Outstanding at December 31, 2011	39,601,640	2.20
Granted (unaudited)	7,085,680	13.48
Exercised (unaudited)	(5,523,840)	0.61
Forfeited (unaudited)	(3,543,871)	3.22
Cancelled (unaudited)	(340,167)	1.90

Outstanding at September 30, 2012	37,279,442	$4.48	8.51 years	$1,274,895,101

Vested and expected to vest as of June 30, 2009	18,842,329	$0.06	7.76 years	$4,079,780

Vested and exercisable as of June 30, 2009	10,723,479	$0.03	7.06 years	$2,748,003

Vested and expected to vest as of June 30, 2010	16,175,929	$0.33	7.72 years	$14,458,066

Vested and exercisable as of June 30, 2010	7,895,777	$0.07	6.63 years	$9,051,521

Vested and expected to vest as of June 30, 2011	26,025,366	$1.39	8.37 years	$31,601,963

Vested and exercisable as of June 30, 2011	8,628,975	$0.35	6.53 years	$19,421,343

Vested and expected to vest as of December 31, 2011	38,723,419	$2.17	8.61 years	$109,458,847

Vested and exercisable as of December 31, 2011	10,123,858	$0.57	6.52 years	$44,821,224

Vested and expected to vest as of September 30, 2012 (unaudited)	36,593,833	$4.43	8.50 years	$1,253,278,350

Vested and exercisable as of September 30, 2012 (unaudited)	11,607,655	$1.77	7.58 years	$428,488,416

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Aggregate intrinsic value represents the difference between the estimated fair value of our common stock and the exercise price of outstanding, in-the-money options. Our estimated fair value of common stock was $4,772 million as of September 30, 2012 (unaudited). The total intrinsic value of options exercised was approximately $0.1 million, $10.1 million, $7.5 million, $2.8 million, $3.3 million, $6.4 million and $52.0 million for fiscal 2009, 2010 and 2011, the six months ended December 31, 2010 (unaudited) and 2011 and the nine months ended September 30, 2011 (unaudited) and 2012 (unaudited), respectively. The weighted-average grant date fair value of options granted was $1.6 million, $2.9 million, $17.7 million, $5.4 million, $40.3 million, $40.8 million and $49.1 million for fiscal 2009, 2010 and 2011, the six months ended December 31, 2010 (unaudited) and 2011 and the nine months ended September 30, 2011 (unaudited) and 2012 (unaudited), respectively.

As of September 30, 2012 (unaudited), total unrecognized compensation cost, adjusted for estimated forfeitures, related to unvested stock options was approximately $75.3 million. The weighted-average remaining vesting period of unvested stock options at September 30, 2012 (unaudited) was 2.82 years.

Under our 2005 Stock Plan, we issue shares of restricted stock as a result of the cash exercise of unvested stock options. The proceeds initially are recorded as a liability from the early exercise of stock options and reclassified to common stock as our repurchase right lapses. A summary of the restricted stock activity for fiscal 2011, the six months ended December 31, 2011 and the nine months ended September 30, 2012 (unaudited) is as follows:

	Number Outstanding	Weighted-average Grant Date Fair Value
Balance at June 30, 2010	—	$—
Early exercised	453,243	0.86
Vested	(37,755)	0.58

Balance at June 30, 2011	415,488	0.89
Early exercised	360,852	1.29
Vested	(185,640)	0.66
Repurchased	(12,084)	0.74

Balance at December 31, 2011	578,616	1.21
Early exercised (unaudited)	263,970	2.38
Vested (unaudited)	(491,337)	1.50
Repurchased (unaudited)	(2,084)	0.11

Balance at September 30, 2012	349,165	1.69

RSUs

RSUs granted under the 2005 Stock Plan and the 2012 Plan to new employees generally vest annually over a four-year period. As of September 30, 2012 (unaudited), the weighted-average grant date fair value of the RSUs was $12.71 per share. The aggregate grant date fair value was $14.4 million which is expected to be recognized over four years. As of September 30, 2012 (unaudited), all of the RSUs were unvested.

We recognized compensation expense of $1.4 million related to RSUs for the nine months ended September 30, 2012 (unaudited). As of September 30, 2012 (unaudited), total unrecognized compensation cost, adjusted for estimated forfeitures, related to unvested RSUs was approximately $9.7 million and the weighted-average remaining vesting period was 3.49 years.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

ESPP

The price at which common stock is purchased under the 2012 ESPP is equal to 85% of the fair market value of the common stock on the first or last day of the offering period, whichever is lower. As the current offering period is June 28, 2012 through January 31, 2013, no shares were issued under the 2012 ESPP during the nine months ended September 30, 2012 (unaudited).

(12)    Stock-Based Compensation

We use the Black-Scholes options pricing model to estimate the fair value of our stock-based awards. This model incorporates various assumptions including expected volatility, expected term, risk-free interest rates and expected dividend yields. The following weighted-average assumptions were used for each respective period to calculate our stock-based compensation for each stock option grant:

	Fiscal Year Ended June 30,			Six Months Ended December 31,		Nine Months Ended September 30,
	2009	2010	2011	2010	2011	2011	2012
				(Unaudited)		(Unaudited)
Stock Options:
Expected volatility	69% - 75%	65%	50% - 69%	57% - 67%	56% - 69%	50% - 69%	54% - 57%
Expected term (in years)	5.62	6.02	6.05	6.04	5.75	5.83	6.05
Risk-free interest rate	1.48% - 3.77%	2.57% - 3.04%	1.43% - 2.96%	1.43% - 2.96%	0% - 1.92%	0.00% - 3.03%	0.87% - 1.18%
Dividend yield	—%	—%	—%	—%	—%	—%	—%

The following weighted-average assumptions were used to calculate our stock-based compensation for each stock purchase right granted under the Employee Stock Purchase Plan (ESPP), which became effective on June 28, 2012:

Nine Months Ended, September 30, 2012
(Unaudited)
ESPP:
Expected volatility	42%
Expected term (in years)	.58
Risk-free interest rate	0.16%
Dividend yield	—%

Expected volatility. We use the historic volatility of publicly traded peer companies as an estimate for expected volatility. In considering peer companies, characteristics such as industry, stage of development, size and financial leverage are considered. We intend to continue to consistently apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of our own common stock share price becomes available.

Expected term. We estimate the expected term using the simplified method due to the lack of historical exercise activity for our company. The simplified method calculates the expected term as the mid-point between the vesting date and the contractual expiration date of the award.

Risk-free interest rate. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for the expected term of the stock-based award.

Expected dividend yield. Our expected dividend yield is zero, as we have not and do not currently intend to declare dividends in the foreseeable future.

SERVICENOW, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expected forfeiture rate. We consider our pre-vesting forfeiture history to determine our expected forfeiture rate.

Fair value of common stock. Prior to our initial public offering, the fair value of our common stock was determined by our board of directors, which intended all options granted to be exercisable at a price per share not less than the per share fair value of the common stock underlying those options on the date of grant. The valuations of our common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The assumptions used in the valuation model are based on future expectations combined with management judgment.

Prior to March 2010, values for our shares of common stock were determined using an option pricing method. Estimates of the volatility were based on available information on the volatility of common stock of comparable, publicly traded companies. The common stock valuations were based on the discounted cash flow method, or DCF, under the income approach and the comparable company method and the recent transaction method under the market-based approach, which we used to estimate the total value of our company. The DCF method estimates enterprise value based on the estimated present value of future net cash flows the business is expected to generate over a forecasted period and an estimate of the present value of cash flows beyond that period, which is referred to as terminal value. The estimated present value is calculated using a discount rate known as the weighted-average cost of capital, which accounts for the time value of money and the appropriate degree of risks inherent in the business. The market-based approach considers multiples of financial metrics based on both acquisitions and trading multiples of a selected peer group of companies. These multiples are then applied to our financial metrics to derive a range of indicated values. If different estimates and assumptions had been used, the valuations could have been different.

Since March 2010, we utilized the probability weighted expected return method, or PWERM, approach to allocate value to our common shares. The PWERM approach employs various market approach and income approach calculations depending upon the likelihood of various liquidation scenarios. For each of the various scenarios, an equity value is estimated and the rights and preferences for each stockholder class are considered to allocate the equity value to common shares. The common share value is then multiplied by a discount factor reflecting the calculated discount rate and the timing of the event. Lastly, the common share value is multiplied by an estimated probability for each scenario. The probability and timing of each scenario was based upon discussions between our board of directors and our management team. Under the PWERM, the value of our common stock was based upon four possible future events for our company: an IPO; a strategic merger or sale; remaining a private company; and dissolution.

For stock options granted subsequent to our initial public offering, our board of directors determined the fair value based on the closing price of our common stock as reported on the New York Stock Exchange on the date of grant.

SERVICENOW, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(13)    Net Income (Loss) Per Share Attributable to Common Stockholders

The following tables present the calculation of basic and diluted net income (loss) per share attributable to common stockholders (in thousands, except share and per share data):

	Fiscal Years Ended June 30,			Six Months Ended December 31,		Nine Months Ended September 30,
	2009	2010	2011	2010	2011	2011	2012
				(Unaudited)		(Unaudited)
Numerator:
Net income (loss)	$(5,906)	$(29,705)	$9,830	$4,803	$(6,684)	$5,148	$(27,417)
Accretion of redeemable convertible preferred stock	(625)	(640)	(633)	(320)	(312)	(471)	(308)
Net income attributable to participating securities	—	—	(7,558)	(3,721)	—	(3,788)	—

Net income (loss) attributable to common stockholders—basic	$(6,531)	$(30,345)	$1,639	$762	$(6,996)	$889	$(27,725)

Undistributed earnings reallocated to participating securities	$—	$—	$671	$349	$—	$361	$—

Net income (loss) attributable to common stockholders— diluted	$(6,531)	$(30,345)	$2,310	$1,111	$(6,996)	$1,250	$(27,725)

Denominator:
Weighted-average shares outstanding Basic	39,039,066	23,157,576	18,163,977	17,156,445	21,104,219	19,695,440	57,089,411
Effect of potentially dilutive securities:
Common stock options	—	—	9,931,509	10,465,912	—	10,917,099	—

Weighted-average shares outstanding Diluted	39,039,066	23,157,576	28,095,486	27,622,357	21,104,219	30,612,539	57,089,411

Net income (loss) per share attributable to common stockholders:
Basic	$(0.17)	$(1.31)	$0.09	$0.04	$(0.33)	$0.05	$(0.49)

Diluted	$(0.17)	$(1.31)	$0.08	$0.04	$(0.33)	$0.04	$(0.49)

Potentially dilutive securities not included in the calculation of diluted net income (loss) per share because doing so would be antidilutive are as follows:

	Fiscal Years Ended June 30,			Six Months Ended December 31,		Nine Months Ended September 30,
	2009	2010	2011	2010	2011	2011	2012
				(Unaudited)		(Unaudited)
Common stock options	19,164,000	16,520,984	7,635,190	7,890,844	39,601,640	8,548,888	37,279,442
Warrants	414,816	—	—	—	—	—	—
Convertible preferred stock	59,777,936	83,703,016	83,703,016	83,703,016	83,703,016	83,703,016	—
Restricted stock units	—	—	—	—	—	—	1,134,851
Common stock subject to repurchase	—	—	83,551	—	578,616	288,350	349,165
ESPP obligations	—	—	—	—	—	—	468,704

Total potentially dilutive securities	79,356,752	100,224,000	91,421,757	91,593,860	123,883,272	92,540,254	39,232,162

SERVICENOW, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(14)    Income Taxes

The provision for income taxes consists of the following (in thousands):

	Fiscal Years Ended June 30,			Six Months Ended December 31,
	2009	2010	2011	2010	2011
				(Unaudited)
Current provision:
Federal	$—	$—	$62	$111	$325
State	5	2	988	449	396
Foreign	43	278	286	93	329

	48	280	1,336	653	1,050

Deferred provision:
Federal	—	—	—	—	22
State	—	—	—	—	3
Foreign	—	—	—	—	—

	—	—	—	—	25

Provision for income taxes	$48	$280	$1,336	$653	$1,075

The components of income (loss) from continuing operations before income taxes by United States and foreign jurisdictions were as follows (in thousands):

	Fiscal Years Ended June 30,			Six Months Ended December 31,
	2009	2010	2011	2010	2011
				(Unaudited)
United States	$(5,864)	$(29,602)	$10,585	$5,368	$(1,375)
Foreign	6	177	581	88	(4,234)

Total	$(5,858)	$(29,425)	$11,166	$5,456	$(5,609)

The effective income tax rate differs from the federal statutory income tax rate applied to the income (loss) before provision for income taxes due to the following (in thousands):

	Fiscal Years Ended June 30,			Six Months Ended December 31,
	2009	2010	2011	2010	2011
				(Unaudited)
Tax computed at the federal statutory rate	$(1,991)	$(10,005)	$3,799	$1,857	$(1,907)
State taxes, net of federal benefit	(312)	(359)	250	122	82
Tax rate differential for international subsidiaries(1)	(1)	(13)	(47)	(23)	1,589
Stock-based compensation	50	149	727	244	978
Tax credits	(677)	(282)	(409)	(150)	(378)
Tax contingencies	194	265	171	74	178
Permanent differences	226	411	305	120	244
Change in state rate	32	(1,170)	662	295	8
Other	(15)	117	344	379	146
Valuation allowance	2,542	11,167	(4,466)	(2,265)	135

Provision for income taxes	$48	$280	$1,336	$653	$1,075

(1)

The change in the impact of the tax rate differential for international jurisdictions is primarily attributable to a change in the mix of income/loss from the United States to international jurisdictions with different income tax rates compared to the United States.

SERVICENOW, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Significant components of our deferred tax assets as of June 30, 2010 and 2011 and December 31, 2011 are shown below (in thousands). A valuation allowance has been recognized to offset our deferred tax assets as realization for fiscal 2010 and 2011 and the six months ended December 31, 2011 of such deferred tax assets has not met the more likely than not threshold.

	June 30,		December 31, 2011
	2010	2011
Deferred tax assets:
Net operating losses	$15,731	$9,936	$4,182
Deferred revenue	848	2,397	8,434
Accrued state taxes	—	286	28
Accrued expenses	416	363	672
Deferred rent	128	183	201
Credit carryforwards	781	858	1,357
Incentive from lessor	—	1,096	1,023
Stock-based compensation	—	345	1,333
Other	409	461	1,130

Total deferred tax assets	18,313	15,925	18,360
Less valuation allowance	(18,160)	(13,694)	(13,829)

	153	2,231	4,531
Deferred tax liabilities:
Accrued expenses	—	—	—
Property and equipment	(153)	(2,231)	(4,531)

Net deferred tax assets	$—	$—	$—

As of December 31, 2011, we had U.S. federal net operating losses and federal tax credit carryforwards of approximately $13.1 million and $0.9 million, respectively. The federal net operating loss carryforwards and federal tax credits will begin to expire in 2024 if not utilized. In addition, we had state net operating losses and state tax credit carryforwards of approximately $39.4 million and $0.9 million, respectively. The state net operating loss and tax credit carryforwards will begin to expire in 2018 if not utilized.

Approximately $6.8 million of federal net operating losses and $4.2 million of state net operating losses relate to stock-based compensation deductions in excess of book expense, the tax effect of which would be to credit additional paid-in capital, if realized.

We had research credit carryforwards of approximately $0.9 million for federal purposes and another $0.9 million for state purposes. If not utilized, the federal carryforward will begin to expire in 2024.

Due to cumulative losses, we maintain a valuation allowance against our deferred tax assets as of December 31, 2011. We consider all available evidence, both positive and negative, in assessing the extent to which a valuation allowance should be applied against deferred tax assets. Our valuation allowance increased $11.2 million for fiscal 2010 as compared to fiscal 2009, decreased $4.5 million for fiscal 2011 as compared to fiscal 2010, and increased $0.1 million during the six months ended December 31, 2011.

Section 382 imposes annual limitations on the utilization of NOL carryforwards and other tax attributes upon an ownership change. In general terms, an ownership change may result from transactions that increase the aggregate ownership of certain stockholders in our stock by more than 50 percentage points over a testing period (generally three years). We completed a Section 382 analysis. Based on this analysis, we do not believe that our NOLs and other tax attributes are limited under Section 382 as of December 31, 2011.

SERVICENOW, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

We have not recorded a provision for deferred U.S. tax expense that could result from the remittance of foreign undistributed earnings since we intend to reinvest the earnings of these foreign subsidiaries indefinitely.

Our share of the undistributed earnings of foreign corporations not included in our consolidated federal income tax returns that could be subject to additional U.S. income tax if remitted was approximately $0.2 million, $0.8 million and $0.8 million at June 30, 2010 and 2011 and December 31, 2011, respectively. The determination of the amount of unrecognized U.S federal deferred income tax liability for undistributed earnings is not practicable.

We record liabilities, where appropriate, for all uncertain income tax positions. We recognize potential accrued interest and penalties related to unrecognized tax benefits as income tax expense.

A reconciliation of the beginning and ending balance of total unrecognized tax benefits is as follows (in thousands):

	Fiscal Years Ended June 30,			Six Months Ended December 31,
	2009	2010	2011	2010	2011
				(Unaudited)
Beginning balance	$98	$185	$374	$374	$519
Tax provisions taken in the period:
Additions	87	189	145	73	191
Reductions	—	—	—	—	—

Ending balance	$185	$374	$519	$447	$710

As of July 1, 2011, we had total unrecognized tax benefit of approximately $0.5 million. During the six months ended December 31, 2011, we recognized approximately $0.2 million of interest and penalties associated with unrecognized tax benefits. We do not believe there will be a material change in our unrecognized tax positions over the next twelve months.

We file income tax returns with the U.S. federal, various states and certain foreign jurisdictions. Our tax years ending June 30, 2005 through December 31, 2011 remain open in most jurisdictions.

(15)    Related Party Transactions

During fiscal 2009, we loaned $6.0 million to our founder in exchange for a non-interest bearing promissory note, which was settled in connection with our sale of Series C preferred stock. Refer to Note 9 for further discussion of this transaction. No loans were issued during fiscal 2010, 2011 or the six months ended December 31, 2011.

In connection with the sale and issuance of our Series D preferred stock, we repurchased and subsequently cancelled 23,510,264 shares of common stock from eligible stockholders, including a total of 18,436,000 shares from our founder and his family, and our former chief financial officer. Refer to Note 9 for further discussion of this transaction.

As part of our sale of Series C and Series D preferred stock, we recorded a liability of $5.3 million for withholding taxes associated with the repurchase of our founder’s shares plus potential interest and penalties that may be imposed by the tax authorities. We recorded an offsetting receivable of $5.3 million in prepaid expenses and other current assets at June 30, 2010 and 2011 and December 31, 2011 representing the total amount that was subsequently paid to us by our founder in February 2012 for these withholding taxes. In April 2012, we paid $5.3 million to the tax authorities for these withholding taxes.

SERVICENOW, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(16)    Commitments and Contingencies

Leases

We lease managed and co-location facilities for data center capacity and office space under noncancellable operating lease agreements with various expiration dates. Our data centers are located in the United States, the Netherlands, the United Kingdom, Switzerland, Canada, and Australia. Expenses at our co-location facilities consist primarily of space, power, cooling and ancillary services. Our managed facilities include the same expenses as co-location facilities as well as expenses related to leases of equipment, such as servers, networking equipment, and storage infrastructure. Rent expense associated with these facilities, included in cost of revenues, was $1.3 million, $2.7 million, $4.8 million, $2.1 million, $3.7 million, $4.4 million and $9.2 million for fiscal 2009, 2010, 2011, the six months ended December 31, 2010 (unaudited) and 2011 and the nine months ended September 30, 2011 (unaudited) and 2012 (unaudited), respectively.

Our principal office is located in San Diego, California and we lease office space in the United States, the United Kingdom, Germany, Australia, the Netherlands, Canada, Denmark, France, Sweden and Israel. Rent expense associated with these leases was $0.9 million, $1.1 million, $2.3 million, $0.5 million, $1.2 million, $2.3 million and $3.0 million for fiscal 2009, 2010, 2011, the six months ended December 31, 2010 (unaudited) and 2011 and the nine months ended September 30, 2011 (unaudited) and 2012 (unaudited), respectively. During fiscal 2011, we relocated our San Diego office and terminated a lease on our former premises. The termination fee of $0.7 million is included in rent expense for fiscal 2011 and the nine months ended September 30, 2011 (unaudited).

Annual future minimum payments under these operating leases were as follows as of December 31, 2011 (in thousands):

	Data Centers	Office Leases	Total
Years Ended December 31,
2012	$8,284	$2,795	$11,079
2013	8,587	2,247	10,834
2014	3,270	2,409	5,679
2015	197	1,724	1,921
2016	—	1,661	1,661
Thereafter	—	3,603	3,603

Total minimum lease payments	$20,338	$14,439	$34,777

Subsequent to December 31, 2011, we signed additional leases. In February 2012, we signed a lease for our new San Diego office. The lease is for a 94,543 square-foot building with total minimum lease commitments of approximately $13.7 million. The lease is for a period of eight years and commenced on August 17, 2012.

In September 2012 (unaudited), we signed a lease for a total of 43,590 square-feet of office space located in Amsterdam. The square-footage for the first year is approximately 17,857 and increases incrementally over the term of the lease, with total minimum lease commitments of approximately $10.5 million. The lease is for a period of 10.5 years and commences on October 1, 2012.

SERVICENOW, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Annual future minimum payments under our operating leases were as follows as of September 30, 2012 (unaudited) (in thousands):

	Data Centers	Office Leases	Total
Fiscal Period:
Remaining three months ended December 31, 2012	$2,982	$916	$3,898
2013	8,174	5,395	13,569
2014	5,314	5,162	10,476
2015	546	4,837	5,383
2016	—	5,044	5,044
Thereafter	—	18,392	18,392

Total minimum lease payments	$17,016	$39,746	$56,762

Lease commitments of $10.2 million related to the lease for our former San Diego office are included in the table above. Upon vacating our former San Diego office in August 2012 (unaudited), we recorded a cease-use loss of $0.2 million and a corresponding facility exit obligation of $3.0 million, as we are further obligated for certain ongoing operating costs.

Legal Proceedings

From time to time, we are party to litigation and other legal proceedings in the ordinary course of business. While the results of any litigation or other legal proceedings are uncertain, management does not believe the ultimate resolution of any pending legal matters is likely to have a material adverse effect on our financial position, results of operations or cash flows, except for those matters for which we have recorded a loss contingency. We accrue for loss contingencies when it is both probable that we will incur the loss and when the amount of the loss can be reasonably estimated.

Generally, our subscription agreements require us to indemnify our customers for third-party intellectual property infringement claims. Any adverse determination related to intellectual property claims or litigation could prevent us from offering our service and adversely affect our financial condition and results of operations.

(17)    Information about Geographic Areas

Revenues by geographic area, based on the billing location of the customer, were as follows for the periods presented (in thousands):

	Fiscal Year Ended June 30,			Six Months Ended December 31,		Nine Months Ended September 30,
	2009	2010	2011	2010	2011	2011	2012
				(Unaudited)		(Unaudited)
Revenues by geography
North America	$14,062	$31,396	$69,333	$27,919	$51,901	$65,929	$120,124
Europe	5,018	10,708	20,093	8,693	18,842	21,856	42,027
Asia Pacific and other	235	1,225	3,215	1,332	2,632	1,109	6,399

Total revenues	$19,315	$43,329	$92,641	$37,944	$73,375	$88,894	$168,550

SERVICENOW, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Long-lived assets by geographic area were as follows (in thousands):

	June 30,		December 31, 2011	September 30, 2012
	2010	2011
				(Unaudited)
Long-lived assets:
North America	$1,013	$7,859	$15,820	$28,561
Europe	500	1,391	4,537	9,320
Asia Pacific and other	185	217	338	1,205

Total long-lived assets	$1,698	$9,467	$20,695	$39,086

(18)    Subsequent Events

On February 21, 2012, we issued and sold 1,750,980 shares of common stock at a price of $10.20 per share for gross proceeds of $17.9 million in a private placement with a new stockholder. As part of this private placement, our founder sold 700,000 shares of common stock at the same price per share to this new stockholder.

On February 24, 2012, our founder repaid $5.3 million to settle the outstanding receivable for withholding taxes associated with the sale of Series C and Series D preferred stock.

On March 27, 2012, we repurchased and subsequently cancelled 100,000 shares of common stock at a price of $10.00 per share from a former employee.

From January 1 through March 30, 2012, we granted stock options under our 2005 Stock Plan to certain employees and directors to purchase 2,959,500 shares of common stock, having exercise prices ranging from $6.50 to $10.35 per share. Additionally, we granted RSUs under our 2005 Stock Plan to Frederic B. Luddy to purchase 1,000,000 shares of common stock. The RSUs vest annually over a four year period.

In April and May 2012, we repurchased and subsequently cancelled 42,498 and 35,000 shares of common stock, respectively, at a price of $11.50 per share from former employees.

In April and May 2012, we granted stock options under our 2005 Stock Plan to certain employees to purchase 793,000 shares with an exercise price of $11.00 per share and 799,750 shares with an exercise price of $12.45 per share, respectively.

On April 27, 2012, our board of directors approved the Restated Certificate of Incorporation, Restated Bylaws, 2012 Equity Incentive Plan and the 2012 Employee Stock Purchase Plan, each to become effective in connection with the IPO.

In May 2012, we reincorporated into Delaware as ServiceNow, Inc.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, paid or payable by us in connection with the sale of the common stock being registered. All amounts shown are estimates except for the SEC registration fee and the FINRA filing fee and:

Amount Paid or to be Paid
SEC registration fee	$ *
FINRA filing fee	*
New York Stock Exchange listing fee	*
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Transfer agent and registrar fees and expenses	*
Miscellaneous expenses	*

Total	$ *

*	To be provided by amendment.

Item 14.	Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the Delaware General Corporation Law are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended, or the Securities Act.

As permitted by the Delaware General Corporation Law, the Registrant’s restated certificate of incorporation contains provisions that eliminate the personal liability of its directors for monetary damages for any breach of fiduciary duties as a director, except liability for the following:

•	any breach of the director’s duty of loyalty to the Registrant or its stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law (regarding unlawful dividends and stock purchases); or

•	any transaction from which the director derived an improper personal benefit.

As permitted by the Delaware General Corporation Law, the Registrant’s restated bylaws provide that:

•	the Registrant is required to indemnify its directors and executive officers to the fullest extent permitted by the Delaware General Corporation Law, subject to very limited exceptions;

•	the Registrant may indemnify its other employees and agents as set forth in the Delaware General Corporation Law;

•

the Registrant is required to advance expenses, as incurred, to its directors and executive officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to very limited exceptions; and

•	the rights conferred in the restated bylaws are not exclusive.

The Registrant has entered into indemnification agreements with each of its current directors and executive officers to provide these directors and executive officers additional contractual assurances regarding the scope of the indemnification set forth in the Registrant’s restated certificate of incorporation and restated bylaws and to provide additional procedural protections. There is no pending litigation or proceeding involving a director or executive officer of the Registrant for which indemnification is sought. Reference is also made to Section 11 of the underwriting agreement to be filed as Exhibit 1.1 to this registration statement, which provides for the indemnification of executive officers, directors and controlling persons of the Registrant against certain liabilities. The indemnification provisions in the Registrant’s restated certificate of incorporation, restated bylaws and the indemnification agreements entered into or to be entered into between the Registrant and each of its directors and executive officers may be sufficiently broad to permit indemnification of the Registrant’s directors and executive officers for liabilities arising under the Securities Act.

The Registrant currently carries liability insurance for its directors and officers.

Three of Registrant’s directors (Paul V. Barber, Douglas M. Leone and Charles E. Noell, III) are also indemnified by their employers and certain other entities affiliated with their employers with regard to their service on the Registrant’s board of directors.

Reference is made to the following documents filed as exhibits to this Registration Statement regarding relevant indemnification provisions described above and elsewhere herein:

Exhibit Document	Number
Form of Underwriting Agreement.	1.1
Restated Certificate of Incorporation.	3.1
Restated Bylaws.	3.2
Third Amended and Restated Investors Rights Agreement dated November 25, 2009 among the Registrant and certain of its stockholders, as amended.	4.2
Form of Indemnification Agreement.	10.1

Item 15.	Recent Sales of Unregistered Securities.

Since October 31, 2009, the Registrant has issued and sold the following unregistered securities:

(1) From October 31, 2009 to October 25, 2012, we granted stock options under our 2005 Stock Plan to purchase 35,218,296 shares of common stock (net of expirations, forfeitures and cancellations) to our employees, directors and consultants, having exercise prices ranging from $1.00 to $16.00 per share, as well as 1,030,644 RSUs to our employees under our 2005 Stock Plan. Of these, options to purchase 2,801,947 shares of common stock have been exercised through October 25, 2012 for aggregate consideration of $5,933, 296.41, at exercise prices ranging from $1.00 to $9.40 per share.

(2) In November 2009, we entered into a Series D Preferred Stock Purchase Agreement pursuant to which we issued and sold to accredited investors in multiple closings an aggregate of 2,990,635 shares of Series D preferred stock, at a purchase price of $17.267333 per share, for aggregate consideration of $51,640,290. These shares converted into 23,925,080 shares of common stock upon the closing of our initial public offering.

(3) In February 2012, we entered into a Common Stock Purchase Agreement pursuant to which we issued and sold to accredited investors an aggregate of 1,750,980 shares of common stock, at a purchase price of $10.20 per share, for aggregate consideration of $17,859,996.

The offers, sales and issuances of the securities described in paragraph (1) were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act or Rule 701 promulgated under the Securities Act. The recipients of such securities were our employees, directors or bona fide consultants and received the securities under our 2005 Stock Plan. Appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about us.

The offers, sales and issuances of the securities described in paragraphs (2) and (3) were deemed to be exempt from registration under the Securities Act in reliance on Rule 506 of Regulation D in that the issuance of securities to the accredited investors did not involve a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited investor under Rule 501 of Regulation D.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits.

The list of exhibits filed with this registration statement is set forth in the Exhibit Index following the signature pages and is incorporated herein by reference.

Exhibit Number	Description of Document	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date

1.1†	Form of Underwriting Agreement.

3.1	Restated Certificate of Incorporation.	10-Q	001-35580	3.1	8/10/12

3.2	Restated Bylaws.	S-1	333-180486	3.4	5/4/12

4.1	Form of Common Stock Certificate.	S-1	333-180486	4.1	6/19/12

4.2	Third Amended and Restated Investors Rights Agreement dated November 25, 2009 among the Registrant and certain of its stockholders, as amended.	S-1	333-180486	4.2	3/30/12

5.1†	Opinion of Fenwick & West LLP.

10.1	Form of Indemnification Agreement.	S-1	333-180486	10.1	6/19/12

10.2	2005 Stock Plan, Forms of Stock Option Agreement and Form of Restricted Stock Unit Agreement thereunder.	S-1	333-180486	10.2	3/30/12

10.3	2012 Equity Incentive Plan, Forms of Stock Option Award Agreement, Restricted Stock Agreement, Stock Appreciation Right Award Agreement and Restricted Stock Unit Award Agreement thereunder.	S-1	333-180486	10.3	6/19/12

10.4	2012 Employee Stock Purchase Plan and Form of Subscription Agreement thereunder.	S-1	333-180486	10.4	6/19/12

10.5	Employment Agreement dated May 2, 2011 among the Registrant and Frank Slootman.	S-1	333-180486	10.5	3/30/12

10.6	Employment Agreement dated May 12, 2011 among the Registrant and Michael P. Scarpelli.	S-1	333-180486	10.6	3/30/12

10.7	Employment Agreement dated May 21, 2011 among the Registrant and David L. Schneider.	S-1	333-180486	10.7	3/30/12

10.8	Employment Agreement dated August 1, 2011 among the Registrant and Daniel R. McGee.	S-1	333-180486	10.8	3/30/12

10.9	Employment Agreement dated August 15, 2011 among the Registrant and Arne Josefsberg.	S-1	333-180486	10.9	3/30/12

10.10	Office Lease dated August 27, 2010 between the Registrant and Kilroy Realty, L.P.	S-1	333-180486	10.10	3/30/12

10.11	Office Lease dated February 14, 2012 between the Registrant and The Irvine Company LLC.	S-1	333-180486	10.11	3/30/12

16.1	Change in Certifying Accountant Letter.					x

21.1	Subsidiaries of the Registrant.	S-1	333-180486	21.1	3/30/12

Exhibit Number	Description of Document	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date

23.1	Consent of independent registered public accounting firm.					x

23.2†	Consent of Fenwick & West LLP (included in Exhibit 5.1).

24.1	Power of Attorney. Reference is made to the signature page hereto.					x

101.INS†	XBRL Instance Document

101.SCH†	XBRL Taxonomy Schema Linkbase Document

101.CAL†	XBRL Taxonomy Calculation Linkbase Document

101.DEF†	XBRL Taxonomy Definition Linkbase Document

101.LAB†	XBRL Taxonomy Labels Linkbase Document

101.PRE†	XBRL Taxonomy Presentation Linkbase Document

†	To be filed by amendment.

(b) Financial Statement Schedule.

No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or notes.

Item 17.	Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on this 31st day of October, 2012.

SERVICENOW, INC.

By:	/s/ Frank Slootman
Frank Slootman President and Chief Executive Officer

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Frank Slootman and Michael P. Scarpelli, and each of them, as his true and lawful attorneys-in-fact and agents, each with the full power of substitution, for him and in his name, place or stead, in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments), and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Frank Slootman Frank Slootman	President, Chief Executive Officer and Director (Principal Executive Officer)	October 31, 2012

/s/ Michael P. Scarpelli Michael P. Scarpelli	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	October 31, 2012

/s/ Frederic B. Luddy Frederic B. Luddy	Chief Product Officer and Director	October 31, 2012

/s/ Paul V. Barber Paul V. Barber	Director	October 31, 2012

/s/ Ronald E. F. Codd Ronald E. F. Codd	Director	October 31, 2012

/s/ Douglas M. Leone Douglas M. Leone	Director	October 31, 2012

/s/ Jeffrey A. Miller Jeffrey A. Miller	Director	October 31, 2012

Signature	Title	Date

/s/ Charles E. Noell, III Charles E. Noell, III	Director	October 31, 2012

/s/ William L. Strauss William L. Strauss	Director	October 31, 2012

EXHIBIT INDEX

Exhibit Number	Description of Document	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date

1.1†	Form of Underwriting Agreement.

3.1	Restated Certificate of Incorporation.	10-Q	001-35580	3.1	8/10/12

3.2	Restated Bylaws.	S-1	333-180486	3.4	5/4/12

4.1	Form of Common Stock Certificate.	S-1	333-180486	4.1	6/19/12

4.2	Third Amended and Restated Investors Rights Agreement dated November 25, 2009 among the Registrant and certain of its stockholders, as amended.	S-1	333-180486	4.2	3/30/12

5.1†	Opinion of Fenwick & West LLP.

10.1	Form of Indemnification Agreement.	S-1	333-180486	10.1	6/19/12

10.2	2005 Stock Plan, Forms of Stock Option Agreement and Form of Restricted Stock Unit Agreement thereunder.	S-1	333-180486	10.2	3/30/12

10.3	2012 Equity Incentive Plan, Forms of Stock Option Award Agreement, Restricted Stock Agreement, Stock Appreciation Right Award Agreement and Restricted Stock Unit Award Agreement thereunder.	S-1	333-180486	10.3	6/19/12

10.4	2012 Employee Stock Purchase Plan and Form of Subscription Agreement thereunder.	S-1	333-180486	10.4	6/19/12

10.5	Employment Agreement dated May 2, 2011 among the Registrant and Frank Slootman.	S-1	333-180486	10.5	3/30/12

10.6	Employment Agreement dated May 12, 2011 among the Registrant and Michael P. Scarpelli.	S-1	333-180486	10.6	3/30/12

10.7	Employment Agreement dated May 21, 2011 among the Registrant and David L. Schneider.	S-1	333-180486	10.7	3/30/12

10.8	Employment Agreement dated August 1, 2011 among the Registrant and Daniel R. McGee.	S-1	333-180486	10.8	3/30/12

10.9	Employment Agreement dated August 15, 2011 among the Registrant and Arne Josefsberg.	S-1	333-180486	10.9	3/30/12

10.10	Office Lease dated August 27, 2010 between the Registrant and Kilroy Realty, L.P.	S-1	333-180486	10.10	3/30/12

Exhibit Number	Description of Document	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date

10.11	Office Lease dated February 14, 2012 between the Registrant and The Irvine Company LLC.	S-1	333-180486	10.11	3/30/12

16.1	Change in Certifying Accountant Letter.					x

21.1	Subsidiaries of the Registrant.	S-1	333-180486	21.1	3/30/12

23.1	Consent of independent registered public accounting firm.					x

23.2†	Consent of Fenwick & West LLP (included in Exhibit 5.1).

24.1	Power of Attorney. Reference is made to the signature page hereto.					x

101.INS†	XBRL Instance Document

101.SCH†	XBRL Taxonomy Schema Linkbase Document

101.CAL†	XBRL Taxonomy Calculation Linkbase Document

101.DEF†	XBRL Taxonomy Definition Linkbase Document

101.LAB†	XBRL Taxonomy Labels Linkbase Document

101.PRE†	XBRL Taxonomy Presentation Linkbase Document

†	To be filed by amendment.